Form 20-F
period 2005-12-31
Belgo-Mineira Steel CO
filed 2006-06-29
CIK 1334311

As filed with the Securities and Exchange Commission on June 29, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from________________to
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 333-127853

ARCELOR BRASIL S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)
(Exact name of Registrant as specified in its charter)

ARCELOR BRAZIL INC.
(formerly known as Belgo-Mineira Steel Company)
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

     Av. Carandaí, 1115, 26º andar
30130-915 – Belo Horizonte, MG, Brazil
55-31-3219-1245
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Common Shares
          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
650,993,100 common shares at December 31, 2005
          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes	No
          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes	No
          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes	No
          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer	Accelerated Filer	Non-accelerated Filer
          Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17	Item 18

i

ii

INTRODUCTION

     All references in this annual report to:

  “Arcelor Brasil,” “we,” “our” and “us” are to Arcelor Brasil S.A. and its consolidated subsidiaries, Belgo Siderurgia S.A., Companhia Siderúrgica de Tubarão and Vega do Sul S.A.;

  “Belgo Siderurgia” are to Belgo Siderurgia S.A., a wholly-owned subsidiary of Arcelor Brasil;

  “CST” are to Companhia Siderúrgica de Tubarão, a wholly-owned subsidiary of Arcelor Brasil;

  “Vega do Sul” are to Vega do Sul S.A., a subsidiary of Arcelor Brasil;

  “Acindar” are to Acindar Industria Argentina de Aceros S.A., an indirect subsidiary of Arcelor Brasil through Arcelor Brasil's stock holdings in Belgo Siderurgia;

  “Arcelor” are to Arcelor, a Luxembourg corporation, which is Arcelor Brasil's controlling shareholder;

  “Brazilian Corporate Law” are to Law No. 6,404 of December 15, 1976, as amended by Law No. 9,457 of May 5, 1997 and by Law No. 10,303 of October 31, 2001;

  the “Brazilian government” are to the federal government of the Federative Republic of Brazil;

  “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

  “US$,” “dollars” or “U.S. dollars” are to the United States dollars;

  “peso,” “pesos” or “P$” are to Argentine pesos;

  “euro,” “euros,” and “€” are to the currency of the European Union member states participating in the European Monetary Union;

  “Central Bank” are to Banco Central do Brasil, the Brazilian Central Bank;

  “CVM” are to Comissão de Valores Mobiliários – CVM, the Brazilian Securities Commission; and

  the “shares” are to our common shares.

PRESENTATION OF FINANCIAL AND OTHER DATA

     We make statements in this annual report about our competitive position and market share in, and the market size of, the Brazilian and worldwide steel industry. We have made these statements on the basis of statistics and other information from third-party sources, governmental agencies or industry or general publications that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications. All industry and market data contained in this annual report is based upon the latest publicly available information as of the date of this annual report.

     Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

     We have prepared our consolidated financial statements included in this annual report under Item 18, in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law No. 6,404, as amended) and the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM.

     Brazilian GAAP differs in significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. See Note 25 to our audited consolidated financial statements for a description of the main differences between Brazilian GAAP and U.S. GAAP as they relate to us, and for a reconciliation of our shareholders' equity and net income from Brazilian GAAP to U.S. GAAP.

     We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2005 was R$2.3407 to U.S.$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2005, as reported by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3A. Selected Financial Data—Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

FORWARD LOOKING STATEMENTS

     This annual report includes forward-looking statements, principally in Items 3 through 5 and Item 11 of this annual report. These forward-looking statements are based largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. These forward-looking statements, among other things, relate to:

  management strategy;

  trends in the world steel market;

  operating efficiencies;

  integration of new business units;

  market position;

  revenue growth;

  taxable income;

  cost savings;

  capital expenditures;

  dividends expectations;

  influence of our controlling shareholder; and

  litigation.

     Forward-looking statements may be identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “should,” “seek,” “estimate,” “future” or similar expressions. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to changes in regulation, the global and local steel industry and local economic conditions. In light of the many risks and uncertainties surrounding the steel industry, the forward-looking statements contained in this annual report may not be realized. You are cautioned not to place undue reliance on any forward-looking information.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     We maintain our books and records in reais and prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in certain respects from U.S. GAAP. Note 25 to our consolidated financial statements included elsewhere in this annual report sets forth a description of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of total shareholders' equity as of December 31, 2005 and 2004 and net income for each of the years in the three-year period ended December 31, 2005.

     The selected financial data set forth below as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 have been derived from, and should be read in conjunction with, our consolidated financial statements and the notes thereto included elsewhere in this annual report. The selected consolidated financial data in accordance with Brazilian GAAP at December 31, 2003, 2002 and 2001 and for each of the years in the two-year period ended December 31, 2003 have been derived from our audited consolidated financial statements and the notes thereto, which are not included in this annual report. U.S. GAAP statements of operation data for the years ended December 31, 2002 and 2001 and balance sheet data at December 31, 2003, 2002 and 2001 are not available.

     Information under Brazilian GAAP shows the results of operations of the merger of CST and Vega do Sul since June 1, 2005 and the acquisition of Acindar since May 1, 2004. Information under U.S. GAAP shows the results of operations of common control of CST since October 1, 2004 and Vega do Sul since January 1, 2003, and the acquisition of Acindar since May 1, 2004.

     The following table presents a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	At and for the year ended December 31,

	2005	2004	2003	2002	2001

		(in millions of reais)
Statement of operations data
Brazilian GAAP:
Net revenues	10,686.1	6,690.9	3,779.9	3,167.1	2,368.8
Cost of products sold and
services provided	(6,758.3)	(3,853.3)	(2,337.3)	(1,842.8)	(1,439.8)

Gross profit	3,927.8	2,837.6	1,442.6	1,324.3	929.0
Operating income (expenses)
Selling	(363.2)	(246.9)	(182.8)	(137.9)	(94.0)
General and administrative	(368.8)	(190.8)	(140.1)	(139.1)	(106.4)
Equity interest in income of
associated companies	495.1	(7.1)	83.4	41.3	(106.8)
Amortization of goodwill	(332.9)	(342.4)	(177.9)	(0.7)	(6.1)
Employee profit sharing	(101.7)	(78.3)	(44.3)	(52.0)	(35.4)
Net financial expense	(220.7)	(84.2)	(27.9)	(221.5)	(131.8)
Other operating expenses,
net	(108.7)	(91.2)	(75.1)	(145.7)	(78.7)

	At and for the year ended December 31,

	2005	2004	2003	2002	2001

Operating results	2,926.9	1,796.7	877.1	668.6	369.8

Non-operating results	(160.7)	(35.8)	(100.4)	(92.7)	(83.6)
Income tax (expense) benefit	(251.9)	(392.6)	21.2	(150.9)	(54.3)
Social contributions
(expense) benefit	(71.1)	(69.4)	(12.4)	(57.5)	4.3
Statutory attributions	(4.0)	(7.3)	(3.3)	(5.9)	(4.1)
Income before minority interest	2,439.2	1,291.5	782.2	361.6	232.2

Minority interest	(255.9)	(252.0)	(99.9)	(44.4)	(38.7)

Net income	2,183.3	1,039.5	682.3	317.2	193.5

Number of shares outstanding at
year end, excluding 68,300
treasury preferred shares for
all years from 2001 to 2004
and 3,415 for 2005 (in
thousands)	647,578	7,015,829	7,015,829	7,015,829	6,694,245
Preferred shares	-	3,110,828	3,110,828	3,110,828	2,789,244
Common shares	647,578	3,905,001	3,905,001	3,905,001	3,905,001

Net income per thousand shares
of paid-up capital at year
end (1)	3,371	148.17	97.25	45.22	28.91

Dividends declared and interest
on shareholders' equity per
1,000 shares (2)

Preferred shares	-	43.8	23.5	13.6	10.3
Common shares	1,550	39.9	21.3	12.4	9.3

U.S. GAAP:
Net revenues	13,341.3	9,055.4	3,855.8
Cost of products sold and
services provided	(7,936.2)	(5,316.3)	(2,433.7)

Gross profit	5,405.1	3,739.0	1,422.1
Operating income (expenses)
Selling, general and
administrative	(966.4)	(756.6)	(379.3)
Other operating expenses,
net	(242.9)	(263.2)	(159.2)

Operating results	4,195.8	2,719.2	883.6

Net financial expense	(528.6)	(73.8)	(94.5)
Non-operating results	(63.3)	(28.3)	(61.8)
Income tax expense	(719.9)	(283.6)	(146.4)
Equity interest in income
(loss) of associated
companies	(87.0)	(24.6)	83.4

Income before minority interest
and cumulative effect of
change in accounting
principle	2,797.0	2,308.9	664.3

Minority interest	(251.5)	(410.4)	(45.1)

Net income before cumulative
effect of change in
accounting principle	2,545.5	1,898.5	619.2

Cumulative effect of change in
accounting principle	-	22.4	-

Net income after cumulative
effect of change in
accounting principle	2,545.5	1,920.9	619.2

	At and for the year ended December 31,

	2005	2004	2003	2002	2001

Net income available for common
shareholders before
cumulative effect of change
in accounting principle
(basic)	2,545.5	1,898.5	619.2
Cumulative effect of change in
accounting principle	-	22.4	-

Net income available for common
shareholders (basic)	2,545.5	1,920.9	619.2

Basic earnings per share (1)
Common
Net income before cumulative
effect of change in
accounting principle	4.24	3.27	1.69
Cumulative effect of change in
accounting principles	-	0.4	-

Basic earnings per share	4.24	3.31	1.69

Net income available for common
shareholders before
cumulative effect of change
in accounting principle
(diluted)	2,479.8	1,859.9	554.1
Cumulative effect of change in
accounting principle	-	22.4	-

Net income available for common
shareholders (diluted)(2)	2,479.8	1,882.3	554.1

Diluted earnings per common
share (1)
Net income before cumulative
effect of change in
accounting principle	4.13	3.21	1.51
Cumulative effect of change in
accounting principles	-	0.04	-

Diluted earnings per share	4.13	3.25	1.51
Weighted average number of
shares outstanding (in
thousands)

Total	599,814	580,010	366,460

	At and for the year ended December 31,

	2005	2004	2003	2002	2001

		(in millions of reais)
Balance sheet data
Brazilian GAAP:
Cash, cash equivalents and
marketable securities	1,244.7	930.2	671.7	534.8	443.3
Trade accounts receivable, net	1,263.2	768.7	418.7	464.7	350.2
Property and equipment, net	10,304.1	2,918.7	2,455.5	1,941.7	1,901.5
Total assets	18,213.2	8,096.7	6,275.8	5,224.9	4,349.1
Short-term debt (including current
portion of long-term debt and
debentures)	566.6	366.3	484.2	414.2	537.4
Long-term debt	1,968.7	757.2	591.4	1,045.8	826.9
Shareholders' equity	11,523.7	4,325.1	3,366.7	2,275.9	2,000.1
Share capital	9,413.5	2,000.0	1,368.9	1,368.9	765.4

U.S. GAAP:
Cash, cash equivalents and short-
term marketable securities	1,244.7	1,394.2
Trade accounts receivable, net	1,275.9	1,504.9
Property and equipment, net	10,496.7	8,655.7
Total assets	18,252.0	17,848.3

	At and for the year ended December 31,

	2005	2004	2003	2002	2001

		(in millions of reais)
Short-term debt (including current
portion of long-term debt and
debentures)	521.6	770.6
Long-term debt	1,774.9	2,030.7
Shareholders' equity	11,902.5	8,995.0

Other financial information
Brazilian GAAP:
Net cash provided by (used in):
Operating activities	2,511.6	1,522.6	882.0	1,089.3	543.4
Investing activities	(1,221.6)	(330.4)	(573.2)	(363.2)	(274.3)
Financing activities	(990.5)	(891.2)	(343.7)	(651.6)	(453.9)

U.S. GAAP:
Net cash provided by (used in):
Operating activities	3,556.2	1,904.6	576.2
Investing activities	(2,886.9)	(224.5)	(887.0)
Financing activities	(1,016.4)	(926.2)	165.9
___________
(1) Net income per common share under Brazilian GAAP is based on shares outstanding at the end of each year. Earnings per share under U.S. GAAP are based on the weighted average number of shares outstanding during each period, including the retroactive application of the 20 for 1 reverse stock split for each year presented.
(2) The difference between the net income available for common shareholders considered as the numerator for basic and diluted earnings per share calculation under U.S. GAAP for 2005, 2004 and 2003 is due to the impact of the convertible debentures issued by the subsidiary Acindar.

Exchange Rates

     Prior to March 14, 2005, there were two principal legal foreign exchange markets in Brazil:

  the commercial rate exchange market; and

  the floating rate exchange market.

     Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. These transactions included the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to operate in these markets. In both markets, rates were freely negotiated.

     Resolution No. 3,265 by the National Monetary Council (Conselho Monetário Nacional), or CMN, of March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions must be carried out through institutions authorized to operate in the consolidated market and are subject to registration with the Central Bank's electronic registration system. Foreign exchange rates continue to be freely negotiated.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. The Central Bank has intervened occasionally to control movements in foreign exchange rates. Arcelor Brasil cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Item 3D. Risk Factors—Risks Relating to Brazil and Argentina.”

     The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

		Average
	Period-	for
	end	period	Low	High

	(reais per U.S. dollar)
Year ended
December 31, 2001	2.320	2.353(1)	1.936	2.801
December 31, 2002	3.533	2.998(1)	2.271	3.955
December 31, 2003	2.889	3.060(1)	2.822	3.662
December 31, 2004	2.654	2.917(1)	2.654	3.205
December 31, 2005	2.341	2.412(1)	2.163	2.762

Month ended
December 2005	2.341	2.277(2)	2.180	2.374
January 2006	2.216	2.279(2)	2.212	2.346
February 2006	2.136	2.170(2)	2.118	2.222
March 2006	2.172	2.152(2)	2.107	2.224
April 2006	2.089	2.129(2)	2.089	2.154
May 2006	2.299	2.177(2)	2.058	2.370
June 2006 (through 28)	2.225	2.259(2)	2.225	2.322

__________
Source: Central Bank
(1) Represents the average of the exchange rates on the last day of each month during the period.
(2) Average of the lowest and highest rates in the month.

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

     Before making an investment decision, you should consider the risk factors set forth below. Investing in Arcelor Brasil's common shares involves a high degree of risk. Arcelor Brasil's business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of Arcelor Brasil's common shares could decline due to any of these risks, and you may lose all or a part of your investment.

Risks Relating to Brazil and Argentina

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely and directly impact Arcelor Brasil's business and reduce the trading price of Arcelor Brasil's common shares.

     The Brazilian economy has been characterized by frequent, and occasionally drastic, intervention by the Brazilian government, which has often changed monetary, credit and other policies to influence Brazil's economy. The Brazilian government's actions to control inflation and effect other policies have often involved wage and price controls, fluctuations in the Central Bank's base interest rates, as well as other measures, such as the freezing of bank accounts in 1990.

     Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including Arcelor Brasil, and on market conditions and prices of Brazilian securities. For example, in the past, the Brazilian government maintained domestic price controls, including price controls on steel products, and such price controls may be reimposed on steel products in the future. Arcelor Brasil's financial condition and results of operations may also be adversely affected by the following factors and the Brazilian government's actions in response to them:

  devaluations and other exchange rate movements;

  inflation;

  trade barriers;

  exchange control policies and restrictions, such as those which were briefly imposed in 1989 and 1990;

  social instability;

  price instability;

  energy shortages;

  interest rates;

  liquidity of the domestic capital and lending markets;

  tax policy; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

     Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers. These and other future developments in the Brazilian economy and governmental policies may adversely affect Arcelor Brasil and its business and results of operations and may reduce the trading price of Arcelor Brasil's common shares.

     Additionally, in recent months, members of the Executive and Legislative branches, as well as other related persons, have been investigated for alleged illicit or unethical behavior. It is impossible to foresee the outcome of these investigations and whether it could adversely affect Brazil's economy. The resulting uncertainty, and any further allegations of unethical or illegal political conduct may adversely affect the trading price of Arcelor Brasil's common shares.

     Presidential elections are to take place in Brazil in October 2006. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as Arcelor Brasil. The run-up to the presidential election may result in changes in existing governmental policies, and the post-election administration – even if President Luiz Inácio Lula da Silva is re-elected – may seek to implement new policies. We cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or Arcelor Brasil's business or financial performance.

Argentina has recently experienced significant economic and political instability. A new recession would reduce the demand for Arcelor Brasil's products in Argentina and would limit its ability to borrow funds or fund expansion plans and continuing operations.

     Arcelor Brasil's subsidiary, Acindar, is located in Argentina and sells its steel production principally in the Argentine domestic market. Acindar accounted for approximately 19.2% of Arcelor Brasil's net revenues during the year ended December 31, 2005.

     During the last quarter of 2001, following almost four years of recession, high levels of external indebtedness and with the country risk rating at its worst level, Argentina found itself in a critical economic situation marked by a significant decrease in deposit levels, high interest rates, a significant decline in the demand for products and services and a substantial increase in unemployment. During this time, the Argentine government's ability to fulfill its obligations and the availability to it of credit lines were greatly diminished. On December 23, 2001, the Argentine government declared the suspension of debt payments on a significant portion of Argentina's sovereign debt. The rapid and radical nature of the changes in the Argentine social, political, economic and legal environment, and the absence of a clear political consensus in favor of the Argentine government or any particular set of economic policies, created an atmosphere of great uncertainty. The economic crisis was accompanied by a political crisis that led to the resignation of the president in December 2001, which was followed by a rapid succession of interim presidents.

     More recently, there have been some favorable developments in the Argentine economy, such as the relative stabilization of certain economic variables, a fiscal surplus, an improvement in the condition of the financial system and a significant increase in the gross domestic product, or GDP, of Argentina since 2003. However, there are still a considerable number of macroeconomic and political uncertainties affecting the normalization of the Argentine economy. Steel consumption is strongly influenced by macroeconomic variables, such as GDP growth, and further economic and political turmoil in Argentina would reduce the demand for Arcelor Brasil's products in Argentina and would limit its ability to borrow funds or fund expansion plans and continuing operations.

Exchange rate instability may reduce Arcelor Brasil's operating revenues, increase its operating costs and reduce the market price of Arcelor Brasil's common shares.

     As a result of inflationary pressures, the Brazilian currency has devalued periodically during the last decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods devaluation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

     The real depreciated against the U.S. dollar by 9.3% in 2000 and by 18.7% in 2001. In 2002, the real depreciated 34.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real appreciated 11.8%, 8.1% and 22.3% against the U.S. dollar in 2005, 2004 and 2003, respectively, the real may depreciate again. On June 28, 2006, the U.S. dollar/real exchange rate was R$2.225 per US$1.00.

     A significant part of Arcelor Brasil's revenues are denominated in reais. However, Arcelor Brasil's flat steel production operating revenues resulting from exports are denominated in, or linked to, the U.S. dollar and therefore vary with the real/U.S. dollar exchange rate. For the year ended December 31, 2005, approximately 27.1% of Arcelor Brasil's operating revenues were either denominated in, or linked to the, U.S. dollar. Although some of Arcelor Brasil's production expenses, such as the price of coke, pig iron and iron ore pellets and lumps (used mainly at Acindar's facilities), are denominated in, or linked to, U.S. dollars, Arcelor Brasil has generally in the past benefited from devaluations of the real versus the dollar exchange rate. In addition, Arcelor Brasil has also been able to adjust its domestic prices to reduce the negative impact of devaluations of the real and the resulting increase in costs of its U.S. dollar denominated raw materials. However, Arcelor Brasil may not be able to continue to do so. In addition, if the real appreciates versus the U.S. dollar, Arcelor Brasil may be adversely affected. Arcelor Brasil's flat steel production is heavily reliant upon export sales and most of its revenues are denominated in U.S. dollars. Part of Arcelor Brasil's flat steel production costs are denominated in reais. As a result, appreciation of the real versus the dollar exchange rate also tends to reduce Arcelor Brasil's flat steel margins on its export sales as well as the cost of sales and services.

     Historically, devaluations of the real relative to the U.S. dollar have also created additional inflationary pressures in Brazil and future devaluations could negatively affect Arcelor Brasil, particularly with respect to suppliers and service providers who generally increase their prices to reflect Brazilian inflation. Devaluations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Devaluations also reduce the U.S. dollar value of distributions and dividends on Arcelor Brasil's common shares and the U.S. dollar equivalent of the market price of Arcelor Brasil's common shares. On the other hand, appreciation of the real relative to the U.S. dollar may lead to a deterioration of the Brazilian current account and the balance of payments, as well as dampen export-driven growth, including Arcelor Brasil's steel exports.

     Acindar mostly generates revenues in Argentine pesos. The Argentine peso has devalued frequently and economic authorities in Argentina have used a number of exchange rate systems that have resulted in significant fluctuations in the exchange rate between the peso and the U.S. dollar. Since the Argentine recession and economic crisis, the peso has regained some of its strength against the U.S. dollar, improving from P$3.36 per US$1.00 as of December 31, 2002 to P$2.93 per US$1.00 as of December 31, 2003 and at P$2.96 per US$1.00 as of December 31, 2004 and remaining stable at P$3.02 per US$1.00 as of December 31, 2005. Acindar's raw materials and energy costs are principally denominated in U.S. dollars, and devaluations of the peso against the U.S. dollar could increase Acindar's costs of raw materials.

Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm Arcelor Brasil's business and the market value of Arcelor Brasil's common shares.

     Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil's annual rate of inflation was 10.0% in 2000, 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004 and 1.2% in 2005, as measured by the general market price index (¥ndice Geral de Preços—Mercado), or the IGP-M index. Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Future Brazilian government actions, including interest rate increases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation. If Brazil experiences high inflation in the future, Arcelor Brasil may not be able to adjust its prices to offset the effects of inflation on its cost structure. Inflationary pressures and higher interest rates may also discourage construction activity in Brazil and reduce Arcelor Brasil's steel sales to the civil construction sector. Inflationary pressures may also hinder Arcelor Brasil's ability to access foreign financial markets or lead to government policies to combat inflation that could harm its business or reduce the market value of Arcelor Brasil's common shares.

Developments and the perception of risk in other countries, especially emerging market countries, may reduce the market price of Brazilian securities, including Arcelor Brasil's common shares.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may reduce the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including Arcelor Brasil's. This could reduce the trading price of Arcelor Brasil's common shares, and could also make it more difficult for Arcelor Brasil to access the capital markets and finance its operations in the future on acceptable terms or at all.

Risks Relating to Arcelor Brasil

The steel industry is cyclical and Arcelor Brasil's revenues may decrease if the demand for steel decreases.

     The steel industry is highly cyclical in Brazil and abroad. The demand for steel products is affected by macroeconomic fluctuations in the world economy and the domestic economies of steel-consuming countries, including trends in the automotive, construction, home appliance, packaging and container sectors. In recent years, the price of steel in world markets has been at historically high levels, driven largely by the strong demand for steel in China. This trend is not expected to continue indefinitely. Although the existing global steel production capacity does not meet currently high international demand levels, steel producers are expanding their production capacity and the supply of steel should eventually meet or exceed demand levels, which may result in steel price decreases. The logistical difficulties of shutting down integrated steel production facilities and the high cost of starting them up can result in an oversupply of steel, even in times of high demand, which can put downward pressure on prices and profit margins. Any significant decrease in the demand for steel globally and increases in the capacity of other steel producers could cause a decrease in Arcelor Brasil's revenues.

Arcelor Brasil plans to expand its production capacity considerably. The expansions may not be completed on a timely or cost-efficient basis.

     An essential part of the growth strategy of Arcelor Brasil is the expansion of its steel production capacity. Arcelor Brasil intends to increase its long steel production capacity by up to five million tons per year within the next seven years by investing in the expansion of its existing production facilities and, to a lesser extent, by acquiring steel facilities from other long steel producers. Arcelor Brasil is also currently expanding its flat steel production capacity from 5 million tons per year to approximately 7.5 million tons per year by the end of 2006. The timely expansion of Arcelor Brasil's production capacities is subject to a number of conditions and uncertainties that may cause delays or increase the cost of expansion. In addition, if the funds from operations generated by Arcelor Brasil are not sufficient to finance the expected portions of the expansion plans, it may be required to modify its expansion plans or incur higher than anticipated financing costs. Delays or increased costs in the completion of its expansion projects would adversely affect the growth strategies of Arcelor Brasil.

There may not be sufficient demand for the additional steel that Arcelor Brasil will produce upon the completion of its expansion projects, which would increase its cost structures and operating costs.

     Arcelor Brasil's expansion plans are based upon a continuing strong demand for steel in Brazil and internationally. The demand for steel is cyclical and other steel producers globally have also been expanding their steel production capacities to meet strong worldwide demand. To the extent that the demand for steel weakens or is met by other steel producers, Arcelor Brasil's expanded facilities may have excess unused capacity, which, given the high fixed-cost nature of steel production, would increase its operating costs.

Arcelor Brasil is subject to various environmental and health regulations, which are becoming more stringent and may result in increased liabilities and require increased capital expenditures.

     Arcelor Brasil's facilities are subject to a broad variety of Brazilian federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment. Arcelor Brasil could be exposed to civil penalties, criminal sanctions and closure orders for non-compliance with these regulations, which, among other things, limit or prohibit emissions or spills of toxic substances produced in connection with Arcelor Brasil's operations. Current and past waste disposal and emissions practices may result in the need for Arcelor Brasil to clean up or retrofit its facilities at a substantial cost and could result in liabilities.

     Since environmental laws are becoming more stringent in Brazil, it is likely that Arcelor Brasil's environmental capital expenditures and costs for environmental compliance will increase, perhaps significantly. In addition, due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental capital expenditures may vary widely from those currently anticipated. Any necessary, unforeseen environmental investments may reduce funds available for other investments, such as the steel production expansion projects for Arcelor Brasil's facilities.

The supply of some of the raw materials that Arcelor Brasil needs to produce steel is limited and raw material prices are highly volatile. To the extent that raw materials price increases cannot be passed on to consumers, Arcelor Brasil's operating costs would be increased.

     Among the most important raw materials used in steel production by Arcelor Brasil are coke, coal, iron ore and scrap. Currently, there is a worldwide shortage of coke and coal, mainly as a result of the recent rapid growth in the demand for steel globally. The supply of scrap in Brazil is also limited. Due to similar shortages of scrap in surrounding countries and the high cost of transporting scrap from other regions, it is generally not economical to import steel scrap into Brazil. Arcelor Brasil expects that demand for scrap in Brazil will continue to grow, exacerbating the scrap shortage in local markets. In addition, our flat steel production and part of our long steel production rely upon one supplier, Companhia Vale do Rio Doce, or CVRD, for most of their iron ore under long-term contracts. CVRD also extracts iron ore from Arcelor Brasil's Andrade mine and sells it at production costs to Arcelor Brasil's subsidiary Belgo Siderurgia. If there is an interruption of the supply of iron ore from CVRD, or if Arcelor Brasil is not able to negotiate the price of iron ore with CVRD on acceptable terms, then Arcelor Brasil would have to find alternative sources of iron ore. In addition, most raw materials are purchased through contracts based on prevailing market prices and, as a result, are subject to market conditions such as inflation rate fluctuations and exchange rate variations of the real against the U.S. dollar. To the extent that raw materials price increases cannot be passed on to consumers, Arcelor Brasil's operating costs would be increased.

Changes to trade barriers may adversely affect Arcelor Brasil's ability to export products or encourage the import of foreign-produced steel into Brazil.

     Some of the main export markets for Arcelor Brasil's products have imposed trade barriers in response to increased production and exports of steel by many countries. For example, in March 2002, the U.S. government imposed quotas and tariffs on imports of a range of steel products. Although the U.S. eliminated these tariffs at the beginning of December 2003, the U.S. or other countries may in the future impose other tariffs that act to limit the export markets for the steel products of Arcelor Brasil. Conversely, the Brazilian government has recently reduced barriers on the importation of some steel products by non-Brazilian steel producers into Brazil. While the barriers that were reduced had some limited effect on steel products produced by Arcelor Brasil, and the cost of transporting steel to Brazil continues to effectively limit competition in the Brazilian domestic steel market to domestic producers, the future reduction of other import barriers on steel products by the Brazilian government may prompt some global steel producers to consider entering into the Brazilian domestic steel market.

Recent changes to the regulation of Brazil's electricity market may cause Arcelor Brasil to pay more for its electricity, which would increase its operating costs.

     The Brazilian government's regulation of the electricity market has recently undergone a series of changes designed to liberalize the supply of electricity between electricity suppliers and certain customers. Under the new regime, large consumers of electricity, the so-called “free customers,” may negotiate their supply of electricity from the supplier of their choice at a freely negotiated price. Unlike the previous regulatory regime, there are no restrictions or limits on the terms, including the price, under which electricity can be supplied to free customers. Arcelor Brasil is a free customer under the new framework, and Arcelor Brasil is negotiating long-term agreements with electricity suppliers. During the interim period, Arcelor Brasil is meeting certain electricity needs through the purchase of electricity in auction markets. Arcelor Brasil may not be able to purchase electricity under the new regime on terms that are as favorable or more favorable than the price they paid for electricity under the previous regulations. To the extent it is not able to purchase electricity on acceptable terms, Arcelor Brasil's operating costs would be increased.

The steel industry is highly competitive. If Arcelor Brasil suffers from competitive disadvantages, its operating revenues may be reduced.

     The steel industry is highly competitive with respect to price, product quality, customer service, and technological advancements that lower production costs. The steel industry also competes with suppliers of other materials that may be used as steel substitutes, such as aluminum, cement, composites, glass, plastic and wood.

     Arcelor Brasil's operating units focus on both the Brazilian domestic steel market and the international steel market. The Brazilian domestic steel market, in which Arcelor Brasil operates, is supplied by a relatively small number of suppliers with well-established customer bases and there tends to be little variation in market share. On the other hand, the international steel markets, in which Arcelor Brasil operates, are served by a number of suppliers from different countries and tends to be more competitive. Many factors influence Arcelor Brasil's competitive position, including operating efficiency, the availability, quality and cost of raw materials and labor, and transportation costs. If Arcelor Brasil suffers from a disadvantage in any of these areas, its ability to compete may be adversely affected, which would reduce its operating revenues. In addition, some of Arcelor Brasil's competitors have greater financial and marketing resources, larger customer bases and a greater variety of product offerings than Arcelor Brasil.

Equipment failures may lead to production curtailments or shutdowns, which would decrease its operating revenues.

     Arcelor Brasil's steel production processes are dependent upon critical pieces of equipment, such as blast furnaces, electric arc furnaces, continuous casters and rolling equipment. This equipment may malfunction or be damaged. Significant interruptions in Arcelor Brasil's production processes may decrease its production volume and operating revenues.

Arcelor, Arcelor Brasil's controlling shareholder, has the ability to direct its business and affairs and its interests could conflict with our investors' interests.

     Arcelor indirectly owns 65.97% of Arcelor Brasil's common shares and is Arcelor Brasil's controlling shareholder. Arcelor Brasil's controlling shareholder has the power to, among other things, elect the majority of its directors, control management policies and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, dispositions, and the timing and payment of any future dividends beyond those required under Brazilian Corporate Law. Arcelor Brasil's controlling shareholder may have an interest in pursuing corporate objectives, including acquisitions, dispositions, financings or similar transactions that may conflict with the interests of Arcelor Brasil's minority shareholders.

Acindar, one of Arcelor Brasil's subsidiaries responsible for part of the long steel production, requires large amounts of natural gas to produce steel. Shortages in the supply of natural gas in Argentina or increases in Argentine natural gas prices could adversely affect Acindar's production capabilities, which could decrease its operating revenues.

     Natural gas is an essential raw material used by Acindar at its semi-integrated facility. During peak periods of consumption, particularly during the winter, the supply of natural gas to the industrial sector in Argentina is subordinated to the needs of residential consumers. For example, from April 2004 to September 2004, Acindar natural gas supply was reduced because of the priority given to residential customers. Currently, Acindar's benefits from low, fixed prices for its natural gas due to a government-controlled pricing regime. However, the price of gas may not remain fixed, and if and when natural gas prices are allowed to float freely, they may increase substantially. If Acindar's supply of natural gas is disrupted over a sustained period of time, or if the price that Acindar must pay for natural gas increases significantly, Acindar's production capability would be adversely affected, which could decrease its operating revenues.

The board of directors of our controlling shareholder, Arcelor, has agreed to recommend a public offer by Mittal Steel Company N.V. to acquire all of Arcelor’s shares and convertible bonds with a view to merge both companies into a new Arcelor-Mittal entity. We cannot predict the effects that the offer and the subsequent proposed merger will have on our management, business, operations and financial condition.

     On June 25, 2006 the board of directors of Arcelor agreed to recommend an improved offer by Mittal Steel Company N.V., or Mittal Steel, which consists of a merger proposal effected by way of a mixed share and cash offer that should be followed by the merger of Mittal Steel into Arcelor. In connection with such recommendation of the offer by the board of directors of Arcelor, Arcelor and Mittal Steel have agreed that the industrial and governance model of the new entity shall be based on Arcelor’s model. However, there are no detailed plans with respect to Arcelor Brasil which current strategies and business plans could be adversely affected by the proposed combination of its controlling shareholder with Mittal Steel.

Risk Factors Relating to Our Common Shares

The Brazilian securities markets are relatively volatile and illiquid as compared to major securities markets.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and these investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, the ability of our investors to sell Arcelor Brasil's common shares at the price and time they wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 51.1% of the aggregate market capitalization of the BOVESPA as of December 31, 2005. The top ten stocks in terms of trading volume accounted for approximately 51%, 45%, 53% and 56% of all shares traded on the BOVESPA in 2005, 2004, 2003 and 2002, respectively.

If the offer by Mittal Steel for all of the shares and convertible bonds of Arcelor and the proposed subsequent merger do not constitute a change of control of Arcelor Brasil, Mittal Steel would not be required to launch any tender offer for Arcelor Brasil’s shares, which could adversely affect the price of Arcelor Brasil’s shares.

     Mittal Steel has stated in its offer documents that if acquiring shares of Arcelor constituted a change of control of Arcelor Brasil, Mittal Steel would be required to launch a mandatory tender offer for all minority voting shares of Arcelor Brasil within 30 days following the acquisition of control of Arcelor.

     If the proposed merger by way of a mix offer by Mittal Steel does not constitute a change of control of Arcelor Brasil, Mittal Steel may not be required to launch a tender offer for Arcelor Brasil’s shares, which could adversely affect the price of Arcelor Brasil’s shares.

If Mittal Steel is required to make a mandatory tender offer for Arcelor Brasil’s shares, the liquidity of such shares may be reduced following such offer, which may affect the value of Arcelor Brasil’s shares. In addition, Arcelor Brasil’s shareholders who accept Mittal Steel’s shares as consideration will be exposed to risks that are substantially different from the risks of investing in Arcelor Brasil’s shares.

     In case a mandatory tender offer is required and a significant number of Arcelor Brasil’s shares are tendered into such offer, the liquidity of Arcelor Brasil’s shares may be reduced as a result of the completion of the offer, which may have an adverse impact on the value of Arcelor Brasil’s shares. In addition, shareholders of Arcelor Brasil who receive as part of consideration Mittal Steel’s shares will be subject to risks that are substantially different from the risks of investing in Arcelor Brasil’s shares.

Arcelor Brasil may become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

     Adverse U.S. federal income tax rules apply to U.S. investors owning, directly or indirectly, shares of a passive foreign investment company, or PFIC. A foreign company will be classified as a PFIC for U.S. federal income tax purposes if 50% or more of its assets are passive assets, or 75% or more of its annual gross income is derived from passive assets. Based on current estimates and the nature of Arcelor Brasil's income and assets, we do not believe that Arcelor Brasil is currently a PFIC. If it were determined that Arcelor Brasil is a PFIC, a U.S. investor would be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of gain derived from a disposition of Arcelor Brasil common shares, as well as certain distributions by Arcelor Brasil, unless certain elections were made. Since PFIC status is determined on an annual basis and will depend on the composition of income and assets and the nature of activities from time to time, we cannot assure you that Arcelor Brasil will not be considered a PFIC for the current or any future taxable year.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

     Arcelor Brasil, formerly known as Companhia Siderúrgica Belgo-Mineira, or Belgo-Mineira, is a sociedade anônima incorporated under the laws of the Federative Republic of Brazil and founded in 1917. Our principal executive offices are located at Avenida Carandaí, 1.115, 26th floor, Belo Horizonte, State of Minas Gerais, Brazil. Our main telephone number is (55-31) 3219–1245.

     We are a non-operational holding company, part of the Arcelor group and controlled by Arcelor, a corporation incorporated under the laws of Luxembourg. Arcelor is one of the largest steel producers in the world and was formed through the merger in 2002 among Arcelor France, formerly Usinor, Arcelor Luxembourg, formerly Arbed, and Aceralia. Arcelor owns 65.97% of the total share capital of Arcelor Brasil.

     In November 2005, Arcelor completed a corporate reorganization process to combine all its long and flat steel businesses into one Brazilian entity, which began on July 28, 2005. The corporate reorganization consisted of the following transactions:

  the conversion of all preferred shares issued by Belgo-Mineira into an equal number of common shares, or the Conversion;

  the merger, by Belgo-Mineira, of the holding companies APSL ONPN Participações S.A., or APSL, and Arcelor Aços do Brasil Ltda., or AAB, controlled by Arcelor, and owners of interests in CST and Vega do Sul, or the APSL and AAB Mergers; and

  the merger of CST shares by Belgo-Mineira, transforming CST into a wholly-owned subsidiary of Belgo-Mineira, or the Merger of CST Shares.

     Pursuant to the APSL and AAB Mergers, (i) holders of AAB quotas received one common share of Belgo-Mineira for each 0.93057 AAB quota they held, and (ii) holders of APSL common shares received one common share of Belgo-Mineira for each 8.52042 APSL shares they held.

     The merger of shares is a Brazilian Corporate Law procedure pursuant to which a company becomes a wholly-owned subsidiary of another company and shareholders of the former receive shares from the latter. Upon completion of the Merger of CST Shares in November 2005, CST became a wholly-owned subsidiary of Belgo-Mineira and the holders of common shares, preferred shares and American Depositary Receipts, or ADRs, of CST who surrendered their ADRs to the depositary bank received common shares of Belgo-Mineira in exchange therefor. The Merger of CST Shares was submitted to the approval of the shareholders of both companies, together with all information required to be submitted to them under Brazilian Corporate Law. Pursuant to the Merger of CST Shares, (a) holders of preferred shares of CST received one common share of Belgo-Mineira for every 9.32 CST preferred shares, (b) holders of common shares of CST received one common share of Belgo-Mineira for every 9.32 CST common shares, and (b) holders of ADRs of CST received one common share of Belgo-Mineira for every 0.00932 CST ADRs they held upon surrender of CST ADRs.

     Upon completion of the reorganization, Arcelor combined all its Brazilian long and flat steel businesses in Arcelor Brasil.

     Further, as a result of the reorganization, our shareholders at a general shareholders' meeting held on December 21, 2005 approved the following matters:

  the amendment of Arcelor Brasil's by-laws to, among other matters, change its name from Companhia Siderúrgica Belgo-Mineira to Arcelor Brasil S.A.;

  the reverse stock split of the shares issued by Arcelor Brasil at the ratio of 20 shares to one share;

  the adjustment of Arcelor Brasil's capital stock to the amount of R$9,413,545,410.78, divided in 650,993,100 shares, as a result of the corporate reorganization and the reverse stock split;

  the trading of (i) Arcelor Brasil's shares on the BOVESPA on a unit basis, in round lots (in the cash market) of 100 shares each, and (ii) Arcelor Brasil's ADRs on the basis of one share for each ADR; and

  the change in the composition of Arcelor Brasil's board of directors and board of officers.

     On February 17, 2006, we filed a Form 15 with the U.S. Securities and Exchange Commission requesting the termination of our registration. This will be the final filing of our annual report under Form 20-F.

     As a result of the Merger of CST Shares, on February 22, 2006, CVM authorized the cancellation of the Depositary Receipt Program of CST. The ADRs issued under CST's Depositary Receipt Program had preferred shares issued by CST as the underlying shares and such preferred shares no longer existed due to the Merger of CST Shares. On March 6, 2006, CVM cancelled the registration of CST as a publicly held company, upon request made by Arcelor Brasil dated February 7, 2006.

     On March 13, 2006, shares issued by Arcelor Brasil ceased to be traded on the Luxembourg Stock Exchange, upon request made by Arcelor Brasil.

Capital Expenditures

     Arcelor Brasil's capital expenditures for 2005, 2004 and 2003 were R$1,797.4 million, R$393.9 million and R$338.4 million, respectively.

     The table below sets forth a breakdown of our most significant capital expenditures by segment, for the period indicated:

	Years ended December 31,

	(in millions of reais)

	2005	2004	2003

Long Steel(*)	916.3	393.9	338.4
Flat Steel	881.1	-	-

Total	1,797.4	393.9	338.4

_______________________________
(*) Includes the Brazilian long steel, Argentinean long steel and Brazilian wire segments.

During 2005, capital expenditures were approximately R$1,797.4 million related to CST's expansion project to increase its steel slab production capacity to 7.5 million tons per year by end 2006, including a new coke plant. In January 2005, CST began construction of its third blast furnace. As part of the expansion project, CST, together with Belgo Siderurgia and Sun Coal & Coke Company, or Sun Coke, began construction of a coke plant and a power plant to be installed on CST's facility. The coke plant, which will be owned by Sol Coqueria, is scheduled to commence operations by the end of 2006. Sun Coke International, Inc., or Sun Coke International, has the option to increase its shareholder's participation in Sol Coqueria up to 20% within 90 days upon issuance of the operating license of the coke plant. Also, Acesita S.A. has an option to acquire from Belgo Siderurgia up to 12% of the capital stock of Sol Coqueria. The option is valid for a period of up to four years as from August 18, 2004. Rio Doce Manganês, or RDM, has an option to acquire 5% of the capital stock of Sol Coqueria from CST. The option is valid until the commencement of operation of the coke plant. The prices for the exercise of the options related to Sun Coke International and RDM are calculated based on the equivalent amount of the investment made by the current shareholders adjusted for LIBOR plus 4% per annum. The condition for the exercise of both options is the commencement of Sol Coqueria's operations.

     During 2004, capital expenditures totaled R$393.9 million related to capital expenditures on fixed assets at Belgo Siderurgia's steel production facilities, which included the completion of the Piracicaba and Vitória facilities expansion projects that increased their production capacity by 500,000 tons and 170,000 tons, respectively. Also, in 2004, Arcelor Brasil made investments to modernize Acindar's steel production facilities in Argentina. During 2003, capital expenditures were R$338.4 million, related to investments in property, plant and equipment, the most significant of which related to the expansion at the Piracicaba facility.

     Substantially all of Arcelor Brasil's improvements and capital expenditures are financed through cash generated from its subsidiaries' operations, as well as from long-term financing from Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES,

Kreditanstalt für Wiederaufbau, or KfW, European Investment Bank, or EIB, and Japan Bank for International Cooperation, or JBIC. For more information on Arcelor Brasil's financing agreements, see “Item 5B. Liquidity and Capital Resources—Indebtedness—Financing Agreements.”

Developments Relating to Arcelor, our Controlling Shareholder

Mittal Steel’s Initial and Revised Unsolicited Offers

     On January 27, 2006, Mittal Steel publicly announced its intention to commence an unsolicited offer to acquire 100% of the outstanding shares of Arcelor, or the Initial Offer, in Luxembourg, France, Belgium, Spain and the U.S. The board of directors of Arcelor rejected the Initial Offer on January 29, 2006. Mittal Steel commenced its offer on May 18, 2006 and announced a revised offer, or the Revised Offer, on May 19, 2006 which was due to close in Europe and in the United States on July 5, 2006. The board of directors of Arcelor rejected the Revised Offer on June 11, 2006.

Arcelor’s Proposed Combination with Severstal

     On May 26, 2006, Arcelor and Mr. Mordashov announced an agreement to combine Arcelor with Mr. Mordashov’s steel and mining assets, including approximately 90% of OAO Severstal, a Russian steel company. Pursuant to the agreement, Mr. Mordashov would receive Arcelor’s shares representing approximately 32% of Arcelor’s fully diluted stock. The agreement with Mr. Mordashov contains provisions authorizing a termination or an unwind of the transaction in certain circumstances, including a termination and unwind possibility for Mr. Mordashov in case Mittal Steel’s offer becomes recommended by the board of directors of Arcelor.

     If, however, the transaction with Mr. Mordashov is effected and not unwound, and Mittal Steel becomes a shareholder in Arcelor pursuant to its tender offer along with Mr. Mordashov, this could have an adverse impact on the strategy of Arcelor Brasil going forward.

Mittal Steel’s Improved Recommended Offer

     On June 25, 2006, Mittal Steel agreed to initiate, and the board of directors of Arcelor agreed to recommend, an improved offer by Mittal Steel, or the Recommended Offer, which consists of a merger proposal effected by way of a mixed share and cash offer that should be followed by the merger of Mittal Steel into Arcelor. The Recommended Offer is comprised of a primary mixed cash and exchange offer, or the Primary Offer, and two secondary offers, or the Secondary Offers. Pursuant to the Primary Offer, Mittal Steel is offering to exchange 13 Mittal Steel shares and €150.6 in cash per 12 Arcelor shares or 13 Mittal Steel shares and €188.42 in cash per 12 Arcelor convertible bonds tendered. Pursuant to the Secondary Offers, Mittal Steel is offering to exchange €40.4 in cash for each Arcelor share or 11 Mittal Steel shares for every 7 Arcelor shares tendered.

     In connection with such recommendation of the Recommended Offer by the board of directors of Arcelor, Arcelor and Mittal Steel have agreed that the industrial and governance model of the new entity shall be based on Arcelor’s model.

     Mittal Steel has stated in its offer documents that if acquiring shares of Arcelor constituted a change of control of Arcelor Brasil, Mittal Steel would be required to launch a mandatory tender offer for all minority voting shares of Arcelor Brasil within 30 days following the acquisition of control of Arcelor. If Mittal Steel is required to launch a mandatory tender offer for the shares of Arcelor Brasil, certain risks will apply. See "Item 3D. Risk Factors–Risks Relating to Our Common Shares–If Mittal Steel is required to make a mandatory tender offer for Arcelor Brasil’s shares, the liquidity of such shares may be reduced following such offer, which may affect the value of Arcelor Brasil’s shares. In addition, Arcelor Brasil’s shareholders who accept Mittal Steel’s shares as consideration will be exposed to risks that are substantially different from the risks of investing in Arcelor Brasil’s shares.”

     If Mittal Steel’s tender offer for the shares of Arcelor and the proposed subsequent merger of the two entities does not constitute a change of control of Arcelor Brasil, Mittal Steel may not be required to launch a mandatory tender offer for all minority voting shares of Arcelor Brasil, which could adversely affect the price of Arcelor Brasil’s shares.

 B. Business Overview

     Arcelor Brasil believes that it is the largest steel producer of long and flat steel in Latin America. In 2005, Arcelor Brasil's long and flat steel production accounted for 74.2% and 24.4% of its net revenues, respectively. For the year ended December 31, 2005, Arcelor Brasil sold 66.8% of its long steel production to the domestic market and 33.2% to the international markets, and 36.9% of its flat steel production to the domestic market and 63.1% to the international markets. Arcelor Brasil has four operating units: Belgo Siderurgia, CST, Vega do Sul and Acindar.

Competitive Strengths

     Arcelor Brasil's principal competitive strengths are:

     Low Cost Production. Arcelor Brasil produces high quality steel at lower costs than most of its competitors as a result of its large scale and the advantages Brazil has to offer. With one of the largest steel production facilities in the world, Arcelor Brasil is able to take advantage of economies of scale. As a member of one of the largest steel groups in the world, Arcelor Brasil is also able to use the group's negotiating power to negotiate lower prices for its raw materials. Iron ore is one of Arcelor Brasil's main raw materials. Because Arcelor Brasil is located in Brazil, where some of the world's largest iron ore mines are located, it is able to keep its raw materials acquisition costs lower. In addition, Arcelor Brasil holds a concession of an iron ore mine located at Andrade, State of Minas Gerais. Arcelor Brasil leases the Andrade mine to Companhia Vale do Rio Doce, or CVRD, which supplies to Arcelor Brasil's subsidiary Belgo Siderurgia all its needs of iron ore at production costs. Further, Arcelor Brasil owns extensive eucalyptus forests which are used for charcoal production, which is used for the production of pig iron. Also, Arcelor Brasil has generally lower production costs than most of its competitors outside of Brazil because of, for example, its lower wage costs.

     State of the Art Equipment, Facilities and Technology. Arcelor Brasil's steel making facilities have modern and up to date steel production equipment. With respect to Arcelor Brasil's long steel production, each of its mini-mills is highly specialized in the production of one line of products. Arcelor Brasil's integrated facility located at Monlevade produces high carbon wire rods, while Arcelor Brasil's plants located at Piracicaba, Vitória and Juiz de Fora produce rebars, merchant bars and low and medium carbon wire rods, respectively.

     In addition, Arcelor Brasil uses innovative, state of the art technology in its long and flat steel production. Arcelor Brasil's flat steel production utilizes the latest technology available, giving Arcelor Brasil the ability to produce one of the thinnest hot rolled coils available, which enables Arcelor Brasil to reach a broader range of customers and to produce higher added-value products. Arcelor Brasil is also the only hot rolled coil producer in Brazil with the ability to produce widths of 1,200 mm, while Arcelor Brasil's competitors produce hot rolled coils with an average width of 1,500 mm. As part of Arcelor Brasil's flat steel production expansion, Arcelor Brasil is constructing a new blast furnace which will employ the most advanced technology currently available. With respect to Arcelor Brasil's long steel production, wire rods for industrial application have a high level of customization and vary in terms of quality, chemical composition and purpose. The production of wire rods usually requires advanced manufacturing processes and technology. This technology is usually developed internally by steel producers and is not made available to the market. Arcelor Brasil believes that its wire products technology is a benchmark in the wire rods market, and allows it to produce higher quality wire rod products at very competitive costs as compared to other international wire rod producers.

     Know-How to Produce Steel Cords. Arcelor Brasil is the only non-integrated, independent producer of steel cords in Latin America. The other steel cord producers in Latin America are tire manufacturers that use the steel cords they produce mainly with wire rods supplied by Arcelor Brasil. Arcelor Brasil believes that the high quality of the wire rods required for the production of steel cords and other factors such as sophisticated technology requirements create a significant competitive advantage for it in the steel cord market.

     Being Part of Arcelor Group. Arcelor Brasil has access to the knowledge base of, and sponsorship from, Arcelor Group, one of the largest steel producers in the world. Arcelor Brasil expects to continue to bring the benefits of Arcelor's management experience and expertise to its strategy and operations.

     Complying with Some of the Highest International Environmental Standards. In Arcelor Brasil's manufacturing of steel products, it follows higher environmental standards than those applicable to it in Brazil. Arcelor Brasil attempts to comply at all times with the environmental standards applicable to European steel manufacturers, which provides it with better sales opportunities in Europe and the rest of the world.

     Strong Financial Position. Arcelor Brasil has focused on maintaining a strong financial position with significant cash balances and a low debt to capitalization ratio. At December 31, 2005, Arcelor Brasil had R$249.6 million of cash and cash equivalents, R$995.1 million of marketable securities and R$1,263.2 million of accounts receivable, representing a total of R$2,507.9 million. At December 31, 2005, Arcelor Brasil's total net indebtedness was R$1,290.7 million.

Business Strategy

     The key elements of Arcelor Brasil's business strategy are the following:

     Consolidating Market Share in Brazil and in the International Markets and Increasing Market Share in International Markets. Arcelor Brasil intends to consolidate its position as one of the leading steel producers in the Brazilian and Argentine markets and to increase its market share in other South and Central American countries. To implement these strategies, Arcelor Brasil plans to increase its overall long steel production capacity by up to five million tons within the next seven years by investing in the expansion of its existing production facilities and, to a lesser extent, by acquiring steel businesses. In addition, Arcelor Brasil will seek to improve its distribution network by increasing the number of new distribution outlets owned by it and developing new, stronger associations with its existing distributors. These associations allow Arcelor Brasil to improve distribution efficiency and bill sales directly to customers. Arcelor Brasil believes that a larger and improved distribution network is a key factor to maintaining a leading position in the long-rolled steel market.

     Further, Arcelor Brasil believes that the demand for steel slabs in the international market will continue to be strong and will likely expand in the next few years. Arcelor Brasil believes that a key to maintaining its position as one of the leaders in the international steel slab market is to expand its steel slab production capacity. It is currently expanding its capacity from 5.0 million tons per year to 7.5 million tons per year, which is expected to be reached by the end of 2006. Arcelor Brasil's management believes that the demand for steel products in the domestic market will likely expand because of the expected growth in Brazil's gross domestic product, as, historically, the increase in demand for steel products is approximately two times the rate of economic growth.

     Maintaining strong, long-term customer relationships. Arcelor Brasil intends to continue to focus on the development and maintenance of long-term relationships with its customers for its flat steel segment. Arcelor Brasil has entered into long-term framework agreements with its key customers. Arcelor Brasil produces steel slabs, hot rolled coils, cold rolled coils and galvanized steel only after it has received a purchase order from its customers with specific requirements, which prevents Arcelor Brasil from unnecessarily keeping inventories of its products.

     Continuing low cost production. Arcelor Brasil plans to continue to take advantage of its ability to produce high quality steel at a low cost as a result of its large scale and the lower production costs in Brazil. Arcelor Brasil believes that its lower costs and economies of scale are key to maintaining its position as a low cost, high quality steel producer.

     Improving Results by Continuing to Reduce Raw Materials Costs. Access to cost-efficient supply of raw materials is essential to sustain Arcelor Brasil's results of operations. Arcelor Brasil intends to reduce its raw materials acquisition costs by increasing its control over the supply of raw materials. Arcelor Brasil has addressed part of its iron ore needs through its concession to exploit the Andrade mine and through the execution of a long-term leasing agreement with CVRD, which provides a substantial portion of iron ore used by Arcelor Brasil's Brazilian existing facilities at production costs. Arcelor Brasil believes that the iron ore reserves from the Andrade mine will continue to be adequate to cover part of the needs of its subsidiary Belgo Siderurgia in the future, including future expansions. Arcelor Brasil also plans to commence operating by the end of 2006 a coke producing facility, which Arcelor Brasil expects will supply at least its current coke consumption requirements. Arcelor Brasil is constructing two blast furnaces at its Juiz de Fora plant that will allow the production of pig iron based on the use of charcoal. Further, Arcelor Brasil has significant eucalyptus forest reserves in Brazil, which will act as its main supplier of charcoal for the blast furnaces. Arcelor Brasil is currently investing to expand its forest reserves and its charcoal production capacity and to further increase its operating efficiencies. In addition, Arcelor Brasil will continue to invest in and maintain its scrap collection centers, which are essential to secure scrap used in its mini-mills.

     Environmental Responsibility and Relationship with the Community. Arcelor Brasil plans to maintain its environmental responsibility and the relationship with the community of the cities where it operates by continuing to operate under high standards of ecologically sustainable development and ensuring to the community the minimization of environmental impact.

     Increasing Market Share of Specialty Products. Arcelor Brasil intends to increase its market share of value-added products mainly in the long steel segment, which are often referred to as specialties. Specialties are higher-margin steel products that usually require advanced manufacturing processes involving advanced customization and technology. As a result of these customization and technology requirements, the market for specialties is supplied by producers that have the necessary facilities and know-how. To enhance its position in the specialties market, Arcelor Brasil plans to invest in its integrated facility at Monlevade, which is specialized in the production of specialties, as well as in its specialty plant in Argentina. Arcelor Brasil also intends to increase its market share in the specialties global market.

Long Steel Segment

     Arcelor Brasil's operating unit in the long steel segment is Belgo Siderurgia. Acindar is a subsidiary of Belgo Siderurgia, and Acindar's results of operations are consolidated into Belgo Siderurgia's results.

     Belgo Siderurgia is the second largest long-rolled steel producer and the largest wire steel producer in Latin America in terms of both capacity and sales. Belgo Siderurgia produces a large variety of long-rolled products that are directed mainly to the civil construction sector and other industrial manufacturing sectors. Belgo Siderurgia's long-rolled products used in construction include merchant bars and rebars. Belgo Siderurgia's long-rolled products for the industrial manufacturing sector consist of different types of bars and wire rods. Portions of the wire rods produced are further used by Belgo Siderurgia to produce wire products such as barbed and fence wire, welding wire, fasteners and steel cords. In addition, Belgo Siderurgia uses wire rods (mostly low carbon wire rods) to manufacture transformed steel products, such as welded mesh, trusses, pre-stressed wires, annealed wires and nails sold to construction companies, as well as drawn bars for the automotive industry. Through its integrated, semi-integrated and mini-mill facilities located in Brazil and Argentina, Belgo Siderurgia primarily serves customers in its domestic markets but also exports steel products to other South and Central American countries, the United States, Europe, Canada and other countries. In 2005, Belgo Siderurgia produced a total of 4.3 million tons of rolled products of which 1.2 million tons were processed to manufacture wire products. Belgo Siderurgia's total net revenues in 2005 were R$7,585.3 million and net income was R$1,431.6 million. In 2005, Belgo Siderurgia met approximately 30% of the long-rolled steel demand by volume in Brazil and 59% of the long-rolled steel demand by volume in Argentina.

     During 2005, 2004 and 2003, Belgo Siderurgia made R$419.8 million, R$393.9 million and R$338.4 million, respectively, of capital expenditures. The most significant of these capital expenditures related to the Piracicaba plant, for which capital expenditures of R$ 2.3 million and R$92.4 million were made in 2005 and 2004, respectively, to increase plant production capacity from 500,000 tons to 1.0 million tons of rolled products. In 2005, Belgo Siderurgia also made approximately R$57.8 million of capital expenditures in respect of its eucalyptus forest maintenance program and expansion program. During 2005, 2004 and 2003, all of Belgo Siderurgia's capital expenditures were made in Brazil, except for certain capital expenditures in 2005 to modernize Acindar's steel production facilities in Argentina. Belgo Siderurgia expects to make approximately US$1.2 billion of capital expenditures to increase its annual steel production capacity by up to three million tons within the next seven years. Belgo Siderurgia expects to make approximately R$586.0 million of capital expenditures in 2006 in connection with these production expansion activities, as well as maintenance expenditures and the purchase of environmental controlling equipment. Belgo Siderurgia expects to finance these expenditures with cash generated from operations.

Products

     Long-Rolled Steel Products. Belgo Siderurgia's long-rolled products are mainly directed to the civil construction sector and to the industrial manufacturing sector. Long-rolled products used in the construction sector consist primarily of merchant bars and rebars for concrete reinforcement. Long-rolled products consumed by the industrial manufacturing sector consist principally of bars and wire rods. Wire rods produced by Belgo Siderurgia are either consumed by Belgo's subsidiaries, which further process them to manufacture higher value-added wire products and transformed steel products, or sold directly to third parties, such as other wire products manufacturers or customers in the tire, automotive, welding and appliance businesses. For the year ended December 31, 2005, Belgo Siderurgia produced 4.3 million tons of long-rolled products.

     Wire Steel Products. Belgo Siderurgia's wire steel products represent value-added products with higher margins and are manufactured by the cold drawing of low and high carbon wire rods into various shapes and sizes. Belgo Siderurgia's subsidiary Belgo Bekaert Arames Ltda., or BBA, and the wire steel division of Acindar manufacture wire products that are consumed mainly by agricultural and industrial end-users and are sold at retail stores. These wire steel products include barbed and fence wire, welding wire and fasteners. Wire products produced by Belgo Siderurgia's subsidiary BMB – Belgo-Mineira Bekaert Artefatos de Arame Ltda., or BMB, consist of steel cords that are consumed by the tire industry and hose wire that is used to reinforce hoses. For the year ended December 31, 2005, Belgo Siderurgia produced 617,100 tons of wire steel products.

     Transformed Steel Products. Belgo Siderurgia's transformed steel products are produced mainly by the cold drawing of low carbon wire rods. Belgo Siderurgia's transformed steel products for the civil sector include welded mesh, trusses, annealed and nails. In addition, Belgo Siderurgia also processes wire rods to produce drawn bars at its Sabará facility sold to customers in the automotive industrial sector. For the year ended December 31, 2005, Belgo Siderurgia produced 266,500 tons of transformed steel products.

Production Process

     Belgo Siderurgia's steel production facilities include one integrated plant, one semi-integrated steel plant, three mini-mills, nine wire plants and three plants that produce transformed steel products.

     Integrated Facility. In the integrated production process, raw materials, such as iron ore, coke and limestone, are loaded into a blast furnace and melted. The hot metal is then processed in a steel shop where impurities are further reduced. The resulting crude steel is then mixed with iron alloys. Belgo Siderurgia's integrated facility is located at Monlevade, in the State of Minas Gerais, and is equipped with one sintering plant, one blast furnace and two converters. Through its continuous casting plant and two rolling mills, this facility produces high quality wire rod for industrial applications. Belgo Siderurgia's integrated facility is specialized in producing specialties. The total production capacity of Belgo Siderurgia's integrated facility is approximately 1.2 million tons of crude steel per year.

     Semi-integrated Facility. The traditional integrated steel production process uses a blast furnace to melt iron ore with coke. Acindar's semi-integrated plant in Argentina does not use coke. Instead, the oxygen contained in the iron ore is extracted using hydrogen and carbon monoxide resulting from the application of natural gas as a reforming agent to produce direct-reduced iron, or DRI, with high purity. The DRI is then melted, together with scrap, in electric arc furnaces. Acindar's semi-integrated plant is located at Villa Constitución, Argentina, and has three electric arc furnaces, two of which are currently in operation. The Villa Constitución plant also includes two rolling mills for the production of bars, wire rods and narrow strips. In addition, two other rolling mills produce bars and shapes. The total production capacity of Acindar's semi-integrated facility is approximately 1.4 million tons of crude steel per year.

     Mini-mills. Belgo Siderurgia's highly efficient mini-mills use electric arc furnaces to melt scrap and pig iron charges by using electricity. Upon melting the scrap and the pig iron, alloys and other ingredients are added in measured quantities to achieve the necessary metallurgical properties for the steel product being produced. Each of Belgo Siderurgia's mini-mills is specialized in the production of one line of products. Piracicaba, located in the State of São Paulo, produces rebars. Vitória, in the State of Espírito Santo, is specialized in the manufacture of merchant bars. Juiz de Fora, in the State of Minas Gerais, produces only low and medium carbon wire rods. The total production capacity of these mini-mills is approximately 2.5 million tons of crude steel per year.

     At all of Belgo Siderurgia's steel making facilities, the resulting crude steel is cast into long strands called billets. The billets are typically cooled and stored, and then transferred to a rolling mill where they are reheated, passed through roughing mills to reduce their size, and then rolled into products such as rebars, merchant bars and wire rods.

     Wire Steel Plants. To produce wire products, wire rods are passed through cold drawing machines to produce a specified diameter and to increase their resistance. Depending on the wire steel product being manufactured, the number of drawing machines that the wire rod passes through varies. Belgo Siderurgia's main wire steel plants are located at Contagem, Sabará, Vespasiano and Itaúna, in the State of Minas Gerais; Osasco and Hortolândia, in the State of São Paulo; and La Tablada and Villa Constitución, in Argentina. These plants have a total capacity of approximately one million tons of wire steel products per year.

     Transformed Steel Products Plants. Part of Belgo Siderurgia's wire rod production is further processed to manufacture transformed steel products for the civil construction and automotive sectors. Belgo Siderurgia's main plants for transformed steel products are located at Sabará, Juiz de Fora and São Paulo. These plants have a total capacity of approximately 490,000 tons of transformed steel products per year.

Raw Materials and Energy

     The primary raw materials used by Belgo Siderurgia in the production of rolled steel products are steel scrap, pig iron, iron ore, iron ore pellets and lumps, coke and natural gas, which together accounted for approximately 55% of Belgo Siderurgia's production costs in 2005.

     Iron Ore. Belgo Siderurgia melts iron ore with coke at its integrated facility at Monlevade to produce pig iron. Iron ore is extracted from the mine located at Andrade, which is leased by Belgo Siderurgia to CVRD under a long-term lease agreement. The iron ore is extracted by CVRD and supplied to Belgo Siderurgia at the cost of production. The close proximity of the Andrade mine to the Monlevade facility helps to contain Belgo Siderurgia's transportation and stowage costs.

     Coke. Coke is the basic raw material used at Belgo Siderurgia's integrated facility at Monlevade, and it is used in the facility's blast furnace as a reduction agent. Belgo Siderurgia purchases coke mainly from European and Japanese suppliers under four-year contracts, which will expire in February 2007, based on prevailing international market prices.

     Steel Scrap. Steel scrap is Belgo Siderurgia's primary raw material at its mini-mills. There are three general categories of steel scrap: (i) obsolescence scrap, consisting of scrap from various sources, ranging from cans to car bodies, (ii) industrial scrap, such as steel turnings and stampings, and (iii) internal scrap generated in the course of the steel production process. Obsolete and industrial scrap is purchased directly from scrap suppliers. Belgo Siderurgia uses all categories of scrap at its mini-mills. However, the supply of scrap in Brazil is limited. Due to the existence of similar scrap supply shortages in surrounding countries and the high cost of transporting scrap from other regions, it is generally not economical to import scrap in Brazil. Belgo Siderurgia expects that the increase in the generation of scrap in Brazil will be lower than the growth in the demand for scrap, which will increase the shortage of scrap in local markets and cause further scrap price increases for the foreseeable future. Belgo Siderurgia is constructing two mini-blast furnaces that will use charcoal to produce pig iron, which can be used as a substitute for scrap.

     Pig Iron. Belgo Siderurgia uses pig iron as a complement for scrap due to the scarcity of Brazil's existing scrap supply. Iron ore, the main component of pig iron, is widely available in Brazil, which is among the world's leading producers and exporters of iron ore. The main suppliers of pig iron are local producers, which provide pig iron to Belgo Siderurgia either under long-term contracts with specific price formulas or on spot market prices. Belgo Siderurgia's long term suppliers usually purchase charcoal produced by CAF Santa Bárbara Ltda., or CAF. In recent years, spot market prices of pig iron have risen dramatically primarily due to the high world demand for metals, and are subject to high degrees of cyclicality.

     Iron Ore Pellets and Lumps. Acindar uses iron ore pellets and lumps to produce crude steel at its semi-integrated facility at Villa Constitución in Argentina. These raw materials are purchased from CVRD.

     Natural Gas. Acindar uses natural gas primarily as a reforming agent at its semi-integrated facility at Villa Constitución in Argentina. The use of natural gas has been cost-efficient for Acindar due to comparatively low natural gas prices in Argentina, as compared to international standards. In 2000, Acindar entered into a five-year natural gas supply contract with Energy Consulting Service S.A. This contract was renewed in September 2005.

     Electricity. Belgo Siderurgia consumes electric power primarily in operating its rolling mills and electric arc furnaces. Belgo Siderurgia purchases electricity at both market and tariff-regulated prices from electricity utility companies holding concessions in the regions where Belgo Siderurgia's production facilities are located. Belgo Siderurgia owns 51% of a 140-megawatt hydroelectric power plant and a small hydroelectric power plant which together provide approximately 70% of the electricity needs of its integrated steel facility at Monlevade. In addition, Belgo Siderurgia operates a hydroelectric power plant which supplies approximately 40% of the energy requirements of its Sabará facility. Variations in the supply of electricity can affect steel production levels.

     Water. Large amounts of water are also required in the production of steel. Water serves mainly as a coolant agent. It is also used to carry away waste, help produce and distribute heat and power, and dilute liquids. Belgo Siderurgia's principal sources of water are the rivers surrounding its facilities. Belgo Siderurgia's plant located at Contagem, however, is supplied by Companhia de Saneamento de Minas Gerais under a long-term agreement. Approximately 98% of the water used by Belgo Siderurgia is recirculated within its production facilities. The water that is not recirculated is treated and returned to surrounding rivers.

Transportation

     Belgo Siderurgia relies heavily on rail transportation for the delivery of raw materials such as coke. CVRD transports raw material to Belgo Siderurgia's integrated facility at Monlevade under a long-term agreement. All Belgo Siderurgia's facilities, except Piracicaba, are accessible via rail. However, due to the limitations in transportation capacity of the Brazilian railway system, Belgo Siderurgia also has to rely on trucking companies to transport raw materials. This alternative is more expensive than transporting raw materials via rail. Highway transportation is provided by trucking companies with which Belgo Siderurgia has primarily non-exclusive transportation arrangements, usually under long-term agreements. To transport steel products to the domestic customers and to distribution centers, Belgo Siderurgia uses both transportation modes. If rail transportation is available, Belgo Siderurgia delivers the products by rail to its stock facilities located in Salvador and Brasília and thereafter by highway. Exports are mostly transported by rail to port facilities and then shipped directly to customers.

Sales

     In 2005, 70% of Belgo Siderurgia's steel production was sold in Brazil and Argentina and 30% was sold in other countries, mainly other South and Central American countries and the United States, Europe and Canada.

     Domestic Markets. Most of Belgo Siderurgia's sales in Brazil and Argentina are made directly to customers through a sales force that consisted of 300 employees in 2005. In addition, Belgo Siderurgia distributes products through its eight owned distribution outlets located in São Paulo, Rio de Janeiro, Belo Horizonte, Salvador, Recife, Fortaleza, Curitiba and Pouso Alegre. Through these distribution outlets, Belgo Siderurgia primarily sells products to the civil construction sector. Belgo Siderurgia also sells steel products through its associations with 13 distributors, which are usually located in rural areas. These associations allow Belgo Siderurgia to monitor the distributors' inventory and to bill sales directly to customers, ancillary improving distribution efficiency. In addition, Belgo Siderurgia has partnerships with 18 manufacturers that purchase rebars and provide to their customers value-added services, such as the customized cutting and bending of these rebars. To a lesser extent, Belgo Siderurgia sells steel products to independent distributors, which then resell the products to retail markets. Sales are generally made on the basis of a 21-day settlement on a cost, insurance and freight basis. Concentrating on its local markets helps Belgo Siderurgia to stabilize its transportation costs and to generate higher margins. In 2005, Belgo Siderurgia's ten largest customers in its local markets accounted for 7.1% of its total sales volume. Acindar is Belgo Siderurgia's subsidiary responsible for supplying the Argentine market.

     International Markets. Exports to other countries are made directly by Belgo Siderurgia and its subsidiaries, and through agencies established in these countries, exclusive representatives, or Arcelor's international sales network, depending on the country and the volume of business conducted with the specific customer. Belgo Siderurgia places a priority on its domestic markets and has used the export market to stabilize its overall sales volume when sales slow in Brazil and Argentina. The cost of transportation acts to limit opportunities for foreign steel producers to compete with Belgo Siderurgia in Brazil and Argentina, but it also makes it more difficult for Belgo Siderurgia to compete in the export market. However, the proximity of Belgo Siderurgia's supply of iron ore to its integrated facility at Monlevade, the lower cost of electricity and labor for Belgo Siderurgia and Belgo Siderurgia's overall operating efficiencies help to offset the increased transportation costs Belgo Siderurgia faces when competing internationally. Prices on the international markets have fluctuated considerably in the past. In 2005, particularly due to the growth of China, international steel prices increased substantially. As part of its growth strategy, Belgo Siderurgia intends to increase its market share in other South and Central American countries, as well as its share in the specialties global market.

     Belgo Siderurgia sells to customers in South and Central American countries, the United States, Europe and Canada. Belgo believes that it has a competitive advantage in the specialties market since these steel products cannot be manufactured with scrap and require advanced manufacturing processes and technology that few other steel producers possess. In addition, Belgo Siderurgia exports more basic steel products, such as rebar and profiles, to South and Central American markets. The following table sets forth a breakdown of Belgo Siderurgia's steel exports by geographic region for the periods indicated:

Geographic Region	2005	2004	2003

North America	33%	34%	38%
Europe	12%	9%	12%
South and Central America	38%	40%	32%
Asia	8%	6%	12%
Africa and Others	9%	9%	6%
Total	100%	100%	100%

     Belgo Siderurgia negotiates the price of its steel product on an order-by-order basis, based on prevailing market prices. The following chart sets forth the average free on board export sales price per ton of rolled steel products sold by Belgo Siderurgia during the past three years, prior to deducting commissions:

Average Export Sales Price
Year	(US$/ton)(1)

2005	431
2004	402
2003	246

_________________
(1) The average export sales price per ton is the amount per ton of long-rolled steel billed in U.S. dollars, or translated into U.S. dollars at the average exchange rate during the period.

Competition

     The steel market is divided generally into manufacturers of flat steel products, long steel products and special steels (principally stainless steels). Belgo Siderurgia manufactures long-rolled products mainly for the civil construction and other industrial manufacturing sectors and wire steel products for the industrial and agricultural sectors and for individual end-users. Belgo Siderurgia's transformed steel products are sold by Belgo Siderurgia to the civil construction and automotive sectors. Belgo Siderurgia competes with Brazilian and foreign long-rolled producers, as well as with producers of substitute materials such as plastic, aluminum, ceramic, glass, wood, concrete and other steel products.

     World long-rolled demand is met principally by steel mini-mills and, to a significantly lesser extent, by integrated steel producers. Integrated steel producers typically operate large plants with annual capacities of one million tons or more. These plants produce steel from a combination of iron ore and coke using blast furnaces and basic oxygen furnaces. Steel mini-mills are generally smaller volume steel producers that use electric arc furnaces and are able to produce steel using scrap metal and pig iron as their primary raw materials. Mini-mills have high electricity costs and depend heavily on steel scrap, which is subject to price volatility and fluctuations in supply. However, mini-mills demand lower capital investments and are more flexible in adapting the steel production to demand as compared to integrated facilities.

     Brazil and Argentina. Shipping and freight costs are barriers to the import of steel into Brazil and Argentina, and, as a result, the steel markets in Brazil and Argentina are mainly supplied by domestic producers. Belgo Siderurgia's principal competitors in Brazil are Gerdau Açominas S.A., Aços Villares S.A. and Votorantim S.A.

     In Argentina, Belgo Siderurgia's main competitors are Aceros Bragado S.A. and Aceros Zapla, which are mini-mills that produce crude steel and intermediate and finished steel products. In addition, Belgo Siderurgia also competes with Sipar Laminación de Aceros S.A., a major re-roller, and several minor re-rollers and up to 2005 also with Siderar S.A.I.C. and Siderca S.A.I.C., both of the Techint Group, in the tube market.

Environmental and Regulatory Matters

     Belgo Siderurgia is subject to Brazilian federal, state and local environmental laws and regulations concerning, among other matters, air emissions, soil, surface water and groundwater discharges, noise control, and the generation, handling, storage, transportation and disposal of toxic and hazardous substances. (Similar regulations affect Acindar in Argentina.) There are no relevant non-compliances in the jurisdiction.

Belgo Siderurgia generates certain by-product residues, primarily electric arc furnace dust, which are classified as hazardous and must be properly controlled and disposed of under applicable environmental laws and regulations. These environmental laws and regulations impose joint and several liability on certain classes of persons for the pollution of the environment, regardless of fault, the legality of the original operations and disposals, or the ownership of the site. Some of Belgo Siderurgia's present and former facilities have been in operation for many years, and, over such time, these facilities have used substances and disposed of residues (both on-site and off-site) that may create additional liabilities. See “Item 3D. Risk Factors—Risk Factors Relating to Arcelor Brasil—Arcelor Brasil is subject to various environmental and health regulations, which are becoming more stringent and may result in increased liabilities and require increased capital expenditures.” However, Belgo Siderurgia believes that it has developed management systems to mitigate against those risks. Belgo Siderurgia's main industrial facilities are certified with the ISO 14001. Belgo Siderurgia was also awarded by the SGS Qualitor Programme with the Forest Management Certificate due to the management program of its forest units.

     The potential presence of radioactive materials in Belgo Siderurgia's scrap supply can present a safety risk to its workers and its facilities. Radioactive materials are usually in the form of sealed radioactive sources, typically installed in measurement gauges used in manufacturing operations, and imported scrap. In response to this risk, Belgo Siderurgia has installed sophisticated radiation detection systems at all of its mini-mills to monitor all incoming shipments of scrap.

     In meeting its overall environmental goals and government-imposed standards in 2005, Belgo Siderurgia spent approximately R$5.4 million on capital improvements. Belgo Siderurgia's anticipated expenditures for pollution control in 2006 are R$10.9 million.

     Regulatory changes, such as new laws and enforcement policies, including potential restrictions on the emission of atmospheric pollutants and other pollutants, or an incident at one of Belgo Siderurgia's properties or operations, may have a material adverse effect on the business, financial condition or results of Belgo Siderurgia's operations. Belgo Siderurgia's business units are required to have governmental permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits and approvals may adversely affect Belgo Siderurgia's operations and may subject Belgo Siderurgia to penalties.

Flat Steel Segment

Arcelor Brasil's operating units in the flat steel segment are CST and Vega do Sul.

CST

     CST is one of the world's largest suppliers of steel slabs with an estimated worldwide market share of 8% of steel slab sales in 2005. CST produces flat-rolled finished and semi-finished, uncoated steel products and has two principal product lines: steel slabs and hot rolled coils.

     Substantially all of CST's steel slabs are exported. From 1984 to 2005, CST exported an average of 92% of its steel slab production to steel manufacturers in North America (39%), Asia (31%), Europe and the Middle East (20%) and the rest of South America (2%). In 2005, CST produced 4,816 thousand tons of steel slabs, part of which was used to produce hot rolled coils. From September 2002 through December 2005, CST sold an average of 76% of its hot rolled coil production in the domestic market. CST exported its remaining hot rolled coil production to Europe and the Middle East (9%), Asia (7%) and the rest of South America (6%) and other markets (2%). In 2005, CST produced 2,341 thousand tons of hot rolled coil. CST's net sales revenues and services in 2005 were R$5,387 million, and net income was R$1,398 million. These results were consolidated into Arcelor Brasil's results of operations as from June 2006. See “Item 5A. Operating and Financial Review and Prospects—CST and Vega do Sul Consolidation in 2005.”

     CST's facilities in the City of Serra, in the State of Espírito Santo, consist of two blast furnaces, one coke plant, two continuous casters, one sinter plant, a hot strip mill and a steel-making shop. CST also has access to a deep-water port, of which it is a co-owner, and rail terminal facilities adjacent to its plant in the State of Espírito Santo, where it receives its supplies of iron ore, coal and other raw materials.

     CST owns 25% of the total shares of Vega do Sul, a galvanized steel manufacturing company strategically located in the southern port City of São Francisco do Sul, in the State of Santa Catarina, where its primary customers are also located. Vega do Sul commenced operations in July 2003 and reached full operating capacity in the first quarter of 2005. The remaining 75% of the total shares of Vega do Sul are currently owned by Arcelor Brasil.

     CST was incorporated under the laws of Brazil in 1976. Its principal headquarter offices are located at Av. Brigadeiro Eduardo Gomes, 930, Jardim Limoeiro, 29163.970 Serra, State of Espírito Santo, Brazil.

     Products

     CST's main products are steel slabs and hot rolled coil.

     Steel Slabs

     Steel slabs are semi-finished products used in the steel industry for the rolling of a broad range of flat rolled products, such as plates and hot rolled coils, which account for approximately 51% of worldwide finished steel production in 2005. Steel slabs are sold principally to steel manufacturers without primary steel-making facilities and to integrated-steel manufacturers with temporary or permanent needs for additional steel slabs. In 2005, CST produced 4,817 thousand tons of steel slabs and sold 2,255 thousand tons. This amount represented approximately 8% of the worldwide market share in this same year. From 1984 to 2005, CST exported an average of 92% of its steel slab production to steel manufacturers in North America (39%), Asia (31%), Europe and the Middle East (20%) and the rest of South America (2%).

     Hot Rolled Coils

     Hot rolled coils are both semi-finished and finished products made from steel slabs and are used in the automobile, construction, pipe, steel re-rolling, packaging and transportation industries, among others. CST produces both heavy gauge and light gauge coils. CST's hot strip mill began operations in September 2002 and reached its full capacity by the end of 2003. The production of hot rolled coils enabled CST to broaden its product mix, diversify its market and increase its margins and sales opportunities. From September 2002 through December 2005, CST sold 76% of its hot rolled coil production to the domestic market, 33% of which was sold to its affiliate, Vega do Sul, that produces cold rolled coil and galvanized products for sale to distribution centers, pipe manufacturers, automobile parts manufacturers and the construction industry. CST exports the remaining production to the rest of South America, Central America, Asia, Africa and Europe. In 2005, CST produced 2,341 thousand tons of hot rolled coils.

     Other Products

     CST has also been active in creating and expanding markets for by-products of the steel production process, such as coal tar, slag and Acerita®, the latter being a product developed by CST that is an environmentally friendly option for use in road paving instead of crushed rock.

     Production Process

     CST's plant is fully integrated, producing steel slabs and hot rolled coils through a direct raw material processing system, utilizing principally iron ore, mineral coal and other raw materials.

     Steel Slabs

     The steel slab-making process has three principal phases: pig iron production, steel production and slab production. In the pig iron production phase, sinter (a mixture of iron ore, limestone and other fine materials), coke and other raw materials are consumed in the blast furnace to produce molten pig iron. Coke acts as both fuel for the blast furnace and as a reducing agent. The pig iron produced by blast furnaces is then transported to two basic oxygen furnaces in the steel-making shop, where it is combined with steel scrap and converted into liquid steel. In the final phase, the liquid steel produced by the basic oxygen furnaces is fed into a mold and cooled, then the metal is guided through a series of machines that gradually change the metal's direction from vertical to horizontal and produce steel slabs. The steel slabs then proceed through a strand straightener and cooling stations where the process of solidification is completed and the steel slabs are flame cut to specifications.

     Hot Rolled Coils

     The hot rolled coil-making process begins by reheating steel slabs according to customers' requirements. The steel slabs are then fed into roughing mills and then transferred to the hot strip mill where the rough product is sequentially rolled by a set of roll stands to form a long strip, which is coiled and allowed to cool. Some hot rolled coils are dispatched directly to customers in the as-rolled condition. Others are further processed in the pickling line to remove surface oxides and improve surface quality. Then hot rolled coils selected to produce thinner materials are sent to a finishing mill to enhance flatness and surface quality. The coils can then be cut in the shear line, being transformed into sheets.

     Facilities

     CST's facilities are located on approximately 13 million square meters in the City of Serra, in the State of Espírito Santo, and have been operating since 1983. The real estate is owned by CST. CST's facilities are an integrated facility.

     CST's principal equipment consists of: a coke plant with effective capacity of 1.7 million tons per year, a continuous feed sinter plant with an effective capacity of 6.5 million tons per year, two blast furnaces with a combined production capacity of 4.8 million tons per year, two basic oxygen furnaces with a production capacity of 308 tons per year each, two continuous casters with a combined effective capacity of 4.9 million tons of steel slabs per year and a hot strip mill with an effective capacity of 2.0 million tons per year.

     Raw Materials and Energy

     The principal raw materials used in producing steel are coal and iron ore, and to a lesser degree, limestone, steel scrap and other materials.

     Coal. Coal comprises CST's largest cost component in the steel production. In 2005, CST purchased 3.5 million tons of coal, which accounted for 23% of its production costs. It purchases coal from an average of eight to ten suppliers, located principally in the United States, Australia, Russia, Canada and Venezuela. Coal is shipped to the port directly adjacent to its coke plant and iron-making facilities. CST has a service agreement with Arcelor Purchasing, which uses its global bargaining power to negotiate contracts on behalf of CST and other Arcelor companies for the purchase of coal at lower prices. These purchase contracts range from one to five years. Because of the cyclical nature of the coal industry, price and quantity terms contained in CST's coal supply contracts, which are denominated in U.S. dollars, are usually renegotiated annually. Coal contracts for the year ended December 31, 2005 resulted in a 120% average price increase (in U.S. dollars) for coal over the prior year.

     Iron Ore. Iron ore is CST's second largest cost component in the steel production. In 2005, CST purchased 7.2 million tons of iron ore, which accounted for 19% of its production costs (including pellets). CST purchases 100% of its iron ore from CVRD. CVRD supplies iron ore to CST pursuant to annual purchase orders at European market rates based on a 10-year term agreement, entered into in January 2000. CVRD's iron ore is supplied from some of the world's largest iron mines, and is transported approximately 300 miles by rail to CST.

     Steel Scrap. CST also utilizes steel scrap in the production of liquid steel and ferrous scrap in the manufacture of pig iron. CST is able to use internally generated scrap, which reduces its needs to buy scrap. The market for scrap is influenced by, among other things, availability and transportation costs. In 2005, CST purchased 260 thousand tons of steel scrap from third parties, which accounted for 5% of its production costs (including pig iron acquired).

     Energy. CST, through the harnessing of gases and heat from its coke plant, supplies all of the electric energy needed for its steel-making process. CST generates electricity through a sophisticated process that uses gas originating from the coke oven and pig iron-making process in the blast furnaces, which is converted into electricity in a boiler turbine generator complex. This process is cost-effective and environmentally sound.

     CST has four thermoelectric plants that together can generate up to 300 MW. The fourth plant, which can generate up to 75 MW, commenced operations in March 2004 and increased power generation by 25%. In September 2004, CST implemented a system to recover more of the gases produced during the steel-making process in the coke oven and blast furnaces, permitting it to generate more electricity.

     CST sells excess electric energy generated by the co-generation power plant. In 2004 and 2005, CST had revenues of R$6.6 million and R$3.2 million from the sale to third parties of electricity generated at its facilities. With its increasing capacity, CST expects that it will consume all electric energy it produces from its current electricity generation assets.

     CST, together with Belgo Siderurgia and Sun Coke, has a coke plant under construction and a power plant to be installed on CST's facility. The power plant is scheduled to commence operations in the last quarter of 2006 and will generate up to 170 MW, when CST expects to again sell excess electric energy to third parties.

     Water. Large amounts of water are also required in the production of steel. Water serves as a cooling agent in the steel-making process, as well as a solvent, a catalyst and a cleaning agent. CST uses sea water as its principal source of water for the cooling process. In a much smaller proportion, CST also uses fresh water to carry away waste, to help produce and distribute heat and power, and to dilute liquids. Over 97% of the fresh water used in the steel-making process is re-circulated.

     Transportation

     Transportation costs are a significant component of most steel companies' production costs and are a factor in CST's price competitiveness in the export market. CST has rail transportation agreements with CVRD for shipments of iron ore and other raw materials.

     CST is the manager and one-third owner of the steel terminal facilities at the port of Praia Mole, adjacent to CST's steel mill. The terminal was built specifically for the export of steel products. The other owners of the port are Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, and Gerdau. The terminal's loading capacity is 7.5 million metric tons per year. The Praia Mole port also includes facilities which are owned and managed by CVRD for the delivery of coal with loading capacity of 8 million metric tons per year, and CST's facilities are also connected to two major railroads, which are used for transportation of iron ore, and are located near two major highways, which link it to the principal mineral-producing and steel-consuming areas of Brazil.

     Before the installation of the hot strip mill, CST principally shipped steel slabs abroad. Upon commencement of hot rolled coil production, which CST produces principally for the domestic market, CST developed a comprehensive logistics infrastructure utilizing varying means of transport and warehouses in major distribution centers. To transport its hot rolled coil production, CST utilizes ships, specially built barges for coastal shipping to the south of Brazil and roads and railways. CST, Vega do Sul and the Norsul shipping company have signed a coastal shipping agreement to transport products from Vitória to a proprietary port to be built by CST in the São Francisco do Sul port, which CST expects will allow it to ship 1.1 million tons of hot rolled coils per year by the end of 2006.

     Sales

     Steel Slabs

     CST has historically sold most of its production in the export market and CST's management expects to continue exporting the vast majority of its steel slab production. Steel slab exports for the years 2005, 2004 and 2003 accounted for 99.8%, 99.7% and 99.4% of CST's steel slab production, respectively.

     The principal international markets for CST's steel slab products have historically been North America, Asia and Europe. In 2005, the main international markets for its slabs were North America and Asia, which together represented 98.2% of its total export sales.

The following table sets forth CST's steel slab sales by geographic region for the last three years:

Geographic Region	2005	2004	2003

North America	66.3%	64.1%	48.6%
Asia	31.9%	31.8%	44.2%
Europe	1.3%	3.8%	7.1%
Brazil	0.5%	0.3%	0.2%

     The main factor affecting sales in the international market is price, which varies according to the international demand and supply for steel products.

     CST exported to approximately 17 companies in 9 countries in 2005. In 2005 and 2004, CST's five largest customers of steel slabs accounted for 77.2% and 69.8%, respectively, of CST's total sales volume.

     With a few minor exceptions, CST produces steel slabs only after it has received a firm order from a customer with specific grade and size requirements. Most of its largest customers have been purchasing steel slabs from CST for years. CST has entered into non-binding memoranda of understanding, or long-term framework agreements, with substantially all of its customers. Each long-term framework agreement sets forth the customer's estimated annual slab production requirements, payment conditions, delivery terms, technical specifications and certain other more standard terms. A long-term framework agreement becomes binding with respect to a quarterly order upon agreement between CST and the customer as to price, quantity, production schedule, delivery time and other essential terms. In 2005, approximately 95% of CST's shipments of steel slabs were covered under long-term framework agreements and long-term relationships.

     Although CST maintains ongoing and direct relationships with its end customers and negotiates directly with them, orders for steel slabs generally are received from trading companies that earn commissions at negotiated rates. Arrangements with trading companies are on an exclusive basis and the trading companies are prohibited from selling steel slabs produced by other steel manufacturers to CST's customers. CST's principal trading companies are Arcelor International América LLC, Marubeni-Itochu Steel Inc., Metal One Asia PTE LTD. and Mitsui and Company Limited.

     The following chart sets forth the average FOB export sales price per ton of steel slab sold by CST during the past five years, prior to deducting commissions:

Average Export Sales
Year	Price (U.S.$/ton)[1]

2005	430
2004	340
2003	237
2002	191
2001	172

_______________
1 Average FOB export sales price per ton is the amount per ton of slabs billed in U.S. dollars, or translated into U.S. dollars at the rate in effect on the invoice date, during each year.

     Hot Rolled Coils

     CST's hot rolled coil production is substantially directed to the domestic market and the remaining portion is sold to the international market. CST's management believes that the growth of the hot rolled coil market in Brazil will be driven in the near term and long term by increasing demand for steel products.

     CST has approximately 60 customers in the domestic market for hot rolled coil, which mostly are distribution centers, pipe manufacturers, automobile parts manufacturers and construction companies. The South and Southeast regions of Brazil accounted, respectively, for 53% and 45% of CST's total domestic sales in 2005.

     CST rarely executes spot sales in the domestic market for hot rolled coil because one of the key elements in its business strategy is to develop long-term relationships with its customers. Approximately 57.1% of CST's hot rolled coil sales in 2005 were directed to a few customers, among which is Vega do Sul. CST has a long-term framework agreement with Vega do Sul and approximately 31% of CST's sales of hot rolled coil were directed to it in 2005. The transactions carried out between CST and Vega do Sul are at arm's length.

     In addition, CST also has a long-term framework agreements with some customers and has long-term relationships with other customers, although without framework agreements. CST charges the market price for the long-term relationship customers that do not have framework agreements.

     In 2005, CST also sold hot rolled coil to the international market, to approximately 60 customers in 23 countries. The world's main consumers for hot rolled coil are the civil construction industry (36%), distribution and services centers (30%) and the automobile industry (21%).

     CST negotiates on a quarterly basis the prices and volume of hot rolled coil.

     Competition

     Substantially all of CST's steel slab production is exported, while hot rolled coil production is targeted at the domestic market.

     International Market – Steel Slabs and Hot Rolled Coils

     The international market for steel slabs is highly competitive, especially in terms of price and quality. Pricing pressure results from an oversupply of low-priced products from various countries including Russia, Ukraine and China. In addition, integrated steel producers are facing increasing competition from, among other sources, mini-mills, which are relatively efficient, low-cost producers.

     CST's management believes that its quality of service and reliability of supply are important elements in its ability to retain its customers. CST is one of the world's largest suppliers of steel slabs with an estimated worldwide market share of 8% in 2005. The other principal steel slab producer and CST's major international competitor is a Mexican company, whose steel slab sales in 2005 are estimated by CST to have accounted for approximately 14% of the world steel slab market. The rest of the market for steel slabs is served by integrated steel producers that have steel slab production in excess of their internal requirements. In particular, steel mills located in the CIS countries have been aggressively marketing steel slabs at highly competitive prices, although these slabs are generally of a lower quality than CST's slabs. In addition, while CST may be adversely affected if current customers that do not have primary steel-making facilities decide to construct such facilities or if current competitors decide to increase their production capacity, any such construction or increase in production would require not only significant capital expenditures but also changes in infrastructure and logistics that would be difficult to develop in the short term.

     CST is one of the only steel-integrated manufacturers in the international market of steel slabs that offers products to different industries, such as the automobile, construction, pipe, steel re-rolling, packaging and transportation industries, among others, which CST believes provides it with a competitive advantage vis-à-vis its competitors.

     Brazilian hot rolled coil manufacturers are competitive in the international market because of their competitive prices and high quality products. On average, the export rate of Brazilian hot rolled coil has varied from 10% to 32% of its total hot rolled coil sales over the last five years depending on internal demand.

     Domestic Market – Hot Rolled Coils

     The Brazilian market for hot rolled coils is also very competitive. The primary competitive factors in the domestic market are quality, price, payment terms and customer service. Competition in the domestic market comes from other integrated Brazilian steel mills. Due to competitiveness and strong market presence of local producers, foreign steel companies have very little market penetration in Brazil.

     The Brazilian market for hot rolled coil is approximately 3.8 million tons per year and has grown at an average rate of 2% in the last four years. The market is supplied by four main integrated-steel companies: CST, Companhia Siderúrgica Nacional - CSN, and Usiminas, including its subsidiary Companhia Siderúrgica Paulista, or Cosipa. Usiminas and Cosipa together have around 50% of the market. In 2005, CST had approximately 26% of the domestic market share for hot rolled coil.

     The primary markets for hot rolled coil sales in Brazil are pipe manufacturers and automobile parts manufacturers.

     Regulation

     Brazilian Environmental Regulation

     CST is subject to Brazilian federal, state and local environmental laws and regulations concerning, among other things, air and water emissions, as well as the handling and disposal of solid and hazardous wastes. CST's management believes that it is in compliance in all material respects with all applicable environmental restrictions and regulations.

     The environmental regulations of the State of Espírito Santo are promulgated by the State Environment Secretariat, or SEAMA, and carried out by the State Environmental Institute, or IEMA. On December 23, 2002, IEMA issued CST's current operating license for the steel integrated facility, which expires in December 2006. In 2004, IEMA also issued installation licenses regarding changes to the facility and the increase of CST's production.

     For the years ended December 31, 2004 and 2005, CST had no provisions for environmental matters. During the same period, CST had no pending proceedings with environmental agencies. In December 2005, IEMA also certified that CST was in compliance with environmental requirements by issuing operating and installation licenses.

     CST had capital expenditures and costs for environmental compliance of R$61.2 million in 2005, R$35 million in 2004, R$86 million in 2003 and R$26 million in 2002, mainly related to equipment and systems to control environmental impact. Brazilian environmental laws are becoming more stringent. As a result, it is likely that CST's capital expenditures and costs for environmental compliance will increase, perhaps substantially, in the future. See “Item 3D. Risk Factors\Risk Relating to Arcelor Brasil\Arcelor Brasil is subject to various environmental and health regulations, which are becoming more stringent and may result in increased liabilities and increased capital expenditures.”

     CST was awarded an expanded ISO 14001 certification for its environmental management control and remediation systems. CST's policies include serving the interests of the local community and environmental protection.

     Water

     As CST uses in the steel production process principally water from the Atlantic Ocean and, in a much smaller proportion, fresh water, it is subject to minimal environmental regulations. CST is in compliance in all material respects with all applicable environmental restrictions and regulations.

Vega do Sul

     Vega do Sul is a producer of flat carbon steel. Having started its operations in June 2003, it produces cold rolled coil and galvanized steel primarily for the automobile industry and, to a lesser degree, for the household appliances, construction, pipes and cold formed shapes industries.

     In 2005, Vega do Sul produced 243 thousand tons of cold rolled coil and 386 thousand tons of galvanized steel and in 2004, it produced 168 thousand tons of cold rolled coil and 308 thousand tons of galvanized steel.

Substantially all of Vega do Sul's production is targeted at the domestic market. Vega do Sul's net sales revenues in 2005 were R$1.2 billion, and its net loss was R$7.3 million.

     Vega do Sul's facilities are located in the City of São Francisco do Sul, in the State of Santa Catarina, and consists of a modern, start-of-the-art cold strip mill. Vega do Sul uses the facilities of the São Francisco do Sul Port to receive hot rolled coil from CST, which is Vega do Sul's main raw material.

     Vega do Sul was incorporated under the laws of Brazil in 2000, and the joint investment of the Arcelor group and CST at the time of its establishment and beginning of operations was US$420 million. Its principal headquarter offices are located at BR280, Km11, Caixa Postal 181 – 89.240 -000, São Francisco do Sul, State of Santa Catarina, Brazil.

     Products

     Vega do Sul's main products are cold rolled coil and galvanized steel.

     Cold Rolled Coils

     Cold rolled products comprise cold-rolled coils and sheets. Cold rolled coils are both semi-finished and finished products made from hot rolled coils and are used in the automobile, construction, pipe and packaging industries, among others. Vega do Sul commenced full operations in June 2003 and since then has expanded its production capacity, following CST's increased production of hot rolled coil. Compared to hot rolled coils, cold rolled coils have more uniform and better surface quality.

     Galvanized Steels

     Galvanized steels comprise flat rolled steel that is coated on one or both sides with zinc applied by either a hot-dip or an electrolytic process. Vega do Sul uses the hot-dip process, which is approximately 25% less expensive than the eletrolytic process. Galvanization is one of the most effective and low-cost processes used to protect steel against corrosion caused by exposure to water in the atmosphere. Galvanized products are highly versatile and can be used to manufacture a broad range of products, such as bodies for automobiles, trucks and buses; storage tanks, grain bins and agricultural equipment, among others. Vega do Sul produces two kinds of galvanized steel: extragal (pure zinc coating) and galvanized (zinc and iron alloy coating). These are mainly sold to pipe manufacturers, automobile parts manufacturers and the construction industry.

     Production Process

     Vega do Sul's plant is specialized in the transformation of flat carbon steel. Vega do Sul's production relies on modern equipment and state-of-the-art technology for its pickling, cold rolling and galvanization processes on steel coils. The hot rolled coils turn into cold rolled coils by becoming thinner through the transformation process in the cold strip mill. Following the cold rolling process, an additional coating of zinc may be applied to coils to turn them into galvanized products.

     Facilities

     Vega do Sul's facilities are located on approximately 2.2 million square meters in the City of São Francisco do Sul, in the State of Santa Catarina, and have been operating since June 2003. The real estate is owned by Vega do Sul.

     Vega do Sul's principal equipment consists of a cold strip mill with effective capacity of 800 thousand tons per year.

     Raw Materials

     The principal raw materials used in producing cold rolled coil and galvanized steel are hot rolled coil and other materials.

     Hot Rolled Coil. Hot rolled coil comprises Vega do Sul's main component in the production process of cold rolled coil and galvanized steel. In 2005, Vega do Sul purchased 687 thousand tons of hot rolled coil, which accounted for 77% of production costs. It purchases hot rolled coil exclusively from CST, which is one of Vega do Sul's shareholders. Hot rolled coil is shipped to the São Francisco Port, which is adjacent to Vega do Sul's plant. Vega do Sul has a long-term supply agreement with CST for the purchase of hot rolled coil at arm's length. The term of the agreement is for an indefinite period of time, which may be terminated by any of the contracting parties upon prior notice. The price of the hot rolled coil varies according to the prices of steel products in the market and Vega do Sul and CST usually adjust the prices under the supply agreement accordingly.

     Energy. Energy comprises 1.5% of Vega do Sul's production costs. Vega do Sul purchases energy pursuant to a supply agreement entered into with Centrais Elétricas de Santa Catarina S.A. – CELESC. The price under this agreement is readjusted annually based on regulations set forth by the governmental agency, Agência Nacional de Energia Elétrica – ANEEL. This agreement will terminate in August 2007. Beginning from September 2007, Vega do Sul will have a new supplier of electric energy, Tractebel Energia Comercializadora Ltda., or Tractebel. Vega do Sul entered into a supply agreement with Tractebel in December 2005 and, pursuant to this agreement, the prices will be adjusted annually for the IGP-M.

     Water. Large amounts of water are also required in the production of cold rolled coil and galvanized steel. Water serves as a cooling agent in the cold-rolling and galvanization processes, as well as a solvent, catalyst and cleaning agent. Vega do Sul uses water from the local water supplier Companhia Catarinense de Águas e Saneamento – CASAN. The plant's water circuits were designed to reduce water consumption and approximately 99% of the water used by Vega do Sul in its production is re-circulated.

     Transportation

     Transportation costs are a significant component of most companies that produce cold rolled coil and galvanized steel and are a factor in Vega do Sul's price competitiveness in the domestic market. Vega do Sul's main raw material, hot rolled coil, is shipped directly to its facilities through the São Francisco shipping terminal that is adjacent to its plant, thereby reducing its costs.

     Vega do Sul's finished products are transported principally by vessel, truck and train to its customers in Brazil. A small portion of its galvanized steel production is exported, mainly to the rest of South America, by truck and train.

     Sales

     The largest demand for cold rolled coil and galvanized steel comes from pipe manufacturers, automobile parts manufacturers and the construction industry. Demand for cold rolled coil and galvanized steel is affected by market fluctuations in demand for steel products in Brazil. Vega do Sul's management believes that demand for cold rolled coil and galvanized steel in Brazil is expected to grow because of increased production by the main sectors that purchase Vega do Sul's products due to the favorable Brazilian current macroeconomic conditions and expected growth of the GDP.

     Vega do Sul's management believes that it is well-positioned to meet with increased demand for cold rolled coil and galvanized products because of its low cost structure and competitive prices. Vega do Sul intends to continue focusing its sales to the domestic market.

     Generally, Vega do Sul produces cold rolled coil and galvanized steel upon purchase orders from its customers with specific requirements. Most of its largest customers have entered into long-term agreements with

Vega do Sul, which set forth the customer's estimated production requirements, payment conditions, delivery terms and certain other standard terms.

     Competition

     The Brazilian market for cold rolled coils is very competitive. The primary competitive factors in the domestic market are quality, price, payment terms and customer service. Competition in the domestic market comes from integrated Brazilian steel mills: Due to competitiveness and strong market presence of local producers, foreign steel companies in this segment have very little penetration in Brazil. The Brazilian market for cold rolled coil is approximately 2.1 million tons per year.

     Regulation

     Brazilian Environmental Regulation

     Vega do Sul is subject to Brazilian federal, state and local environmental laws and regulations concerning, among other things, air and water emissions, as well as the handling and disposal of solid and hazardous wastes. Vega do Sul's management believes that it is in compliance in all material respects with all applicable environmental restrictions and regulations.

     The environmental regulations of the State of Santa Catarina are promulgated by the State Environment Secretariat, or FATMA. Recently, FATMA issued Vega do Sul's current operating license for its facility, which will expire on May 16, 2010.

     For the years ended December 31, 2005 and 2004, Vega do Sul had no provisions for environmental matters. During the same period, Vega do Sul had no pending proceedings with environmental agencies.

     Vega do Sul had R$75 million in 2005, R$69 million in 2004, R$285 million in 2003 and R$387 million in 2002 of capital expenditures and costs for environmental compliance, mainly related to equipment and systems to control environmental impact. Brazilian environmental laws are becoming more stringent. As a result, it is likely that Vega do Sul's capital expenditures and costs for environmental compliance will increase in the future. See “Item 3D. Risk Factors\Risk Relating to Arcelor Brasil\Arcelor Brasil is subject to various environmental and health regulations, which are becoming more stringent and may result in increased liabilities and increased capital expenditures.”

     Vega do Sul's plant was implemented in accordance with international standards for environmental preservation. Vega do Sul was awarded an ISO 14001 certification for its environmental management control. Vega do Sul was the first company in the industry to be awarded an OHSAH 18001 certification of safety and health management control during its construction phase. Vega do Sul's policies include serving the interests of the local community and environmental protection.

C. Organizational Structure

     Arcelor Brasil is a holding company that operates through its subsidiaries: Belgo Siderurgia, CST and Vega do Sul. Arcelor Brasil is part of the Arcelor group, which was created by the merger of Arcelor Luxembourg, formerly Arbed, Aceralia and Arcelor France, formerly Usinor, that became effective on February 18, 2002, when shares issued by Arcelor were listed on several stock exchanges. The Arcelor group is currently composed of the companies, as shown in the chart below that shows our position within the group.

Significant Subsidiaries

     Arcelor Brasil's operations are conducted by Belgo Siderurgia, CST and Vega do Sul. The following table sets forth the significant subsidiaries owned directly or indirectly by Arcelor Brasil and Arcelor Brasil's ownership interests in each of them as of December 31, 2005.

	Voting	Total
Company	Capital	Capital

Belgo Siderurgia(1)	100%	100%
CST	100%	100%
Vega do Sul(2)	100%	100%

______________
(1) Consolidates Acindar's results and other companies in the wire segment (BBA, BMB and Belgo Bekaert Nordeste).
(2) Arcelor Brasil holds directly 75% of the capital stock of Vega do Sul and indirectly 25% through CST.

D. Property, Plants and Equipment

     Arcelor Brasil's main properties consist of its integrated and semi-integrated facilities, mini-mills and wire plants. The table below indicates Arcelor Brasil's main properties, and their respective location, production capacity and utilization rate in 2005:

		Production
		Capacity	2005 Utilization
Property	City/State/Country	(in tons)	Rate (%)

Long and Wire Steel Facilities
Usina de Monlevade Plant	João Monlevade/Minas	1,200,000	96.01
	Gerais/Brazil

		Production
		Capacity	2005 Utilization
Property	City/State/Country	(in tons)	Rate (%)

Juiz de Fora Plant	Juiz de Fora/Minas Gerais/Brazil	1,000,000	83.25
Piracicaba Plant	Piracicaba/São Paulo/Brazil	1,000,000	73.02
Vitória Plant	Cariacica/Espírito Santo/Brazil	360,000	65.99
Itaúna (*)	Itaúna/Minas Gerais/Brazil	140,000	40.76
Villa Constitución Plant	Villa Constitución/ Santa Fé/Argentina	1,000,000	94.81
Navaro	Rosário/Santa Fé/Argentina	170,000	101.15
Bonelli	San Nicolas/ Buenos Aires/Argentina	240,000	68.59
Vespasiano Plant and Itaúna Plant	Vespasiano/Minas Gerais/Brazil Itaúna/Minas Gerais/Brazil	60,000	79.95
Osasco Plant	Osasco/São Paulo/Brazil	62,000	81.32
Hortolândia Plant	Sumaré/Minas Gerais/Brazil	45,000	83.00
Contagem Plant	Contagem/Minas Gerais/Brazil	692,000	52.77
Feira de Santana Plant	Feira de Santana/Bahia/Brazil	220,000	43.25
Villa Constitución	Villa Constitución/Santa Fé/Argentina	124,000	68.61
La Tablada	Buenos Aires/Buenos Aires/Argentina	83,500	84.04

Flat Steel Facilities
CST Plant	Vitória/Espírito Santo/Brazil	4,800,000	103.70
Vega Plant	São Francisco do Sul/Santa Catarina/Brazil	800,000	94.00

_________________
(*) Leased asset.

Production

     Arcelor Brasil's production facilities for the long steel segment are equipped with steel production machinery including blast furnaces, electric arc furnaces and rolling mills. Arcelor Brasil's production facilities for the flat steel segment are equipped with a coke plant, continuous feed sinter plant, two blast furnaces, two basic oxygen furnaces, two continuous casters, one hot strip mill and one cold strip mill. For more information on Arcelor Brasil's production, see “Item 4B. Business Overview—Long Steel Segment” and “Item 4B. Business Overview—Flat Steel Segment.”

     Arcelor Brasil made capital expenditures of approximately R$1,797.4 million in 2005 relating to the expansion of its production capacity. For more information on Arcelor Brasil's capital expenditures, see “Item 5B. Liquidity and Capital Resources—Capital Expenditures.”

Environmental Matters

     For a detailed discussion of Arcelor Brasil's environmental matters, see “Item 4B. Business Overview—Long Steel Segment—Environmental and Regulatory Matters” and “Item 4B. Business Overview—Flat Steel Segment—Regulation—Brazilian Environmental Regulations.”

Insurance

     Arcelor Brasil maintains insurance coverage in amounts that it believes adequately cover the principal risks of the operating activities of its subsidiaries. Arcelor Brasil has risk insurance under Arcelor's global insurance program in accordance with the Brazilian Insurance Institute (Instituto Brasileiro de Resseguros) conditions. This insurance policy protects Arcelor Brasil against property damage, business interruptions and loss profit.

Intellectual Property

     Arcelor Brasil's most important intellectual property consists of patents relating to its production process, products and information technology used at its facilities. Because of the public nature of the patent registration process, part of the technology developed by Arcelor Brasil, such as process automation, process modeling and product development, is not registered as patents and is kept as an industrial secret. Arcelor Brasil also holds brands, such as Belgo, Belgo-Pronto, Belgo-Mineira, Belgominas, Belgo Industrial, Belgo Fácil, CST, among others. Arcelor Brasil has filed a request for registration of the brand Belgo Grupo Arcelor with the Brazilian National Institute of Intellectual Property (Instituto Nacional da Propriedade Industrial), or INPI, which is pending analysis of this governmental entity. In addition, Arcelor Brasil also developed a by-product, through its subsidiary CST, called Acerita® and holds the intellectual property right to use and sell this by-product.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

     This discussion contains forward-looking statements that involve risks and uncertainties. Arcelor Brasil's actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements,” “Item 3D. Risk Factors” and elsewhere in this annual report.

     The following discussion is based on, and should be read in conjunction with, Arcelor Brasil's audited consolidated financial statements and related notes prepared in accordance with Brazilian GAAP, as well as the information set forth in “Presentation of Financial and Other Information” and “Item 3A. Selected Financial Data” contained elsewhere in this annual report.

     Arcelor Brasil's consolidated financial statements have been prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. See Note 25 to Arcelor Brasil's audited consolidated financial statements for a description of the main differences between Brazilian GAAP and U.S. GAAP, as they relate to Arcelor Brasil, and a reconciliation of Arcelor Brasil's shareholders' equity as of December 31, 2005 and 2004 and net income for each of the years in the three-year period ended December 31, 2005. Amounts in the following discussion are based on Brazilian GAAP, unless otherwise indicated.

Overview

     The primary factors affecting our results of operations include:

  the cyclical nature of supply and demand for steel products both inside and outside Brazil, including the prices for steel products;

  the mix of products sold by Arcelor Brasil (between domestic and export sales and between lower value-added and higher value-added products);

  Arcelor Brasil's production costs; and

  Brazilian economic conditions generally, including inflation and exchange rate variations.

Brazilian Economic Conditions

     As a company with a significant part of its operations in Brazil, Arcelor Brasil is affected by general economic conditions in Brazil. Arcelor Brasil's revenues are also directly affected by steel prices in international markets. Steel prices are primarily affected by the levels of international and domestic production capacity and demand and fluctuations in the cost of raw materials, mostly denominated in, or linked to, U.S. dollars.

     Arcelor Brasil generates a significant part of revenues from the domestic market, and Brazil's gross domestic product, or GDP, growth is very influential in determining Arcelor Brasil's growth capacity and its results of operations. During the last 30 years, Arcelor Brasil estimates that the demand in Brazil for steel products has increased at an average rate of approximately double Brazil's annual GDP growth rate.

     Inflation also affects Arcelor Brasil's financial condition and results of operations. Approximately 40% of Arcelor Brasil's production costs, including electricity and labor, are denominated in reais and tend to increase to reflect Brazilian inflation. The Brazilian government's actions to combat inflationary pressures have involved, among other measures, currency devaluations, reduction of tariffs and other limits on imports, and the adoption of high interest rates. These measures can significantly affect steel consumption levels in businesses such as the automotive, construction and appliance manufacturing sectors, and can potentially adversely affect Arcelor Brasil's results of operations.

     In addition, Arcelor Brasil's results of operations are affected by exchange rate fluctuations. Although a significant part of Arcelor Brasil's revenues are denominated in reais, its flat steel production operating revenues resulting from exports are denominated in, or linked to, the U.S. dollar and, therefore, vary with the real/U.S. dollar exchange rate. For the year ended December 31, 2005, approximately 27% of Arcelor Brasil's operating revenues were either denominated in, or linked to, the U.S. dollar. Further, some of Arcelor Brasil's operating expenses are either payable in, or linked to, the U.S. dollar. Approximately 10% of Arcelor Brasil's operating expenses are denominated in, or linked to, the U.S. dollar and, therefore, vary with the real/U.S. dollar exchange rate.

     Arcelor Brasil usually does not engage in hedging transactions to mitigate the effects of exchange rate fluctuations on its results of operations. In recent years, Arcelor Brasil has been able to pass increases in its raw materials acquisition costs along to its customers, but it may not be able to continue to do so. If future devaluations of the real against the U.S. dollar increase Arcelor Brasil's raw materials acquisition costs and Arcelor Brasil is not able to pass these increases along to its customers, Arcelor Brasil's results of operations may be adversely affected.

     Since presidential elections were held in Brazil in 2002, the Brazilian economy has moved towards increased stability. The country went through a period of market turmoil during the second half of 2002 as investors feared that, if elected, the Labor Party led by Luiz Inácio Lula da Silva would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 34.3% during the year and closing at R$3.5333 per US$1.00 on December 31, 2002. Inflation for the year, as measured by the IGP-M index, was 25.3% and GDP grew by 1.9% .

     The Labor Party government administration largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility. In 2003, investor confidence rebounded as a result and the real appreciated by 22.3% against the U.S. dollar to R$2.8892 per US$1.00 at December 31, 2003. Inflation for the year, as measured by the IGP-M index, decreased to 8.7% . Brazil's GDP increased by 0.5% during 2003, despite the very high interest rates that prevailed at the beginning of 2003 to combat inflationary pressures, which acted to constrain economic growth.

     During 2004, Brazil's GDP increased by 5.2% to US$604 billion and the country achieved a trade surplus of US$33.7 billion, its highest trade surplus ever. Inflation in 2004, as measured by the IGP-M index, was 12.4% and 7.6% as measured by the broad consumer price index (Índice de Preços ao Consumidor), or IPCA index. The Central Bank's year-end inflation target for each of 2005 and 2006 was 4.5%, based on the IPCA index, within a band of 2.5 and 2.0 percentage points, respectively. Interest rates continued to be high in 2004, with the average inter-bank overnight rates in Brazil (Certificado Interbancário de Depósito), or the CDI rate, at the end of 2004 equaling an annualized rate of 17.8% . By the end of 2004, the real appreciated by 8.1% against the U.S. dollar, reflecting continued investor confidence. At December 31, 2004, the U.S. dollar/real exchange rate was R$2.6544 per US$1.00.

     During 2005, Brazil's GDP increased by 2.3% and the country achieved a trade surplus of US$44.8 billion, its highest trade surplus ever. Inflation in 2005, as measured by the IGP-M index, was 1.2% and 5.7% as measured by the IPCA index. The Central Bank's year-end inflation target for each of 2006 and 2007 is 4.5%, based on the IPCA index, within a band of 2.0 percentage points. Interest rates continued to be high in 2005, with the CDI rate at the end of 2005 equaling an annualized rate of 18.0% . In 2005, the real appreciated by 11.8% against the U.S. dollar, reflecting continued investor confidence. At June 28, 2006, the U.S. dollar/real exchange rate was R$2.225 per US$1.00.

     The following table shows data for GDP growth, inflation, interest rates and the U.S. dollar exchange rate for and as at the periods indicated.

	December 31,

	2005	2004	2003

Growth in gross domestic product	2.3%	5.2%	0.5%
Inflation (IGP-M)(1)	1.2%	12.4%	8.7%
Inflation (IPCA)(2)	5.7%	7.6%	9.3%
CDI rate(3)	18.0%	17.8%	16.3%
LIBOR rate(4)	4.5%	2.4%	1.1%
Devaluation (appreciation) of the real vs. U.S. dollar	(11.8)%	(8.1)%	(22.3)%
Period-end exchange rate—US$1.00	R$2.3407	R$2.6544	R$2.8892
Average exchange rate—US$1.00(5)	R$2.4125	R$2.9171	R$3.0600
______________
Sources: Fundação Getúlio Vargas, the Central Bank and Bloomberg
(1) Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2) Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3) The CDI rate is average of inter-bank overnight rates in Brazil (accumulated for period-end month, annualized).

(4) Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate, which is the rate applicable to the short-term international inter-bank market.

(5) Represents the average of the exchange rates on the last day of each month during the period.

Supply and Demand for Steel Products

     Prices of steel products in general are sensitive to changes in worldwide and local demand, which in turn are affected by worldwide and country-specific economic conditions, and to available production capacity. Unlike other commodity products, steel is not completely fungible, due to wide differences in terms of shape, chemical composition, quality, specifications and application, all of which impact prices, and, accordingly, there is no exchange trading of steel or uniform pricing. Commodity spot prices may vary, and, therefore, export sales revenue fluctuates as a function of worldwide balance of demand and supply conditions at the time such sales are made. Nevertheless, steel prices and raw materials acquisition costs are directly affected by local and worldwide demand. During the last five years, steel prices and the cost of raw materials have been constantly increasing due to pressures on international demand caused mainly by increased consumption in China.

Sources of Revenues

     Arcelor Brasil's revenues are derived from the sales of long steel products and flat steel products. Arcelor Brasil's revenues are directly affected by steel prices in both domestic and international markets. Steel prices are primarily affected by the levels of international and domestic production capacity and demand and fluctuations in the cost of raw materials, of which a significant part is denominated in, or linked to, U.S. dollars. Arcelor Brasil's revenues are recognized when the delivery risk for its steel products shifts to its customers, which is at the point of shipment or delivery to the customer's carrier.

     The table below sets forth our sales volume (in thousands of tons) of steel products by segments at December 31, 2005, 2004 and 2003:

Product	2005	2004	2003

Brazilian Long Steel Segment	3,158	3,052	2,764
Flat Steel Segment	5,056	5,299	4,819
Brazilian Wire Segment	618	655	572

Argentinean Long Steel Segment	1,304	1,240	-

Total(*)	10,136	10,246	8,155
_______________
(*) Includes inter-company eliminations.

Operating Expenses

     Arcelor Brasil's largest production cost is raw materials. The main raw materials used by Arcelor Brasil are coke, iron ore, pig iron, coal and steel scrap. The prices of coke, iron ore, pig iron, coal and steel scrap in Brazil are significantly affected by exchange rate variations and international market trends. In 2005, the costs of these raw materials, as a percentage of Arcelor Brasil's total production cost, were 54%, compared to 40% in 2004. Coke prices are directly affected by exchange rate variations, as they are primarily quoted in U.S. dollars by Arcelor Brasil's European and Japanese suppliers. Our flat steel production and part of our long steel production rely upon one supplier, CVRD, for most of their iron ore under long-term contracts. CVRD also extracts iron ore from Arcelor Brasil's Andrade mine and sells it at production costs to Arcelor Brasil's subsidiary Belgo Siderurgia. Prices for pig iron, which Arcelor Brasil's long steel segment acquires from a number of small producers, are based on specific price formulas provided for under long-term agreements or on spot prices, and have increased significantly in recent years due to elevated international demand. Arcelor Brasil's flat steel segment produces the pig iron needed for its production. Coal comprises Arcelor Brasil's flat steel segment's largest cost component in steel production. Arcelor Brasil purchases coal from an average of eight to ten suppliers, located principally in the United States, Australia, Poland, Canada and South Africa. The supply of quality steel scrap in Brazil is low and scrap prices in recent years have increased sharply as steel production has risen. Generally, it is not economical to import steel scrap into Brazil due to high transportation costs and, as a result, Arcelor Brasil's purchase of steel scrap is limited to the domestic market.

     Arcelor Brasil's long steel segment meets approximately 70% of its own electricity needs at its integrated facility at Monlevade through its interest in the Guilman Amorim hydroelectric project and two other smaller hydroelectric plants. Arcelor Brasil's flat steel segment is self-sufficient in its energy requirements. The remainder of Arcelor Brasil's electricity needs are met through the purchase of electricity from electric utility companies at prevailing market prices, which are affected by Brazilian inflation rates.

     Arcelor Brasil relies heavily on rail transportation for the delivery of raw materials to its steel production facilities under a long-term transportation agreement with CVRD. However, due to rail transportation capacity limitations in Brazil, Arcelor Brasil must also rely upon trucking companies to transport raw materials, which is a more costly alternative to rail transportation. The coal used in Arcelor Brasil's flat steel production is shipped to the port directly adjacent to its coke plant and iron-making facilities located in Vitória, in the State of Espírito Santo.

     The following table sets forth a breakdown of Arcelor Brasil's cost of products sold for the periods indicated, expressed as a percentage of Arcelor Brasil's total production costs:

	Year Ended December 31,

	2005(1)	2004	2003

Raw materials	54%	40%	53%
Electrical energy	3%	7%	6%
Transportation	1%	1%	1%
Work force	6%	8%	4%
Other	36%	44%	36%
_____________
(1) 2005 figures include CST and Vega do Sul's cost of products sold.

CST and Vega do Sul Consolidation in 2005

     On September 28 and 30, 2005, Arcelor Brasil's shareholders' general meetings approved the corporate reorganization led by Arcelor to combine all its long and flat steel businesses into one Brazilian entity, which began on July 28, 2005. As a result, Arcelor Brasil became the holder of the total capital of CST and Vega do Sul.

     The consolidation of CST and Vega do Sul was retroactive to May 31, 2005. Therefore, Arcelor Brasil's consolidated financial statements contained elsewhere in this annual report include the results of CST and Vega do Sul from June 1, 2005 through December 31, 2005. The financial results of CST and Vega do Sul prior to May 31, 2005 are not included in those consolidated financial statements.

     Under U.S. GAAP, Arcelor Brasil's acquisition of Arcelor's interest in CST and Vega do Sul was considered to be an exchange of ownership between entities under common control and was accounted for at historical cost, as if CST and Vega do Sul had been under common control of Arcelor Brasil since October 1, 2004 and since the beginning of the fiscal year 2001, respectively.

     The new segment flat steel was introduced to Arcelor Brasil's operations in 2005, as a result of the merger of CST and Vega do Sul into Arcelor Brasil.

Acindar Consolidation in 2004

     On October 23, 2000, Belgo acquired 20.4% of Acindar's common shares. In May 2004, Arcelor Brasil converted convertible notes issued by Acindar into Acindar common shares and exercised call options for the purchase of Acindar common shares that it held against Grupo Acevedo, Acindar's former controlling shareholder. Through these transactions, Arcelor Brasil acquired 45.7% of Acindar's common shares, increasing its voting equity interest to 66.1%, and Acindar became a consolidated subsidiary of Arcelor Brasil. In addition, in October 2004, Arcelor Brasil exercised warrants for Acindar's common shares and became the owner of its current 72.7% stake of Acindar's common shares. As a result of becoming Arcelor Brasil's consolidated subsidiary in May 2004, Acindar's results are included in Arcelor Brasil's results of operations for the last eight months of 2004.

     The segment Argentinean long steel was introduced to Arcelor Brasil's operations in 2004 when Acindar became Arcelor Brasil's subsidiary.

Critical Accounting Policies

     Critical accounting policies are those that are important both to the portrayal of Arcelor Brasil's financial condition and results and that require its management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how Arcelor Brasil's management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, Arcelor Brasil's management has identified the following critical accounting policies for discussion here:

     Business combinations (purchase accounting and impairment test of resultant goodwill). During the years ended December 31, 2005 and 2004, Arcelor Brasil concluded the acquisition of significant steel companies, CST and Vega do Sul and Acindar, respectively. Under Brazilian GAAP, a business combination is recorded at book value. The difference between the purchase price and the book value of net assets acquired is recorded as goodwill or negative goodwill that must be amortized within their estimated useful life. The determination of an appropriate pattern of amortization and the performance of a goodwill impairment test, when necessary, may involve a significant degree of judgment by management when using assumptions and estimates. These assumptions and estimates can be influenced by different external and internal factors, such as economic and industry trends, interest rates, foreign exchange rates, and changes in the business strategies and the type of products offered to the market. The use of different assumptions and estimates could materially affect Arcelor Brasil's consolidated financial statements.

     Under U.S. GAAP, net assets acquired in a business combination must be recorded at their fair value on the acquisition date. The difference between the purchase price and the fair value of the net assets acquired must be recorded as goodwill or negative goodwill. Although goodwill recorded is not subject to amortization as from January 1, 2002, it must be periodically assessed for impairment. Negative goodwill must be proportionally allocated to certain assets acquired and any residual amount is recognized in the statement of operations as an extraordinary gain. Such accounting practices also require a significant degree of judgment for both the determination of fair value adjustments to the assets acquired and liabilities assumed and the subsequent valuations for the impairment tests.

     Purchase accounting may reduce or increase the value of net equity of the acquired company. In the case of Arcelor Brasil's acquisition of CST shares, the results of historical purchase accounting arising from the acquisitions of CST by Arcelor in 1998, 2003 and 2004 has been pushed down to reduce the carrying value of the property, plant and equipment of CST with a corresponding reduction of shareholders' equity.

     For the years presented in its consolidated financial statements, Arcelor Brasil was not required to recognize any impairment loss under either U.S. GAAP or under Brazilian GAAP.

     Provision for doubtful accounts. Under both U.S. GAAP and Brazilian GAAP, Arcelor Brasil records a provision for doubtful accounts in selling expenses for an amount that it considers sufficient to cover any probable losses on realization of its accounts receivable. In order to determine the overall adequacy of the allowance for doubtful accounts, Arcelor Brasil evaluates the amount and characteristics of its accounts receivable as well as its history of losses. When significant payment delays occur and the likelihood of receiving payment in full of its accounts receivable decreases, Arcelor Brasil records a provision. In case the value of Arcelor Brasil's estimated provision for doubtful accounts differs from the amounts not actually collected, adjustment of the provision may be required.

     Impairment and depreciation of property, plant and equipment. Under U.S. GAAP and Brazilian GAAP, Arcelor Brasil periodically assesses the need to perform impairment tests of long-lived assets (or asset groups) based on various indicators such as the level of its business profitability and technological developments. When necessary, upon the occurrence of any negative triggering event such as a significant loss in market value of a property, plant and equipment or significant adverse change in the extent or manner in which a long-lived asset is being used, cash flow studies are prepared to determine if the accounting value of the property, plant and equipment is recoverable through the profitability resulting from its business. In order to estimate future cash flows, Arcelor Brasil makes various assumptions and estimates. These assumptions and estimates can be influenced by different external and internal factors, such as economic and industry trends, interest rates, foreign exchange rates, changes in business strategies and in the type of products offered to the market.

     Under U.S. GAAP and Brazilian GAAP, Arcelor Brasil recognizes expenses related to the depreciation of its property, plant and equipment based on the straight-line method, except for the flat steel segment, which is on a units-of-production basis. The useful life of assets is reviewed periodically based on existing facts and circumstances. Given the complex nature of Arcelor Brasil's property, plant and equipment, the determination of useful lives requires considerable judgment and is inherently uncertain, due to changes in technology and industry competition, which could cause early obsolescence of the property, plant and equipment. Changes in Arcelor Brasil's estimates, based on more accurate future information, or different assumptions or conditions, may affect amounts Arcelor Brasil reports in future periods.

     Deferred taxes. Under Brazilian GAAP, deferred tax assets must be recorded to the extent that realization is probable (valuation allowance is not recorded), while deferred tax liabilities must be recorded in full. Recognition of deferred tax assets from tax loss carry-forwards is based on future taxable earnings estimated and brought to their present value. In the event realization of deferred tax assets is not considered probable, no such assets are recorded.

     Under U.S. GAAP, deferred taxes are recorded on all temporary differences, except for differences arising from remeasurement of non-monetary assets and liabilities from reais into U.S. dollars at historical exchange rates. Valuation allowances are established when it is more likely than not a portion of deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in Arcelor Brasil's tax provision in the period of change. In determining whether a valuation allowance is warranted, Arcelor Brasil takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are netted. Discounting is not permitted.

     Contingencies. Arcelor Brasil records a provision when it has a legal or other obligation resulting from a past event for which Arcelor Brasil deems the likelihood of an unfavorable outcome as probable and the loss can be reasonably estimated. Provisions are recorded considering the best estimates of the risks specific to the liability and usually take into consideration the assessment of the lawyers involved, as well as previous decisions taken by judicial courts when applicable and management assessments. Arcelor Brasil continually evaluates the provisions for contingencies based on changes in the relevant facts and circumstances and events that may impact the estimates, such as judicial decisions, which could have a material impact on its results of operations and shareholders' equity. Arcelor Brasil does not record contingent assets.

     U.S. GAAP would not differ materially from Brazilian GAAP with regard to the accounting for contingencies.

     Pension and post-retirement benefits. Under both U.S. GAAP and Brazilian GAAP, Arcelor Brasil accounts for its defined benefit pension plans and post-retirement benefit plans using actuarial models. These models use an attribution approach that generally spreads individual events over the estimated service lives of the employees in the plan. The attribution approach assumes that employees render service over their service lives on a relatively smooth basis and as such, presumes that the income statement effects of pension or post-retirement benefit plans should follow the same pattern. Arcelor Brasil's policy is to fund its retirement plans based upon actuarial recommendations and in accordance with applicable laws and income tax regulations, as well as in accordance with its credit agreements.

     Net pension income or expense is determined using assumptions as of the beginning of each fiscal year. These assumptions are established at the end of the prior fiscal year and include expected long-term rates of return on plan assets, discount rates, compensation rate increases and medical trend rates. The actual future amounts and experience related to these assumptions will determine whether Arcelor Brasil has created sufficient reserves for accrued pension costs.

Results of Operations

     The following discussion of Arcelor Brasil's results of operations is based on its consolidated financial statements prepared in accordance with Brazilian GAAP, included elsewhere in this annual report.

     The following table sets forth the consolidated financial information for each of the years in the three-year period ended December 31, 2005. For the purposes of comparison, the table contains certain items and the respective percentage of Arcelor Brasil's net revenues for the periods indicated:

	Year ended December 31,

	2005	%	2004	%	2003	%

			(in millions of reais)

Net revenues	10,686.2	100.0%	6,690.9	100.0%	3,779.9	100.0%
Cost of products sold	(6,758.3)	-63.2%	(3,853.3)	-57.6%	(2,337.3)	-61.8%
Gross profit	3,927.9	36.8%	2,837.6	42.4%	1,442.6	38.2%
Operating income (expenses)	(1,001.0)	-9.4%	(1,040.9)	-15.6%	(565.5)	-15.0%
Operating income	2,926.9	27.4%	1,796.7	26.9%	877.1	23.2%
Non-operating results	(160.7)	-1.5%	(35.8)	-0.5%	(100.4)	-2.7%
Income tax and social contributions	(323.1)	-3.0%	(462.0)	-6.9%	8.8	0.2%
Statutory attributions	(4.0)	0.0%	(7.3)	-0.1%	(3.3)	0.1%
Minority interest	(255.9)	-2.4%	(252.0)	-3.8%	(99.9)	-2.6%
Net income for the year	2,183.2	20.4%	1,039.5	15.5%	682.3	18.1%

	Year ended December 31,

	2005	2004	2003

		(in millions of reais)
Operating income (expenses):
Selling	(363.2)	(246.9)	(182.8)
General and administrative	(368.8)	(190.8)	(141.0)
Equity interest in income (loss) of associated
companies	495.1	(7.1)	83.4
Amortization of goodwill	(332.9)	(342.4)	(177.9)
Employee profit sharing	(101.7)	(78.3)	(44.3)
Net financial expense	(220.7)	(84.2)	(27.9)
Other operating expenses	(108.8)	(91.2)	(75.1)

Total operating expenses	(1,001.0)	(1,040.9)	(565.5)

     The following tables show our results of operations for the years ended December 31, 2005, 2004 and 2003 by segments, as applicable for the respective years:

	2005 (in million of reais)

	Brazilian Long Steel Segment	Argentinean Long Steel Segment	Brazilian Wire Segment	Flat Steel Segment	Others	Eliminations	Consolidated	Total Excluding Flat Steel Segment

Net revenues	4,848.0	2,050.9	2,035.7	2,941.1	159.5	(1,349.3)	10,686.2	7,744.8
Cost of products sold	(3,312.2)	(1,145.0)	(1,595.4)	(1,945.5)	(105.6)	1,345.5	(6,758.2)	(4,812.7)
Selling expenses	(204.7)	(37.1)	(48.1)	(73.7)	(1.1)	1.5	(363.2)	(289.5)
General and administrative
expenses	(156.7)	(31.1)	(28.6)	(32.7)	(21.1)	1.4	(368.8)	(236.1)
Equity interest in income (loss)
of associated companies	483.2	8.5	3.5	-	-	-	495.2	495.2
Amortization of goodwill	(326.4)	(6.1)	(0.4)	-	-	-	(332.9)	(332.9)
Net financial income (expense)	(82.5)	(13.6)	(8.4)	(137.4)	30.4	(9.2)	(220.7)	(83.3)
Other operating expense	(65.9)	(6.1)	(28.2)	(15.3)	(2.4)	9.1	(108.8)	(93.5)
Non-operating results	(123.1)	(7.4)	0.3	(31.3)	0.8	-	(160.7)	(129.4)
Income tax and social
contributions	(127.7)	(241.3)	(82.8)	117.6	(7.0)	18.1	(323.1)	(205.5)
Minority interest	-	(138.5)	(116.1)	-	(1.2)	-	(255.8)	(255.8)

	2004 (in million of reais)

	Brazilian Long Steel Segment	Argentinean Long Steel Segment	Brazilian Wire Segment	Others	Eliminations	Consolidated	Total Excluding Argentinean Long Steel Segment

Net revenues	4,436.2	1,445.2	1,923.1	128.8	(1,242.4)	6,690.9	5,245.7
Cost of products sold	(2,868.8)	(658.9)	(1,390.0)	(79.3)	1,143.7	(3,853.3)	(3,194.4)
Selling expenses	(180.9)	(20.5)	(47.6)	(1.3)	3.4	(246.9)	(226.4)
General and administrative
expenses	(127.0)	(18.3)	(27.3)	(20.8)	2.6	(190.8)	(172.5)
Equity interest in income (loss)
of associated companies	(10.9)	2.1	5.8	(4.0)	-	(7.0)	(9.1)
Amortization of goodwill	(341.2)	(1.2)	-	-	-	(342.4)	(341.2)
Net financial income (expense)	(36.8)	(52.1)	(24.6)	29.2	0.1	(84.2)	(32.1)
Other operating expense	(53.1)	(23.1)	(21.6)	6.9	(0.3)	(91.2)	(68.1)
Non-operating results	(35.8)	1.0	(0.5)	(0.5)	-	(35.8)	(36.8)
Income tax and social
contributions	(134.6)	(228.3)	(115.0)	(17.2)	33.1	(462.0)	(233.7)
Minority interest	-	(114.9)	(135.3)	(1.8)	-	(252.0)	(137.1)

	2003 (in million of reais)

	Brazilian Long Steel Segment	Brazilian Wire Segment	Others	Eliminations	Consolidated

Net revenues	3,077.0	1,404.7	124.8	(826.6)	3,779.9
Cost of products sold	(2,073.5)	(1,027.6)	(69.0)	832.8	(2,337.3)
Selling expenses	(140.7)	(40.4)	(1.9)	0.2	(182.8)
General and administrative
expenses	(94.9)	(25.8)	(22.1)	1.8	(141.0)
Equity interest in income (loss)
of associated companies	117.4	8.9	-	(42.9)	83.4
Amortization of goodwill	(177.9)	-	-	-	(177.9)
Net financial income (expense)	(49.4)	(25.6)	47.0	0.1	(27.9)
Other operating expense	(83.0)	(10.9)	18.1	-	(75.1)
Non-operating results	(100.4)	-	-	-	(100.4)
Income tax and social
contributions	93.5	(67.2)	(25.0)	8.5	8.8
Minority interest	-	(96.2)	(3.7)	-	(99.9)

2005 Compared to Year 2004

     To more clearly present the reasons for changes in Arcelor Brasil's consolidated results of operations for 2005 as compared to 2004, the discussion below, to the extent it relates to consolidated results, have been presented both to give effect to and to exclude the results of operations of CST and Vega do Sul, which collectively make up the flat segment and are included in the consolidated figures effective May 1, 2005.

     In the absence of prior year comparative figures, the flat segment has not been considered for the purpose of the discussion below. The “Others” segment did not have any significant changes between periods and eliminations, represent intercompany transactions with no significant changes between the periods. See Note 26 to Arcelor Brasil's consolidated financial statements included elsewhere in this annual report for a discussion of Arcelor Brasil's segments.

     Net Revenues

     Consolidated. Net revenues increased to R$10,686.2 million in 2005 from R$6,690.9 million in 2004. Besides the consolidation of CST and Vega do Sul, this increase was primarily the result of a high volume of steel sold domestically and internationally. Total sales volume of long steel products increased to 4,447.4 thousand tons in 2005 from 4,242.7 thousand tons in 2004. Domestic sales volume of steel products decreased to 3,540.8 thousand tons in 2005 from 3,802.6 thousand tons in 2004, primarily due to the retraction of the construction industry in Brazil in 2005 as compared to 2004. The volume of Arcelor Brasil's long steel products exports in 2005 was 1,539.9 thousand tons as compared to 1,145.2 thousand tons in 2004. Without considering CST's and Vega do Sul's net revenues of R$2,941.4 million in 2005, Arcelor Brasil's total net revenues during the period would have been R$7,744.8 million, an increase of 15.7% as compared to 2004.

     Brazilian Long Steel Segment. Net revenues increased 9.3% to R$4,848.0 in 2005 from R$4,436.2 million in 2004. This increase was primarily the result of the high volume of steel sold internationally, which was partially offset by a decrease in the volume of steel sold domestically. Total sales volume increased to 3,158.3 thousand tons in 2005 from 3,052.4 thousand tons in 2004. Export sales volume increased to 1,201.9 thousand tons in 2005 from 799.3 thousand tons in 2004, offsetting the retraction of the domestic market. The average per ton price of exported steel decreased 14.6% in 2005 affected by the devaluation of the U.S. dollar against the real. Domestic sales volume decreased to 1,956.4 thousand tons in 2005 from 2,253.1 thousand tons in 2004 mainly because of the retraction of the civil construction and industrial sectors in Brazil.

     Argentinean Long Steel Segment. The net revenues increased 41.9% to R$2,050.9 million in 2005 from R$1,445.2 million in 2004. Besides the consolidation of only 8 months of results in 2004, the net revenues showed an increase due to the rise in the volume of sales to the Argentinean market. Even considering 12 months of Acindar's results for 2004, domestic sales volume increased 7% to 1,026.5 thousand tons in 2005 from 962.3 thousand tons in 2004. In 2005, the Argentinean economic growth was 9%, especially the civil construction sector, was 15%. As a result of the efforts to take advantage of the growth of the Argentinean market, the export volumes remained unchanged as Acindar focused its sales on the Argentinean market selling 277,626 thousand tons in 2005, as compared to 278,929 thousand tons in 2004.

     Brazilian Wire Segment. Net revenues increased 5.9% to R$2,035.7 million in 2005 from R$1,923.1 million in 2004, primarily due to an increase in wire steel prices, offset by the reduction of volume sold in 2005. The average per ton price of steel sold domestically increased 12.2% in 2005 and the volume sold reduced 5.1% to 558.0 thousands tons in 2005 compared to 588.0 thousands tons in 2004. The reduction in volume sold was mainly due to the decline of demand from the farming and manufacturing industries. The volume of wire steel sold internationally was 60.3 thousand tons in 2005 as compared to 67.3 thousand tons in 2004, and there was a slight increase in the average price per ton of exported wire steel in 2005. Total sales volume decreased to 618.2 thousand tons in 2005 from 655.3 thousand tons in 2004.

     Cost of Products Sold

     Consolidated. Cost of products sold increased 75.4% to R$6,758.2 million in 2005 from R$3,853.3 million in 2004. Besides the consolidation of CST and Vega do Sul, the higher cost of products sold reflects primarily increases in the raw materials and in Arcelor Brasil's overall volume of steel sold. In addition, Arcelor Brasil's labor and energy costs increased 7% and 9% in 2005, respectively, compared to 2004, in line with inflation.Without considering CST's and Vega do Sul's cost of products sold of R$1,945.5 million in 2005, Arcelor Brasil's cost of products sold for the period would have been R$4,812.7 million, an increase of 24.9% as compared to 2004.

     Depreciation and amortization expenses increased 62.9% to R$551.3 million in 2005 from R$338.3 million in 2004 because of the consolidation of CST and Vega do Sul in 2005 and the consolidation of 8 months of Acindar's results in 2004. Without considering CST's and Vega do Sul's depreciation and amortization expenses of R$184.8 million in 2005, Arcelor Brasil's total depreciation and amortization expenses in the period would have been R$366.8 million, an increase of 8.4% as compared to 2004.

     Brazilian Long Steel Segment. Cost of steel products sold increased 15.4% to R$3,312.2 million in 2005 from R$2,868.8 million in 2004. The average cost per ton of steel products sold increased 11.5% in 2005. The higher cost of products sold reflects increases in the price of scrap, pig iron and coke. In addition, Arcelor Brasil's labor and energy costs increased 7% and 9% in 2005, respectively, compared to 2004, in line with inflation. The increase in Arcelor Brasil's overall volume of steel sold also caused the increase in the cost of products sold.

     Depreciation and amortization expenses increased 13.6% to R$232.5 million in 2005 from R$204.6 million in 2004. This increase was mainly due to the commencement of the operation of the Piracicaba steel production plant in the first quarter of 2005.

     Argentinean Long Steel Segment. Cost of products sold increased 73.7% to R$1,145.0 million in 2005 from R$658.9 million in 2004. The average cost per ton of products sold increased 22.2% in 2005. Besides the consolidation of only 8 months of Acindar's results in 2004, the higher cost of products reflects increases in the price of iron ore, electricity, gas and labor force. The increase in Acindar's overall volume of steel sold also caused the increase in the cost of products sold.

     Brazilian Wire Segment. Cost of products sold increased 14.7% to R$1,595.4 million in 2005 from R$1,390.0 million in 2004. The average cost per ton of wire products sold increased 20.7% in 2005. The higher cost of products sold results from increases in the price of wire rod.

     Depreciation and amortization expenses relating to the wire segment amounted to R$83.6 million in 2005, a slight decrease of 3.1% as compared to R$86.3 million in 2004.

     Selling Expenses

     Consolidated. Selling expenses increased 47% to R$363.2 million in 2005 from R$246.9 million in 2004. In addition to the consolidation of CST and Vega do Sul, this increase was primarily due to the higher volume of sales in the international markets that caused an increase in the sales commissions paid to international distributors.

Without considering CST's and Vega do Sul's selling expenses of R$73.7 million in 2005, Arcelor Brasil's total selling expenses for the period would have been R$289.5 million, an increase of 17.2% as compared to 2004.

     Brazilian Long Steel Segment. Selling expenses increased 13.1% to R$204.7 million in 2005 from R$180.9 million in 2004. This increase was primarily due to the higher volume of sales in the international markets that caused an increase in the sales commissions paid to international distributors.

     Argentinean Long Steel Segment. Selling expenses increased 80.9% to R$37.1 million in 2005 from R$20.5 million in 2004. Besides the consolidation of only 8 months of Acindar's results in 2004, the variation is linked to the increase of 25.8% in salaries that occurred in 2005 and the increase in marketing expenses.

     Brazilian Wire Segment. Selling expenses of R$48.1 million in 2005 remained relatively stable as compared to R$47.6 million in 2004.

     General and Administrative Expenses

     Consolidated. General and administrative expenses increased 93% to R$368.8 million in 2005 from R$190.8 million in 2004. In addition to the consolidation of CST and Vega do Sul, this increase was mainly due to increase in salaries, consulting and legal expenses in 2005 relating to corporate reorganization and strategic planning. Without considering CST's and Vega do Sul's general and administrative expenses of R$132.7 million, Arcelor Brasil's total general and administrative expenses for the period would have been R$236.1 million, an increase of 23.7% as compared to 2004.

     Brazilian Long Steel Segment. General and administrative expenses increased 23.3% to R$156.7 million in 2005 from R$127.0 million in 2004. This increase was mainly due to increase in salaries, consulting and legal expenses in 2005.

     Argentinean Long Steel Segment. General and administrative expenses increased 69.9% to R$31.1 million in 2005 from R$18.3 million in 2004. Besides the consolidation of only 8 months of Acindar's results in 2004, the variation is mainly due to the increase of 25.8% in salaries occurred in 2005 and the increase in expenses with professional services.

     Brazilian Wire Segment. General and administrative expenses of R$28.6 million in 2005 remained relatively stable as compared to R$27.3 million in 2004.

     Equity Interest in Income (Loss) of Associated Companies

     Consolidated. Arcelor Brasil had an equity interest in income of associated companies of R$495.2 million in 2005 compared to an equity interest in income of associated companies of R$7.1 million in 2004. This increase was mainly due to the increase in the equity interest of Arcelor Brasil's Brazilian long steel segment as explained below.

     Brazilian Long Steel Segment. Arcelor Brasil had an equity interest in income of associated companies of R$483.2 million in 2005 compared to an equity interest in loss of associated companies of R$10.9 million in 2004. This increase was a result of the capitalization in Belgo Siderurgia's share capital of a debt owed by Belgo Siderurgia to BMP, one of Belgo Siderurgia's shareholders. The effect of this capitalization was reflected in Arcelor Brasil's equity results in 2005.

     Argentinean Long Steel Segment. Equity interest in income of associated companies in 2005 was R$8.5 million compared to R$2.1 million in 2004. The variation in 2005 was due to consolidation of only 8 months of Acindar's results in 2004.

     Brazilian Wire Segment. Arcelor Brasil had an equity interest in income of associated companies of R$3.5 million in 2005 compared to R$5.8 million in 2004. This decrease was due to lower results of operations of companies that produce cables in Canada, Chile and Peru caused by the valuation of the real against the U.S. dollar in the period.

     Amortization of Goodwill

     Consolidated. Amortization of goodwill was R$332.9 million in 2005 and remained relatively stable compared to R$342.4 million in 2004. Substantially all amounts amortized relate to Arcelor Brasil's Brazilian long steel segment.

     Brazilian Long Steel Segment. Amortization of goodwill of R$326.4 million remained relatively stable in 2005 as compared to R$341.2 million in 2004.

     Argentinean Long Steel Segment. Amortization of goodwill amounted to R$6.1 million in 2005 compared to R$1.2 million in 2004. Besides the consolidation of only eight months of Acindar's results in 2004, beginning in 2005, Acindar also recorded amortization of goodwill related to the acquisition of a small steel manufacturer in Argentina.

     Brazilian Wire Segment. Amortization of goodwill is not significant to Arcelor Brasil's wire segment.

     Net Financial Income (Expense)

     Consolidated. Arcelor Brasil had net financial expenses of R$220.7 million in 2005, as compared to R$84.2 million in 2004. Net financial income (expenses) consists of financial income, financial expenses and foreign exchange variation.

     Financial income recorded in 2005 was R$164.5 million, as compared to R$138.6 million in 2004. Without considering CST's and Vega do Sul's financial income of R$20.2 million in 2005, Arcelor Brasil's total financial income for the period would have been R$144.3 million, a decrease of 4.1% as compared to 2004.

     Financial expenses were R$391.5 million in 2005, as compared to R$228.0 million in 2004. In 2005, Arcelor Brasil did not record any significant variation in its financial expenses since Brazilian economic conditions remained stable in 2005. Without considering CST's and Vega do Sul's financial expenses of R$133.9 million in 2005, Arcelor Brasil's total net financial expenses for the period would have been R$257.6 million, an increase of 12.9% as compared to 2004.

     Arcelor Brasil recorded a positive foreign exchange variation in the amount of R$6.3 million in 2005 that remained relatively stable as compared to R$5.2 million in 2004.

     Other Operating Expenses

     Consolidated. Other operating expenses of R$108.8 million in 2005 remained relatively stable, as compared to R$91.2 million in 2004. Without considering CST's and Vega do Sul's other operating expenses of R$15.3 million in 2005, Arcelor Brasil's total other operating expenses for the period would have been R$93.5 million, an increase of 2.5% as compared to 2004.

     Non-operating Results

     Consolidated. Non-operating results, net increased to R$160.7 million in 2005 from R$35.8 million in 2004, primarily due to the R$95.8 million of realization of revaluation of land and write-off of property, plant and equipment in 2005. Without considering CST's and Vega do Sul's non-operating results of R$31.3 million in 2005, Arcelor Brasil's total non-operating results in the period would have been R$129.4 million. Substantially all of Arcelor Brasil's non-operating results relate to Arcelor Brasil's Brazilian long steel segment.

     Income Tax and Social Contributions

     Consolidated. Arcelor Brasil recorded an expense of R$323.1 million for income tax and social contributions in 2005, compared to R$462.0 million in 2004. Without considering CST's and Vega do Sul's benefit of R$117.6 million for income tax and social contributions in 2005, Arcelor Brasil's total income tax and social contributions would have been R$440.6 million, a decrease of 4.6% as compared to 2004. Arcelor Brasil's effective tax rate was 11.6% in 2005, as compared to 26.2% in 2004.

     Brazilian Long Steel Segment. Arcelor Brasil recorded an expense of R$127.7 million in 2005 that remained relatively stable as compared to R$134.6 million of expense for income tax and social contributions in 2004.

     Argentinean Long Steel Segment. The amount of R$241.3 million was recorded as expense for income tax and social contribution in 2005 compared to R$228.3 million in 2004. The variation in 2005 was primarily due to consolidation of only eight months of Acindar's results in 2004.

     Brazilian Wire Segment. Income tax and social contributions expenses decreased 28.0% to R$82.8 million in 2005 from R$115.0 million in 2004. This decrease was caused by the reduction in Arcelor Brasil's taxable operating results in 2005 relating to the wire segment as compared to 2004.

     Minority Interest

     Consolidated. Minority interest of R$255.8 million in 2005 remained stable as compared to R$252.0 million in 2004.

     Year 2004 Compared to Year 2003

     To more clearly present the reasons for changes in Arcelor Brasil's consolidated results of operations for 2004 as compared to 2003, the discussion below, to the extent it relates to consolidated results, have been presented both to give effect to and to exclude the results of operations of Acindar, which solely comprises the Argentinean long steel segment and is included in the consolidated figures effective May 1, 2004.

     In the absence of prior year comparative figures, the Argentinean long steel segment has not been considered for the purpose of the discussion below. The “Others” segment did not have any significant changes between periods and eliminations, represent intercompany transactions with no significant changes between the periods. See Note 26 to Arcelor Brasil's consolidated financial statements included elsewhere in this annual report for a discussion of Arcelor Brasil's segments.

     Net Revenues

     Consolidated. Net revenues increased to R$6,690.9 million in 2004 from R$3,779.9 million in 2003. Besides the consolidation of Acindar, this increase was primarily the result of an increase in steel prices and the volume of steel sold domestically and, to a lesser extent, a significant increase in prices of exported steel. Total sales volume increased to 3,844.1 thousand tons from 2,762 thousand tons in 2003. Domestic sales volume increased to 2,795.6 thousand tons in 2004 from 1,799.6 thousand tons in 2003, primarily due to improved general economic conditions in Brazil in 2004 as compared to 2003, which prompted more construction activity. The average per ton price of steel sold domestically was R$1,945.1 in 2004 as compared to R$1,630.6 in 2003. The volume of Arcelor Brasil's steel exports in 2004 was 1,048.5 thousand tons as compared to 962.4 thousand tons in 2003 and the average price per ton of exported steel was R$1,173.6 in 2004 as compared to R$878.4 in 2003. The increase in the price of steel sold domestically and internationally was due principally to an increase in the cost of raw materials such as scrap, pig iron and coke, which were passed on to consumers, as well as a consequence of higher demand for steel products domestically and internationally. Without considering Acindar's net revenues of R$1,445.2 million in 2004, Arcelor Brasil's total net revenues during the period would have been R$5,245.7 million, an increase of 38.8% as compared to 2003.

     Brazilian Long Steel Segment. Net revenues increased to R$4,436.3 million in 2004 from R3,077.0 million in 2003. This increase was primarily the result of an increase in steel prices and the volume of steel sold domestically and, to a lesser extent, a significant increase in prices of exported steel. Total sales volume increased to 3,052.4 thousand tons from 2,764.3 thousand tons in 2003. Domestic sales volume increased to 2,253.1 thousand tons in 2004 from 1,884.7 thousand tons in 2003, primarily due to improved general economic conditions in Brazil in 2004 as compared to 2003, which prompted more construction activity. The average per ton price of steel sold domestically was R$1,550.6 in 2004 as compared to R$1,279.1 in 2003. The volume of Arcelor Brasil's steel exports in 2004 was 799.3 thousand tons as compared to 879.6 thousand tons in 2003 and the average price per ton of exported steel was R$1,179.3 in 2004 as compared to R$757.4 in 2003. The increase in the price of steel sold domestically and internationally was due principally to an increase in the cost of raw materials such as scrap, pig iron and coke, which were passed on to consumers, as well as a consequence of higher demand for steel products domestically and internationally.

     Brazilian Wire Segment. Net revenues increased 36.9% to R$1,923.1 million in 2004 from R$1,404.7 million in 2003. This increase was primarily the result of an increase in wire steel prices and the volume of wire steel sold. Total sales volume increased to 655.3 thousand tons from 571,7 thousand tons in 2003. Domestic sales volume increased to 588.0 thousand tons in 2004 from 488.9 thousand tons in 2003, primarily due to improved general economic conditions in Brazil in 2004 as compared to 2003, which prompted more activity in the agricultural and industrial sectors. The average per ton price of steel sold domestically was R$2,977.8 in 2004 as compared to R$2,532.8 in 2003. The higher volume of wire steel sold domestically was partially offset by the lower volume of exported wire steel. The volume of Arcelor Brasil's wire steel exports in 2004 was 67.3 thousand tons as compared to 82.8 thousand tons in 2003, and the average price per ton of exported wire steel was R$2,557.2 in 2004 as compared to R$2,009.7 in 2003. The increase in the price of wire steel sold domestically and internationally was due principally to an increase in the cost of raw materials such as wire rod, which was passed on to consumers, as well as a consequence of higher demand for wire steel products.

     Cost of Products Sold

     Consolidated. Cost of products sold increased to R$3,853.3 million in 2004 from R$2,337.3 million in 2003. The average cost per ton of products sold increased to R$918.0 in 2004 from R$792.8 in 2003. Besides the consolidation of Acindar, the higher cost of products sold reflects increases in the price of scrap, pig iron and coke of 38%, 52% and 56%, respectively. In addition, Arcelor Brasil's labor and energy costs increased 9% and 8% in 2004, respectively, compared to 2003, in line with inflation. To a lesser extent, the increase in Arcelor Brasil's overall volume of steel sold also caused the increase in the cost of products sold. Without considering Acindar's cost of products sold of R$713.8 million in 2004, Arcelor Brasil's cost of products sold for the period would have been R$3,139.4 million, an increase of 32.1% as compared to 2003.

     Depreciation and amortization expenses increased to R$338.3 million in 2004 from R$166.8 million in 2003. In addition to the consolidation of Acindar, this increase was mainly due to a change to Arcelor Brasil's depreciation policy in 2004, which accelerated the depreciation of Arcelor Brasil's long-lived assets over a 10-year period as compared to the 20-year period that applied in 2003. In addition, Arcelor Brasil began amortizing the Mendes Júnior Siderurgia S.A., or MJS, assets in April 2003, as compared to a full year of amortization of the MJS assets in 2004. Without considering Acindar's depreciation and amortization expenses of R$22.7 million in 2004, Arcelor Brasil's total depreciation and amortization expenses in the period would have been R$315.6 million, an increase of 89.2% as compared to 2003.

     Brazilian Long Steel Segment. Cost of steel products sold increased to R$2,868.8 million in 2004 from R$2,073.5 million in 2003. The average cost per ton of steel products sold increased to R$939.9 in 2004 from R$750.1 in 2003. The higher cost of products sold reflects increases in the price of scrap, pig iron and coke of 38%, 52% and 56%, respectively. In addition, Arcelor Brasil's labor and energy costs increased 9% and 8% in 2004, respectively, compared to 2003, in line with inflation. To a lesser extent, the increase in Arcelor Brasil's overall volume of steel sold also caused the increase in the cost of products sold.

     Depreciation and amortization expenses increased to R$204.6 million in 2004 from R$91.4 million in 2003. This increase was mainly due to a change to Arcelor Brasil's depreciation policy in 2004 and due to the amortization of MJS assets in April 2003, as compared to a full year of amortization of the MJS assets in 2004.

     Brazilian Wire Segment. Cost of products sold increased to R$1,390.0 million in 2004 from R$1,027.6 million in 2003. The average cost per ton of wire products sold increased to R$2,121.2 in 2004 from R$1,797.5 in 2003. The higher cost of products sold results from increases in the price of wire rod, which in turn reflect the higher cost of products sold in Arcelor Brasil's steel segment.

     Depreciation and amortization expenses relating to the wire segment increased to R$86.3 million in 2004 from R$46.5 million in 2003. This increase was mainly due to a change to Arcelor Brasil's depreciation policy in 2004, which accelerated the depreciation of Arcelor Brasil's long-lived assets over a 10-year period as compared to the 20-year period that applied in 2003.

     Selling Expenses

     Consolidated. Selling expenses increased to R$246.9 million in 2004 from R$182.8 million in 2003. In addition to the consolidation of Acindar, this increase was primarily due to the addition of five new warehouse distribution units in 2004. In addition, sales commissions paid to distributors increased due to higher net revenues. Without considering Acindar's selling expenses of R$20.5 million in 2004, Arcelor Brasil's total selling expenses for the period would have been R$226.4 million, an increase of 23.8% as compared to 2003.

     Brazilian Long Steel Segment. Selling expenses increased to R$180.9 million in 2004 from R$140.7 million in 2003. This increase was primarily due to the addition of five new warehouse distribution units in 2004. In addition, sales commissions paid to distributors increased due to higher net revenues.

     Brazilian Wire Segment. Selling expenses increased 17.8% to R$47.6 million in 2004 from R$40.4 million in 2003. This increase was primarily due to wage increases in the period. In addition, sales commissions paid to distributors increased due to higher net revenues.

     General and Administrative Expenses

     Consolidated. General and administrative expenses increased to R$190.8 million in 2004 from R$141.0 million in 2003. In addition to the consolidation of Acindar, this increase was mainly due to an 18% wage increase for administrative staff in October 2003. In addition, Arcelor Brasil paid consulting and legal expenses in 2004 relating to corporate reorganization and strategic planning. Without considering Acindar's administrative expenses of R$18.3 million, Arcelor Brasil's total administrative expenses for the period would have been R$172.5 million, an increase of 22.3% as compared to 2003.

     Brazilian Long Steel Segment. General and administrative expenses increased to R$127.0 million in 2004 from R$94.9 million in 2003. This increase was mainly due to an 18% wage increase for administrative staff in October 2003. In addition, Arcelor Brasil paid consulting and legal expenses in 2004 relating to corporate reorganization and strategic planning.

     Brazilian Wire Segment. General and administrative expenses of R$27.3 million remained relatively stable as compared to R$25.8 million in 2003.

     Equity Interest in Income (Loss) of Associated Companies

     Consolidated. Arcelor Brasil had an equity interest in loss of associated companies of R$7.1 million in 2004 compared to an equity interest in income of associated companies of R$83.4 million in 2003. This decrease was mainly due to the consolidation of Acindar by the equity method in 2003, which increased Arcelor Brasil's equity interest by R$77.2 million in 2003. In 2004, Acindar was fully consolidated beginning in May 2004.

     Brazilian Long Steel Segment. Arcelor Brasil had an equity interest in loss of associated companies of R$10.9 million in 2004 compared to an equity interest in income of associated companies of R$117.4 million in 2003. This decrease was mainly due to the consolidation of Acindar by the equity method in 2003, which increased Arcelor Brasil's equity interest by R$77.2 million in 2003. In 2004, Acindar was fully consolidated beginning in May 2004.

     Brazilian Wire Segment. Arcelor Brasil had an equity interest in income of associated companies of R$5.8 million in 2004 compared to R$8.9 million in 2003. This decrease was due to lower results of operations of companies that produce cables in Canada, Chile and Peru caused by the valuation of the real in the period.

     Amortization of Goodwill

     Consolidated. Amortization of goodwill increased to R$342.4 million in 2004 from R$177.9 million in 2003. The acquisition of the MJS assets by Arcelor Brasil in 2003 created goodwill of approximately R$1,777 million, of which approximately R$177.4 million was amortized from June 2003 to the end of 2003, as compared to the R$324.8 million of amortization during the full year in 2004. Without considering Acindar's amortization of goodwill of R$1.2 million in 2004, Arcelor Brasil's total amortization of goodwill for the period would have been R$341.2 million, an increase of 91.8% as compared to 2003. Substantially all amounts amortized relate to Arcelor Brasil's Brazilian long steel segment.

     Net Financial Income (Expense)

     Consolidated. Arcelor Brasil had net financial expenses of R$84.2 million in 2004, as compared to net financial expenses of R$27.9 million in 2003. Net financial income (expense) consists of financial income, financial expenses and foreign exchange variation.

     Financial income decreased to R$138.6 million in 2004 from R$187.0 million in 2003. This decrease was mainly due to a non-recurring financial gain of approximately R$70.0 million in 2003 caused by the mark-to-market accounting treatment of Arcelor Brasil's investments in accordance with the requirements of the CVM. In 2004, Arcelor Brasil did not record any significant variation in its investments since Brazilian economic conditions in 2004 remained similar to those in 2003. Without considering Acindar's financial income of R$18.9 million in 2004, Arcelor Brasil's total financial income for the period would have been R$119.7 million, a decrease of 36% as compared to 2003.

     Financial expenses were R$228.0 million in 2004, as compared to R$176.8 million in 2003. Without considering Acindar's financial expenses of R$44.3 million in 2004, Arcelor Brasil's total net financial expenses for the period would have been R$183.7 million, an increase of 3.8% as compared to 2003.

     Arcelor Brasil had a positive foreign exchange variation of R$5.2 million in 2004, as compared to a negative foreign exchange variation of R$38.1 million in 2003. In 2004, Arcelor Brasil implemented a policy of maintaining in equivalent amounts its assets and liabilities denominated in or linked to the U.S. dollar, which mitigated Arcelor Brasil's foreign exchange exposure. The negative foreign exchange variation in 2003 was primarily due to the 15.4% appreciation of the real against the U.S. dollar, which caused a negative foreign exchange variation of R$68.2 million in Arcelor Brasil's investments denominated in U.S. dollars. This negative exchange variation was partially offset by the positive impact caused by the change in Arcelor Brasil's accounting policy relating to the consolidation of Guilman Amorim. This investment was fully consolidated into the results of operations of Arcelor Brasil until June 2003 and, subsequently, consolidated on a proportional basis. Consequently, the resulting Guilman Amorim's U.S. denominated debt decreased.

     Brazilian Long Steel Segment. Arcelor Brasil had net financial expenses of R$36.8 million in 2004, as compared to net financial expenses of R$49.4 million in 2003.

     Financial income decreased to R$99.6 million in 2004 from R$177.0 million in 2003. This decrease was mainly due to a non-recurring financial gain of approximately R$70.0 million in 2003 caused by the mark-to-market accounting treatment of Arcelor Brasil's investments in accordance with the requirements of the CVM. In 2004, Arcelor Brasil did not record any significant variation in its investments since Brazilian economic conditions in 2004 remained similar to those in 2003.

     Financial expenses of R$165.8 million in 2004 remained relatively stable as compared to R$172.6 million in 2003.

     Arcelor Brasil had a positive foreign exchange variation of R$29.4 million in 2004, as compared to a negative foreign exchange variation of R$53.8 million in 2003. In 2004, Arcelor Brasil implemented a policy of maintaining in equivalent amounts its assets and liabilities denominated in or linked to the U.S. dollar, which mitigated Arcelor Brasil's foreign exchange exposure. The negative foreign exchange variation in 2003 was primarily due to the 15.4% appreciation of the real against the U.S. dollar, which caused a negative foreign exchange variation of R$68.2 million in Arcelor Brasil's investments denominated in U.S. dollars. This negative exchange variation was partially offset by the positive impact caused by the change in Arcelor Brasil's accounting policy relating to the consolidation of Guilman Amorim. This investment was fully consolidated into the results of operations of Arcelor Brasil until June 2003 and, subsequently, consolidated on a proportional basis. Consequently, the resulting Guilman Amorim's U.S. denominated debt decreased.

     Brazilian Wire Segment. Net financial expenses of R$24.6 million remained relatively stable as compared to R$25.6 million in 2003.

     Other Operating Expenses

     Consolidated. Other operating expenses were R$91.2 million in 2004, as compared to R$75.1 million in 2003. Without considering Acindar's other operating expenses of R$23.1 million in 2004, Arcelor Brasil's total other operating expenses for the period would have been R$68.1 million, a decrease of 9.3% as compared to 2003.

     Brazilian Long Steel Segment. Other operating expenses decreased 36.0% to R$53.1 million in 2004 from R$83.0 million in 2003. This decrease was primarily due to payments made by Arcelor Brasil under the lease agreement for the MJS plant until June 2003.

     Brazilian Wire Segment. Other operating expenses increased 98.2% to R$21.6 million from R$10.9 million in 2003. This increase was due to the payment of royalties fees in connection with Arcelor Brasil's process and product improvements.

     Non-operating Results

     Consolidated. Non-operating results decreased to R$35.8 million in 2004 from R$100.4 million in 2003, primarily due to the R$38.7 million write-off of replaced assets at the Piracicaba facility in 2003 and to lower provisions for legal proceedings in 2004. Without considering Acindar's non-operating results of R$1.0 million in 2004, Arcelor Brasil's total non-operating results in the period would have been R$36.8 million, a decrease of 63.3% as compared to 2003. Substantially all of Arcelor Brasil's non-operating results relate to Arcelor Brasil's Brazilian long steel segment.

     Income Tax and Social Contributions

     Consolidated. Arcelor Brasil recorded a charge of R$462.0 million for income tax and social contributions in 2004 compared to a credit of R$8.8 million in 2003. In 2003, Arcelor Brasil recorded a deferred tax asset of approximately R$224.0 million in connection with tax loss carry-forwards from the MJS operations. Without considering Acindar's charge of R$228.3 million for income tax and social contributions in 2004, Arcelor Brasil's total income tax and social contributions would have been R$233.7 million. Arcelor Brasil's effective tax rate was 26.2% in 2004, as compared to zero in 2003 due to the recognition of tax losses in this period.

     Brazilian Long Steel Segment. Arcelor Brasil recorded a charge of R$134.6 million for income tax and social contributions in 2004 compared to a credit of R$93.5 million in 2003. In 2003, Arcelor Brasil recorded a deferred tax asset of approximately R$224.0 million in connection with tax loss carry-forwards from the MJS operations.

     Brazilian Wire Segment. Income tax and social contributions expenses increased 71.0% to R$115.0 million in 2004 from R$67.2 million in 2003. This increase was caused by a significant increase in Arcelor Brasil's taxable operating results in 2004 relating to the wire segment as compared to 2003.

     Minority Interest

     Consolidated. Minority interest increased to R$252.0 million in 2004 from R$99.9 million in 2003 mainly due to the consolidation of Acindar as of May 2004, which increased Arcelor Brasil's minority interest during the year by R$115 million. In 2003, Acindar was not consolidated and therefore Arcelor Brasil did not record the minority interest relating to Acindar during that year.

     Brazilian Long Steel Segment. Arcelor Brasil does not record minority interest relating to its steel segment in Brazil.

     Brazilian Wire Segment. Minority interest increased to R$135.3 million in 2004 from R$96.2 million in 2003. This increase was mainly due to the increase of BBA's and BMB's net worth resulting from BBA's and BMB's improved results of operations.

B. Liquidity and Capital Resources

Liquidity

     Arcelor Brasil's primary sources of liquidity have historically been cash flows from operating and financing activities. Arcelor Brasil's management believes these sources will continue to be the principal ways in which it will meet its anticipated cash flow needs. Arcelor Brasil believes that its currently available cash, cash generated from operations and borrowing availability under its bank credit facilities will be sufficient to satisfy its operating and working capital requirements for at least the next 12 months.

Arcelor Brasil's material cash requirements include the following:

  the servicing of its indebtedness;

  capital expenditures; and

  payments of dividends and interest attributable to shareholders' equity.

     As of December 31, 2005, Arcelor Brasil had cash and cash equivalents of R$1,083.3 million and marketable securities of R$161.4 million, as compared to cash and cash equivalents of R$783.9 million and marketable securities of R$146.3 million as of December 31, 2004 and cash and cash equivalents of R$482.9 million and marketable securities of R$188.8 million as of December 31, 2003. The increase from 2004 to 2005 was mainly due to the consolidation of CST and Vega do Sul in 2005. The increase in cash and cash equivalents in 2004 as compared to 2003 was mainly due to the consolidation of Acindar. Cash and cash equivalents denominated in U.S. dollar deposits was R$690.9 million and R$806.8 million as of December 31, 2005 and 2004, respectively. Arcelor Brasil did not hold marketable securities denominated in U.S. dollar deposits as of December 31, 2005 and 2004.

Cash Flows

     Operating Activities

     Cash flow provided by operating activities was R$2,511.6 million for the year ended December 31, 2005, as compared to R$1,522.6 million for the year ended December 31, 2004 and R$882.0 million for the year ended December 31, 2003. The increase in operating cash flow is mainly due to the consolidation of CST and Vega do Sul in 2005, which resulted in additional net income of R$895.3 million. The increase in operating cash flow in 2004 compared to 2003 is mainly due to increases in the volume and sales prices of the products sold and the consolidation of Acindar in 2004.

     Investing Activities

     Cash flow used in investing activities increased to R$1,221.6 million for the year ended December 31, 2005 from R$330.4 million for the year ended December 31, 2004 and from R$573.2 million for the year ended December 31, 2003. The variation is due to the consolidation of CST and Vega do Sul and the acquisition of property, plant and equipment for Arcelor Brasil's expansion projects at its subsidiary CST in 2005.

     Financing Activities

     Cash flow used in financing activities was R$990.6 million for the year ended December 31, 2005, compared to R$891.2 million for the year ended December 31, 2004 and R$343.7 million for the year ended December 31, 2003. The difference in these periods was mainly a result of increased payments of Arcelor Brasil's debt without incurring additional debt in 2005, except for the debt assumed due to the merger of CST and Vega do Sul.

     Arcelor Brasil paid dividends and interest attributable to shareholders' equity in the amount of R$286.7 million, R$379.0 million and R$135.8 million in 2005, 2004 and 2003, respectively.

Capital Expenditures

     In 2004, Arcelor Brasil began to implement its expansion project to increase its flat steel production capacity to 7.5 million tons per year by the last quarter of 2006. Arcelor Brasil estimates that the total cost of the expansion project will be approximately US$1 billion (R$2.3 billion equivalent), including a new coke plant. In 2005, capital expenditures for the project totaled R$881.1 million. In January 2005, Arcelor Brasil's flat steel segment began construction of its third blast furnace.

     As part of the expansion project, Arcelor Brasil, together with Sun Coke, began construction of a coke plant and a power plant. The coke plant, which will be owned by Sol Coqueria, is scheduled to commence operations in the last quarter of 2006. The total investment in Sol Coqueria is expected to reach US$600 million (R$1.4 billion equivalent). In 2005, Arcelor Brasil invested approximately US$269 million in this project.

     For 2006, Arcelor Brasil has budgeted a further investment of US$700 million (R$1.6 billion equivalent) in its expansion projects.

     Substantially all of Arcelor Brasil's improvements and capital expenditures are financed through long-term financing from BNDES, KfW and EIB.

Indebtedness (excluding debentures)

     Arcelor Brasil had total indebtedness of R$2,275.9 million, R$659.8 million and R$826.2 million as of December 31, 2005, 2004 and 2003, respectively.

     At December 31, 2005, the total indebtedness consisted of R$508.9 million of short-term indebtedness, including current portion of long-term indebtedness, and R$1,767.0 million of long-term indebtedness. Arcelor Brasil's short-term indebtedness represents 22.4% of the outstanding aggregate principal amount of Arcelor Brasil's total indebtedness (loans, financings, interests payable in installments, etc.), used primarily for working capital purposes.

     At December 31, 2005, Arcelor Brasil's real denominated indebtedness has an average interest rate of Long-term Interest Rate, or TJLP, plus an interest of 2.0 to 4.25% per year. Its foreign currency denominated indebtedness has an average interest rate of LIBOR plus an applicable margin of 0.4% to 3.25% per year depending upon the year and the credit facility.

Our outstanding indebtedness was as follows for the periods indicated:

	2005	2004

	(R$ million)
Short-term debt
In reais
For working capital	1,781	11,876
For property, plant and equipment	241,806	82,943
In U.S. dollars
For working capital	132,080	156,793
For property, plant and equipment	133,218	34,053

Total	508,885	285,665

Long-term debt
In reais
For working capital	100	–
For property, plant and equipment	587,577	120,121
In U.S. dollars
For working capital	208,736	44,977
For property, plant and equipment	970,589	209,008

	1,767,002	374,106
Total	2,275,887	659,771

     Additional information on Arcelor Brasil's main financing arrangements is as follows:

Financing Agreements

     Working Capital Financing Arrangements

     The subsidiary CST has a line of credit in U.S. dollars, at LIBOR, plus a spread of up to 1.74% p.a. This debt is secured by the issuance of promissory notes equal to the value of the debt. The interest is paid on a semi-annual basis and the principal is due at the debt's maturity date, i.e., October 2006. The principal amount due is US$20 million. At December 31, 2005, the outstanding indebtness under this financing agreement was R$47.3 million.

     At December 31, 2005, the subsidiaries Belgo Siderurgia and Vega do Sul entered into a pre-export agreement with specific Brazilian banks and Arcelor Finance (part of the controlling group), totaling R$267.9 million, through which Belgo Siderurgia and Vega do Sul receive in advance the amounts equivalent to their future export sales, which are repaid upon the customers' payments for the exported products. The pre-export agreements mature in 2006 and the average financing cost is LIBOR plus a spread varying between 1.10% and 3.25% p.a.

     Property, Plant and Equipment Financing Arrangements

     BNDES line of credit

     As of December 31, 2005, the outstanding amount of this line of credit was R$797.3 million. The BNDES financing was mainly used in the acquisition of equipment and the modernization and expansion of the production facilities. The debt with BNDES matures between 2006 and 2012, with an average cost of the TJLP, plus a spread varying between 2.0% and 4.25% p.a.

     European Investment Bank – EIB

     At July 21, 2004, the subsidiary CST entered into a financing agreement with EIB in the amount of US$70 million in connection with its expansion project. The principal amount will be paid beginning in September 2007 in 18 semi-annual installments, at LIBOR plus 0.4% p.a. As of December 31, 2005, this financing amounted to US$70 million (R$165,000). This loan is secured by a letter of credit issued by financial institutions, Banco Bilbao Vizcaya Argentaria S.A. and Santander Central Hispano S.A.

     In December 2001, Vega do Sul entered into a financing agreement with EIB. As of December 31, 2005, this financing amounted to US$46.4 million (R$108.6 million). The loan is being paid in semi-annual installments, beginning June 2005, at LIBOR plus 0.4% p.a.

     Arcelor Finance

     At March 11, 2005, the subsidiary CST entered into a financing agreement in the amount of US$85 million, to be used in the expansion of its plant production capacity to 7.5 million tons of steel per year. The loan will be paid in 14 semi-annual installments beginning on June 30, 2007, and maturing on December 30, 2013. As of December 31, 2005, the outstanding balance of this loan was US$85 million (R$200.4 million).

     On December 29, 2005, the subsidiary CST entered into a financing agreement with Arcelor Finance in the amount of US$89.1 million (R$208.5 million). The total amount of this line of credit was US$89.1 million (R$208.5 million) and both the principal amount and interest rates are adjusted for LIBOR plus 0.6% p.a. Amortizations will be paid semi-annually beginning July 2006. As of December 31, 2005, the outstanding balance related to this agreement was R$208.6 million.

     Securitization Program

     In 1997 the subsidiary CST launched a program for the securitization of export receivables generated by its indirect subsidiary CST Overseas Ltd. In connection with this program, CST entered into financing agreements with several lenders.

     CST entered into a credit agreement with KfW, totaling US$82.8 million, to be paid in 20 semi-annual installments beginning from January 2003. As of December 31, 2005, the outstanding indebtedness was R$193.7 million. In addition, CST entered into a credit agreement with JBIC comprised of two tranches in the total amount of US$33.8 million with maturity dates in 2008 and 2014. As of December 31, 2005, the outstanding indebtedness was R$79.2 million.

     The financing of property, plant and equipment are guaranteed by the property, plant and equipment valued at R$626,092 (2004 – R$329,680). The working capital and advances for future exports are mainly guaranteed by promissory notes.

     Financial Covenants

     Arcelor Brasil and its subsidiaries are subject to a number of material covenants under their financial instruments, including, among others:

  limitations on their ability to incur debt;

  limitations on their ability to sell, transfer, lease or otherwise dispose of part of their assets;

  limitations on the existence of liens, pledges, mortgages, charges or other encumbrances or security rights on their assets, property;

  maintenance of minimum levels of net asset value and net indebtedness;

  maintenance of certain conditions relating to the receipt and generation of receivables; and

  limitations on their ability to perform restructurings.

     Arcelor Brasil and its subsidiaries are in compliance with all material covenants under their financial instruments.

Debentures

	2005	2004

Convertible debentures	–	10
Simple, non-convertible debentures	117,724	259,110
Acindar (ONCs)	117,326	128,554
Acindar (ONSs)	24,457	76,060

	259,507	463,734

Current	57,786	80,675
Long term	201,721	383,059

Total	259,507	463,734

     Simple, Non-Convertible Debentures. Belgo-Mineira Participações Indústria e Comércio S.A., or BMP, a subsidiary of Belgo Siderurgia, issued non-convertible debentures with face value of R$98 million, payable in monthly installments and within a 12-year term period, at the TJLP, plus 3% p.a. The outstanding aggregate principal amount was of R$24.5 million as of December 31, 2005.

     Belgo Siderurgia issued debentures with face value of R$108.3 million, payable in annual installments and maturity dates on December 31, 2011 and 2027 (83% and 17% of the total issued, respectively), adjusted for the IGP-M index variation, plus 6% p.a. Most of these debentures are secured by security interests in Belgo Siderurgia's property, plants and equipments.

     Acindar ONC's (“Obligaciones Negociables Subordinadas Convertibles”). These Argentine securities are similar to the Brazilian convertible debentures issued by Acindar. The securities bear semiannual interest of 6% p.a. and are indexed to the U.S. dollar. As from January 1, 2006, up to the maturity date on February 4, 2013, the security holders are entitled to convert these securities into Acindar common class B shares at $1.00 (one Argentine peso) per share.

     Acindar ONS's (“Obligaciones Negociables Simples”). These are debt securities issued by Acindar, similar to the Brazilian non-convertible debentures, due on April 30, 2012 and indexed to the U.S. dollar, bearing annual interest between 6.94% and 11.25% .

     If the Acindar ONS's held by Arcelor Brasil and similar Acindar ONS's held by other security holders are converted into shares within the above-mentioned period, Arcelor Brasil shareholding ownership could reduce up to 63.50% of Acindar total capital stock, depending on the prevailing foreign exchange rate.

C. Research and Development, Patents and Licenses, Etc.

     Arcelor Brasil's operating subsidiaries' production and quality teams are responsible for developing new products to meet customer and market needs. As is common with steel integrated facilities, Arcelor Brasil's operating subsidiaries usually acquire technology in the market, since steel-making technology is readily available for purchase.

     International machinery manufacturers and steel technology companies supply most of the sophisticated production equipment used by Arcelor Brasil's operating subsidiaries. These suppliers generally sign technology transfer agreements with the purchaser and provide extensive technical support and staff training for the installation and commissioning of the equipment. Arcelor Brasil's operating subsidiaries have technology transfer agreements with Sun Coke for the implementation of the new coke plant at CST's facilities.

D. Trend Information

     In 2005, CST became a wholly owned subsidiary of the former Belgo-Mineira pursuant to a merger of shares. Subsequently, Belgo-Mineira changed its names to Arcelor Brasil, having as operational subsidiaries Belgo Siderurgia, CST and Vega do Sul. The merger of shares was effective in November 2005, but retroactively accounted for as from June 1, 2005. For a detailed discussion of the merger of shares and formation of Arcelor Brasil, see “Item 4A. History and Development of the Company.” Arcelor Brasil became the largest steel producer in Latin America with a total production capacity of 11 million tons of steel per year, 25 operating units, over 14,000 employees and a market value of approximately R$18.2 billion as of December 31, 2005.

     Arcelor expects that Arcelor Brasil will become its preferred platform for investments in South America and Central America. Also, the expected effects of the merger of shares are the higher market capitalization and stock liquidity, among others. Given the increasing demand for steel products worldwide and in the domestic market, we believe that we will continue to have growth opportunities. We expect to benefit from economies of scale to obtain better terms and conditions from our suppliers of raw materials and reduce our cost structure.

     Arcelor Brasil expects that its export sales may be adversely affected by the trend of appreciation of the real against the U.S. dollar, mainly in its steel slabs production. On the other hand, Arcelor Brasil expects that its domestic sales will be increased due to current favorable Brazilian macro-economic conditions. In addition, the appreciation of the real against the U.S. dollar may affect Arcelor Brasil's production costs, of which 40% are denominated in reais.

E. Off-Balance Sheet Arrangements

     Arcelor Brasil has no majority-owned subsidiaries that are not included in its consolidated financial statements, nor does Arcelor Brasil have any interests in or relationships with any special purpose entities that are not reflected in Arcelor Brasil's consolidated financial statements. Arcelor Brasil has not issued any guarantees of debt of non-consolidated entities.

     Arcelor Brasil has off-balance sheet arrangements consisting of guarantees granted by its subsidiary, Belgo Siderurgia, under the US$121.0 million financing of the Guilman Amorin hydroelectric plant. At December 31, 2005, the outstanding debt under this financing was US$45.4 million, fully guaranteed by Belgo Siderurgia.

F. Contractual Obligations

     The following table summarizes Arcelor Brasil's fixed contractual obligations as of December 31, 2005.

	Payments due by Period – in millions of reais

					More
		Less than			than
	Total	1 year	1-3 years	3-5 years	5 years

Contractual Obligations:
Short-term and long-term debt *	2,275.8	508.9	655.9	480.8	630.2
Purchase obligations**	9,186.9	1,567.0	3,880.3	3,739.6	–
Other contractual
obligations***	393,8	342,6	51,2	–	–

Total contractual obligations	11,856.5	2,418.5	4,587.4	4,220.4	630.2

__________________
* Amounts do not include interest payments on debt or payments under cross-currency swap agreements. Interest payments on debt for years following 2005 have not been estimated. Arcelor Brasil is not able to determine future interest payments because Arcelor Brasil cannot accurately predict future interest rates or its future cash generation, and future business decisions that could significantly affect Arcelor Brasil's debt levels and, consequently, this estimate. For an understanding of the impact of a change in interest rates applicable to Arcelor Brasil's long-term debt obligations as well as additional information on the terms of our outstanding debt, see “Item 11. Quantitative and Qualitative Disclosure about Market Risk.”
** Consist of purchase commitments for raw materials pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices at December 31, 2005.
*** Consist of capital expenditure commitments relating to the expansion project.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Officers

     Pursuant to its by-laws (estatuto social) and the Brazilian Corporate Law, Arcelor Brasil is managed by a board of directors (conselho de administração) and by a board of executive officers (diretoria). Arcelor Brasil also has a non-permanent fiscal committee (conselho fiscal).

     Set forth below are the names, positions and brief biographical descriptions of each of the members of the board of directors of Arcelor Brasil elected at the shareholders' meeting held on April 24, 2006:

Name	Position	Age

Sérgio Silva de Freitas	President	63
César Manoel Medeiros	Member	66
Eduardo Eugênio Gouveia Vieira	Member	58
Gonzalo Pedro Urquijo Fernandez de Araoz*	Member	44
Jean-Yves André Aimé Gilet*	Member	50
Maria Silvia Bastos	Member	49
Michel Alphonse Léon Wurth*	Member	56
Paul Lodewijk Juul Emiel Matthys*	Member	56
Roland Jean Pierre Junck*	Member	50

__________________
*These directors are affiliated with Arcelor and are therefore deemed to have voting control over all Arcelor Brasil's shares owned by Arcelor.

Sérgio Silva de Freitas. Mr. Freitas has been a member of Arcelor Brasil's board of directors since December 21, 2005. Between 1964 and 1967 he was assistant at the Ministério do Planejamento do Brasil, in the financing department, and between 1967 and 1974 he was director of Banco Comercial do Estado de São Paulo. In addition, he was the Secretary of Financing of the municipality of São Paulo from 1979 to 1985, executive director and vice-president of Banco Itaú S/A from 1979 to 1985, director of the Central Bank in 1985, senior vice-president of Banco Itaú S/A, director of Banco Francês e Brasileiro from 1995 to 2001, member of the board of directors of Arcelor France, formerly Usinor, between 1999 and 2002, president of Fundação Catavento, Museu da Ciência in São Paulo in 2005. Since 2005, he has been a member of the board of directors of Usina Barra Grande de Lençóis S/A. He has a degree in electrical engineering and economy from Escola Nacional de Engenharia da Universidade do Brasil, and a degree in economic analysis from Ministério do Planejamento do Brasil.

César Manoel Medeiros. Mr. Medeiros has been a member of Arcelor Brasil's board of directors since April 2006. He worked for the city administration of Belo Horizonte, State of Minas Gerais, and was a member of the board of directors of Acesita in the period from 2003 until 2005. He received a degree in economic sciences from the Faculdade de Ciências Econômicas – FACE, Universidade Federal de Minas Gerais, a post-graduate degree in finance from INSEAD, a master degree in economics from Centro de Desenvolvimento e Planejamento – CEDEPLAR, Universidade Federal de Minas Gerais, and a PhD in economy from Instituto de Economia Industrial – IEI, Universidade Federal do Rio de Janeiro.

Eduardo Eugênio Gouveia Vieira. Mr. Gouveia Vieira has been a member of Arcelor Brasil's board of directors since December 21, 2005. Mr. Gouveia Vieira is the president of the Federation of Industries of the State of Rio de Janeiro, a member of the Conselho Superior of Empresas Petróleo Ipiranga, a member of the board of directors of Conselho Empresarial Brasileiro para o Desenvolvimento Sustentável, and a member of the Conselho Estadual de Ciência of the State of Rio de Janeiro. Mr. Gouveia Vieira was a member of the board of directors of QGN Participações S/A, Light, Boa Esperança S/A, BNDES and Banco SOGERAL S/A. In addition, he held several management positions at Griffin Brasil Ltda., Inter-Continental Seguradora S/A, Associação Petroquímica Latina Americana, the union of Indústria de Produtos Químicos for industries purpose of Rio de Janeiro, Ipiranga Comercial Química S/A and EMCA – Empresa Carioca de Produtos Químicos, Química Geral do Nordeste S/A, Ipiranga Petroquímica S/A, Petroquim S/A (in Chile), and Companhia Petroquímica do Sul. He has a degree in engineering from Universidade do Estado da Guanabara – UERJ.

Gonzalo Pedro Urquijo Fernandez de Araoz. Mr. Urquijo Fernandez de Araoz has been a member of Arcelor Brasil's board of directors since December 21, 2005. Between 1984 and 1992, he held several positions at Citibank and at Crédit Agricole. In 1992, he joined Aristrain as chief financial officer and in 1992, as co-chief executive officer. Between 1997 and 2001, he was the chief financial officer of Aceralia. In 2001, he became the executive vice-president of Unidade Operacional Sul de Aços Longos. In May 2004, he became the executive vice-president of the section A3S. Since December 2005, he is senior executive vice-president and chief financial officer. He has a degree in economy and politics from Yale University and an MBA from “Instituto de Empresa” in Madrid.

Jean-Yves André Aimé Gilet. Mr. Aimé Gilet has been a member of Arcelor Brasil's board of directors since December 21, 2005. He has been the president of Acesita since 1998. Mr. Aimé Gilet held several positions in the Arcelor France Group, including being the president of Imphy S/A and Ugine Svoie, companies of the Usinor Group, between 1997 and 1998. He was also chief officer of the Minister of “Aménagement du Territorie et dês Reconversions” and a member of the board of directors of Companhia Siderúrgica de Tubarão. In addition, he has been a member of the executive committee of Arcelor France, formerly Usinor, since 1999. He is also advisor to the chief executive officer of Arcelor and responsible for the group's stainless steel business worldwide. He received a degree in engineering from École Polytechnique, in France and in engineering from École des Mines of Paris.

Maria Silvia Bastos. Ms. Bastos has been a member of Arcelor Brasil's board of directors since December 21, 2005. Ms. Bastos held positions in several companies, such as at Instituto Brasilerio de Siderurgia, Companhia Siderúrgica Nacional, Secretaria Municipal da Fazenda, Prefeitura da Cidade do Rio de Janerio, Banco Nacional de Desenvolvimento Econômica e Social – BNDES, Secretaria de Política Econômica, Ministério da Economia, Fazenda e Planejamento. Since September 2002, she has been a partner of MS & CR2 Finanças Corporativas. She is a member of the board of directors of Companhia Souza Cruz S.A., Companhia Brasileira de Distribuição – Grupo Pão de Açúcar, Anglo American plc, and Embratel S.A. She received a degree in business from Escola Brasileira de Administração Pública – EBAP, Fundação Getúlio Vargas, a master degree in economy from Escola de Pós-Graduação em Economia – EPGE, Fundação Getúlio Vargas – FGV, RJ, and a Ph.D. in economy from Escola de Pós-Graduação em Economia – EPGE, Fundação Getúlio Vargas – FGV.

Michel Alphonse Léon Wurth. Mr. Wurth has been a member of Arcelor Brasil's board of directors since December 21, 2005. Between 1979 and 2002, Mr. Wurth held several positions at Arcelor Luxembourg, formerly Arbed. He is vice-president of the management board of Arcelor. Mr. Wurth has a law degree from the University of Grenoble, a degree in political sciences from Institution of Politic Studies of Grenoble and a master in economy from the London School of Economics.

Paul Lodewijk Juul Emiel Matthys. Mr. Matthys has been a member of Arcelor Brasil's board of directors since April 2001. He is advisor to the chief executive officer of Arcelor, being in charge of leading the preliminary operations relating to the external growth of the group outside Europe, and previously worked as an advisor to the Prime Minister of Belgium. He received a degree in economy from the University of Antwerp and a master degree from Panthéon Sorbonne Paris.

Roland Jean Pierre Junck. Mr. Junck has been a member of Arcelor Brasil's board of directors since April 2001. Mr. Junck is a senior executive vice-president of Arcelor, responsible for long steel products. Mr. Junck held several managerial positions with companies of the Arcelor Luxembourg group. He received a degree in mechanical engineering from EPF Zurich and a MBA degree from Sacred Heart University.

     Set forth below are the names, positions, and brief biographical descriptions of the current members of the board of executive officers of Arcelor Brasil appointed by the board of directors on December 21, 2005:

Name	Position	Age

José Armando de Figueiredo Campos	CEO	57
Leonardo Dutra de Moares Horta	CFO	53
Carlo Panunzi	Executive	56
	Officer

José Armando de Figueiredo Campos. Mr. Figueiredo Campos was a member of Arcelor Brasil's board of directors from April 15, 2005 until December 21, 2005. He joined CST in 1992 and is currently its chief executive officer. From 1974 to 1992, Mr. Figueiredo Campos served in various capacities at CVRD. He is a member of the Brazilian Metal Association and director of the Instituto Brasileiro de Siderúrgia and the Instituto Latinoamericano del Fierro y el Acero. Mr. Figueiredo Campos received an engineering degree from the School of Mines and Metallurgy of the Universidade Federal de Ouro Preto.

Carlo Panunzi. Mr. Panunzi was a member of Arcelor Brasil's board of directors from April 2004 through December 21, 2005. Between October 2002 and December 2005, Mr. Panunzi was the chief executive officer of Arcelor Brasil. In addition, he also serves as the chairman of Belgo Bekaert Arames S.A. and the Belgo Fundation. He held several managerial positions with companies of the Arcelor Luxembourg group. He received a degree in electro-mechanical engineering from the Liége University.

Leonardo Dutra de Moraes Horta. Mr. Horta joined CST in 1999 and is currently its chief financial officer. From 1976 to 1994, Mr. Horta served in various capacities at CVRD and from 1994 to 1999 he held the positions of executive director for Bozano, Simonsen and was the chief financial officer for Cosipa. He is vice-chairman of the Brazilian Investors Relations Institute (Instituto Brasileiro de Relações com Investidores), member of the board of directors of the Brazilian Association of Public Companies (Associação Brasileira das Companhias Abertas) and member of the Brazilian Financial Executives Institute (Instituto Brasileiro de Executivos Financeiros). Mr. Horta graduated in business and law and received an MBA degree from the Peter Drucker Graduate Center.

B. Compensation

      Under our by-laws, our shareholders are responsible for establishing the aggregate amount we pay to the members of our board of directors and our executive officers. Once our shareholders establish an aggregate amount of compensation for our board of directors and executive officers, the members of our board of directors are then responsible for setting individual compensation levels in compliance with our by-laws.

      For the year ended December 31, 2005, the aggregate compensation, including cash and benefits-in-kind, that Arcelor Brasil paid to its directors and executive officers was approximately R$25.5 million.

C. Board Practice

Board of Directors

     Arcelor Brasil's board of directors is comprised of a minimum of five and a maximum of nine members. The members of the board of directors are elected by the shareholders at their annual meeting and must be Arcelor Brasil shareholders. The board of directors is composed of nine members. At the shareholders' meeting held on April 24, 2006, new members of the board of directors were elected for a one-year term, which may be renewed.

     Due to the reorganization, members of Arcelor Brasil's board of directors elected at the shareholders' meeting held on April 15, 2005 have resigned. New members of the board of directors have been elected at the shareholders' meeting held on December 21, 2005 and remained in office until the shareholders' meeting held in April 2006. From April 15, 2005 through December 21, 2005, the following members were part of the board of directors of Arcelor Brasil: Carlo Panunzi, Antônio José Polanczyk, Márcio Mendes Ferreira, Plínio Simões Barbosa, Paul Lodewijk Juul Emiel Matthys, Roland Junck, José Armando de Figueiredo Campos and Ivan Gonçalves Ribeiro Guimarães.

     Arcelor Brasil's board of directors appoints the members of the board of executive officers and determines their responsibilities. In addition, the board of directors is responsible for establishing general business policies and guidelines, and approves and reviews Arcelor Brasil's annual budget and investment programs, as well as investment in other subsidiaries of Arcelor Brasil. Arcelor Brasil's chairman has the deciding vote in the case of any tied votes by the board of directors.

Board of Executive Officers

     Arcelor Brasil's executive officers include our chief executive officer and a minimum of two and a maximum of five other members. Due to the reorganization, Arcelor Brasil's executive officers elected at the April 15, 2005 board of directors' meeting have resigned. Each of Arcelor Brasil's current executive officers was appointed by the board of directors on November 16, 2005 and December 21, 2005 and may remain in office until the board of directors' meeting that will appoint the executive officers in 2007. From April 15, 2005 through November 16, 2005, the following members were part of the board of executive officers of Arcelor Brasil: Carlo Panunzi, Fernando da Fonseca Matos, Paulo Geraldo de Sousa, Alonso Starling Neto, Ibrahim Abrahão Chaim, Paulo Henrique de Souza, Márcio Mendes Ferreira and Marc Ruppert. The executive officers are appointed by the board of directors for a one-year term, which may be renewed.

Fiscal Committee

     Under the Brazilian Corporate Law, the Conselho Fiscal, or fiscal committee, is a corporate body independent of management. The fiscal committee may be either permanent or non-permanent, in which case it is appointed by the shareholders to act during a specific fiscal year. The primary responsibility of the fiscal committee is to review management's activities and the company's financial statements, and to report its findings to the company's shareholders. The Brazilian Corporate Law requires fiscal committee members to receive as remuneration at least 10% of the average annual amount paid to the company's executive officers. The Brazilian Corporate Law requires a fiscal committee to be composed of a minimum of three and a maximum of five members and their respective alternates.

     Under the Brazilian Corporate Law, Arcelor Brasil's fiscal committee may not have as members persons who (i) are on Arcelor Brasil's board of directors, (ii) are on Arcelor Brasil's board of executive officers, (iii) are employed by Arcelor Brasil or a company controlled by Arcelor Brasil or a company that is part of the Arcelor group, or (iv) are spouses or close relatives of any member of Arcelor Brasil's management. Arcelor Brasil's by-laws provide for a non-permanent fiscal committee to be elected only at Arcelor Brasil's shareholders' request, representing at least 10% of Arcelor Brasil's capital stock, at the relevant general shareholders' meeting. Arcelor Brasil's fiscal committee is composed of three members and three alternates. Two members of the fiscal committee represent the controlling shareholders, and one represents the minority shareholders' interests. The members of the fiscal committee are elected for one-year terms, but can be reelected. Arcelor Brasil's fiscal committee is currently operating and is composed of the following members, whose term will expire at the annual shareholders' meeting in April 2007:

Name	Position

Ernesto Rubens Gelbcke	Member
Miguel Roberto Gherrize	Member
Farer Jonathan P. Lascelles Pallin	Member
Artemio Bertholini	Alternate Member
Clóvis Ailton Madeira	Alternate Member
Douglas Hamilton Woods	Alternate Member

Committees

     Our board of directors has established an audit committee, a management of risks committee, and a nominating and compensation committee. The responsibilities and composition of these committees are described below.

Audit Committee (Comitê de Auditoria)

     Our audit committee was implemented on December 21, 2005 by approval of our board of directors. The principal responsibilities of the audit committee are to select, evaluate and, when appropriate, replace our independent registered public accounting firm; and to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information Arcelor Brasil provides to any governmental body or the public.

     The current members of our audit committee are Sérgio Silva Freitas, Eduardo Eugênio Gouveia Vieira and Maria Silvia Bastos. All members of the audit committee satisfy the audit committee membership independence requirements of the Securities and Exchange Commission.

Risk Management Committee (Comitê de Gestão de Riscos)

     Sérgio Silva Freitas, Michel Alphonse Leon Wurth and Gonzalo Pedro Urquijo Fernandez Araoz currently serve as members of our management of risks committee. The principal duties of the management of risks committee are to provide for an effective management of Arcelor Brasil assets by creating and maintaining shareholder value; and to identify, assess, monitor and manage risks associated with Arcelor Brasil' activities.

     Our board of directors adopted a charter for the management of risks committee on March 21, 2006.

Nominating and Compensation Committee (Comitê de Nomeação e Remuneração)

     Sérgio Silva Freitas and Michel Alphonse Leon Wurth currently serve as members of our nominating and compensation committee. The principal duties of the nominating and compensation committee are analyzing and validating information that will be sent to the board of directors and, whenever necessary, deliberate ad referendum by the board of directors about the following matters:

  policies to select, evaluate, develop and remunerate senior management;

  policies and remuneration regarding directors; and

  stock option plans of Arcelor Brasil.

D. Employees

     At December 31, 2005, Arcelor Brasil had 14,699 employees, of whom 78% were engaged in production, 14% were engaged in management and administration, 5% were engaged in sales and 3% were engaged in engineering and project management. In addition to its employees, at December 31, 2005, Arcelor Brasil employed approximately 6,764 outsourced workers.

     Arcelor Brasil believes that it is proactive in establishing and fostering a climate of positive employee relations. Historically, Arcelor Brasil has enjoyed good relations with its unions and employees. For example, Arcelor Brasil has been several times considered as one of the ten best companies to work for in Brazil by the business magazine Exame and according to the results of research conducted by the Great Place to Work Institute. Arcelor Brasil has also been elected by Exame for the fifth consecutive time as one of the ten model companies in terms of corporate social responsibility. Further, Arcelor Brasil has not experienced any work stoppages or other labor unrest in the last ten years.

Profit Sharing Plans

     Excluding the subsidiaries CST and Vega do Sul, Arcelor Brasil currently has a profit sharing program for all of its employees, which is negotiated on an annual basis with the employee unions. Pursuant to Arcelor Brasil's profit sharing plans, each employee's share of profits is linked to Arcelor Brasil's productivity, employment safety and other factors. Management employees' share of profits is determined based on the company's financial results and on individual performances.

     The amounts recorded regarding Arcelor Brasil's profit sharing plans as of December 31, 2005, 2004 and 2003 were R$101.7 million, R$78.3 million and R$44.3 million, respectively.

     CST's employees are subject to a different profit sharing plan, which is based upon two criteria: CST's economic and financial results, which are measured by means of indicators such as profits before interest, taxes, depreciation and amortization and return on the capital; and the meeting of behavioral, managerial, corporate and departmental performance goals.

     Vega do Sul's employees are also subject to a different profit sharing plan, which is based upon two criteria: Vega do Sul's economic and financial results, which are measured by means of indicators such as profits before interest, taxes, depreciation and amortization and return on the capital; and the meeting of behavioral, managerial, corporate and departmental performance goals.

Pension Plan

     Prior to 2003, Arcelor Brasil, excluding its subsidiary CST, offered to its employees a private defined benefit pension plan, administered by Bradesco Previdência e Seguros S.A., covering retirement payments and pensions granted to the surviving spouses of the plan participants. Arcelor Brasil was not obliged to cover any underfunding in the pension plan. As of December 2002, Arcelor Brasil changed its pension plan policy and currently offers to employees a defined contribution pension plan, also administered by Bradesco Previdência e Seguros S.A. Employees under the former defined benefit pension plan have the option, but not the obligation, to migrate to the new defined contribution pension plan.

     The total contributions of Arcelor Brasil relating to its pension plan were R$28.1 million, R$9.6 million and R$8.4 million in 2005, 2004 and 2003, respectively.

     In 1988, CST established a nonprofit private pension fund for its employees (Fundação de Seguridade Social dos Empregados da Companhia Siderúrgica de Tubarão), or FUNSSEST, which is an administratively and financially independent entity. The objective of this entity, in compliance with the relevant legislation, is to supplement government pension benefits as well as to render social assistance to employees and their dependents.

     FUNSSEST has four pension plans, of which Plans I, II and III are defined-benefit plans which no longer accept participants since 1998 and will be terminated over time. Plan IV, which is a defined-contribution plan with certain defined benefits, covers the employees hired as from 1998.

E. Share Ownership

     As of March 31, 2006, the members of our board of directors and our executive officers, on an individual basis and as a group, beneficially owned less than one percent of our common shares. None of the members of our board of directors or our executive officers holds any options to purchase our common shares. For more information, see “Item 7A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth information regarding the beneficial ownership of common shares of Arcelor Brasil by each person known by Arcelor Brasil to beneficially own more than 5% of the common shares of Arcelor Brasil and all our directors and executive officers as a group. None of Arcelor Brasil's major shareholders identified in the table has special voting rights.

     Each shareholder's percentage ownership as set forth in the following table is based on the 650,993,100 common shares outstanding as of March 31, 2006.

	Common Shares

Name	Number	Percentage

Arcelor	429,480,514	65.97%
Previ	30,011,334	4.61%
Centrus	18,384,000	2.82%
BNDESPar	14,788,035	2.27%
Directors and executive
officers as a group (15
persons)	16,617	0.01%
Free float	158,312,600	24.32%
Total	650,993,100	100.00%

     The percentage of ownership held by Arcelor changed in 2005 because of the merger of shares as explained in “Item 4A. History and Development of the Company.”

     On May 30, 2006, Arcelor Brasil had 16,009 holders of record of common shares. On that same date, an aggregate of 31,180,178 common shares were held by 132 record holders in the United States.

B. Related Party Transactions

     In the ordinary course of business, Arcelor Brasil is party to a number of agreements and transactions entered into with its affiliates. Arcelor Brasil documents these transactions and uses market prices and terms.

Loan Agreements with Controlling Shareholders

     On October 31, 1999, Arcelor Brasil entered into loan and debt assignment agreements with its then shareholders Sidarfin N.V., Asbm SARI and Arbed S.A., currently Arcelor Luxembourg. Under these agreements, Arcelor Brasil assumed Sibral Participações Ltda.'s debt owed to its shareholders and, in exchange, these shareholders granted loans to Arcelor Brasil for an indefinite term at CDI rates. At December 31, 2005, the outstanding balance under the agreements was R$6.9 million.

Export Prepayment Agreement with Arcelor Finance

     On January 29, 2004, Arcelor Brasil and Arcelor Finance entered into an export prepayment agreement under which Arcelor Finance agreed to loan US$25 million to Arcelor Brasil as advance payments of this latter's exports to several foreign customers. The loan bears interest at six-month LIBOR plus 1.2% per annum, with final maturity on June 30, 2006. At December 31, 2005, the outstanding balance under the agreement was approximately R$651.6 million.

Contract of Purchase and Sale with Aceralia Corporación Siderúrgica S.A.

     On January 1, 2000, Arcelor Brasil entered into a purchase and sale agreement with Aceralia Corporación Siderúrgica S.A. providing for the supply of coke. Since the date of execution, the agreement has been renewed and amended on a yearly basis to set forth the price formulas provided for in the agreement for each year. Pursuant to the last amendment to the agreement, dated April 1, 2006, coke prices shall be determined on an annual basis pursuant to price formulas provided for in the agreement until 2007, when the agreement expires. At December 31, 2005, the outstanding balance under the agreement was approximately R$21.1 million.

Sales Representation Agreement with Arcelor Trading Antwerp, currently Arcelor International Luxembourg

     On November 24, 2003, Arcelor Brasil entered into a sales representation agreement for a 24-month period whereby Arcelor Brasil granted Arcelor Trading Antwerp, currently Arcelor International Luxembourg, or AIL, exclusive sales and distribution rights relating to the distribution of Belgo Siderurgia's products in certain South American and Central American countries. Under the agreement, AIL is entitled to receive commissions based on percentages applicable to the FOB prices of the products. On January 24, 2006, the agreement was renewed between AIL and Belgo Siderurgia for a period of 24 months and renewable at the latest by August 2008. The calculation for new commissions became effective beginning from February 1, 2006 based on different percentages applied to each product sold.

Sales Agent Agreement with Arcelor International America, Inc.

     On January 20, 2004, Arcelor Brasil entered into a sales agent agreement with Arcelor International America, or AIA, for a 12-month period and automatically renewable for equal additional periods. Under this agreement, AIA sells Arcelor Brasil's products on an exclusive basis in the United States (including Puerto Rico) and Mexico. Arcelor Brasil is entitled to make direct sales of wire rod in certain cases and AIA is free to sell products which do not compete with Arcelor Brasil's products or Arcelor's products in general. The agreement has been automatically renewed since December 31, 2004 for additional one-year periods.

Sales Agent Agreement with Arcelor International Canada Inc.

     On March 1, 2004, Arcelor Brasil entered into a sales agent agreement with Arcelor International Canada, or AIC, until December 31, 2004 and automatically renewable for equal additional periods. Under this agreement, AIC sells Arcelor Brasil's products on an exclusive basis in Canada, with the exception of the customer Tree Island. Arcelor Brasil is entitled to make direct sales of wire rod in certain cases and AIC is free to sell products which do not compete with Arcelor Brasil's products or Arcelor's products in general. The agreement has been automatically renewed since December 31, 2004 for additional one-year periods.

Sales and Purchase Agreement with Gonvarri Industrial S/A

     On November 14, 2001, Arcelor Brasil, through its subsidiary CST, entered into a sales and purchase agreement with Gonvarri Industrial S/A, or Gonvarri, until November 14, 2011. Under this agreement, Gonvarri purchases hot rolled coil from CST. Pursuant to this agreement, prices will be adjusted on a quarterly basis and composed of the price that is considered as basis and additional factors, such as quality, dimension, processing, among others. In connection with this agreement, CST and Gonvarri entered into services agreements, pursuant to which Gonvarri provides to CST manufacturing processing services of a portion of the hot rolled coils that are sold to Gonvarri by CST.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

     The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

     Arcelor Brasil, through its subsidiaries, is involved in a number of legal proceedings, lawsuits and claims incidental to its normal course of business relating to matters such as taxes, labor and civil lawsuits. While it is impossible at this time to determine with certainty the ultimate outcomes of these proceedings, lawsuits and claims, management believes, based on advice of external legal counsel, that adequate provisions have been made with respect to these matters as follows:

	2005	2004

Provision for civil and tax claims	643,625	537,031
Provision for labor claims	52,981	38,107
Other provisions	4,341	2,834

Total	700,947	577,972
Current	114,407	78,427
Long-term	586,540	499,545

Total	700,947	577,972

     The most significant civil and tax claims for which Arcelor Brasil, through its subsidiary Belgo Siderurgia, recorded provisions are:

  R$157,397 (R$108,700 in 2004) for Tax on Industrialized Products (Imposto sobre Produtos Industrializados), or IPI. The most significant issues discussed in these proceedings are (i) the use of tax credits on the purchase of inputs that were non-taxable, exempt from tax or subject to a 0% tax note and (ii) the disallowance of IPI credits recorded five to ten years after the relevant acquisition.

  R$288,998 (R$252,500 in 2004) for PIS and COFINS (programs of the federal government for social integration). In the most significant PIS and COFINS proceeding, Belgo Siderurgia claims the unconstitutionality of Law No. 9,718, which establishes a new calculation of the tax base and rates of these tax payments. In November 2005, the Supreme Federal Court declared by majority vote the unconstitutionality of Law No. 9,718, Article 3, Paragraph 1, which changed the calculation basis for PIS and COFINS (Extraordinary Appeals 357950, 390840, 358273 and 346084) from “sales revenue” to “gross revenue.” The decision issued in these Extraordinary Appeals does not apply to all taxpayers, but indicates that the legal proceedings relating to the same subject matter will also be successful.

  R$42,315 (R$40,000 in 2004) for compulsory payments to be made to Eletrobrás – Centrais Elétricas Brasileiras S.A., the government-owned energy company, by its customers. Belgo Siderurgia has, along with other electricity customers, challenged the constitutionality of these payments.

     The judicial deposits recorded by Arcelor Brasil as non-current assets, for the amount of R$386,884 at December 31, 2005 (R$346,911 in 2004), relate to civil, labor and tax claims. These deposits are refundable upon issuance of final decision by the court in favor of Belgo Siderurgia. If the outcome of the legal proceeding is not favorable to Belgo Siderurgia, the amount of the judicial deposit is transferred to the other party and the deposit is written off along with any related provision.

     In addition to these recorded provisions, Arcelor Brasil, through its subsidiaries, is a party to various civil, tax and labor contingencies in the ordinary course of its business. According to external legal counsel's and our internal legal advisor's opinions, chances of loss are unlikely. At December 31, 2005 and 2004, these legal proceedings amounted to approximately R$1,514,466 and R$460,801, respectively. No provision has been recorded for these contingencies. Among these legal proceedings, the most relevant ones are:

     CADE/SDE Proceeding. On September 1, 2000, two construction sector associations filed a complaint with the Brazilian Economic Law Department (Secretaria de Direito Econômico), or the SDE, against three long steel producers, including Belgo Siderurgia. The complaint alleged that these producers acted collusively to raise prices in the Brazilian rebar market, thereby violating the applicable antitrust law. The SDE issued an opinion stating that there were grounds to believe that a cartel was established, and has referred the case to the Brazilian Antitrust Council (Conselho Administrativo de Defesa Econômica), or the CADE, for a final decision. The administrative proceeding is currently suspended by a judicial order. In the event of an adverse decision by the CADE, Belgo Siderurgia may be subject to a fine of up to 30% of its overall gross revenues during the last fiscal year, which cannot be lower than any economic benefit that Belgo Siderurgia has experienced resulting from the alleged unlawful conduct. In September 2005, Belgo Siderurgia was sentenced, on an administrative level, to pay a penalty equivalent to 7% of its gross sales revenue, excluding taxes, relating to the year of 1999. Belgo Siderurgia believes, based on the opinion of its external counsel, that the chances of reversal of CADE's decision is possible; therefore, Belgo Siderurgia has not established any provision for this proceeding.

     Tax Incentive – ADENE. In 2003, the federal income tax authorities granted CST a tax benefit by reducing 75% of the income tax and non-refundable surtaxes levied on profits obtained from the production of (i) steel slabs from 2002 to 2011, up to 5.0 million tons per year, (ii) hot rolled coils from 2004 to 2013, up to 2.0 million tons per year and (iii) energy from 2002 to 2011, up to 300 MW per year. The benefit resulted from reports issued by SUDENE, the former Agency for the Development of the Northeast Region. On September 14, 2004, CST was notified with respect to the annulment of such reports. CST filed a complaint at the administrative level, but in January 2005 the annulment was confirmed by ADENE, the current Agency for the Development of the Northeast Region. In April 2005, CST filed a writ of mandamus against ADENE seeking to assure the maintenance of the reports and was granted a preliminary injunction suspending the effects of the benefits' annulment. ADENE filed a request seeking to suspend the effects of the preliminary injunction, which has not yet been assessed by the court. In parallel, in October 2005 ADENE also filed a request seeking to annul the preliminary injunction granted in favor of CST. The court annulled the preliminary injunction and CST appealed against this decision. The appeal has not yet been judged by the court. In December 2005 the court issued an unfavorable decision to CST on the merits of the writ of mandamus. CST presented to the court a request for clarification of the decision and after the judgement of this request. CST intends to appeal against the decision on the merits of the writ of mandamus. For the years ended December 31, 2005, 2004 and 2003, the income tax reports relating to the ADENE tax benefit amounted to R$252.4 million, R$232.6 million and R$97.6 million, respectively. Based on an analysis of outside legal counsel of applicable laws and court precedents, Arcelor Brasil's management does not expect this litigation to have a material impact on its financial condition or results of operations and accordingly has not recorded any provision with respect to this matter.

Dividends and Dividend Policy

Amounts Available for Distribution

     At each annual general shareholders' meeting, our board of directors is required to propose how our earnings for the preceding fiscal year are to be allocated. For purposes of Brazilian Corporate Law, a company's non-consolidated net income after federal income tax and social contribution on net income for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees' and management's participation in earnings, represents its “income” for such fiscal year. In accordance with the Brazilian Corporate Law, an amount equal to the company's “income,” as adjusted (the “distributable amount”), will be available for distribution to shareholders in any particular year. The distributable amount will be affected by the following:

  reduced by amounts allocated to the legal reserve;

  reduced by amounts allocated to the statutory reserve, if any;

  reduced by amounts allocated to the contingency reserve, if any;

  reduced by amounts allocated to the unrealized profits reserve established by the company in compliance with applicable law (as discussed below);

  reduced by amounts allocated to the reserve for investment projects (as discussed below); and

  increased by reversal of the contingency reserve recorded in prior years, if any.

     Under the Brazilian Corporate Law and according to our by-laws, we are required to maintain a “legal reserve” to which we must allocate 5% of our “income” for each fiscal year until the amount of the reserve equals 20% of our capital. We are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our capital. Accumulated losses, if any, may be charged against the legal reserve. Other than that, the legal reserve can only be used to increase our capital.

The legal reserve is subject to approval by the shareholders voting at the annual shareholders' meeting and may be transferred to capital or used to absorb losses, but is not available for the payment of dividends in subsequent years. Our calculation of net income and allocations to reserves for any fiscal year is determined on the basis of our non-consolidated financial statements prepared in accordance with the Brazilian Corporate Law.

     Under the Brazilian Corporate Law, a portion of a corporation's “income” may be allocated for discretionary appropriations for plant expansion and other fixed or working capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by the shareholders in a general shareholders' meeting. After completion of the relevant capital projects, the company may retain the appropriation until shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. The Brazilian Corporate Law provides that, if this budget covers more than one year, it must be reviewed annually at the shareholders' meeting.

     Under the Brazilian Corporate Law, the amount by which the mandatory distribution exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized profits reserve and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which “income” exceeds the sum of (a) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (b) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization, if they have not been designated to absorb losses in subsequent periods.

     Under Brazilian tax legislation, a portion of the income taxes payable may also be transferred to a general “fiscal incentive reserve” in amounts equivalent to the reduction in the company's income tax liability which results from the option to deposit part of that liability into investment in approved projects in investment incentive regions established by government. The fiscal incentive reserve is also subject to approval by the shareholders voting at the general shareholders' meeting and may be transferred to capital or used to absorb losses, but is not available for the payment of dividends in subsequent years.

     Under the Brazilian Corporate Law, any company may create a “statutory” reserve, which reserve must be described in the company's by-laws. Those by-laws which authorize the allocation of a percentage of a company's net income to the statutory reserve must also indicate the purpose, the criteria for allocation and the maximum amount of the reserve. Our by-laws provide for a statutory reserve allocated to fund investments in property, plant and equipment and to increase our working capital, based on 5% to 75% of net profits of the fiscal year.

     Under Brazilian Corporate Law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income. Any amount so allocated in a prior year either must be reversed in years in which the loss had been anticipated, if the loss does not occur as projected, or charged off in the event that the anticipated loss occurs. Allocations to the contingency reserve are also subject to approval by the shareholders voting at the general shareholders' meeting. The amounts available for distribution are determined on the basis of our non-consolidated financial statements prepared in accordance with Brazilian GAAP.

     The balance of the profit reserve accounts, except for the contingency reserve and unrealized profits reserve, may not exceed the share capital. If this happens, a shareholders' meeting must resolve whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed stock capital or to distribute dividends.

     Pursuant to Law No. 10,303, net income unallocated to the accounts mentioned above must be distributed as dividends.

Mandatory Distribution

     The Brazilian Corporate Law generally requires that the by-laws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distribution.

     The mandatory distribution is based on a percentage of adjusted non-consolidated net income, not lower than 25%, rather than a fixed monetary amount per share. If the by-laws of a corporation are silent in this regard, the percentage is deemed to be 50%. Under our by-laws, at least 25% of our adjusted non-consolidated net income, as calculated under Brazilian GAAP and adjusted under the Brazilian Corporate Law, for the preceding fiscal year must be distributed as a mandatory annual dividend. Adjusted net income means the distributable amount after any deductions for the legal reserve and contingency reserves and any reversals of the contingency reserves created in previous fiscal years. The Brazilian Corporate Law, however, permits a publicly held company, such as we are, to suspend the mandatory distribution of dividends in any fiscal year in which the board of directors reports to the shareholders' meeting that the distribution would be inadvisable in view of the company's financial condition. The suspension is subject to the approval at the shareholders' meeting and review by members of the fiscal committee. While the law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company's financial condition, it is generally agreed that a company need not pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. In the case of publicly held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting. If the mandatory dividend is not paid and funds are available, those funds shall be attributed to a special reserve account. If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

Payment of Dividends

     We are required by the Brazilian Corporate Law to hold an annual general shareholders' meeting by no later than April 30 of each year, at which time, among other things, the shareholders have to decide on the payment of an annual dividend. Additionally, interim dividends may be declared by the board of directors. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. Dividends on shares held through depositaries are paid to the depositary for further distribution to the shareholders.

     Under the Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders' resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, unclaimed dividends revert to us three years after dividends were declared.

     Shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside Brazil. Payments of cash dividends and distributions, if any, are made in reais to the shareholders.

     Under the current Brazilian Corporate Law, dividends paid to persons who are not Brazilian residents will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Item 10E. Taxation—Material Brazilian Tax Considerations.”

     Under current Brazilian legislation, the federal government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments.

Interest Attributable to Shareholders' Equity

     Under Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and, beginning in 1998, for social contribution purposes. The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities. Payment of such interest may be made at the discretion of our board of directors, subject to the approval of the shareholders at a general shareholders' meeting. The amount of any such notional “interest” payment to holders of equity securities is limited in respect of any particular year to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

  50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest attributable to shareholders' equity) for the period in respect of which the payment is made; or

  50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which such payment is made.

     For Brazilian GAAP accounting purposes, although the interest charge must be reflected in the statement of operations to be tax deductible, the charge is reversed before calculating net income in the statutory financial statements and deducted from shareholders' equity in a manner similar to a dividend. Any payment of interest in respect of common shares is subject to Brazilian withholding income tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven jurisdiction (see “Item 10E. Taxation—Material Brazilian Tax Considerations”). If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest. In case we distribute interest attributed to shareholders' equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders.

     Under our by-laws, interest attributable to shareholders' equity may be treated as a dividend for purposes of the mandatory dividend.

History of Dividend Payments

     The table below summarizes the history of payments of dividends and interest on shareholders' equity of Arcelor Brasil for the years ended December 31, 2005, 2004 and 2003. Interest on shareholders' equity is a form of distribution on shares that is deductible by the payer for Brazilian tax purposes. The table sets forth amounts in reais per thousand common shares and preferred shares.

     Arcelor Brasil pays its shareholders both dividends and interest on shareholders' equity. The payments made by Arcelor Brasil in the years below represented both dividends and interest on shareholders' equity.

	Year ended December 31,

	2005	2004	2003

	(R$ per thousand)	(R$ per thousand)	(R$ per thousand)
Dividends plus interest on
shareholders' equity:
Common	1.55	47.26	12.37
Preferred	-	51.99	13.61

Dividend Policy

     We intend to declare and pay dividends and/or interest attributed to shareholders' equity, as required by the Brazilian Corporate Law and our by-laws. Although Arcelor Brasil's by-laws provide for a minimum distribution of 25% of its annual distributable results, Arcelor Brasil expects that the aggregate pay-out amount (including dividends and interest on shareholders' equity) may be approximately 50% of the distributable net result, adjusted pursuant to Brazilian Corporate Law, provided that these pay-outs are compatible with the well-being of the combined entity's financial condition and the prudent management of its cash flow. Our board of directors may approve the distribution of dividends and/or interest attributed to shareholders' equity, calculated based on our non-consolidated semiannual or quarterly financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. Within the context of our tax planning, we may in the future continue determining that it is to our benefit to distribute interest attributed to shareholders' equity.

B. Significant Changes

     We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Since December 21, 2005, when Companhia Siderúrgica Belgo-Mineira changed its name to Arcelor Brasil, Arcelor Brasil's common shares have been listed on the São Paulo Stock Exchange under the ticker symbol “ARCE3.” Before then, Arcelor Brasil's common and preferred shares were listed on the São Paulo Stock Exchange under the ticker symbol “BELG3” and “BELG4,” respectively.

     As a result of the Merger of CST Shares, since November 10, 2005, the CST preferred shares have not been listed on the São Paulo Stock Exchange. Before then, CST's preferred shares were listed on the São Paulo Stock Exchange under the ticker symbol “CSTB4.”

     The following table shows, for the periods indicated, the high and low of the last reported closing prices per 1,000 Arcelor Brasil common shares and preferred shares and per ADR for the periods indicated. Common and preferred share prices are as reported on the São Paulo Stock Exchange.

	Arcelor Brasil(1)

	1,000 Common		1,000 Preferred
	Shares(2)		Shares(3)

	Low	High	Low	High

	(reais)		(reais)

2001	75.16	133.27	81.87	146.41
2002	113.61	321.60	129.77	331.14
2003	291.84	574.41	330.47	682.00
2004	527.69	1,396.56	599.80	1,520.30
First quarter 2004	574.41	747.33	682.00	848.32
Second quarter 2004	527.69	688.87	599.80	815.84
Third quarter 2004	690.79	1,137.65	819.68	1,293.10
Fourth quarter 2004	1,035.11	1,396.56	1,122.33	1,520.30
2005
First quarter 2005	1,109.38	1,321.82	1,295.00	1,560.00
Second quarter 2005	890.00	1,229.95	1,000.00	1,365.00
Third quarter 2005	998.00	1,498.00	1,027.00	1,485.00
Fourth quarter 2005(4)	1,141.10	1,437.84
Fourth quarter 2005(5)	26.25	27.71
Last Six Months
December 2005 (until
December 22)	1,235.17	1,306.90
December 2005 (after
December 22)	26.25	27.71

	Arcelor Brasil(1)

	1,000 Common		1,000 Preferred
	Shares(2)		Shares(3)

	Low	High	Low	High

	(reais)		(reais)

January 2006	25.67	32.33
February 2006	31.27	34.52
March 2006	32.35	34.79
April 2006	34.45	38.50
May 2006	32.06	39.25
June 2006 (through June 28)	32.01	35.07

_____________________________________
(1) On December 21, 2005, Companhia Siderúrgica Belgo-Mineira changed its name to Arcelor Brasil S.A.
(2) On December 21, 2005, the shareholders approved a reverse stock split of the common shares issued by Arcelor Brasil at a ratio of 20 shares to one share.
(3) On September 28, 2005, Arcelor Brasil's shareholders approved the conversion of the preferred shares issued by Arcelor Brasil into an equal number of common shares.
(4) For Arcelor Brasil's common shares in the period between October 3, 2005 and December 22, 2005. For Arcelor Brasil's preferred shares, in the period between October 10, 2005 and November 10, 2005.
(5) For Arcelor Brasil's common shares in the period after December 22, 2005.

B. Plan of Distribution

     Not applicable.

C. Markets

Trading on the Brazilian Stock Exchanges

     In 2000, the São Paulo Stock Exchange, or the BOVESPA, was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

     When shareholders trade in common and preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the Brazilian Clearing Company (Companhia Brasileira de Liquidação e Custódia), or CBLC.

     The BOVESPA is a nonprofit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., São Paulo time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. There are no specialists or officially recognized market makers for Arcelor Brasil's shares in Brazil.

     In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

     The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2005, the aggregate market capitalization of the 381 companies listed on the BOVESPA was equivalent to approximately R$1,128 billion, and the 10 largest companies listed on the BOVESPA represented approximately 52% of the total market capitalization of all listed companies. By comparison, as of December 31, 2005, the aggregate market capitalization of the nearly 2,800 companies listed on the NYSE was approximately US$21.4 trillion, and the 10 largest companies listed on the NYSE represented approximately 11.1% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3D. Risk Factors—Risks Relating to Our Common Shares—The Brazilian securities markets are relatively volatile and illiquid as compared to major securities markets.”

     Trading on the BOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, or Resolution No. 2,689, of the CMN. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouses must be duly authorized to act as such by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Item 10E. Taxation—Material Brazilian Tax Considerations” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Regulation of the Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 10,198, of February 14, 2001, Law No. 10,303, of October 31, 2001, known as Law No. 10,303, and Law No. 10,411, of February 26, 2002, which introduced new concepts and several changes to Law No. 6,385, of December 7, 1976, as amended and supplemented, the principal law governing the Brazilian securities markets, by Brazilian Corporate Law, and by regulations issued by the CVM, the CMN and the Central Bank. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, criminal sanctions for insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

     Under the Brazilian Corporate Law, a company is either publicly held, a companhia aberta, or privately held, a companhia fechada. All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the BOVESPA or in the Brazilian over-the-counter market. Shares of companies listed on the BOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. To be listed on the BOVESPA, a company must apply for registration with the BOVESPA and the CVM.

     On March 5, 2002, the CVM issued Regulation 361, which regulates tender offers if one of the following events occurs: (i) delisting of companies; (ii) an increase in the equity interest of the controlling shareholder; or (iii) the transfer of control of a listed company.

     The trading of securities on the BOVESPA may be halted at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the BOVESPA or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.

Corporate Governance Practices

     In 2000, the BOVESPA introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and New Market (Novo Mercado), aimed at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BOVESPA by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders' rights and enhance the quality of information provided to shareholders.

     To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree, among other things, to (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading, (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards, (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer, (e) disclose the terms of the agreements entered with related parties, and (f) make a schedule of corporate events available to shareholders.

     To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree, among other things, to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for the controlling block common shares and 80% of the price paid per share of the controlling block preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as (i) any transformation of the company into another corporate form, (ii) any merger, consolidation or spin-off of the company, (iii) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (iv) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (v) appointment of an expert firm to ascertain the fair value of the company in connection with any deregistration and delisting tender offer, and (vi) any changes to these voting rights, (d) have a board of directors comprised of at least five members with a term of two years maximum, from which at least 20% are independent members as determined by the rules of Level 2, (e) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, (f) if it elects to delist from the Level 2 segment, hold a tender offer by the company's controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), and (g) adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes between the company and its investors.

     To be listed in the New Market (Novo Mercado), an issuer must meet all of the requirements described above, in addition to (a) issuing only voting shares and (b) granting tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for the controlling block common shares.

     On December 23, 2005, Arcelor Brasil adhered to the “Level 1 of Corporate Governance Requirements” on BOVESPA, certifying its commitment to transparency and fair disclosure of information.

Disclosure Requirements

     Pursuant to CVM Rule No. 358 of January 3, 2002, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

     Such requirements include provisions that:

  establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company's business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities' underlying rights;

  specify examples of facts that are considered to be material, which include, among others, the execution of shareholders' agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

  oblige the officer of investor relations, controlling shareholders, other officers, directors, members of the fiscal committee and other advisory boards to disclose material facts;

  require simultaneous disclosure of material facts to all markets in which the corporation's securities are admitted for trading;

  require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation's shares, within one year;

  establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and

  forbid the use of insider information.

Changes in the Brazilian Corporate Law

     On October 31, 2001, Law No. 10,303, amending the Brazilian Corporate Law, was enacted. The main goal of Law No. 10,303 is to broaden the rights of minority shareholders. Law No. 10,303:

  obligates our controlling shareholders to make a tender offer for our shares if it increases its interest in our share capital to a level that materially and negatively affects the liquidity of our shares, as defined by the CVM;

  requires any acquirer of control to make a tender offer for our common shares at a price equal to 80% of the per share price paid for the controlling block of shares;

  authorizes us to redeem minority shareholders' shares if, after a tender offer, our controlling shareholders increase their participation in our total share capital to more than 95%;

  entitles dissenting or, in certain cases, non-voting shareholders to obtain redemption upon a decision to conduct a spin-off that results in (a) a change of our corporate purpose, (b) a reduction in the mandatory dividend or (c) any participation in a group of companies (as defined by the Brazilian Corporate Law);

  requires that the preferred shares have one of the following advantages in order to be listed and to trade on a stock exchange: (a) priority in receipt of dividends corresponding to at least 3% of the book value per share (after this priority condition is met, equal conditions apply to common shares); (b) dividends 10% higher than those paid for common shares; or (c) a tag-along right at 80% of the price paid to the controlling shareholder in case of a transfer control. No withdrawal rights arise from such amendments made before December 31, 2002;

  entitles shareholders that are not controlling shareholders but that together hold (a) preferred shares representing at least 10% of our total share capital or (b) common shares representing at least 15% of our voting capital the right to appoint one member and an alternate to our board of directors. If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. Until 2005, the board members that could be elected pursuant to (a) above or by the combined holdings of holders of preferred and common shares were to be chosen from a list of three names drawn up by the controlling shareholder. Any such members elected by the minority shareholders will have veto powers on the selection of our independent auditors;

  requires controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council to file immediately with the CVM and the stock exchanges (or the over-the-counter markets on which our securities are traded) a statement of any change in their shareholdings; and

  requires us to send copies of the documentation we submit to our shareholders in connection with shareholders' meetings to the stock exchanges on which our shares are most actively traded.

Independence of Directors and Independence Tests

     The Brazilian Corporate Law and our by-laws require that members of our board of directors be elected by our shareholders at a general shareholders' meeting. Eight of our directors are appointed by Arcelor, our controlling shareholder, and three are independent, including the member elected by minority shareholders.

     Under Brazilian Corporate Law, neither our board of directors nor our management test the independence of the directors before such elections are made. However, both the Brazilian Corporate Law and the CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies' executives and directors. Although we believe these rules provide adequate assurances that our directors are independent, we believe such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

     According to the Brazilian Corporate Law, up to 1/3 of the members of the board of directors may be elected to executive positions. None of the members of our board of directors is a member of our board of executive officers.

Committees

     We are not required under applicable Brazilian Corporate Law to have, and, accordingly, we do not have, a corporate governance committee. Nonetheless, our board of directors has an audit committee and a compensation committee. Pursuant to our by-laws, our directors are elected by our shareholders at a general shareholders' meeting. Our board of executive officers has a risk management committee.

Audit Committee (Comitê de Auditoria)

     Our audit committee was implemented on December 21, 2005 by approval of our board of directors. The principal responsibilities of the audit committee are to select, evaluate and, when appropriate, replace our independent registered public accounting firm; and to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information Arcelor Brasil provides to any governmental body or the public.

     The current members of our audit committee are Sérgio Silva Freitas, Eduardo Eugênio Gouveia Vieira and Maria Silvia Bastos. All members of the audit committee satisfy the audit committee membership independence requirements of the Securities and Exchange Commission.

Risk Management Committee (Comitê de Gestão de Riscos)

     Sérgio Silva Freitas, Michel Alphonse Leon Wurth and Gonzalo Pedro Urquijo Fernandez Araoz currently serve as members of our management of risks committee. The principal duties of the management of risks committee are to provide for an effective management of Arcelor Brasil assets by creating and maintaining shareholder value; and to identify, assess, monitor and manage risks associated with Arcelor Brasil' activities.

     Our board of directors adopted a charter for the management of risks committee on March 21, 2006.

Nominating and Compensation Committee (Comitê de Nomeação e Remuneração)

     Sérgio Silva Freitas and Michel Alphonse Leon Wurth currently serve as members of our nominating and compensation committee. The principal duties of the nominating and compensation committee are analyzing and validating information that will be sent to the board of directors and, whenever necessary, deliberate ad referendum by the board of directors about the following matters:

  policies to select, evaluate, develop and remunerate senior management;

  policies and remuneration regarding directors; and

  stock option plans of Arcelor Brasil.

Corporate Governance Guidelines

     We comply with the rules of corporate governance imposed upon us by applicable Brazilian Corporate Law. In addition to these rules, we have not adopted any corporate governance guidelines. See “Item 9C. Markets—Corporate Governance Practices.” We have adopted and observe the Policy of Disclosure of Acts or Relevant Facts and the Trading of Shares and of Securities Convertible into Shares of Arcelor Brasil, which deals with the public disclosure of all relevant information as per the CVM's guidelines. Also, we comply with the CVM rules relating to transactions involving the trading by our management of our securities.

Code of Business Conduct and Ethics

     Although the adoption of a code of ethics is not required by Brazilian Corporate Law, we implemented our Code of Ethics as an exhibit to the Policy of Disclosure of Acts or Relevant Facts and the Preservation of Confidentiality of Arcelor Brasil to regulate our employees' conduct with us and our customers, suppliers, competitors and the public at large. This Code of Ethics is not consistent with the requirements of the Sarbanes-Oxley Act. We also implemented rules applicable to our managers' conduct in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data. For more information about our Code of Ethics, see “Item 16B. Code of Ethics.”

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     Arcelor Brasil, formerly known as Companhia Siderúrgica Belgo-Mineira, or Belgo-Mineira, is a sociedade anônima incorporated under the laws of the Federative Republic of Brazil and was founded in 1917. Our principal executive offices are located at Avenida Carandaí, 1115, 26th Floor, Belo Horizonte, State of Minas Gerais, Brazil. Our main telephone number is (55-31) 3219-1245.

     Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our by-laws and Brazilian Corporate Law. This description does not purport to be complete and is qualified by reference to our by-laws (an English translation of which will be filed with the Commission) and to the Brazilian Corporate Law.

Corporate Purposes

     Pursuant to Article 2 of its by-laws, Arcelor Brasil's corporate purposes are: (I) the promotion, building and exploitation of industries and enterprises in the steel and/or metal sector, in Brazil and abroad, including the production and commerce of products, sub-products or inputs for or originated by these activities, as well as the exploitation of any other related, correlative or complementary activities, that may be of direct or indirect consequence for the achievement of Arcelor Brasil's main activities; (II) the participating in any fashion in other companies or associations, in Brazil and abroad, whose purpose shall be to promote, organize, build and exploit projects and enterprises in the steel and/or metal sector, or related, complementary or correlative activities, including the production and commerce of energy or other inputs and sub-products of the steel and/or metal activities; (III) the rendering of corporate services to controlled companies, affiliated companies and third parties, in Brazil or abroad, when these services are related to the purpose and interests of Arcelor Brasil; (IV) the commerce, importation, exportation, transport, storage and representation on the commerce, importation and exportation of steel and/or metal inputs or products, including logistics and port operation activities; and (V) the practice, direct or indirect, of any other commercial and industrial activities related to the aforementioned purposes, including the research, extraction, processing and sale of ores, the elaboration, execution and management of forestation and reforestation projects, including the production of vegetable charcoal from its forests.

Voting Rights

     Each common share entitles its holder to one vote at Arcelor Brasil's shareholders' meetings.

     Under the Brazilian Corporate Law, shareholders that are not controlling shareholders, but that together hold either preferred shares representing at least 10% of a company's total share capital or common shares representing at least 15% of a company's voting capital, have the right to appoint one member and an alternate to such company's board of directors at the relevant shareholders' meeting. Such rights may only be exercised by those shareholders who prove that they have held the required stake with no interruption during at least three months preceding the relevant shareholders' meeting. It should be noted that there are no preferred shares issued by Arcelor Brasil. Any director appointed by the non-controlling shareholder has the right to veto for cause the selection of a company's independent auditors.

     Holders of common shares are entitled to certain rights that cannot be amended by changes in the by-laws or at a general shareholders' meeting, which include (i) the right to vote at general shareholders' meetings; (ii) the right to participate in distributions of dividends and interest on shareholders' equity and to share in the remaining assets of the company in the event of liquidation; (iii) preemptive rights in certain circumstances; and (iv) the right to withdraw from the company in certain cases.

     Controlling shareholders may nominate and elect a majority of the members of the board of directors of Brazilian companies. Non-controlling shareholders are entitled to elect representatives to the board of directors, as described above. Shareholders holding at least 5% of Arcelor Brasil's voting shares have the right to request that Arcelor Brasil adopt cumulative voting regarding the election of the board of directors. Under cumulative voting, each voting share has as many votes as positions of directors to be filled, and each shareholder may cast all of its votes for a single candidate or distribute them among various candidates. This procedure must be requested by the required number of shareholders at least 48 hours before a shareholders' meeting. If the cumulative voting procedure is adopted and the right to appoint a director as described above is exercised, the controlling shareholder retains the right to elect at least one member more than the number of members elected by the other shareholders.

     In accordance with the Brazilian Corporate Law, holders of at least 10% of Arcelor Brasil common shares are entitled to elect one member and an alternate to Arcelor Brasil's fiscal committee in a separate election.

Shareholders' Meetings

     The Brazilian Corporate Law does not allow shareholders to approve matters by written consent obtained as a response to a consent solicitation procedure. All matters subject to approval by the shareholders must be approved in a shareholders' meeting, duly convened pursuant to the provisions of the Brazilian Corporate Law. Shareholders may be represented at a shareholders' meeting by attorneys-in-fact who are (i) shareholders of the corporation, (ii) Brazilian attorneys, (iii) members of management or (iv) financial institutions. Shareholders' representatives must have been appointed less than one year before the shareholders' meeting and the power of attorney must be delivered to Arcelor Brasil at least two days prior to the shareholders' meeting. A shareholder without voting rights may attend the shareholders' general meetings and participate in the discussions on the matters submitted for approval. To attend Arcelor Brasil's general shareholders' meeting, a shareholder must be an owner of record as evidenced by the share deposit account opened in its name by the depositary, two days prior the date of the shareholders' meeting.

     Shareholders' meetings may be called by publication of a notice in the official newspaper of the State of Minas Gerais, Diário Oficial do Estado de Minas Gerais, and in the newspaper Valor Econômico or in any other newspaper of general circulation in Arcelor Brasil's principal place of business at least 15 days prior to the meeting.

     Arcelor Brasil's annual shareholders' meeting must be held within four months from the end of its fiscal year. At the annual shareholders' meeting, the annual accounts, including a report on Arcelor Brasil's activities of the previous year and Arcelor Brasil's financial statements, are presented to the shareholders for analysis, discussion and approval. In addition to the annual shareholders' meetings, holders of common shares may at extraordinary meetings determine any matters relating to changes in Arcelor Brasil's corporate purposes and pass any resolutions deemed necessary to protect and enhance the company's value. Extraordinary meetings may also be called upon the request of (i) the board of directors, (ii) the fiscal council if in operation, (iii) shareholders holding at least 5% of Arcelor Brasil's capital stock, if directors fail to call a meeting within eight days after receipt of a request, or (iv) any shareholder whenever the board of directors delays more than 60 days in calling a meeting that is required by Brazilian Corporate Law or Arcelor Brasil's by-laws.

     Generally, a shareholders' meeting shall be opened on first call with the presence of shareholders representing at least one-quarter of the voting capital; on the second call, it may be opened with any number.

Redemption and Appraisal Rights

     Under the Brazilian Corporate Law, a dissenting or non-voting shareholder has appraisal rights and may withdraw from a company and be reimbursed, under certain circumstances, for the value of the preferred or common shares held.

     For purposes of the appraisal rights, the concept of “dissenting shareholder,” under the Brazilian Corporate Law, includes not only those shareholders who vote against a specific resolution, but also those who abstain from voting, who fail to attend the shareholders' meeting or who do not have voting rights.

     Appraisal rights may be exercised by Arcelor Brasil's shareholders, under the Brazilian Corporate Law, whenever a decision is taken at a shareholders' meeting by a vote of shareholders representing more than 50% of the total outstanding voting capital to:

  create a new class of preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by Arcelor Brasil's by-laws;

  modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

  reduce the mandatory distribution of dividends;

  merge or consolidate Arcelor Brasil with another company;

  participate in a centralized group of companies as defined in the Brazilian Corporate Law and subject to the conditions set forth therein;

  change Arcelor Brasil's corporate purpose;

  transfer all of Arcelor Brasil's shares to another company or receive shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of such company, known as merger of shares, or incorporação de ações; or

  conduct a spin-off that results in (i) a change of Arcelor Brasil's corporate purposes, except if the assets and liabilities of the spin-off company are contributed to a company that is engaged in substantially the same activities, (ii) a reduction in the mandatory dividend or (iii) any participation in a centralized group of companies, as defined under the Brazilian Corporate Law.

     Only holders of shares adversely affected by the changes mentioned in the first and second items above may exercise their appraisal rights.

     In addition, as a general rule, only shareholders who own shares on the date of publication of the first notice convening the relevant shareholders' meeting or the press release concerning the relevant shareholders' meeting is published, whichever is earlier, will be entitled to appraisal rights.

     Shareholders are not entitled to appraisal rights if the shares of the entity resulting from a merger, merger of shares, consolidation of Arcelor Brasil or participation of Arcelor Brasil in a group of companies, as defined under the Brazilian Corporate Law, satisfy certain tests of liquidity and dispersal of the type or class of shares in the market at the time of the general meeting. For this purpose, shares that are part of general indices representative of portfolios of securities traded in Brazil or abroad are considered liquid, and sufficient dispersion will exist if the controlling shareholder holds less than half of the relevant class and type of the outstanding shares. In case of a spin-off, the appraisal rights will only exist if there is a significant change in the corporate purpose or a reduction in the mandatory dividend or the participation in a centralized group of companies as defined under the Brazilian Corporate Law.

     The appraisal right lapses 30 days after publication of the minutes of the relevant general shareholders' meeting that approved the corporate actions described above. In the case of the changes mentioned in the first and second items above, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at an extraordinary meeting held within one year. In those cases, the 30-day term is counted from the date of publication of the minutes of the preferred extraordinary meeting.

     Within 10 days following the expiration of the appraisal rights, Arcelor Brasil's management may call a general shareholders' meeting to reconsider any action triggering appraisal rights, if the redemption of shares of dissenting or dissenting preferred shareholders would jeopardize Arcelor Brasil's financial stability.

     In general, the redemption of shares arising out of the exercise of any appraisal rights would be made according to Arcelor Brasil's by-laws, at book value per share, determined on the basis of their most recent audited balance sheet approved by shareholders' meeting. However, if the shareholders' meeting approving the action that triggered the appraisal rights occurred more than 60 days after the date of the most recent approved audited balance sheet, a shareholder may demand that its shares be valued on the basis of a balance sheet prepared specifically for this purpose.

Preemptive Rights

     Each of Arcelor Brasil's shareholders generally has a preemptive right to subscribe for shares or convertible securities in any capital increases, in proportion to its shareholdings. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase, holders of common shares would have preemptive rights to subscribe for common shares only to the extent necessary to prevent dilution of their equity participation.

     Arcelor Brasil's by-laws provide that its board of directors or a general shareholders' meeting may withdraw preemptive rights to existing shareholders or reduce the 30-day period of preemptive rights in connection with the issuance of shares, debentures convertible into shares or warrants offered on stock exchanges, public offerings or public exchange offers for acquisition of control. In addition, the Brazilian Corporate Law provides that the granting or exercise of stock options pursuant to certain stock option plans is not subject to preemptive rights.

Changes in Shareholders' Rights

     Under the Brazilian Corporate Law, the rights of shareholders may only be changed by a shareholders' resolution that amends the by-laws. Resolutions to amend Arcelor Brasil's by-laws require the approval of shareholders representing more than 50% of Arcelor Brasil's voting shares present at the meeting. A quorum of not less than two-thirds of the capital stock entitled to vote must be present at the meeting. If this quorum requirement is not met at the initial meeting, then such matters may be approved at a later date with the presence of any number of shareholders, as long as the matters be approved by shareholders representing more than 50% of Arcelor Brasil's voting shares present at the meeting.

     Arcelor Brasil's common shareholders have pro rata rights as to Arcelor Brasil's assets upon liquidation.

Mandatory Tender Offers

     The Brazilian Corporate Law requires that if Arcelor Brasil is delisted or there is a substantial reduction in the liquidity of its shares, as defined by the CVM, following acquisitions of Arcelor Brasil's shares by its controlling shareholder, Arcelor Brasil's controlling shareholder must launch a tender offer for the acquisition of Arcelor Brasil's remaining shares at a price equal to the fair value. The delisting mandatory tender offer may also be launched by Arcelor Brasil.

     Any sale of control will require the purchaser to offer to buy the minority shareholders' common shares. Pursuant to Arcelor Brasil's by-laws, the purchaser must offer a price equal to the price per share paid to the controlling shareholder. The tender offer must be submitted to the CVM within 30 days from the date of execution of the document that provides for the change of control.

Disclosures of Share Ownership

     Brazilian regulations require that (i) each of Arcelor Brasil's controlling shareholders, directly or indirectly, (ii) shareholders who have elected members of the board of directors, and (iii) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest corresponding to at least 5% of the total number of Arcelor Brasil's shares of any type or class to disclose its or their share ownership or divestment to the CVM and to the Brazilian stock exchanges. In addition, a statement, or fato relevante, containing certain required information must be published in the newspapers where Arcelor Brasil usually makes its publications.

     Arcelor Brasil's controlling shareholders, shareholders that appoint members of Arcelor Brasil's board of directors or fiscal council and members of the board of directors, board of executive officers or fiscal council must file a statement of any change in their holdings of Arcelor Brasil's shares with the CVM and the Brazilian stock exchanges on which Arcelor Brasil's securities are traded.

Regulation of Foreign Investment

     There are no restrictions on ownership or voting of Arcelor Brasil's shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment regulations, which generally require, among other things, the electronic registration of the relevant investment with the Central Bank.

     Foreign investors may register their investment as foreign direct investments under Law No. 4,131 or as foreign investments under Resolution No. 2,689 of the CMN.

     Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not residents of a tax haven jurisdiction as defined by Brazilian tax laws, meaning a country that does not impose taxes, a country where the maximum income tax rate is lower than 20% or a country that restricts the disclosure of shareholder composition or the ownership of investments. Nevertheless, securities invested through Resolution No. 2,689 may only be traded on stock exchanges or organized over-the-counter markets licensed by the CVM.

     Foreign direct investors under Law No. 4,131 may sell their shares in both private or open market transactions.

     A foreign portfolio investor under Resolution No. 2,689 must:

  appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

  complete the appropriate foreign investor registration form;

  register as a foreign investor with the CVM;

  register the foreign investment with the Central Bank;

  appoint a tax representative in Brazil; and

  obtain a taxpayer identification number from the Brazilian federal tax authorities.

     Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM.

A foreign direct investor under Law No. 4,131 must:

  register as a foreign direct investor with the Central Bank;

  obtain a taxpayer identification number from the Brazilian tax authorities;

  appoint a tax representative in Brazil; and

  appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporate Law.

     Resolution No. 1,927, of the CMN, which restated and amended Annex V to Resolution No. 1,289 of the CMN, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.

     Arcelor Brasil filed an application to have the ADSs approved under Resolution No. 1,927 by the Central Bank and the CVM, and received final approval in 1995. On May 2, 2006, Arcelor Brasil has sent a notice to the depositary bank to terminate the ADR program.

Form and Transfer

     Arcelor Brasil's shares are in book-entry form, registered in the name of each shareholder or its nominee. The transfer of shares is effected by an entry made by Arcelor Brasil's transfer agent, Banco Itaú S.A., in its books, upon presentation of valid written share transfer instructions to Arcelor Brasil by a transferor or its representative. When shares are acquired or sold on a Brazilian stock exchange, the transfer is made effective on the records of Arcelor Brasil's transfer agent by a representative of a brokerage firm or the stock exchange's clearing system. The transfer agent also performs all the services of safe-keeping of Arcelor Brasil's shares. Transfers of Arcelor Brasil's shares by a non-Brazilian investor are made in the same manner and are executed on the investor's behalf by the investor's local agent. If the original investment was registered with the Central Bank pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

     The BOVESPA operates a central clearing system. A holder of Arcelor Brasil's shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the CBLC. Shares subject to the custody of the CBLC are noted as such in Arcelor Brasil's registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the CBLC and will be treated in the same manner as shareholders registered in Arcelor Brasil's books.

C. Material Contracts

     We do not have material contracts related to our operating activities.

D. Exchange Controls

     There are no restrictions on ownership of our common shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally require, among other things, that the relevant investment be registered with the Central Bank and the CVM.

     Foreign investors may register their direct investment in our common shares under Law No. 4,131, of September 3, 1962 or Resolution No. 2,689, of January 26, 2000. Registration under Resolution No. 2,689 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax haven jurisdiction (i.e., countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws. See “Item 10E. Taxation—Material Brazilian Tax Considerations” for more information.

     Under Resolution No. 2,689, non-Brazilian investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

     Under Resolution No. 2,689, a non-Brazilian investor must:

  appoint at least one representative in Brazil with powers to perform actions relating to its investment;

  appoint an authorized custodian in Brazil for its investment;

  register as a non-Brazilian investor with the CVM; and

  register its foreign investment with the Central Bank.

     Additionally, the investor operating under the provisions of Resolution No. 2,689 must be registered with the Brazilian internal revenue service (Receita Federal) pursuant to the latter's Regulatory Instruction 568. This registration process is undertaken by the investor's legal representative in Brazil.

     Securities and other financial assets held by non-Brazilian investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “Item 10B. Memorandum and Articles of Association—Regulation of Foreign Investment” for more information.

E. Taxation

Material Brazilian Tax Considerations

     The following summarizes the material Brazilian tax consequences of the purchase, ownership and disposition of common shares by a U.S. holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “U.S. holder”).

     The present summary is based on Brazilian law as applied and interpreted as of the date of filing of this report, which is subject to change at any time. This discussion does not address all possible Brazilian tax consequences relating to the purchase, ownership and disposition of common shares. You should consult your own tax advisor as to the Brazilian tax consequences of the purchase, ownership and disposition of common shares.

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in the signing of such treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares.

     Taxation of Dividends. Dividends paid by us, including stock dividends and other dividends paid in property to a U.S. holder in respect of the common shares, are currently exempted from withholding tax in Brazil to the extent that the dividends are paid out of profits earned after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

     Payments of Interest on Net Equity. Law No. 9,249, of December 26, 1995, as amended, permits Brazilian corporations to make distributions to shareholders of interest on net equity, or interest attributed to shareholders' equity. Such payments represent a deductible expense from the payor's income tax and social contribution tax basis. This interest is limited to the daily pro rata variation of the federal government's long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

  50% of net income (before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders' equity) for the period in respect of which the payment is made; or

  50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made.

     Any payment of interest on net equity to shareholders (including holders of ADSs in respect of common shares) is subject to a withholding tax at a rate of 15%. These payments may be imputed, at their net value, as part of any mandatory dividend.

     To the extent that payments of interest on net equity are included as part of a mandatory dividend, we are required to distribute an additional amount to ensure that the net amount received by shareholders, after payment of the applicable withholding tax, is at least equal to the mandatory dividend.

     Distributions of interest on net equity to U.S holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Brazilian Central Bank.

     We cannot assure you if our board of directors will determine that future distributions of profits should be made by means of dividends or interest on net equity.

     Taxation of Gains. For purposes of Brazilian taxation, there are two types of U.S. holders of common shares:

  market investors, which represent those non-Brazilian residents who register with the Central Bank and the CVM to invest in Brazil in accordance with Resolution No. 2,689 of the National Monetary Council; and

  ordinary U.S. holders, which include any and all non-residents in Brazil who invest in the country through any other means.

     Further, as of February 1, 2004, the disposal of property located in Brazil, including shares, involving nonresident investors is subject to Brazilian income tax. The applicable income tax rate is 15%. Beneficiaries who are residents of tax havens are subject to the increased 25% income tax rate on capital gains.

     For more detailed information see “Item 10B. Memorandum and Articles of Association—Regulation of Foreign Investment.”

U.S. MARKET INVESTORS

     The sale of common shares by U.S. market investors carried out on the Brazilian stock exchange is exempted from the income tax rate. We cannot assure you that the current preferential treatment for U.S. market investors under Resolution No. 2,689 will continue in the future.

     The sale of common shares that occurs out of the Brazilian stock exchange will be subject to the same tax treatment applicable to Ordinary U.S. Holders. The redemption or distribution of proceeds deriving from the liquidation of common shares will be treated as a sale carried out of the Brazilian stock exchange.

ORDINARY U.S. HOLDERS

     Ordinary U.S. holders are subject to income tax at a 15% rate, as of January 1, 2005, on gains realized on the sale, redemption or distribution of proceeds deriving from the liquidation of common shares.

     With respect to the cost of acquisition to be adopted for calculating such gains, Brazilian law has conflicting provisions regarding the currency in which such amount must be determined. As a general rule, gains realized as a result of a disposition transaction of common shares are the positive difference between the cost of acquisition of the shares and the value of disposition of those shares. There is a controversy to whether the acquisition cost shall be determined based on the amount in foreign currency or in the amount in local currency registered with the Brazilian Central Bank. There is a precedent issued by the Brazilian administrative court supporting that the capital gains should be based on the amount of foreign currency. However, considering that tax authorities are not bound by such precedent, assessments have been issued adopting the cost of acquisition in Brazilian currency.

     As of January 1, 2005, the purchase price of common shares sold on the Brazilian stock exchange is subject to a withholding tax rate of 0.005% . The 0.005% withholding tax may be offset against the 15% income tax due on the gains realized upon the sale of the shares. The withholding tax must be withheld by one of the following entities: (i) the agent receiving the sale or disposition order from the client; (ii) the stock exchange responsible for registering the transactions; or (iii) the entity responsible for the settlement and payment of the transactions.

     Any exercise of preemptive rights relating to the common shares will not be subject to Brazilian taxation. Conversely, any gain on the sale or assignment of preemptive rights relating to the common shares by a U.S. holder of common shares will be subject to the same rules of taxation applicable to the sale or assignment of common shares. The maximum rate is currently 15%.

     The comments contained as of this point are applicable to all U.S. holders, including U.S. market investors, except where otherwise noted.

     The disposal of common shares to other non-residents is subject to Brazilian income tax. As of February 1, 2004, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax. The applicable income tax rate is 15%. Beneficiaries who are residents of tax haven jurisdictions are subject to the increased 25% income tax rate on capital gains.

     Beneficiaries Residing or Domiciled in Tax Havens or Low-Tax Jurisdictions. Law No. 9,430, of December 27, 1996, defines low-tax jurisdictions as those that do not tax income or impose a rate lower than 20%.

     Law No. 9,779, of January 19, 1999, states that, except under limited circumstances, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25%.

     Accordingly, if the distribution of interest attributed to shareholders' equity is made to a beneficiary residing or domiciled in a tax haven, the applicable income tax will be at a rate of 25% instead of 15%. The increased rate also applies for capital gains earned in transactions carried out of the Brazilian stock exchange and paid to residents of low-tax jurisdictions as of February 2004. However, the increased rate does not apply to dividends distributions, which remain exempted even if the beneficiary resides in a low-tax jurisdiction.

     In accordance with Law No. 9,959, holders of common shares which are resident in tax haven jurisdictions are also excluded from the tax incentives granted to investors under Resolution No. 2,689, of January 1, 2000 and will be subject to the same tax treatment applicable to holders that are resident or domiciled in Brazil in case of transactions carried out on the Brazilian stock exchange.

     Taxation of Foreign Exchange Transactions. A financial transaction tax is imposed on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Although the current applicable rate for almost all foreign currency exchange transactions is zero, the Ministry of Finance may increase the rate at any time, up to 25%. However, it may only do so with respect to future transactions.

     Taxation of Bonds and Securities Transactions. Law No. 8,894, of June 21, 1994, created the Tax on Financial Transactions, or IOF, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchanges. The rate of IOF/Títulos with respect to transactions of common shares is currently zero, although the executive branch may increase the rate up to 1.5% per day of the terms of the securities, but only with respect to future common shares transactions.

     Other Brazilian Taxes. Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares.

     CPMF is imposed on bank account debits at 0.38% . Constitutional Amendment No. 42/2003 approved the continued imposition of the CPMF tax until December 31, 2007. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. Additionally, when the U.S. holder transfers the proceeds from the sale or assignment of common shares by a currency exchange transaction, the CPMF tax will be levied on the amount to be remitted abroad in reais.

     U.S. holders investing in the Brazilian stock exchange are granted with a CPMF exemption upon the entrance of funds into Brazil and the remittance abroad.

Material U.S. Federal Income Tax Considerations

     The following discussion summarizes certain material U.S. federal income tax consequences of the ownership of Arcelor Brasil common shares by a U.S. Holder (as defined below). The discussion is only applicable to U.S. Holders that hold the common shares as capital assets (generally for investment purposes), and it does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder subject to special treatment under U.S. federal income tax law (including, but not limited to, banks, tax-exempt organizations, insurance companies and dealers in securities or foreign currency, partnerships or other pass-through entities, holders who have a functional currency other than the U.S. dollar, holders that hold the common shares, as part of a hedge, straddle or conversion transaction, holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of Arcelor Brasil and holders who acquired shares pursuant to the exercise of an employee stock option or otherwise as compensation).

     In addition, the discussion does not address the state, local or non-U.S. tax consequences of the ownership of the common shares and does not cover any aspect of U.S. federal income tax law other than federal income taxes. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, rulings and other pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions as of the date hereof. Such authorities may be repealed, revoked or modified (with possible retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

     Shareholders are urged to consult their own tax advisors concerning the U.S. federal tax consequences of the ownership of Arcelor Brasil common shares in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

     As used herein, the term “U.S. Holder” means a beneficial holder of Arcelor Brasil common shares that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

     If a partnership holds Arcelor Brasil common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding Arcelor Brasil common stock, and partners in a partnership holding Arcelor Brasil common stock, are urged to consult their tax advisors.

Distributions

     Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distributions paid to U.S. Holders of Arcelor Brasil common shares (including Brazilian withholding taxes imposed on such distribution) will be treated as a dividend under Section 301 of the Code, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such a dividend will be includable in the gross income of a U.S. Holder as ordinary income on the date received by the U.S. Holder. To the extent that the amount of any distribution exceeds Arcelor Brasil's current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in the common shares, and thereafter as capital gain.

     As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes under Section 316 of the Code.

     Dividends paid by Arcelor Brasil will not be eligible for the dividends received deduction allowed to corporations under the Code. Also, dividends paid by Arcelor Brasil will not be eligible for the preferential tax rates available to individuals and certain other U.S. Holders for certain qualified dividend income.

     The amount of any dividend paid in reais will equal the U.S. dollar value of the reais calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder regardless of whether the reais are converted into U.S. dollars. If the reais received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the reais equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as U.S. source ordinary income or loss for U.S. federal income tax purposes.

     Dividends received with respect to the common shares will be treated as foreign source income for U.S. federal income tax purposes, subject to various classifications and other limitations. Pursuant to Section 901 of the Code, a U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including those discussed in Section 904 of the Code), to claim a U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on Arcelor Brasil's common shares. U.S. Holders who do not elect to claim a credit for foreign taxes may instead claim a deduction in respect of such Brazilian withholding taxes (in accordance with Sections 164 and 275 of the Code). The rules relating to computing foreign tax credits are extremely complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits with respect to any Brazilian withholding taxes in regards of dividends paid on Arcelor Brasil's common shares.

Sale, Exchange or Other Taxable Disposition

     Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Arcelor Brasil common shares in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder's adjusted tax basis (determined in U.S. dollars) in the Arcelor Brasil common shares. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the common shares have a holding period of more than one year. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

     Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for U.S. federal income tax purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Brazilian withholding tax imposed on the sale, exchange or other taxable disposition of Arcelor Brasil common shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders who do not elect to claim a credit for foreign taxes may instead claim a deduction in respect of such Brazilian withholding taxes (in accordance with Sections 164 and 275 of the Code). The rules relating to computing foreign tax credits are extremely complex, and U.S. holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

Passive Foreign Investment Company Rules

     In general, a foreign corporation is considered a passive foreign investment company, or a PFIC, for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. Based on current estimates and on the nature of its income and assets, Arcelor Brasil does not believe that it was classified for its most recently ended taxable year, or will be classified for its current taxable year, as a PFIC for U.S. federal income tax purposes, and Arcelor Brasil intends to continue its operations in such a manner that it does not expect that it would become a PFIC in the future. However, the PFIC determination is made annually and is based on the portion of Arcelor Brasil's assets (including goodwill) and income that is characterized as passive and the nature of its activities from time to time. Additionally, the PFIC rules are complex and there are uncertainties as to the application of the PFIC rules in certain contexts. Accordingly, there can be no assurance that Arcelor Brasil will not be considered a PFIC for any taxable year.

     If Arcelor Brasil is or becomes a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its common shares (in accordance with Section 1296 of the Code), any gain realized on a sale or other taxable disposition of its common shares and certain “excess distributions” (generally distributions in excess of 125% of the average distribution over a three-year period or shorter holding period for its common shares) would be treated as ordinary income realized ratably over the U.S. Holder's holding period for Arcelor Brasil's common shares, and amounts allocated to prior years while Arcelor Brasil is a PFIC would be taxed at the highest tax rate in effect for each such year. An additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder.

     A U.S. Holder may make a mark-to-market election for Arcelor Brasil's common shares if its common shares are “regularly traded” on a “qualified exchange or other market.” Generally, a class of stock is regularly traded if it is traded on at least 15 days during each calendar quarter (other than in “de minimis” quantities) on a qualified exchange or other market. A foreign exchange is a qualified exchange or other market if such exchange is regulated or supervised by a governmental authority in the country in which the market is located and the exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced. However, Arcelor Brasil's common stock may not be regularly traded on a qualified exchange or other market. If a mark-to-market election were made, a U.S. Holder would take into account each year the appreciation or depreciation in value of its common shares, which would be treated as ordinary income or (subject to limitations) ordinary loss, as would gains or losses on actual dispositions of common shares.

     Any U.S. Holder who owns common shares during any taxable year that Arcelor Brasil is a PFIC would be required to file IRS Form 8621. U.S. Holders are used to consult their own tax advisors regarding the potential application of the PFIC rules to the common shares and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should Arcelor Brasil be considered a PFIC for any taxable year.

Backup Withholding

     In general, dividends on common shares, and payments of the proceeds of a sale, exchange or other disposition of Arcelor Brasil common shares, paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder may be subject to backup withholding at a current maximum rate of 28% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability provided the required information is provided to the IRS.

A. Dividends and Paying Agents

     Not applicable.

B. Statements by Experts

     Not applicable.

C. Documents on Display

     Arcelor Brasil is subject to the information requirements of the Securities Exchange Act of 1934, as amended, pursuant to which Arcelor Brasil file reports and other information with the Securities and Exchange Commission, or the Commission. Reports and other information filed by us with the Commission may be inspected and copies obtained at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511 and 233 Broadway, New York, NY 10279. You may obtain copies of this material by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     Arcelor Brasil also files financial statements and other periodic reports with the CVM.

     Copies of our annual reports on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our headquarters at Av. Carandaí, 1115, 26th floor 30130-915 – Belo Horizonte, State of Minas Gerais, Brazil.

     Further, Acindar also files financial statements and other periodic reports with the Argentine securities commission (Comisión Nacional de Valores).

D. Subsidiary Information

     Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Arcelor Brasil is exposed to market risks arising from its normal business activities. These market risks principally involve the possibility of changes in interest rates, exchange rates or raw material price variations that may adversely affect Arcelor Brasil's financial assets and liabilities or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices. Arcelor Brasil enters into derivatives or other financial instruments for hedging purposes, in order to manage and reduce the effect of fluctuations in foreign currency exchange rates.

     The table below provides information about Arcelor Brasil's significant interest rate-sensitive instruments and Arcelor Brasil's significant foreign currency exposure. The information presented in reais equivalents, which is Arcelor Brasil's reporting currency:

	Amount by Expected Maturity as of December 31, 2005

	(in million of reais)

	2006	2007	2008	2009	Thereafter	Total	Fair Value

LIABILITIES:
Short- and long-term debt, including
current portion:
Floating rate, denominated in
U.S. dollars	264.178	159.445	161.309	147.890	652.270	1.385.092	1.205.030
Average interest rate (over LIBOR)
Fixed rate, denominated in U.S. dollars	2.455	643	6.127	9.808	42.268	61.301	53.332
Average interest rate

Total short- and long-term denominated
in U.S. dollars	266.633	160.088	167.436	157.698	694.538	1.446.393	1.258.362
Floating rate, denominated in reais (*)	9.686	7.956	7.956	6.488	6.160	38.246	38.246
Average interest rate (over basket of
foreign currencies)
Floating rate, denominated in reais	232.566	162.499	141.618	137.128	117.437	791.248	791.248
Average interest rate (over TJLP)
Total short- and long-term denominated
in reais	242.252	170.455	149.574	143.616	123.597	829.494	829.494
Total short- and long-term debt, including
current portion	508.885	330.543	317.010	301.314	818.135	2.275.887	2.087.856

ASSETS
Cash and cash equivalents:
Cash and cash equivalents, denominated
in reais	440.065	-	-	-	-	440.065	440.065
Floating rate, denominated in U.S. dollars	232.665	-	-	-	-	232.665	232.665
Cash and cash equivalents, denominated in
argentinean pesos	410.575	-	-	-	-	410.575	410.575
Total cash and cash equivalents	1.083.305	-	-	-	-	1.083.305	1.083.305
___________________
(*) Based on a basket of foreign currencies to reflect BNDES's funding portfolio.

     The table below provides information about Arcelor Brasil's derivative instruments:

	Amount by Expected Maturity as of December 31, 2005

	(in million of reais)
							Fair
	2006	2007	2008	2009	Thereafter	Total	value

Cross currency swap contracts:
Purchased Pound sterling (DF)	9.8	-	-	-	-	9.8	(0.5)
Average strike prices (US$ to Pound
sterling)	1.79	-	-	-	-	1.79	-
Purchased Euro (DF)	11.2	-	-	-	-	11.2	(0.5)
Average strike prices (US$ to Euro)	1.25	-	-	-	-	1.25	-
Purchased Yen (DF)	36.3	-	-	-	-	36.3	(3.0)
Average strike prices (US$ to Yen)	104.23	-	-	-	-	104.23	-
Total	57.3	-	-	-	-	57.3	(4)

     Interest Rate Risk

     As of December 31, 2005, Arcelor Brasil's aggregated indebtedness of R$2,275.8 million consisted of 2.7% of fixed rate interest rate debt and 97.3% of variable interest rate debt. Arcelor Brasil's variable interest rate exposure is primarily subject to the variations of LIBOR for U.S. dollar-denominated borrowing, and the TJLP for real-denominated borrowings.

     Improved economic condition in Brazil from 2003 following increasing confidence in the new government resulted in a substantial decrease of risk spreads both in public and private internationally traded securities. In addition, there was a gradual decrease in the TJLP in 2004, from 11% per annum at December 31, 2003 to 9.75% per annum in the period from April 2004 through December 2004.

     Foreign Currency Exchange Rate Risk

     Under U.S. GAAP, Arcelor Brasil considers the U.S. dollar to be its functional currency since it is the currency in which Arcelor Brasil principally operates. Arcelor Brasil's liabilities that are exposed to foreign currency exchange rate risk are primarily denominated in U.S. dollars. Because Arcelor Brasil borrows primarily in U.S. dollars to support its operations and investments, Arcelor Brasil is exposed to market risks from changes in foreign exchange rates and interest rates. Export sales, which generate receivables payable in U.S. dollars, currently cover all of Arcelor Brasil's U.S. dollar-denominated liabilities.

     In order to reduce the effects of foreign exchange variations in Arcelor Brasil's indebtedness, Arcelor Brasil has adopted a policy of investing its cash and cash equivalents and marketable securities in securities linked to the U.S. dollar as presented in the following table:

As of December 31,
2005
(in million of reais)

Cash and cash equivalents and marketable securities	292.0
Accounts receivable	496.5
Trade accounts payable and other liabilities	(196.5)
Debt denominated in U.S. dollars (including debentures)	(1,586.4)

Net Exposure in U.S. dollars	(994.4)

     Commodity Price Risk

     Coke, scrap, pig iron and iron ore pellets and lumps are the principal raw materials used in Arcelor Brasil's steel making process. Arcelor Brasil is exposed to risks from fluctuations in prices of these raw materials. Arcelor Brasil does not currently hedge its exposure to changes in the prices of these raw materials. If the price of these commodities would have increased by 10% more than they actually did in 2005, Arcelor Brasil would have had additional expenses of approximately R$364.9 million.

     Coal and iron ore are the principal raw materials used in the steel making process. Arcelor Brasil is exposed to risk from fluctuations in prices of commodities and raw materials. Arcelor Brasil does not currently hedge its exposure to changes in prices of coal and iron ore, which are subject to fluctuations in the U.S. dollar/real exchange rate and to the European market rates. Arcelor Brasil does not hedge this exposure in part because a large portion of its sales are exports receivable in U.S. dollars and linked to international market prices of these commodities, and in part because the prices of steel slabs and hot rolled coils sold in the domestic market generally reflect changes in the international market prices of these products. In periods of high volatility in the U.S. dollar/real exchange rate, there is usually a lag between the time that the U.S. dollar appreciates and the time that Arcelor Brasil can effectively pass on the resulting increased cost in reais to its customers in Brazil. Accordingly, if the real depreciates significantly against the U.S. dollar in the future, Arcelor Brasil may not immediately be able to pass on all of the corresponding increases in its coal and iron ore to its customers in Brazil, which could negatively affect its results of operations and financial condition. See “Item 3D. Risk Factors\Risks Relating to Arcelor Brasil\The supply of some of the raw materials that Arcelor Brasil needs to produce steel is limited and raw material prices are highly volatile. To the extent that raw materials price increases cannot be passed on to consumers, Arcelor Brasil's operating costs would be increased.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     On December 23, 2005, Arcelor Brasil adhered to the “Level 1 of Corporate Governanace Requirements” on BOVESPA. To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian Corporate Law, an issuer must agree, among other things, to (a) ensure that shares of the issuer representing 25% of its total share capital are effectively available for trading; (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (c) comply with minimum quarterly disclosure standards; (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers with respect to securities issued by the issuer; (e) disclose the terms of the agreements entered with related parties; and (f) make a schedule of corporate events available to shareholders.

     In addition to those requirements under “Level 1,” since December 23, 2005, Arcelor Brasil has been in compliance with other requirements that are listing requirements for “Level 2” companies, such as granting tag-along rights to all shareholders in connection with a transfer of control of the company and offering the same price paid per share for controlling block common shares.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2005, the end of the period covered by this annual report. Based on their evaluation of the effectiveness of our disclosure controls and procedures, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were adequate to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002

     We filed a Form 15 on February 17, 2006 to terminate Arcelor Brasil's registration with the Securities and Exchange Commission. Because compliance with Section 404 of the Sarbanes-Oxley Act of 2002 would not be applicable to us before December 31, 2006, our management has decided not to develop a plan to achieve compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     As disclosed in “Item 16D. Exemptions from the Listing Standards for Audit Committee,” we concluded the process of implementing a fully independent audit committee as a best corporate governance practice, and presently, our current audit committee follows the independence requirements of the Securities and Exchange Commission. Our audit committee does not have an “audit committee financial expert.” We can give no assurances as to when or if “an audit committee financial expert” will be designated.

ITEM 16B. CODE OF ETHICS

     Our board of directors has adopted a Code of Ethics applicable to our directors, officers and employees, including our principal executive officer and principal financial officer. The Code of Ethics is part of our Policy of Disclosure of Acts or Relevant Facts and the Preservation of Confidentiality of Arcelor Brasil, as an exhibit to it, and can be found at www.arcelor.com.br. Information found at this website is not incorporated by reference into this document.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Auditores Independentes

     The following table sets forth by category of service the total fees for services performed by KPMG Auditores Independentes during the fiscal years ended December 31, 2005 and 2004:

	2005	2004

	(in reais)

Audit fees	6,080,811	1,334,024
Audit-related fees	481,227	345,940
Tax fees	-	145,399
All other fees	-	-

Total	6,562,038	1,825,363

Audit Fees

     For fiscal year 2005, audit fees included the audit of our annual Brazilian GAAP financial statements, including the U.S. GAAP financial information included therein, Arcelor Brasil's F-4 registration statement, prospectus review, review of our Brazilian GAAP quarterly reports, required statutory audits and the year-end audit and quarterly review of financial information for consolidation reporting to Arcelor S.A.

     For fiscal year 2004, audit fees included the audit of our annual Brazilian GAAP financial statements, review of our Brazilian GAAP quarterly reports, required statutory audits and the year-end audit and quarterly review of financial information for consolidation reporting to Arcelor S.A.

Audit-Related Fees

     Audit-related fees included the review of internal control procedures implemented by Arcelor Brasil, as well as accounting consultations related to and the application of U.S. GAAP and Brazilian GAAP.

Tax Fees

     There were no tax fees for services performed by KPMG Auditores Independentes during fiscal 2005.

     For fiscal year 2004, tax fees included general tax advice and review of a subsidiary's tax return

All Other Fees

     There were no other fees for services performed by KPMG Auditores Independentes during the fiscal years ended December 31, 2005 and 2004.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

     We do not have our shares listed on the NYSE, therefore, our audit committee is not subject to the listing standards of the NYSE for audit committees. Our audit committee was implemented on December 21, 2005 by approval of our board of directors. The principal responsibilities of the audit committee are to select, evaluate and, when appropriate, replace our independent registered public accounting firm; and to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information Arcelor Brasil provides to any governmental body or the public.

     The current members of our audit committee are Sérgio Silva Freitas, Eduardo Eugênio Gouveia Vieira and Maria Silvia Bastos. All members of the audit committee satisfy the audit committee membership independence requirements of the Securities and Exchange Commission.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

     In 2005, neither we nor any affiliated purchaser purchased or repurchased any of our equity securities.

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

     Our consolidated financial statements, together with the Report of our Independent Registered Public Accounting Firm thereon, are filed as part of this annual report and are located following the signature page hereof

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	English translation of our Estatuto Social (by-laws), as amended*

12.1	Section 302 Certification of the Chief Executive Officer*

12.2	Section 302 Certification of the Acting Chief Financial Officer*

13.1	Section 906 Certification of the Chief Executive Officer*

13.2	Section 906 Certification of the Acting Chief Financial Officer*

* Filed herewith

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Arcelor Brasil, S.A.

We have audited the accompanying consolidated balance sheets of Arcelor Brasil, S.A., formerly known as Companhia Siderúrgica Belgo-Mineira, and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Companhia Siderúrgica de Tubarão (“CST”), a wholly-owned subsidiary, which statements reflect total assets of R$11,903,329 thousand and total net revenues of R$5,387,162 thousand (after eliminating intercompany balances) as of and for the year ended December 31, 2005, respectively. Additionally, the financial statements of CST include footnote disclosures indicating that on the basis of generally accepted accounting principles in the United States of America, total assets and total net revenues of CST aggregate R$10,392,664 thousand and R$5,542,213 thousand as of and for the year ended December 31, 2005, respectively, and total assets of R$9,684,278 thousand as of December 31, 2004 and total net revenues of R$1,600,650 thousand for the three-month period ended December 31, 2004. The foregoing amounts are based on the historical costs of CST’s assets and liabilities prior to its acquisition by the Company and, accordingly, do not include the adjustments to such amounts reflected in the consolidated financial statements as a result of such acquisition. The financial statements of CST referred to above were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to such amounts included for CST, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Arcelor Brasil, S.A. and subsidiaries as of December 31, 2005, 2004 and 2003, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with generally accepted accounting principles in Brazil.

Accounting principles generally accepted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

April 19, 2006

KPMG Auditores Independentes

Belo Horizonte, Brazil

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Companhia Siderúrgica de Tubarão

Serra - ES, Brazil:

We have audited the accompanying consolidated balance sheets of Companhia Siderúrgica de Tubarão and its subsidiaries (the Company) as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in financial position and changes in shareholders’ equity for the year ended December 31, 2005 and for the three-month period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia Siderúrgica de Tubarão and its subsidiaries as of December 31, 2005 and 2004, the results of their operations and the changes in their financial position, and in shareholders’ equity for the year ended December 31, 2005 and for the three-month period ended December 31, 2004, in conformity with accounting practices adopted in Brazil.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flows for the year ended December 31, 2005 and for the three-month period ended December 31, 2004 are presented for purposes of additional analysis and are not a required part of the basic financial statements under accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.

January 20, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Consolidated balance sheets
(In thousands of Reais)

	December 31,

Assets	2005	2004

Current
Cash and cash equivalents (Note 4)	1,083,305	783,917
Marketable securities	161,411	146,258
Trade accounts receivable, net (Note 5)
Related parties (Note 9)	68,011	58,722
Other	1,195,173	709,972
Inventories (Note 6)	2,416,326	1,299,702
Recoverable taxes (Note 7)	363,316	139,560
Deferred tax assets (Note 16)	246,334	162,735
Other receivables
Related parties (Note 9)	6,936	5,704
Other	199,415	171,408

	5,740,227	3,477,978

Non-current
Deferred tax assets (Note 16)	774,083	670,735
Recoverable taxes (Note 7)	316,780	95,016
Restricted deposits for legal proceedings (Note 15)	386,884	346,911
Other equity securities	86,227	86,227
Other receivables	81,219	91,176

	1,645,193	1,290,065

Permanent
Investments (Note 8)
In associated companies	202,348	338,832
Other investments	10,183	10,044
Property, plant and equipment, net (Note 10)	10,304,144	2,918,685
Deferred charges, net (Note 11)	311,137	61,168

	10,827,812	3,328,729

Total assets	18,213,232	8,096,772

See accompanying notes to consolidated financial statements.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Consolidated balance sheets
(In thousands of Reais)

	December 31,

Liabilities and shareholders’ equity	2005	2004

Current liabilities
Trade accounts payable
Related parties (Note 9)	38,722	-
Other	618,510	454,637
Salaries and social security charges	245,447	142,402
Short-term debentures (Note 13)	57,786	80,675
Current portion of long-term debt (Note 12)
Related parties (Note 9)	55,370	-
Other	453,515	285,665
Income tax and social contribution payable	209,565	191,246
Other taxes payable	166,291	135,572
Dividends and interest on shareholders’ equity payable	995,253	98,987
Provisions for contingencies (Note 15)	114,407	78,427
Other liabilities (Note 14)
Related parties (Note 9)	25,096	20,076
Other	193,921	143,176

	3,173,883	1,630,863

Long-term liabilities
Long-term debt (Note 12)
Related parties (Note 9)	596,278	67,263
Other	1,170,724	306,843
Debentures (Note 13)	201,721	383,059
Provision for contingencies (Note 15)	586,540	499,545
Deferred tax liabilities (Note 16)	235,878	126,446
Other long-term liabilities (Note 14)	127,472	161,313

	2,918,613	1,544,469

Minority interest	597,071	596,351

Shareholders’ equity
Preferred shares - no par value, 3,179,128,000 shares
authorized and issued in 2004 (Note 17)	-	897,600
Common shares - no par value, 650,993,100 and 3,905,001,000
shares authorized and issued in 2005 and 2004,	9,413,545	1,102,400
respectively (Note 17)
Capital reserves (Note 17)	193,221	193,221
Revaluation reserves (Note 17)	-	87,131
Revenue reserves and retained earnings (Note 17)	1,916,899	2,044,737

	11,523,665	4,325,089

Total liabilities and shareholders’ equity	18,213,232	8,096,772

See accompanying notes to consolidated financial statements.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Consolidated statements of operations
(In thousands of Reais)

	Year ended December 31,

	2005	2004	2003

Gross revenue
Domestic	9,778,596	6,966,065	3,900,190
Foreign	3,631,629	1,615,130	1,028,289

	13,410,225	8,581,195	4,928,479
Sales deductions (Note 2)	(2,724,054)	(1,890,285)	(1,148,590)

Net revenue	10,686,171	6,690,910	3,779,889
Cost of products sold	(6,758,270)	(3,853,263)	(2,337,301)

Gross profit	3,927,901	2,837,647	1,442,588
Operating income (expenses)
Selling	(363,199)	(246,898)	(182,795)
General and administrative	(368,844)	(190,783)	(140,955)
Equity interest in income (loss) of associated companies	495,143	(7,116)	83,409
Amortization of goodwill	(332,885)	(342,439)	(177,896)
Employee profit sharing	(101,678)	(78,326)	(44,315)
Net financial expense (Note 18)	(220,688)	(84,217)	(27,907)
Other operating expenses (Note 19)	(108,822)	(91,157)	(75,078)

	(1,000,973)	(1,040,936)	(565,537)
Operating income	2,926,928	1,796,711	877,051

Non-operating results (Note 20)	(160,722)	(35,822)	(100,429)

Income before income tax, social contribution,
statutory attributions and minority interest	2,766,206	1,760,889	776,622

Income tax and social contribution (expense) benefit	(323,077)	(462,037)	8,838
Statutory attributions	(4,008)	(7,304)	(3,271)

Income before minority interest	2,439,121	1,291,548	782,189
Minority interest	(255,890)	(252,027)	(99,879)

Net income for the year	2,183,231	1,039,521	682,310

See accompanying notes to consolidated financial statements.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Consolidated statements of changes in shareholders’ equity
(In thousands of Reais, except share data in thousands)

	Share capital				Capital reserves		Revaluation reserves		Revenue reserves

	Common	Preferred	Common	Preferred	Treasury	Tax	Own	Subsidiaries’			Retained
	number	number	amount	amount	shares	incentive	assets	assets	Legal	Statutory	earnings	Total

At January 1, 2003	3,905,001	3,179,128	754,533	614,358	(3,149)	183,133	58,354	29,615	15,951	637,798	(14,661)	2,275,932

Tax incentives	-	-	-	-	-	12,129	-	-	-	-	-	12,129
Partial realization of reserves	-	-	-	-	-	-	(71)	-	-	-	71	-
Income tax and social contribution on
revaluation reserves	-	-	-	-	-	-	-	-	-	-	(24)	(24)
Effect of debt capitalization at BMPS	-	-	-	-	-	-	-	-	-	-	1,738,932	1,738,932
Provision according to CVM
rule nº 349 on goodwill transferred	-	-	-	-	-	-	-	-	-	-	(1,053,553)	(1,053,553)
Scope variation	-	-	-	-	-	-	-	-	-	-	(132,454)	(132,454)
Net income for the year	-	-	-	-	-	-	-	-	-	-	682,310	682,310
Appropriation of net income:
Constitution of reserves	-	-	-	-	-	-	-	-	27,420	364,705	(392,125)	-
Proposed interest on shareholders’
equity and dividends	-	-	-	-	-	-	-	-	-	-	(156,273)	(156,273)
Other	-	-	-	-	-	-	-	-	-	-	(265)	(265)

At December 31, 2003	3,905,001	3,179,128	754,533	614,358	(3,149)	195,262	58,283	29,615	43,371	1,002,503	671,958	3,366,734

See accompanying notes to consolidated financial statements.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Consolidated statements of changes in shareholders’ equity
(In thousands of Reais, except share data in thousands) (continued)

	Share capital				Capital reserves		Revaluation reserves		Revenue reserves

	Common	Preferred	Common	Preferred	Treasury	Tax	Own	Subsidiaries’			Retained
	number	number	amount	amount	shares	incentive	assets	assets	Legal	Statutory	earnings	Total

At January 1, 2004	3,905,001	3,179,128	754,533	614,358	(3,149)	195,262	58,283	29,615	43,371	1,002,503	671,958	3,366,734

Capital increase with reserves	-	-	347,867	283,242	-	-	-	-	-	(631,109)	-	-
Tax incentives	-	-	-	-	-	1,108	-	-	-	-	-	1,108
Partial realization of reserves	-	-	-	-	-	-	(767)	-	-	-	767	-
Income tax and social contribution on
revaluation reserves	-	-	-	-	-	-	-	-	-	-	(256)	(256)
Realization of provision CVM rule nº349	-	-	-	-	-	-	-	-	-	-	210,770	210,770
Net income for the year	-	-	-	-	-	-	-	-	-	-	1,039,521	1,039,521
Appropriation of net income:
Constitution of reserves	-	-	-	-	-	-	-	-	52,995	714,925	(767,920)	-
Proposed interest on shareholders’
equity and dividends	-	-	-	-	-	-	-	-	-	-	(291,993)	(291,993)
Other	-	-	-	-	-	-	-	-	-	-	(795)	(795)

At December 31, 2004	3,905,001	3,179,128	1,102,400	897,600	(3,149)	196,370	57,516	29,615	96,366	1,086,319	862,052	4,325,089

See accompanying notes to consolidated financial statements.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Consolidated statements of changes in shareholders’ equity
(In thousands of Reais, except share data in thousands) (continued)

	Share capital				Capital reserves		Revaluation reserves		Revenue reserves

	Common	Preferred	Common	Preferred	Treasury	Tax	Own	Subsidiaries’			Retained
	number	number	amount	amount	shares	incentive	assets	assets	Legal	Statutory	earnings	Total

At January 1, 2005	3,905,001	3,179,128	1,102,400	897,600	(3,149)	196,370	57,516	29,615	96,366	1,086,319	862,052	4,325,089

Capital increase with reserves	-	-	1,000,000	-	-	-	-	-	-	(1,000,000)	-	-
Conversion of preferred shares
to common shares	3,179,128	(3,179,128)	897,600	(897,600)	-	-	-	-	-	-	-	-
Issuance of shares	5,935,732	-	6,413,545	-	-	-	-	-	-	-	-	6,413,545
Reversal of revaluation reserves	-	-	-	-	-	-	(57,516)	(29,615)	-	-	87,131	-
Income tax and social contribution on
revaluation reserves	-	-	-	-	-	-	-	-	-	-	(29,625)	(29,625)
Effects of debt capitalization at BMPS	-	-	-	-	-	-	-	-	-	-	(563,740)	(563,740)
Realization of provision CVM rule nº 349	-	-	-	-	-	-	-	-	-	-	210,653	210,653
Net income for the year	-	-	-	-	-	-	-	-	-	-	2,183,231	2,183,231
Appropriation of net income:
Constitution of reserves	-	-	-	-	-	-	-	-	110,799	1,101,429	(1,212,228)	-
Proposed interest on shareholders’
equity and dividends	-	-	-	-	-	-	-	-	-	(10,188)	(1,003,746)	(1,013,934)
Other	-	-	-	-	-	-	-	-	-	-	(1,554)	(1,554)
Reverse stock split (Note 17)	(12,368,868)	-	-	-	-	-	-	-	-	-	-	-

At December 31, 2005	650,993	-	9,413,545	-	(3,149)	196,370	-	-	207,165	1,177,560	532,174	11,523,665

See accompanying notes to consolidated financial statements.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Consolidated statements of cash flows
(In thousands of Reais)

	Year ended December 31,

	2005	2004	2003

Cash flows from operating activities
Net income	2,183,231	1,039,521	682,310
Adjustments to reconcile net income to cash provided by
operating activities:
Depreciation, amortization and depletion	936,280	680,753	344,733
Minority interest	255,890	252,027	99,879
Equity interest in income (loss) of associated companies	(495,143)	7,116	(83,409)
Loss on disposal of permanent assets, net	104,308	19,891	46,279
Income tax and social contribution	323,077	462,037	(8,838)
Others (mainly interest and foreign exchange variation)	175,241	66,421	306,822

Decrease (increase) in assets
Trade accounts receivable	48,117	(189,115)	45,952
Inventories	59,154	(447,711)	(97,245)
Other receivables	(422,433)	(51,114)	(425,655)

Increase (decrease) in liabilities
Trade accounts payable	(96,798)	56,073	38,816
Salaries and social security charges	2,725	37,122	12,012
Taxes and social contribution payable	(473,942)	(361,469)	46,680
Other liabilities	(88,093)	(48,926)	(126,296)

Net cash provided by operating activities	2,511,614	1,522,626	882,040

Cash flows from investing activities
Investments	571,786	63,510	(234,802)
Proceeds from sales of property, plant and equipment	4,319	-	-
Purchase of property, plant and equipment and
expenditures on deferred charges	(1,797,489)	(393,913)	(338,400)
Sales of shares	(246)	-	-

Net cash used in investing activities	(1,221,630)	(330,403)	(573,202)

Cash flows from financing activities
Loans and financing received	933,458	589,273	596,129
Loans and financing paid	(1,428,968)	(755,177)	(778,489)
Redemption of debentures	(208,296)	(346,237)	(25,526)
Payment of dividends and interest on shareholders’ equity	(286,790)	(379,073)	(135,817)

Net cash used in financing activities	(990,596)	(891,214)	(343,703)

Increase (decrease) in cash and cash equivalents	299,388	301,009	(34,865)

Cash and cash equivalents at the beginning of the year	783,917	482,908	517,773

Cash and cash equivalents at the end of the year	1,083,305	783,917	482,908

See accompanying notes to consolidated financial statements.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

1 THE COMPANY AND ITS PRINCIPAL OPERATIONS

Arcelor Brasil S.A. (controlled by Arcelor S.A., whose stake is approximately 66% of the total capital of Arcelor Brasil S.A. and with headquarters in Luxembourg) is the new corporate name of Companhia Siderúrgica Belgo-Mineira, effective as from December 21, 2005.

Arcelor Brasil S.A. (the parent company) is a publicly-held company, located in Belo Horizonte – Minas Gerais, with shares traded on the São Paulo Stock Exchange (BOVESPA). With its subsidiaries in Brazil and abroad (collectively known as the “Company” or “Arcelor Brasil”), it has as its main activities the installation and exploration of industries and developments in the siderurgical and metallurgical sectors and the investment in the capital of other companies with the same activities or supplementary activities, including the production and selling of electric energy and other inputs related to the siderurgical and/or metallurgical activities.

As a result of the corporate reorganization led by Arcelor S.A in Brazil, which was approved by the shareholders’ general meetings on September 28 and 30, 2005, the Company became the holder of the total capital of Companhia Siderúrgica de Tubarão (“CST”) and Vega do Sul S.A. (“Vega”). Through a series of step-up acquisitions, Arcelor S.A. held 73.34% of CST acquired as follows: 18.83% in 1998, 9.42% in 2003, and 45.09% in 2004. Vega has been under control of Arcelor S.A. since 2001.

According to the Company by-laws, the transfer date of these investments was retroactive to May 31, 2005; therefore, the Company’s consolidated financial statements include the results of CST and Vega from June 1, 2005 to December 31, 2005. The financial results of CST and Vega prior to May 31, 2005 are not included in these consolidated financial statements.

The following is a summary of the Company’s operating subsidiaries by sector:

Long Steel

Belgo Siderurgia

Belgo Siderurgia, together with its subsidiaries, manufactures and sells long and drawn steels. The products are mainly directed to the civil construction, industrial production and agribusiness sectors, including, among others, rods, profiles, wire rods and wires. Together with integrated and semi-integrated plants, in addition to drawing mills in Brazil and Argentina, it has an annual production capacity of approximately 5.1 million tons (unaudited) of raw steel. Moreover, the subsidiary CAF Santa Bárbara manufactures charcoal arising from reforestation activities.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

Flat Steel

Companhia Siderúrgica de Tubarão

CST manufactures and sells semi-finished flat-rolled steel products. Its product lines consist mainly of the steel plate and coiled hot-rolled strips. CST also co-owns a deep water port and a railway terminal adjoining its plant where it receives iron ore supplies. The integrated plant, located in the city of Serra, in the state of Espírito Santo, has an annual production capacity of 5.0 million tons (unaudited) of raw steel.

Vega do Sul

Vega do Sul, located in the city of São Francisco do Sul, in the state of Santa Catarina, is a steel transformation industry counting on the most modern pickling, cold rolling and galvanizing processes. This company offers steel coils to the automobile, house appliances, civil construction and pipe industries, among others. Its raw material, hot-rolled coil, is supplied by CST. The company started operations in 2003 and its annual production capacity is 880 thousand tons (unaudited) of coiled cold-rolled strips and galvanized products.

2 PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been presented in Brazilian reais (R$) prepared in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on Brazilian Corporate Law (Law No. 6404/76, as amended) and the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”).

The consolidated financial statements are an adaptation from those originally issued in Brazil, based on Brazilian GAAP. Certain reclassifications and changes in terminology have been made and these notes have been expanded in order to conform more closely to reporting practices prevailing pursuant to accounting principles generally accepted in the United States (“US GAAP”). In this regard, the statements of sources and uses of funds (“DOAR”) disclosed under Brazilian GAAP have been replaced by the consolidated statements of cash flows.

Accounting principles derived from Brazilian GAAP differ in significant respects from US GAAP. For more information about the differences between Brazilian GAAP and US GAAP and a reconciliation of net income and shareholders’ equity from Brazilian GAAP to US GAAP, refer to Note 25, and for additional disclosures required by US GAAP refer to Note 26.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

Description of significant accounting policies

a. Consolidation principles

The consolidated financial statements as of December 31, 2005 and 2004 and for the three-year period ended December 31, 2005 have been prepared in accordance with Brazilian GAAP and include Arcelor Brasil and its subsidiaries listed below. The consolidated financial statements also include part of the assets, liabilities, revenues and costs of an interest in Usina Hidrelétrica Guilman-Amorim S.A., which has been consolidated based on the proportion of the equity interest the Company holds to the total capital of the investee. In 2003, when the Company’s subsidiary, Acindar Ind. Argentina de Aceros S.A. (Acindar), was accounted for as an equity investment, Acindar reported its annual results to the Company based on a November 30 year end. All intercompany transactions and balances are eliminated upon consolidation. The interests of minority shareholders in the consolidated subsidiaries of the Company are separately disclosed.

Information on consolidated subsidiaries

	Direct and indirect
	ownership % total
	capital at year end

	2005	2004

Long steel
BELGO Siderurgia S.A.	100.00	99.96
Acindar Ind. Argentina de Aceros S.A.	72.64	72.68
Belgo-Mineira Participação Indústria e Comércio S.A.	100.00	100.00
Belgopar Ltda.	100.00	100.00
Itauna Siderúrgica Ltda.	100.00	100.00

Flat steel
Companhia Siderúrgica de Tubarão (CST) (1)	100.00	-
Vega do Sul S.A. (1)	100.00	-

Wire sector
BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda.	55.50	55.50
Belgo Bekaert Arames Ltda.	55.00	55.00
Belgo Bekaert Nordeste S.A.	54.47	54.44

Other
BMS - Belgo-Mineira Sistemas S.A.	100.00	100.00
Belgo-Mineira Engenharia Ltda.	100.00	100.00
BMF - Belgo-Mineira Fomento Mercantil Ltda.	100.00	100.00
Belgo-Mineira Comercial Exportadora S.A. - BEMEX	100.00	100.00
BEMEX International Ltd.	100.00	100.00
CAF Santa Bárbara Ltda.	100.00	100.00

(1) Entity acquired in 2005 – See Note 3

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

	Direct and indirect
	ownership % total
	capital at year end

	2005	2004

Belgo-Mineira Uruguay S.A.	100.00	99.96
SOL Coqueria Tubarão S.A.	99.00	37.00
Sibral Participações Ltda.	100.00	-
PBM - Picchioni Belgo Mineira DTVM S.A.	74.50	74.50
Usina Hidrelétrica Guilman-Amorim S.A.	51.00	51.00

b. Statement of operations

Revenue from the sale of goods is recognized in the statement of operations when title is transferred at which time risks and rewards of ownership are transferred to the buyer; there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectibility is probable. No reserve for expected returns is recorded, as such amounts are insignificant.

For domestic sales, title and risks and rewards of ownership are transferred to the buyer, and revenue is recognized when the product is shipped or upon delivery to the customer’s carrier, in accordance with the terms of the arrangement with the customer. For export sales, title and risks and rewards of ownership are transferred to the buyer, and revenue is recognized when products are delivered to the carrier and are cleared for export to the carrier nominated by the buyer at the shipping terminal, in accordance with the terms of the arrangement with the customer.

Sales deductions include value-added taxes and costs related to shipping and handling. Shipping and handling expenses amounted to R$481,147, R$337,380 and R$265,559 for 2005, 2004 and 2003, respectively.

Other expenses and costs are recognized on an accrual basis.

c. Accounting estimates

Preparation of the consolidated financial statements in accordance with accounting policies derived from Brazilian GAAP requires that management of the Company make certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, recoverability of deferred income tax assets, provision for contingencies, valuation of derivative instruments and assets, and liabilities related to employee benefits. Actual results could differ from those estimates. The Company reviews the estimates and assumptions quarterly.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

d. Foreign currency

Assets and liabilities reported in foreign currencies, mainly the US dollar (US$) and Argentine peso ($), were translated to Brazilian reais (R$) at the exchange rates in force at the balance sheet date (December 31, 2005 – US$1.00 = R$2.3407 and $1.00 = R$0.7737 and December 31, 2004 - US$1.00 = R$2.6544 and $1.00 = R$0.8955) . Foreign exchange differences arising on translation are recognized in the statement of operations as financial expenses or income.

For overseas subsidiaries, the assets and liabilities are remeasured to reais at the exchange rate in force at the balance sheet date.

e. Current and non-current assets

• Cash and cash equivalents

Cash and cash equivalents include all highly liquid temporary cash investments with maturity dates of three months or less. Unrealized gains or losses are included in net financial income (expenses).

• Marketable securities

The Company buys debt securities primarily with the objective of selling in the short term. These securities are valued at cost plus interest or mark-to-market at the balance sheet dates and unrealized gains (losses) are included in net financial income (expenses). These securities primarily comprise foreign currency debt securities and Brazilian Government bonds held through private funds. A portion of marketable securities are considered as held-to-maturity and are measured at amortized cost, adjusted for amortization or accretion of premiums or discounts, as the Company has the positive intent and ability to hold them to maturity.

• Trade accounts receivable and provision for doubtful accounts

Trade accounts receivable are reflected at the estimated net realizable value and do not bear interest. The provision for doubtful accounts is recorded at an amount considered sufficient by management to cover estimated losses arising on collection of accounts receivable.

• Inventories

Inventories are valued at the weighted average cost of acquisition or production, which does not exceed replacement cost or realizable values.

The cost of inventories includes purchase and transportation costs. The finished goods and work in process includes general factory overhead based on normal operating capacity.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

• Other current and non-current assets

Other current and non-current assets are stated at net realizable amounts.

f. Permanent assets

• Investments

The investments in associated companies, where the Company has greater than a 20% ownership interest and exercises significant influence on management, are valued using the equity method. The goodwill determined by the Company or its subsidiaries in the acquisition of investments is amortized within the period defined in accordance with the underlying net assets acquired, while negative goodwill is amortized within the period defined in accordance with the underlying net assets acquired or upon the sale or impairment of the investment.

• Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost less accumulated depreciation. Depreciation is calculated using the useful lives reported in Note 10. Depreciation expense of property, plant and equipment is recorded in the statement of operations as either a cost of products sold, selling or general and administrative expense.

Management of the Company and the subsidiaries BMP Siderurgia S.A (BMPS), Belgo Bekaert Arames S.A. (BBA) and Belgo-Mineira Bekaert Artefatos de Arame Ltda. (BMB), changed the estimated useful lives of the buildings and facilities and industrial equipment to better reflect useful lives considering actual utilization of the fixed assets, which are now depreciated at annual rates of between 4% and 10% (previously between 3% and 5%), as from January 1, 2004. The effect of the changes to the useful lives of property, plant and equipment for the year ended December 31, 2004 was an increase of approximately R$130,000 in depreciation charges.

Expenditures for repairs and maintenance of existing property, plant and equipment, which extend the useful lives of the related assets, are capitalized and depreciated over the remaining useful life.

Cost of forest development is capitalized as incurred, and is mainly related to forest implementation costs, such as soil preparation, preparation of seedlings, planting, pest control and clearing. The depletion of the forest reserves of the subsidiary CAF Santa Bárbara Ltda. is calculated based on the volume of timber cut in relation to the potential existing volume.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

As a result of the creation of Arcelor Brasil and the alignment of the Company’s accounting policies, the revaluation of property, plant and equipment originally recorded by the subsidiary CST was reversed in 2005 for consolidation purposes and subsequently it is being carried at cost.

• Deferred charges

The Company defers charges related primarily to pre-operation expenses incurred in the construction or expansion of a new facility until the facility begins operations. Deferred charges are amortized using the straight-line method over 5 to 10 years.

g. Environmental and site reclamation and restoration costs

Expenditures relating to ongoing environmental and restoration programs are charged against earnings as incurred. These ongoing programs are designed to minimize the environmental impact of the Company’s operations and to manage the environmental risks of its activities. Liabilities with respect to such costs are recorded at the time that they are considered probable and are reasonably estimable.

h. Provisions for contingencies

Provisions for contingencies are recognized on the balance sheet when the Company has an obligation resulting from a past event, and it is probable and estimable that an outflow of economic benefits will be required to settle the obligation. Provisions recorded reflect the best estimate of the loss incurred.

i. Accounting for derivatives

The Company maintains an overall risk management strategy to minimize significant unplanned fluctuations caused by foreign exchange rate volatility. The Company sometimes enters into derivative instruments to protect against exchange rate movements. Gains and losses on these contracts are recognized currently in income based on the market values of these contracts at the end of each period, offsetting the foreign exchange gains and losses arising on the corresponding account balances.

j. Pension plan and post employment benefits

The Company together with its subsidiaries sponsors employees’ pension plans. The costs of sponsoring the pension plans and any deficits (surpluses) of the plan are recorded in accordance with CVM Deliberation 371 of December 13, 2000. The Standard requires the recognition of net actuarial assets and obligations relative to benefits payable to current and retired employees. The contributions are determined and accrued based on actuarial appraisals, when applicable. The Company also sponsors a defined contribution plan for employees hired as from January 2003.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

k. Income tax and social contribution

Brazilian taxes on income consist of federal income and social contribution taxes, the latter being a federally mandated tax based on income. The federal statutory income tax rate was 25% for taxable income earned in 2005, 2004 and 2003. The social contribution tax rate for the same period was 9% (resulting in a composite rate of 34% for the years presented).

The tax effects of income tax loss carry-forwards, expected to be recovered through offset, are recorded as deferred tax assets on the balance sheet. These income tax loss carry-forwards do not expire; however, they may only be used to offset up to 30% of taxable income in any given subsequent year. Pursuant to CVM Instruction 371 of June 27, 2002 (local standard for accounting for income taxes), only tax losses that are estimated to be recovered up to a ten-year period based on a discounted cash flow model are recorded as assets. In the event realization of deferred tax assets is not considered probable, no such assets are recorded.

l. Reclassifications

Certain reclassifications have been made to prior years’ consolidated financial statements to conform to the classifications used in 2005.

3 ACQUISITIONS AND REORGANIZATION

a. Acquisition of Companhia Siderúrgica de Tubarão and Vega do Sul

As described in Note 1, the Company began consolidating CST and Vega effective June 1, 2005 as a result of a reorganization led by Arcelor S.A., majority shareholder of the companies. The reorganization, which was approved on September 30, 2005 but retroactively applied to May 31, 2005 (as permitted by Brazilian Corporate Law), gave control of CST and Vega to Arcelor Brasil. The process occurred in two stages: (1st ) merger with the holding companies, Arcelor Aços do Brasil Ltda. (“AAB”) and APSL ONPN Participações S.A. (APSL), which had direct interest in CST and Vega do Sul; and (2nd ) merger of shares of the CST minority interest shareholders who opted to exchange their shares held in CST for shares of Arcelor Brasil.

The exchange ratios used in the merger were one (1.00) Arcelor Brasil common share for each 8.52042 APSL shares and one (1.00) Arcelor Brasil common share for each 0.93057 AAB share. The minority interest shareholders of CST common shares received one (1.00) common share of Arcelor Brasil for every 9.32 CST common shares they held; the holders of CST preferred shares received one (1.00) common share of Arcelor Brasil for every 9.32 CST preferred shares they held and the holders of CST American Deposit Receipts (ADRs) received one (1.00) common share of Arcelor Brasil for every 0.00932 CST ADRs they held upon surrender of CST ADRs. Refer to Note 17 for the number of Arcelor Brasil shares issued as part of the reorganization.

Under Brazilian GAAP, the assets and liabilities of CST and Vega were recorded by the Company

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

at their carrying values in the books of CST and Vega. The shares issued by Arcelor Brasil were recorded at the carrying value of the net assets acquired and the shareholders’ equity of CST and Vega were reclassed as an increase to Arcelor Brasil’s share capital. As a result of these transactions, the Company did not recognize any goodwill or negative goodwill. However, APSL had on its books negative goodwill of R$ 59,880, which is reflected in the Company’s consolidated financial statements at December 31, 2005.

b. Acquisition of ACINDAR - Industria Argentina de Aceros S.A.

On May 7, 2004, the Company converted into shares its previously acquired Convertible Negotiable Obligations (ONCs) issued by ACINDAR, and exercised its call option to purchase all of ACINDAR’s shares belonging to the Acevedo group (the former controlling shareholder), which was granted in 2000 when the Company purchased its original 20.44% interest. With these two transactions, Arcelor Brasil increased its participation in the total share capital of ACINDAR from 20.44% to 66.06%, obtaining control over the company.

On October 4, 2004, Arcelor Brasil increased its participation in ACINDAR to 72.68% through the exercise of warrants issued by ACINDAR at the price of US$ 40.0 million.

In addition, Arcelor Brasil and third parties hold additional ONC issued by ACINDAR that are convertible into ACINDAR’s shares from January 4, 2006 to February 4, 2013. In the event these ONCs are fully converted into shares, Arcelor Brasil’s participation would be diluted to approximately 63.50% .

ACINDAR is the largest producer of long-steel products in Argentina, manufacturing rolled steel and wire steel products such as wire rods, bars, profiles and pipes.

Acquisition of Fortunato Bonelli y Cia. S.A.

On November 30, 2004, ACINDAR, who already owned 49%, acquired the remaining 51% of Fortunato Bonelli y Cia S.A. (a company engaged in manufacturing steel bars) for US$ 30.5 million.

c. Acquisition of Mendes Júnior Siderurgia S.A.

On March 14, 2003, for R$50,209, the Company acquired from third parties a participation of 99.7% of the total share capital of Mendes Júnior Siderurgia S.A. (SMJ), a company engaged in the production of steel and manufacturing of rolled and wire products. After the acquisition, SMJ was renamed BMP Siderurgia S.A. (BMPS).

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

Prior to the acquisition, the facilities of SMJ had been leased by the Company. At the time the lease agreement was signed in 1995, SMJ was financially insolvent with debts and negative net equity of approximately R$6,000,000. In order for the acquisition to be viable, the Company implemented a strategy that involved the assumption of SMJ debts directly from the creditors. At the acquisition date, April 1, 2003, the Company had assumed approximately 99% of the total SMJ debts for R$434,000.

In June 2003, BMPS was capitalized with R$4,056,000 of the debt assumed and with other assets of the Company amounting to R$1,478,000. Pursuant to Brazilian GAAP accounting and considering that BMPS had negative net equity, the amount of the assets transferred, plus the price paid for the shares and the amount paid for the portion of the debts capitalized (R$246,000 out of the R$434,000) were recorded as goodwill by the Company. The total goodwill amounted to R$1,774,000 and is being amortized over 5 years.

The amortization of this goodwill was not tax deductible at its formation date. However, as from January 1, 2004, as the Company fulfilled certain requirements of the Brazilian tax legislation, its amortization became deductible for tax purposes. Pursuant to requirements of CVM as from December 31, 2003, this goodwill is being presented in the consolidated financial statements at the net amount of the tax benefit that is expected to generate at the statutory income tax rate of 34%. In order to produce this effect, a provision was recorded against a special reserve in shareholders’ equity at an amount of R$1,053,553 in order to reduce the unamortized balance of the goodwill to the estimated value of the future tax benefits. The reversal of this provision, which occurs simultaneously to the realization of the tax credits, is the amount necessary to ensure no reduction in the earnings and dividends, as required by CVM.

On December 31, 2005, the tax benefit asset was R$327,000 (R$435,000 in 2004 and R$543,000 in 2003) and was classified between current and non-current deferred tax assets (Note 16a.). In 2003, the expected tax credits were classified as deferred charges as the conditions of tax deductibility were not yet met.

4 CASH AND CASH EQUIVALENTS

	2005	2004

Cash and bank	249,582	143,827
Short-term investments (*)	833,723	640,090

Total	1,083,305	783,917

(*) Represents investments in short-term securities and mutual funds with highly rated financial institutions with maturities of less than 90 days. Unrealized gains or losses are included in net financial income (expenses).

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

5 TRADE ACCOUNTS RECEIVABLE

	2005	2004

Trade accounts receivable
Domestic market
Third parties	806,931	490,012

Total domestic market	806,931	490,012

Foreign market
Related parties	68,011	58,722
Third parties	428,518	296,126

Total foreign market	496,529	354,848

Discounted receivables	(14,555)	(54,330)
Provision for doubtful accounts	(25,721)	(21,836)

Total	1,263,184	768,694

The movements in the provision for doubtful accounts are as follows:

	2005	2004	2003

Balance at the beginning of the year	(21,836)	(22,541)	(25,039)

Additions	(6,181)	(5,497)	(3,521)
Write-offs	4,080	6,171	6,019
Exchange variation	(753)	31	-
Additions from acquired companies	(1,031)	-	-

Balance at the end of the year	(25,721)	(21,836)	(22,541)

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

6 INVENTORIES

	2005	2004

Finished goods	1,045,227	553,395
Work in process	257,470	155,461
Raw materials	721,619	467,082
Spare parts and sundry materials	193,338	27,923
Imports in transit, mainly raw materials	198,672	95,841

Total	2,416,326	1,299,702

7 RECOVERABLE TAXES

	2005	2004

Income tax and social contribution	254,026	107,447
Value added tax (ICMS)	292,702	78,775
Withholding income tax (IRRF)	2,991	-
Social integration program (PIS)	15,178	-
Social contribution on revenues (COFINS)	46,987	-
Excise tax (IPI)	3,327	4,246
Other	64,885	44,108

Total	680,096	234,576

Current	363,316	139,560
Non-current	316,780	95,016

Total	680,096	234,576

The ICMS tax credits to the extent of R$156,982 (2004 – R$0) has been recorded as non-current since it resulted from the acquisition of property, plant and equipment and is being recognized over 48 months beginning from the assets’ acquisition dates.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

8 INVESTMENTS

	2005	2004

Investments in associate companies	126,035	167,968
Goodwill on the acquisition of investees	76,313	170,864
Other investments	10,183	10,044

Total	212,531	348,876

After the corporate restructuring of Arcelor S.A. in Brazil on May 31, 2005, SOL Coqueria Tubarão S.A. became a subsidiary of Arcelor Brasil and was consolidated by the Company as of May 31, 2005. In 2004, the amount related to the Company’s investment in SOL was R$30,181.

Arcelor Brasil’s investments in associates include:

  Wire sector: Belgo Siderurgia owns 27.5% of the total capital of Cimaf Cabos, Wire Rope Industries and Prodinsa, and 26.26% in Procables. At December 31, 2005, the total investment in these entities amounted to R$ 68,893 (R$ 68,993 in 2004).

  Long steel sector: the subsidiary Acindar owns 50.0%, 33.0% and 16.67% of Acindar Pymes S.G.R., I.P.H. S.A.I.C.F. and Eco Oil S.A., respectively. At December 31, 2005, the total investment in these entities amounted to R$ 47,845 (R$ 60,172 in 2004).

The goodwill on the acquisitions of investees relates mainly to ACINDAR (R$105,547 - 2005 and R$118,462 - 2004) and Fortunato Bonelli (R$38,221 – 2005 and R$59,626 – 2004). Included in the 2005 balance is also negative goodwill of R$59,880 resulting from the merger of holdings AAB and APSL (see Note 3), as well as from the BBA acquisition in the amount of R$7,224 (R$7,224 – 2004).

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

9 RELATED PARTIES

The transactions and balances with unconsolidated related parties comprise ordinary purchases and sales of raw materials and products within the ongoing operations of the Company, effected under terms comparable with those of similar transactions with third parties. In addition, at December 31, 2005 and 2004, the Company had a loan from Arcelor Finance SCA with terms and conditions comparable with those of similar transactions with third parties. The balances and transactions included in the consolidated financial statements as of and for the years ended December 31, 2005, 2004 and 2003 are summarized as follows:

	2005

	Balance sheet			Results of operations

	Current	Current	Long-term
	assets	liabilities	liabilities	Sales	Purchases	Other

ARCELOR Group
TrefilARBED Kiswire Co Ltd.	-	-	-	4,411	-	-
TrefilARBED Arkansas Inc	10,527	-	-	19,312	-	-
TrefilARBED Bettembourg	-	-	-	30	-	-
Asbm SARL	-	18,165	-	-	-	(2,823)
Arcelor International America	11,232	-	-	327,026	420	-
Arcelor Finance SCA	-	55,370	596,278	205	98	(12,220)
Arcelor Trading Antwerp	11,389	-	-	38,663	-	-
Arcelor International Canada	1,123	-	-	81,316	-	-
Arcelor International Singapore	-	-	-	6,440	-	-
Arcelor Long Commercial S.A.	-	5,003	-	-	13,745	-
Arbed S.A.	-	1,242	-	-	-	(308)
Aceralia Corporacion
Siderurgica S.A.	-	21,112	-	-	111,944	-
Aceralia Transformados	12,425	-	-	12,016	-	-
DTT Purchasing	-	-	-	23,845	-	-
Gonvari Parana	10,940	-	-	182,617	-	-
Gonvari Industrial	17,033	-	-	17,761	-	-
Paul Wurth S.A.	-	-	-	198	8,886	-
Paul Wurth do Brasil Ltda.	-	959	-	-	86,178	-
Usinor	-	9,837	-	6,349	2,930	-
Cockerill Sambre S.A.	-	-	-	-	7,940	-
Arcelor Auto Brasil Ltda.	-	-	-	7,157	-	-
Acesita	278	1,811	-	7	8,672	-
Sidarfin NV	-	5,689	-	-	-	(898)

Total	74,947	119,188	596,278	727,353	240,813	(16,249)

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

	2004

	Balances sheet			Result of operations

	Current	Current	Long-term
	assets	liabilities	liabilities	Sales	Purchases	Other

Cimaf Cabos S.A. *	5,704	-	-	7,340	-	(150)
ARCELOR Group:
TrefilARBED Kiswire Co Ltd.	580	-	-	12,675	-	-
TrefilARBED Arkansas Inc	6,164	-	-	16,138	-	-
TrefilARBED Bettembourg S.A.	-	-	-	26	-	-
EMESA Trefileria S.A.	-	-	-	3,034	-	-
Asbm SARL	-	13,596	-	-	-	1,318
Arcelor International America
Inc.	50,859	-	-	22,837	-	-
Arcelor Finance SCA	-	-	67,263	-	-	903
Arcelor Trading Antwerp	-	-	-	12,329	-	-
Arbed S.A.	-	1,820	-	-	-	262
Aceralia Corporacion
Siderurgica S.A.	-	-	-	-	80,546	-
Aceralia Perfiles Madrid, SL	-	-	-	-	3,920	-
Paul Wurth S.A.	-	-	-	-	744	-
Sidarfin NV	-	4,661	-	-	-	-
Arcelor International Canada
Inc.	1,119	-	-	-	-	-

Total	64,426	20,077	67,263	74,379	85,210	2,333

* Associated companies of Arcelor Brasil

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

	2003

	Results of operations

	Sales	Purchases	Other

Acindar Industria Argentina de Aceros*	-	-	-
Cimaf Cabos S.A. *	4,415	-	571
ARCELOR Group:
TrefilARBED Kiswire Co Ltd	7,505	-	-
TrefilARBED Arkansas Inc	11,800	-	-
TrefilARBED Bettembourg S.A.	276	-	-
EMESA Trefileria AS	8,740	-	-
Asbm SARL	-	-	(825)
Arcelor Trading USA LLC	4,680	-	-
Arcelor International America LLC	43,809	2,287	-
Arcelor Trading Antwerp	244	-	-
Arcelor International Canada Inc.	11,377	-	-
Arcelor Long Commercial AS	-	75	-
Arbed S.A.	-	-	(309)
Aceralia Corporacion Siderurgica S.A.	-	64,986	-
Aceralia Perfiles Madrid, SL	-	1,035	-
Paul Wurth do Brasil Ltda.	-	633	-
Sidarfin NV	-	-	(193)
Usinor	-	-	249

Total	92,846	69,016	(507)

* Associated companies of Arcelor Brasil

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

10 PROPERTY, PLANT AND EQUIPMENT

	2005

		Accumulated
		depreciation		Depreciation
	Cost	and depletion	Net	rates %

Industrial and administrative buildings	1,687,242	(749,541)	937,701	From 2 to 10
Industrial equipments and facilities	10,331,088	(5,033,397)	5,297,691	From 3 to 25
Forests (*)	202,783	(17,733)	185,050	-
Other	460,694	(150,172)	310,522	From 5 to 30
Land	255,501	-	255,501
Construction in progress (**)	3,317,679	-	3,317,679

Total	16,254,987	(5,950,843)	10,304,144

	2004

		Accumulated
		depreciation		Depreciation
	Cost	and depletion	Net	rates %

Industrial and administrative buildings	794,014	(353,663)	440,351	From 2 to 10
Industrial equipments and facilities	3,816,252	(2,140,297)	1,675,955	From 3 to 25
Forests (*)	154,753	(12,661)	142,092	-
Other	206,727	(95,964)	110,763	From 5 to 30
Land	258,074	-	258,074
Construction in progress	291,450	-	291,450

Total	5,521,270	(2,602,585)	2,918,685

(*) The depletion of the forest reserves of the subsidiary CAF Santa Bárbara Ltda. is calculated based on the volume of timber cut in relation to the potential existing volume.

(**) Construction in progress from the Company’s subsidiary CST amounted to R$ 2,805, 753 at December 31, 2005 and relates to expansion of annual production capacity from 5.0 million tons (unaudited) to 7.5 million tons (unaudited) of raw steel.

At December 31, 2005, the Company had capitalized interest in the amount of R$ 48,482 (R$ 2,702 at December 31, 2004).

In 2004, management of the Company and its subsidiaries BMPS, BBA and BMB, changed the estimated useful lives of its buildings, facilities and industrial equipment to better reflect useful lives considering actual utilization of the fixed assets. These fixed assets are now depreciated at annual rates of between 4% and 10% (previously between 3% and 5%), respectively, as from January 1, 2004. The effects of the changes for the year ended December 31, 2004 to the useful lives was approximately R$130,000 in additional depreciation charges.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

a. Forest reserves

The eucalyptus forest reserves (99 thousand hectares - unaudited) are managed by the wholly owned subsidiary CAF Santa Barbara Ltda. (CAF), which is responsible for the felling, charcoaling and replanting services (2004 - 99 thousand hectares - unaudited).

b. Guarantees

At December 31, 2005, R$626,092 (2004 - R$329,680) of property, plant and equipment is pledged as guarantees for the Company’s financing and borrowings (Note 12).

The Company has granted certain guarantees in connection with the US$121 million financing of the Guilman Amorin hydroelectric plant. At December 31, 2005, the outstanding debt under this financing was US$45.4 million.

c. Andrade mine

In November 2004, Arcelor Brasil (lessor) entered into an operating lease contract with its iron ore supplier, Companhia Vale do Rio Doce (CVRD), aimed at the large scale exploitation of the Andrade iron ore mine, which will be undertaken through a lease, with the possibility of partial transfer to CVRD, who would then become the operator.

The necessary capital expenditures will be made exclusively by CVRD, however, Arcelor Brasil is assured, in any circumstance, the right to a portion of the ore extracted from the mine for its own consumption, including for future expansions in Brazil. Arcelor Brasil will receive royalties for the minerals extracted and sold by CVRD as from the second semester of 2008, until the expiration of the lease contract in 2044.

At the time of signing the leasing contract, an initial sum was received equivalent to US$10 million (approximately R$28,000), as an advance for the future purchase, which is included under other long-term liabilities in the consolidated balance sheets and is being amortized over 40 years representing the life of the lease.

Surveys and complementary studies will be undertaken to determine the extent of the mineral reserves and to define the best exploitation project.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

11 DEFERRED CHARGES

	2005	2004

Pre-operating expenses	38,575	40,338
Goodwill on purchase of subsidiary	58,477	58,477
Other costs	317,179	11,646

	414,231	110,461
Less:
Accumulated amortization	(103,094)	(49,293)

Total	311,137	61,168

The goodwill on purchase of subsidiary resulted from the acquisition of the shareholding control of Dedini, merged in May 2000, which is being amortized over ten years, according to the future profitability analysis conducted by independent specialists.

Other costs include:

  Market creation project – refers to approval costs for the subsidiary Vega’s products with customers. These costs are amortized over ten years and at December 31, 2005, the net carrying value amounted to R$42,386.

  Expansion costs – refers to costs incurred by the subsidiary Vega in 2004 and 2003, including materials consumed, advisory services, salaries paid to production personnel, indirect manufacturing incurred in the preparation stage of operations and production line tests by the subsidiary Vega. These costs are amortized over ten years and at December 31, 2005, the net carrying value amounted to R$169,139.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

12 Short and long-term debt

Debt is summarized below:

	2005	2004

Short-term debt
In Reais
For working capital	1,781	11,876
For property, plant and equipment	241,806	82,943
In US dollars
For working capital	132,080	156,793
For property, plant and equipment	133,218	34,053

	508,885	285,665

Long-term debt
In Reais
For working capital	100	-
For property, plant and equipment	587,577	120,121
In US dollars
For working capital	208,736	44,977
For property, plant and equipment	970,589	209,008

	1,767,002	374,106

Total	2,275,887	659,771

The Company’s debt matures as follows:

2005

2006	508,885
2007	340,130
2008	315,766
2009	302,040
2010 onwards	809,066

Total	2,275,887

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

Additional information on Arcelor Brasil’s main financing arrangements is as follows:

(i) Working capital

The subsidiary CST has a credit line based in U.S. dollars, at Libor rate, plus a spread of up to 1.74% p.a. This debt is secured by the issuance of promissory notes equal to the value of the debt. The interest is paid on a semi-annual basis and the principal is due at the debt’s maturity date (October 2006 - US$20,000 thousands). At December 31, 2005, the outstanding indebtness under this financing agreement was R$47,277.

At December 31, 2005, the subsidiaries Belgo Siderurgia and Vega entered into a pre-export agreement with specific Brazilian banks and Arcelor Finance (controlling group), totaling R$267,997, through which Belgo Siderurgia and Vega receive in advance the amounts equivalent to their future export sales, which are repaid upon the customers’ payments for the exported products. The pre-export agreement matures in 2006 and the average financing cost is Libor + 1.10% to 3.25% p.a.

(ii) Property, plant and equipment

a. Brazilian Economic & Social Development Bank – (BNDES) line of credit

At December 31, 2005, the outstanding amount of this line of credit was R$797,311. The BNDES financing was mainly used in the acquisition of equipment, modernization and expansion of the production facilities. The debt with BNDES matures between 2006 and 2012, with an average cost of the Brazilian long-term interest rate (TJLP), plus a spread varying between 2.0% and 4.25% p.a.

b. European Investment Bank - EIB

At July 21, 2004, the subsidiary CST signed a financing contract with EIB in the amount of US$70,000 thousands, in connection with its expansion project. The principal amount will be paid beginning on September 2007 in 18 semiannual installments, at the Libor rate plus 0.4% p.a. At December 31, 2005, this financing amounted to US$70,000 thousands (R$165,764). In addition, CST has contracted a financial guarantee with Banco Bilbao Vizcaya Argentina S.A. and Banco Santander Central Hispano S.A. in order to cover the amount of the contract.

In December 2001, Vega entered into a financing agreement with EIB. At December 31, 2005, this financing amounted to US$46,388 thousands (R$108,582). The loan is being paid in semiannual installments, which commenced in June 2005, at the Libor rate plus 0.4% p.a.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

c. Arcelor Finance

At March 11, 2005, the subsidiary CST entered into a financing contract in the amount of US$85,000 thousands, to be used in the expansion of the company’s plant production capacity to 7.5 million tons (unaudited) per year of steel. The loan will be paid in 14 semiannual installments beginning on June 30, 2007, and maturing on December 30, 2013. At December 31, 2005, the outstanding balance of this loan totaled US$85,000 thousands (R$200,339).

On December 29, 2005, the subsidiary CST entered into a financing contract with Arcelor Finance in the amount of US$89,089 thousands (R$208,530). The principal plus interest, calculated on Libor plus 0.6% p.a., will be paid semi-annually commencing in July 2006. At December 31, 2005, the outstanding balance related to this contract was R$208,592.

d. Securitization program

In 1997, the subsidiary CST launched the securitization program of export receivables generated by its indirect subsidiary CST Overseas Ltd. The following financing agreements, with the related balances at December 31, 2005, are included under this program: Marubeni Corporation US$4,128 thousands (R$9,663); Kreditanstalt fur Wiederaufbau – KfW US$82,751 thousands (R$193,695) and Japan Bank for International Cooperation – JIBC US$33,818 thousands (R$79,157).

The financing of property, plant and equipment are guaranteed by the property, plant and equipment valued at R$626,092 (2004 – R$329,680). The working capital and advances for future exports are mainly guaranteed by promissory notes.

The Company is subject to customary covenants, covering a number of indicators, such as liquidity, level of debt in relation to EBITDA and net equity. The Company is in compliance with all covenants for all the periods presented.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

13 DEBENTURES

	2005	2004

Convertible debentures	-	10
Simple, non-convertible debentures	117,724	259,110
Acindar (ONCs)	117,326	128,554
Acindar (ONSs)	24,457	76,060

Total	259,507	463,734

Current	57,786	80,675
Long-term	201,721	383,059

Total	259,507	463,734

a. Simple, non-convertible debentures: issued by subsidiary BMP at the face value of R$98,000, payable in monthly installments and within a 12-year term period, at the Long-term Interest Rate (TJLP), plus 3% p.a., and by Belgo Siderurgia S.A. at the face value of R$108,270, payable in annual installments and maturity dates on December 31, 2011 and 2027 (83% and 17% of the total issued, respectively), at the General Market Price Index (IGP-M) variation, plus 6% p.a.

b. ONCs – “Obligaciones Negociables Subordinadas Convertibles”: Argentine securities similar to the Brazilian convertible debentures issued by the subsidiary ACINDAR. The securities bear semiannual interest of 6% p.a. and are indexed to the U.S. dollar. As from January 1, 2006, up to the maturity date on February 4, 2013, the security holders are entitled with the right to convert these securities into ACINDAR common class B shares at $1.00 (one Argentine peso) per share.

c. ONSs – “Obligaciones Negociables Simples”: debt securities issued by ACINDAR, similar to the Brazilian non-convertible debentures, due on April 30, 2012 and indexed to the U.S. dollar, bearing annual interest between 6.94% and 11.25% .

If the ONCs held by the Company and similar ONCs held by other security holders are converted into shares within the above-mentioned period, Arcelor Brasil shareholding ownership could reduce up to 63.50% of ACINDAR total capital, depending on the prevailing foreign exchange rate.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

14 OTHER LIABILITIES

	2005	2004

Related party loans	25,096	20,076
Advances from customers	68,829	87,571
Liabilities from purchase of ONCs (a)	90,053	123,141
Other payables	162,511	93,777

Total	346,489	324,565

Current	219,017	163,252
Long-term	127,472	161,313

Total	346,489	324,565

(a) Amount of US$38.5 million, regarding acquisition of ACINDAR. Such amount is payable in annual installments from 2005 to 2011, bearing interest at Libor.

15 PROVISIONS FOR CONTINGENCIES

The Company is involved in a number of legal proceedings, law suits and claims incidental to the normal conduct of its business, relating to such matters as taxes, labor and civil lawsuits. While it is impossible at this time to determine with certainty the ultimate outcomes of these proceedings, lawsuits and claims, management believes, based on advice of legal counsel that adequate provisions have been made with respect to these matters as follows:

	2005	2004

Provision for civil and tax claims	643,625	537,031
Provision for labor claims	52,981	38,107
Other provisions	4,341	2,834

Total	700,947	577,972

Current	114,407	78,427
Long-term	586,540	499,545

Total	700,947	577,972

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

The most significant civil and tax claims for which the Company and its subsidiaries recorded a provision are:

  R$157,397 (R$108,700 in 2004) for IPI (tax on industrialized products). The most significant grounds for assessment are (i) use of tax credits on acquisition of inputs that were non-taxable, exempt from tax or subject to a 0% tax rate and (ii) disallowance of IPI credits recorded five to 10 years after the relevant acquisition.

  R$288,998 (R$252,500 in 2004) for PIS and COFINS (programs of the federal government for social integration). The most significant grounds for assessment are the constitutionality of Law 9,718 that introduced changes in the base of the calculation and rate of these tax payments.

  R$42,315 (R$40,000 in 2004) for compulsory payments to be made to Eletrobras, the government-owned energy company, by its customers. The Company has, along with other electricity customers, challenged the constitutionality of these payments.

The judicial deposits recorded by the Company as non-current assets, for the amount of R$386,884 at December 31, 2005 (R$346,911 in 2004), refer to civil, labor and tax claims. Such deposits are refundable on resolution of the legal matter in the Company’s favor, otherwise the right of the deposit is transferred to the other party and the deposit is written-off together with any related provision.

In addition to the provisions recorded, the Company has various civil, tax and labor contingencies in progress. These contingencies, for which the external and internal legal advisors understand a loss outcome is unlikely, amounted, at December 31, 2005 and 2004, to approximately R$1,514,466 and R$460,801, respectively. No provision has been recorded for those contingencies.

The most significant legal proceedings, besides the ADENE tax incentive discussed under Note 16(b) are described below:

CADE/SDE Proceeding

On September 1, 2000, the union for the civil construction industry of São Paulo (SINDUSCON/SP) and the union for companies that purchase, sell, rent and administer residential and commercial properties in São Paulo (SECOVI/SP) presented a formal complaint to the Secretary for Economic Rights (SDE) against three producers of long steel, including the Company, accusing them of creating a cartel on the domestic market for steel bars. Based on this complaint, the SDE initiated an administrative process in order to assess these accusations.

After its investigations, the SDE issued a report recommending that the Administrative Council for Economic Defense (CADE), of the Ministry of Justice, condemn the companies supposedly involved in forming a cartel.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

In September 23, 2005, CADE issued an unfavorable decision to Belgo Siderurgia and as a consequence Belgo was ordered to pay a fine in the equivalent amount of 7% of its gross revenue of 1999.

In the opinion of Arcelor Brasil and its external counsel the chances of reversal of CADE’s decision is possible; therefore, the Company has not established any provision for this proceeding.

16 DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred income tax and social contribution are recorded to reflect the future tax effects arising from temporary differences between the tax base for assets and liabilities and the respective reported values.

Based on expected future taxable profits, the Company recognized tax assets resulting from tax losses from prior years. The carrying value of the deferred tax asset is revised annually by the Company.

a. Deferred income tax and social contribution assets and liabilities

	2005	2004

Assets
Deferred tax assets

Temporary differences	81,091	136,478
Net operating loss carryforwards	358,588	240,074
Tax deductible goodwill	300,100	434,251
Unrealized profits on intercompany transactions	40,410	22,323
Summer Plan credits and other	240,228	344

Total	1,020,417	833,470

Current	246,334	162,735
Non-current	774,083	670,735

Liabilities
Deferred tax liabilities – long-term

Accelerated depreciation and temporary differences	73,907	45,899
Negative goodwill amortization	98,676	-
Deferred income	62,182	80,547
Other	1,113	-

Total	235,878	126,446

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

Management considers that deferred income tax and social contribution on temporary differences, mainly constituted by provisions for contingencies, will be realized in proportion to the outcome of the proceedings to which such provisions relate.

The tax deductible goodwill is expected to be realized over the next four years.

Based on projections of future taxable income, the estimated recovery of deferred tax assets relating to income tax loss carry-forwards, which are substantially Brazilian, is as follows:

2006	113,120
2007	61,367
2008	61,367
2009	61,367
2010	61,367

Total	358,588

b. Income tax and social contribution reconciliation

	2005	2004	2003

Income before taxation, legal contributions and
minority interest
Domestic income	2,017,089	1,150,404	676,046
Foreign income	749,117	610,485	100,576

	2,766,206	1,760,889	776,622

Statutory composite rate
Income tax – %	25	25	25
Social contribution – %	9	9	9

Tax expense at statutory composite rate	(940,510)	(598,702)	(264,051)

Adjustments to results:
Tax incentives – ADENE (*)	190,837	3,837	11,267
Charges on obligations challenged in
courts	171,707	625	140,274
Equity results	168,349	(2,420)	2,119
Interest on capital paid/proposed	155,068	94,651	59,660
Income not subject to income tax and social contribution	57,389	6,714	(18,108)
Income tax and social contribution – Tax Losses	10,999	56,554	230,751
Dividends received from investments measured at cost	5,923	4,176	-
Summer Plan effects	1,463	-	-
Excess depreciation	230	(2,584)	(6,030)
Interest on capital received	-	-	(697)
Temporary differences not recognized	(78,170)	30,891	-
Realization of revaluation reserve	(10,069)	18,189	(5,230)

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

	2005	2004	2003

Accelerated depreciation/depreciation charges – Law 8200	(7,654)	(6,594)	-
Contributions and donations	(6,635)	(4,500)	(1,809)
Goodwill (negative goodwill), net	(6,179)	(1,747)	(96,653)
Non-deductible expenses	(4,922)	(453)	(1,327)
Foreign income	(1,860)	965	(17,581)
Other	(29,043)	(61,639)	(23,747)

Tax benefit (expense) as reported in the financial statement	(323,077)	(462,037)	8,838

The Company’s income tax and social contribution (expense) benefit consists of:

	2005	2004	2003

Domestic:
Current	(120,845)	(330,081)	(193,579)
Deferred	(114,739)	96,367	202,417

	(235,584)	(233,714)	8,838
Foreign:
Current	(44,880)	(204,152)	-
Deferred	(42,613)	(24,171)	-

	(87,493)	(228,323)	-

Total income tax and social contributions (expense) benefit:

Current	(165,725)	(534,233)	(193,579)
Deferred	(157,352)	72,196	202,417

	(323,077)	(462,037)	8,838

(*) Tax incentive – ADENE

In 2003, the Federal income tax authorities granted CST a tax benefit by reducing 75% of the income tax and non-refundable surtaxes levied on profits obtained from the production of (i) steel slabs from 2002 to 2011, up to 5.0 million tons per year, (ii) hot rolled coils from 2004 to 2013, up to 2.0 million tons per year and (iii) energy from 2002 to 2011, up to 300 MW per year. The benefit resulted from reports issued by SUDENE, the former Agency for the Development of the Northeast Region. On September 14, 2004, CST was notified with respect to the annulment of such reports. CST filed a complaint at the administrative level, but in January 2005, the annulment was confirmed by ADENE, the current Agency for the Development of the Northeast Region. In April 2005, CST filed an injunction against ADENE seeking to assure the maintenance of the reports and was granted a preliminary injunction suspending the effects of the benefits’ annulment. In October 2005, the preliminary injunction granted to CST was canceled. In December 2005, CST filed an appeal requesting clarification of such decision and is currently waiting for the judgment from the courts. For the years ended December 31, 2005 and 2004, the income tax reports relating to the ADENE tax benefit amounted to R$252,3 million and R$232,6 million, respectively (an accumulated amount of R$582,5 million since 2003).

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

Based on an analysis of outside legal counsel of applicable laws and court precedents, the Company’s management does not expect this litigation to have a material impact on its financial condition on results of operations and accordingly has not recorded any provision with respect to this matter.

17 SHAREHOLDERS’ EQUITY

At December 31, 2005 and 2004, the Company’s capital was as follows:

	Common	Preferred
(thousands of shares)	shares	shares	Total

Balance at December 31, 2004	3,905,001	3,179,128	7,084,129

Conversion of preferred shares to common shares (i)	3,179,128	(3,179,128)	-
AAB merger into Arcelor Brasil (i)	2,280,878	-	2,280,878
APSL merger into Arcelor Brasil (i)	574,721	-	574,721
Merger of minority interest into CST by Arcelor Brasil (ii)	3,080,133	-	3,080,133

Balance	13,019,861	-	13,019,861

Reverse stock split – 20 for 1 (iii)	(12,368,868)	-	(12,368,868)

Balance at December 31, 2005	650,993	-	650,993

(i) Merger of the holding companies, APSL and AAB, controlled by Arcelor and owners of interest CST and Vega do Sul. Such merger was approved by shareholders’ meeting held on September 28, 2005, which is retroactively effective to May 31, 2005 (as permitted by Brazilian Corporate Law).

(ii) Merger of CST shares, transforming CST into a wholly owned subsidiary of Arcelor Brasil, approved by shareholders’ meeting held on September 30, 2005. The number of shares recorded is net of the cancellation of 2 million of preferred shares of the subsidiary CST, equivalent to 215 thousand shares of Arcelor Brasil due to certain shareholders exercising their appraisal right from the merger of shares.

(iii) Refers to the 20 for 1 reverse stock split approved by the shareholders’ meeting held on December 21, 2005.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

Reserves

(i) Capital reserves: transfers for investments

Investment credits – these refer mainly to tax incentives on manufactured products (Law 7554/86), effectively received. This incentive expired in 1993.

The subsidiaries CST and Belgo Bekaert Nordeste (BBN) enjoy tax incentives in terms of income tax reductions, given its location in an area which qualifies for federal tax incentives. The recognition of the benefits occurs only when the gain is definite and all conditions have been met and is recognized against other operating income.

(ii) Revenue reserves

  Legal reserve – Under Brazilian GAAP, the Company is required to maintain a legal reserve to which the Company must allocate 5% of net profits for each fiscal year until the aggregate amount of the reserve equals 20% of share capital.

  Statutory reserves – This reserve is recorded based on 5% to 75% of net profits for the fiscal year and is allocated to fund future Company’s projects. The amount set aside in the statutory reserve cannot at any time exceed 80% of subscribed total capital.

Dividends and interest on shareholders’ equity

Consistent with Brazilian GAAP, the Company by-laws provide that an amount, known as the mandatory distributable amount, equal to 25% of the Company’s net profits, as further reduced by amounts allocated to the Company’s legal reserve, unrealized profits reserve (if any) and contingency reserve (if any), and increased by the realized portion of the unrealized profits reserve and by any reversals of the reserve for contingencies, should be available for payment of dividends or payment of interest on shareholders’ equity in any particular year. The Company’s calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP in Brazilian Reais.

In 2004, holders of preferred shares were entitled to receive dividends per share 10% greater than the dividends per share paid to holders of ordinary shares. Brazilian GAAP, however, permits suspension of payment of the mandatory dividend if the Board of Directors and the Fiscal Council report to the shareholders that the payment of the dividend would be incompatible with the Company’s financial condition, subject to approval at the shareholders meeting. Profits not distributed, pursuant to a decision not to pay a mandatory dividend, must be allocated to a separate reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the Company’s financial situation permits.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

The Company paid and/or declared dividends or interest on shareholders’ capital for 2005 and 2004, under the following terms:

The proposed dividends and interest on shareholders’ equity were calculated as follows:

	2005	2004

Net profit for the year (parent company)	2,215,974	1,059,913
Less
Constitution of legal reserve	(110,799)	(52,995)

Calculation of dividend basis	2,105,175	1,006,918
Minimum compulsory dividends – 25%	526,294	251,729

Proposed dividends	595,772	36,323
Prepaid interest on shareholders’ equity	-	190,008
Proposed interest on shareholders’ equity	407,974	65,662

	1,003,746	291,993

% of calculation basis	48.00	29.00
Withholding tax on interest on shareholders’ equity	(52,979)	(28,648)

Net	950,767	263,345

Gross amount per lot of one thousand common shares – R$	1,550	39.85
Gross amount per lot of one thousand preferred shares – R$	-	43.84

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

18 NET FINANCIAL INCOME (EXPENSE)

	2005	2004	2003

Financial expenses
Interest on financing	(114,530)	(60,522)	(79,858)
Interest on debentures	(32,091)	(37,412)	(34,671)
Interest others	(70,105)	(34,402)	(4,337)
Foreign exchange variation – creditors	129,108	64,375	187,428
Other financial expenses	(174,775)	(95,671)	(57,940)

	(262,393)	(163,632)	10,622

Financial income
Interest earned	55,613	32,211	41,399
Income from marketable securities and short-term
investments	81,397	58,492	119,943
Foreign exchange variation – debtors	(122,820)	(59,221)	(225,538)
Other financial income	27,515	47,933	25,667

	41,705	79,415	(38,529)

Total, net	(220,688)	(84,217)	(27,907)

19 OTHER OPERATING EXPENSES, NET

	2005	2004	2003

Provision for tax risks and contingencies	(13,209)	(12,124)	(768)
Taxes on other revenues	(55,212)	(17,390)	(11,540)
Sundry sales	61,132	38,541	29,469
Cost of scrap sales	(59,873)	(43,381)	(27,775)
Amortization of deferred charges	(15,802)	-	-
Other operating expenses	(25,858)	(56,803)	(64,464)

Total	(108,822)	(91,157)	(75,078)

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

20 NON-OPERATING RESULTS

	2005	2004	2003

Loss from the disposal of fixed assets	(95,840)	(7,147)	(38,749)
Provision for other contingent liabilities	(9,721)	(12,740)	(31,764)
Other non-operating expenses	(55,161)	(15,935)	(29,916)

Total	(160,722)	(35,822)	(100,429)

21 FINANCIAL INSTRUMENTS AND RISK ANALYSIS

The estimated fair values of the Company’s financial assets and liabilities were determined based on information available on the market and appropriate valuation methodologies. However, considerable judgment is required to interpret the market data to determine the most appropriate estimate of the realizable values. Consequently, the following estimates do not necessarily indicate the values that could be realized on the current exchange market. The use of different market methodologies could have a material effect on the estimated realizable values.

a. Composition of balances

In accordance with CVM Instruction CVM 235/95, the accounting balances and market values of the significant financial instruments included in the consolidated balance sheet at December 31, 2005, are identified as follows:

	2005		2004

	Accounting	Market	Accounting	Market
Description	value	value	value	value

Cash and cash equivalents	1,083,305	1,083,305	783,917	809,652
Marketable securities (current)	161,411	160,677	146,258	144,909
Debt (including debentures)
In foreign currency	1,586,406	1,378,844	649,445	649,353
In local currency	948,988	948,988	470,148	470,148
Swaps	(4,287)	(4,287)	3,912	4,015

b. Criteria, assumptions and limitations used to calculate the market value

Cash and cash equivalents and marketable securities

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

Market values for held-to-maturity securities were estimated using the rates currently offered for deposits of similar remaining maturities.

The accounting value approximates the market value of the trading securities due to the short-term maturity of these instruments.

Debt

The market values were calculated based on the market quotations of these securities or on the present value of future cash flows using interest rates applicable to instruments of a similar nature, with similar terms and risks.

The market values of the BNDES/FINAME financing are identical to the accounting balances, since there are no similar instruments with comparable due dates and interest rates.

Swaps

The Company carried out derivative transactions (“swaps”) in order to hedge against foreign exchange variations. The market value is determined based on quotations provided by the financial institutions which issued the financial instruments.

c. Derivative instruments

In 2004, the Company’s subsidiary CST entered into cross-currency swap contracts to mitigate the exposure to foreign currencies fluctuations relating to contracts denominated in foreign currencies other than the U.S. dollar. The Company manages risk arising from fluctuations in currency exchange rates, which affect the amount of U.S. dollars necessary to protect its capital expenditures related to the expansion project.

Credit risk exposure is managed by limiting the counterparties on such derivative instruments to major financial institutions with high credit rating. Therefore, the risk of nonperformance by the counterparties is considered to be negligible. The Company does not hold or issue financial instruments for trading purposes.

Derivative contracts outstanding as of December 31, 2005 are as follows:

Type	Maturity date	Notional amount US$ thousand	Gain (loss)

			2005

U.S. dollar x Pounds	2006	3,666	(316)
U.S. dollar x Euro	2006	4,189	(545)
U.S. dollar x Yen	2006	13,674	(3,426)

Total			(4,287)

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

d. Credit risk

The Group’s sales policy is linked to the credit rules fixed by management, which seek to minimize losses arising from defaults by its customers. This objective is achieved by extending credit limits to clients according to their ability to pay and by means of diversification of accounts receivable. The Company also has a provision for doubtful accounts, for the amount of R$25,721 (2004 - R$21,836) representing 3.19% (4.46% in 2004) of the trade accounts receivable from third parties. At and for the year ended December 31, 2005 and 2004, no customer individually represented more than 10% of trade accounts receivable or revenue.

The Company requires letters of credit in the entire amount for sales to foreign markets, thereby reducing the risk of default on such sales.

e. Foreign exchange rate risk

Since the Company and its subsidiaries have significant liabilities in foreign currency (U.S. dollar), the results can be significantly affected by foreign exchange variations. However, management believes that this risk is partially minimized by the Company’s export transactions.

The Company has entered into certain derivative contracts to mitigate its exposure to foreign currency fluctuations relating to contracts denominated in foreign currencies other than the U.S. dollar. The Company primarily uses foreign currency swap agreements to manage these risks.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

22 POST EMPLOYMENT BENEFIT

a. Defined benefit plan – Arcelor Brasil and subsidiaries

In 1982, the Company contracted with Bradesco Previdência e Seguros S.A. a defined benefit retirement plan to supplement (i) the participants’ retirement income; and (ii) the pensions assured to the participants’ spouses. This plan, offered to a portion of the Company and subsidiaries’ employees on that date, was closed for new participants in 2000. Due to the implementation of the new defined contribution plan, according to the paragraph below, the participants of the defined benefit plan were able to opt for migration to the defined contribution plan. Currently, approximately 300 employees still participate in the defined benefit plan. On the date of the first actuarial evaluation carried out after the migration from the defined benefit plan to the defined contribution plan, June 1, 2005, the defined benefit plan had an actuarial surplus, according to the accounting rules determined by CVM Deliberation 371, in the amount of R$5,945.

b. Defined contribution plan – Arcelor Brasil and subsidiaries

At the beginning of 2005, the Company started to offer a defined contribution plan through the Free Benefit Generator Program (PGBL), contracted with the same insurance company.

In this new retirement plan, the companies are committed to making monthly contributions on behalf of their employees in addition to the contributions made by the employees. In this new model, the companies do not have any obligations with respect to a certain level of retirement benefit or with respect to the investment returns by the PGBL investment funds.

c. FUNSSEST – CST

In 1988, the Company’s subsidiary, CST, created the Fundação de Seguridade Social dos Empregados da Companhia Siderúrgica de Tubarão - FUNSSEST, which is administratively and financially independent. This entity, in accordance with applicable legislation, aims to supplement the benefits assured to employees by the official pension fund, as well as rendering social security services to CST employees and their dependents.

FUNSSEST has four supplementary retirement plans, namely, Plans I, II and III (defined benefits), to be cancelled over time, which do not accept new participants. Plan IV (defined contribution) serves the employees hired from 1998 onwards.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

The actuarial assets of Arcelor Brasil’s and CST’s defined benefit plan as of December 31, 2005 and Arcelor Brasil as of December 31, 2004 determined based on the independent actuarial report are as follows:

	2005	2004

Present value of the actuarial liabilities	(804,022)	(104,923)
Fair value of the plan’s assets	857,733	114,107

Present value of the assets (liabilities), net	53,711	9,184
Unrecognized actuarial (gains) losses	4,170	(3,947)

Total net actuarial assets (liabilities), net	57,881	5,237

Minority interest	(1,047)	(123)

Group interest	56,834	5,114

The above-mentioned group interest of R$56,834 (R$5,114 in 2004) was not recognized since it was not controlled by the Company; however, this surplus can be offset against future actuarial liabilities.

The actuarial assumptions used for the year ended December 31, 2005 are as follows:

- Actuarial method:	Projected Credit Unit
- Nominal discount rate of actuarial liability	6% to 7% p.a.+ inflation of 5% p.a.
- Expected income rate on the plan’s assets	(*)
- Estimated rate of increases in salary	(**)
- Estimated rate of increases in nominal benefit	0% to 7% p.a. of actual gain

(*) With respect to Plans I and II of FUNSSEST, in 2006, a return of approximately 12.9% is expected. A return of 13.2% is expected for Plan III and for Plan IV the expected return is of 14.9% .

The Arcelor Brasil plan expects an actual gain of 2.6% + inflation.

(**) With respect to Plan I of FUNSSEST no actual gain is estimated other than inflation of 4.6% in 2006, while for the Plan II the increase in salary is estimated based on the rate of 1% p.a. of actual gain + inflation of 4.6% p.a. in 2006. In relation to Plans III and IV from 2006 to 2008 the estimated actual gain is 3% + inflation of 4.6% and, as from 2009, the estimated actual gain is 2% + inflation of 4.6% . The Belgo former plan expects an actual gain of 2.6% + inflation.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

The components of the net cost for the period with respect to the post-employment benefits projected for 2006 are as follows:

Cost of current service	(18,127)
Interest on actuarial liability	(83,584)
Expected income on the plan’s assets	107,773
Unrecognized actuarial (gain) loss	(394)

Total gross expenses to be recognized	5,668
Expected contributions by participants for the next year,
net of administrative expenses	3,473

Total unrecognized expense	9,141

Expected administrative expense for the next year	(168)

Total	8,973

Minority portion	(347)

Group portion	8,626

The Company’s contributions in 2005 amounted to R$2,564 (2004 – R$5,416 and 2003 – R$4,028).

23 OTHER INFORMATION

a. Board of directors’ remuneration and employee bonuses

For the year ended December 31, 2005, the Executive Officers and Board of Directors of the Company received remuneration of R$25,482 (2004 – R$20,660, 2003 – R$17,069). During the same period, the Company paid/provided bonuses for employees for the amount of R$101,676 (2004 – R$ 78,326, 2003 – R$ 44,315).

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

b. Leasing

The Company leases some equipment, mainly computers, printers and vehicles, through operating lease agreements, which terminate in different periods. The total rent expense resulting from these agreements are as follows:

	2005	2004	2003

Rent expense	5,477	915	1,290

Rental commitments relating to these contracts where the future minimum rental payments under leases with remaining terms in excess of one year that are non-cancelable without payment of a penalty are:

	2006	2007	2008	2009

Contracted commitments	13,639	9,244	16,313	11,682

24 SUBSEQUENT EVENTS

Intention letter with Siderar S.A.I.C. and Siat S.A.

In May 2005, the subsidiary Acindar signed the intention letter with Siderar S.A.I.C. and Siat S.A., both subsidiaries of the Techint Group, for the sale of the Villa Constitucion tube plant and Impeço S.A. cold-rolled products and tubes.

In January 2006, the sales agreement was approved by local regulators for total sales proceeds amounting to approximately US$83.2 million. In 2005, the net income generated by the tube business totaled R$24 million.

Investment in the Pujol Marti Group

In January 2006, the Company, through its subsidiary Belgo Siderurgia S.A., entered into with Pujol Marti Group, Costa Rica, the Purchase and Sale Agreement for the acquisition of 50% of the total and voting capital of the Costa Rica Companies, LAMINADORA COSTARRICENSE, S.A. (“Laminadora”) and TREFILERIA COLIMA S.A. (“Trefilaria”) for a total proceeds of US$27.5 million.

Laminadora main activities are the production and sale of rods and commercial bars with total rolling capacity of 400,000 tons/year (unaudited). Trefilaria main activities are the production and sale of steel drawn shapes with total drawing capacity of 60,000 tons/year (unaudited).

Mittal Steel’s Improved Recommended Offer (unaudited)

On June 25, 2006, Mittal Steel agreed to initiate, and the board of directors of Arcelor agreed to recommend, an improved offer by Mittal Steel, or the Recommended Offer, which consists of a merger proposal effected by way of a mixed share and cash offer that should be followed by the merger of Mittal Steel into Arcelor. The Recommended Offer is comprised of a primary mixed cash and exchange offer, or the Primary Offer, and two secondary offers, or the Secondary Offers. Pursuant to the Primary Offer, Mittal Steel is offering to exchange 13 Mittal Steel shares and €150.6 in cash per 12 Arcelor shares or 13 Mittal Steel shares and €188.42 in cash per 12 Arcelor convertible bonds tendered. Pursuant to the Secondary Offers, Mittal Steel is offering to exchange €40.4 in cash for each Arcelor share or 11 Mittal Steel shares for every 7 Arcelor shares tendered.

Mittal Steel has stated in its offer documents that if acquiring shares of Arcelor constituted a change of control of Arcelor Brasil, Mittal Steel would be required to launch a mandatory tender offer for all minority voting shares of Arcelor Brasil within 30 days following the acquisition of control of Arcelor. If Mittal Steel is required to launch a mandatory tender offer for the shares of Arcelor Brasil, certain risks will apply.

If Mittal Steel’s tender offer for the shares of Arcelor and the proposed subsequent merger of the two entities does not constitute a change of control of Arcelor Brasil, Mittal Steel may not be required to launch a mandatory tender offer for all minority voting shares of Arcelor Brasil, which could adversely affect the price of Arcelor Brasil’s shares.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

25 SUMMARY OF THE DIFFERENCES BETWEEN BRAZILIAN ACCOUNTING PRINCIPLES AND US GAAP

The consolidated financial statements have been prepared in accordance with Brazilian GAAP, which are based on Brazilian Corporate Law (Law No. 6404/76, as amended) and the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).

The following is a summary of the significant adjustments to net income and shareholders’ equity required to reconcile such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP:

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

(A) RECONCILIATION OF THE DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP

(i) Reconciliation of shareholders’ equity

		At December 31,

		2005	2004

Shareholders’ equity as reported per Brazilian GAAP		11,523,665	4,325,089

Effects of merger with Vega do Sul
Shareholders’ equity of Vega under Brazilian GAAP	(i)	-	622,392
Reversal of statutory negative goodwill of APSL	(i)	2,261	-

Effects of merger with CST
Shareholders’ equity of CST under Brazilian GAAP	(i)	-	5,115,370
Elimination entries	(i)	-	(140,608)

Portion under common control:
Adjustment to reflect property, plant and equipment of CST at
carrying value of Arcelor S.A., net of tax	(i)	(1,254,821)	(1,482,884)

Portion acquired from third parties:
Excess of US GAAP carrying value of net assets acquired from
minority interests over purchase price, net of tax	(i)	(174,324)	-
Amortization of fair value adjustments, net of tax	(i)	(12,128)	-
Reversal of statutory negative goodwill of APSL	(i)	57,619	-

Prior year business combinations
Acquisition of Siderúrgica Mendes Junior (SMJ)
Amortization of fair value adjustments under US GAAP	(i)	30,730	19,555
Reversal of net equity inputted at local books	(iii)	132,454	132,454
Acquisition of Acindar
Reversal of amortization of statutory goodwill	(i)	24,126	9,651
Amortization of fair value adjustments under US GAAP	(i)	(50,121)	(20,049)
Other business combinations
Fair value adjustments and related amortization under US GAAP	(i)	9,010	-

Other
Deferred income tax	(ii)	(50,196)	1,070,822
Property, plant and equipment	(iv)	269,681	174,654
Deferred charges	(v)	(278,033)	(307,649)
Swap – fair value adjustments	(vi)	-	103
Dividends	(vii)	424,473	277,194
Effects of functional currency adjustments	(viii)	1,339,970	2,526,865
Convertible debentures	(ix)	62,015	73,427
Pension plan	(x)	(83,172)	(152,633)
Reversal or revaluation of property, plant and equipment	(xi)	-	(3,040,857)
Capital lease	(xiii)	(23,786)	(23,470)
Debt issuance costs	(xiv)	-	10,891
Debt restructuring	(xvi)	(7,909)	-
Minority shareholders	(xvii)	(38,941)	(195,285)

Shareholders’ equity under US GAAP		11,902,572	8,995,032

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

(ii) Reconciliation of net income

		Year ended December 31,

		2005	2004	2003

Net income as reported per Brazilian GAAP		2,183,231	1,039,521	682,310

Effects of merger with Vega do Sul
Net income (loss) of Vega under Brazilian GAAP	(i)	31,121	28,188	(31,307)

Effects of merger with CST
Net income of CST under Brazilian GAAP	(i)	864,143	366,370	-

Portion under common control:
Adjustment to reflect property, plant and equipment
of CST at carrying value of Arcelor S.A.:
Depreciation, net of tax	(i)	54,946	14,529	-
Effects of functional currency adjustments	(i)	173,117	114,457	-

Portion acquired from third parties:
Amortization of fair value adjustments, net of tax	(i)	(12,128)	-	-
Reversal of amortization of statutory negative goodwill of APSL	(i)	(21,271)	-	-

Prior year business combinations
Acquisition of Siderúrgica Mendes Junior (SMJ)
Reversal of amortization of statutory goodwill	(i)	-	-	177,366
Reversal of amortization of non-deductible internally generated
goodwill	(i)	230,095	210,711	-
Amortization fair value adjustments under US GAAP	(i)	11,175	11,174	23,613
Acquisition of Acindar
Reversal of amortization of statutory goodwill	(i)	14,475	9,651	-
Amortization of fair value adjustments under US GAAP	(i)	(30,072)	(20,049)	-
Other business combinations
Amortization of fair value adjustments under US GAAP	(i)	1,122	-	-

Other
Deferred income tax	(ii)	(206,988)	225,081	(184,035)
Property, plant and equipment	(iv)	43,152	3,294	27,614
Deferred charges	(v)	29,500	(28,737)	(34,634)
Swap – fair value adjustment	(vi)	(103)	103	-
Effects of functional currency adjustments	(viii)	(386,958)	(113,554)	(108,640)
Amortization of discount on convertible debentures	(ix)	(11,341)	(12,414)	-
Pension plan	(x)	51,888	2,104	5,998
Reversal of revaluation of property, plant and equipment	(xi)	95,482	-	-
Tax incentives	(xii)	-	93,896	12,129
Capital lease	(xiii)	7,988	2,236	(6,038)
Debt issuance costs	(xiv)	(8,525)	(638)	-
Gain on SMJ debt	(xv)	(582,105)	-	-
Debt restructuring	(xvi)	9,237	-	-
Minority shareholders	(xvii)	4,304	(25,066)	54,766

Net income under US GAAP		2,545,485	1,920,857	619,142

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

(iii) Statements of consolidated changes in shareholders’ equity in accordance with US GAAP

	2005	2004	2003

Shareholders’ equity under US GAAP at
beginning of the year	8,995,032	3,885,310	3,098,559

Net income for the year	2,545,485	1,920,857	619,142
Dividends and interest on shareholders’ equity	(601,079)	(764,697)	(150,030)
Additional paid-in capital – beneficial conversion
feature	-	85,842	-
Additional paid-in capital (*)	46,608	53,252	266,626
Tax credits contribution by shareholders	-	492,530	-
Effects of merger with CST	-	5,115,370	-
Issuance of shares for CST’s minority interests	1,774,503
Adjustment to reflect property, plant and equipment
of CST at carrying value of Arcelor S.A. net of
tax	-	(1,611,870)	-
Excess of US GAAP carrying value of net assets
acquired from minority interests over purchase
price, net of tax	(174,324)	-	-
Consolidation adjustment	-	(160,220)	171,918
Translation adjustments	(683,653)	(22,920)	(120,905)
Other	-	1,577	-

Shareholders’ equity under US GAAP at the end
of the year	11,902,572	8,995,032	3,885,310

(*) Increase in capital of Vega do Sul prior to June 1, 2005.

A summary of the main differences is as follows:

(i) Business combinations

Under Brazilian GAAP, assets acquired and liabilities assumed with a business combination are recorded at book value. The difference between the purchase price and the book value of net assets acquired is recorded as goodwill or negative goodwill that must be amortized over its estimated useful life.

Under US GAAP, net assets acquired in a business combination must be recorded at fair value on the acquisition date. The difference between the purchase price and the fair value of the net assets acquired must be recorded as goodwill or negative goodwill. Goodwill is not subject to amortization, but must be periodically assessed for impairment. Negative goodwill must be proportionally allocated to certain non-current assets acquired. Any remaining

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

excess shall be recognized as extraordinary gain, generally in the period in which the business combination is completed. Exchanges in ownership interest between entities under common control are accounted for based on the historical carrying values of the assets and liabilities of the acquired company as stated in EITF 90-5, “Exchanges of Ownership Interests between Entities under Common Control.” Additionally, the financial statements of the companies under common control are presented on a combined basis for all periods they are under common control.

Acquisition of Companhia Siderúrgica Tubarão (CST)

As explained in Note 3(a) under Brazilian GAAP, the Company acquired Arcelor S.A.’s interest and the third party interest in CST effective June 1, 2005 and the acquisitions resulted in the recognition of zero goodwill or negative goodwill. However, APSL had on its books negative goodwill of R$57,619, which is reflected in the Company’s consolidated financial statements at December 31, 2005. For the purpose of the Company’s US GAAP consolidated financial statements, such negative goodwill was reversed.

Under US GAAP, the Company’s acquisition of Arcelor S.A.’s interests was considered to be an exchange of ownership interests between entities under common control and accounted for at historical cost, as Arcelor S.A. held a majority interest in both the Company and CST at the time of the exchange.

Through a series of step-up acquisitions, Arcelor S.A. held 73.34% of CST at September 30, 2005 acquired as follows: 18.83% in 1998, 9.42% in 2003 and 45.09% in 2004. Accordingly, the assets acquired and the liabilities assumed of Arcelor S.A.’s interest in CST, as it relates to the portion under common control, was accounted for based on the historical carrying values of the assets and liabilities, as would be reflected in the consolidated financial statements of Arcelor S.A. The portion acquired from minority interest holders on September 30, 2005 (26.66%) unrelated to Arcelor S.A. was accounted for using the purchase method of accounting measuring the assets acquired and the liabilities assumed at fair value, which yielded negative goodwill of R$610. The negative goodwill was reduced from the fair value assignable to the acquired non-current assets.

The following is a summary of the shares issued for each portion of the acquisition:

Common shares
(thousand shares)

Portion under common control (CST and Vega)	4,446,870
Portion acquired from third parties (CST)	1,488,862

Total	5,935,732

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

With respect to the acquisition of the portion acquired from third parties, the merger occurred on the acquisition date, September 30, 2005. With respect to the portion of the merger under common control, the merger with CST is effective from October 1, 2004, as this is the date when Arcelor S.A. obtained control of CST. Thus the Company’s 2004 shareholders’ equity reconciliation reflects CST’s shareholders’ equity of R$5,115,370, at December 31, 2004 and the Company’s 2005 and 2004 net income reconciliation reflects CST’s net income for the period January 1, 2005 to May 31, 2005 of R$864,143 and for the period from October 1, 2004 to December 31, 2004 of R$366,370, respectively.

Portion under Common Control

The exchange of ownership between entities under common control is accounted for based on the historical carrying value of CST’s net assets in the books of Arcelor S.A. at September 30, 2004, which amounted to R$1,611,870.

The historical purchase accounting recorded by Arcelor S.A. relating to the step acquisitions of the shares of CST has been pushed down to reduce the carrying values of the property, plant and equipment of CST as of September 30, 2004 by R$1,611,870 with a corresponding reduction of shareholders’ equity.

Such effects of the acquisition of CST by Arcelor S.A. have been reflected in the reconciliation of shareholders’ equity and net income for the respective years, as follows:

R$ thousand

Adjustment to reflect property, plant and equipment of CST at carrying value
of Arcelor S.A. at September 30, 2004, net of taxes, net of tax R$830,357	1,611,870
Adjustments for the 3 months ended December 31, 2004:
Depreciation, net of taxes of R$7,485	(14,529)
Effects of functional currency adjustments	(114,457)

Adjustment to reflect property, plant and equipment of CST at carrying value
of Arcelor S.A. at December 31, 2004, net of taxes of R$763,910	1,482,884
Adjustments for the year ended December 31, 2005:
Depreciation, net of taxes of R$28,305	(54,946)
Effects of functional currency adjustments	(173,117)

Adjustment to reflect property, plant and equipment of CST at carrying value
of Arcelor S.A. at December 31, 2005, net of taxes of R$646,423	1,254,821

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

Portion Acquired from Third Parties

For US GAAP purposes, the value of the shares issued for the portion acquired from third parties was determined based on the average market price of Arcelor Brasil’s shares over the 2-day period before and after the terms of the acquisition were agreed to and announced (July 28, 2005, the measurement date as defined by EITF 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination). The purchase price of R$1,779,876 thousand has been calculated as follows:

R$ thousand

Fair market value of Arcelor Brasil shares to be issued in
exchange for CST’s minority shares (1,488,862,485 x
R$1,191.85 per thousand share)	1,774,503
Transaction costs incurred by Arcelor Brasil	5,373

Purchase price for portion acquired from third parties	1,779,876

The purchase price for the portion acquired from third parties was allocated based on the fair value of the assets and liabilities acquired. The Company obtained an independent valuation of its property, plant and equipment, retirement benefit plan assets and liabilities and debt, and internally determined the fair value of its other assets and liabilities. The purchase price has been allocated as follows:

R$ thousand

Inventory	250,517
Investment in associated company	24,554
Property, plant and equipment	1,488,493
Other assets	498,974
Long-term debt	(225,835)
Other liabilities	(256,827)

Purchase price	1,779,876

The Company incurred transaction costs associated with the merger. These costs include fees paid to investment bankers, attorneys and accountants. These costs were fully expensed for Brazilian GAAP purposes. For US GAAP purposes, the Company included those costs related to the transaction of R$5,373 in the calculation of the purchase price.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

The following table provides the various components of the difference with respect to the US GAAP and Brazilian GAAP basis of net assets acquired pertaining to the CST acquisition:

		R$ thousand

Net equity of CST at September 30, 2005 under US GAAP	(a)	7,330,082
Portion under common control of Arcelor S.A. (73.34%)	(b)	5,375,882
Push down of historical purchase accounting recorded by Arcelor
S.A., net of tax R$621,279 at September 30, 2005	(c)	(1,204,070)

Arcelor’s net carrying amount in CST under US GAAP	(d)=(b)+(c)	4,171,812
Minority interest acquired under US GAAP		1,779,876

Net assets of CST acquired under US GAAP		5,951,688
Less net assets of CST acquired under Brazilian GAAP		(8,420,669)

Difference between US GAAP and Brazilian GAAP basis of net assets
acquired	(2,468,981)

Comprised of
(i) Additional adjustments
- Push down of historical purchase accounting by Arcelor S.A., net of tax
R$621,279	(1,204,070)
- Excess of US GAAP carrying value of net assets acquired from minority
interests of CST over purchase price, net of tax R$89,803	(174,324)

(ii) US GAAP adjustments to historical cost basis	(1,090,587)

(2,468,981)

The amortization of the excess of US GAAP carrying value of net assets acquired from third parties over purchase price was R$12,128 (net of tax R$6,248) for the year ended December 31, 2005.

Acquisition Date

Under US GAAP, the acquisition date of the portion relating to third-party was determined to be September 30, 2005.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

Acquisition of Vega do Sul S.A.

As explained in Note 3(a) under Brazilian GAAP, the Company acquired Arcelor’s interest in Vega do Sul effective June 1, 2005 and the acquisition resulted in the recognition of zero goodwill or negative goodwill. However, APSL had on its books negative goodwill of R$2,261, which is reflected in the Company’s consolidated financial statements at December 31, 2005. For the purpose of the Company’s US GAAP consolidated financial statements, such negative goodwill was reversed. Under US GAAP, the Company’s acquisition of the Arcelor’s interest in Vega do Sul was considered to be an exchange of ownership between entities under common control and was accounted for at historical cost, as if Vega do Sul has been under common control of Arcelor Brasil as from 2001. Accordingly, the assets acquired and the liabilities assumed with respect to such acquisition, as it relates to the portion under common control by Arcelor S.A. (75%), was accounted for based on the historical carrying values of the assets and liabilities for all periods presented in the reconciliations.

Thus the Company’s 2004 shareholders’ equity reconciliation reflects Vega’s shareholders’ equity of R$622,392, at December 31, 2004. In addition, the Company’s 2005, 2004 and 2003 net income reconciliation reflects Vega’s net income for the period January 1, 2005 to May 31, 2005 of R$31,121, and net income for the year ended December 31, 2004 of R$28,188 and net loss for the year ended December 31, 2003 of R$(31,307), respectively.

Elimination entries

R$ thousand

Elimination of Arcelor Brasil’s equity interest in SOL Coqueria
Tubarão S.A. (Which is a subsidiary controlled by CST)	(30,181)
Elimination of trade accounts receivables of CST against trade
accounts payable of Vega	(63,235)
Elimination of advance for future capital increase made by CST
to Vega	(47,192)

Total eliminations	(140,608)

Pro forma

The following table summarizes unaudited pro forma financial information for the current year and the prior year assuming the CST and Vega do Sul acquisitions occurred at the beginning of the years presented. The unaudited pro forma adjustments are principally related to realization of fair value adjustments for property, plant and equipment, retirement benefit plan assets and liabilities, inventory, and debt. This pro forma financial information is for informational purposes only and is not necessarily indicative of actual results that

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

would have been reported had the CST and Vega do Sul acquisitions occurred at the beginning of each year and it is not necessarily indicative of future results.

	R$ thousand

	2005	2004

Net revenue	13,341,337	12,465,698
Net income	2,496,973	3,355,403

Basic EPS per thousand shares (R$)	4.16	5.79
Diluted EPS per thousand shares (R$)	4.05	5.73

Acquisition of Siderúrgica Mendes Junior (SMJ)

As explained in Note 3(c), the acquisition of SMJ in 2003 from a third party for R$50 million and the capital injections that followed the acquisition resulted in goodwill of R$1,774 million, under Brazilian GAAP. Under US GAAP, measuring the net assets acquired at fair value in connection with the acquisition of SMJ yielded negative goodwill of R$114,242. The negative goodwill was deducted from the fair value assignable to the acquired non-current assets. The purchase price has been allocated as follows:

R$ thousand

Current assets	6,837
Deferred tax assets	208,992
Other assets	108,212
Property, plant and equipment	272,717
Current liabilities	(496,496)
Other liabilities	(50,053)

Purchase price	50,209

The adjustments reflected in the US GAAP reconciliations represent the additional depreciation relating to fair value adjustment with respect to property, plant and equipment.

Acquisition of Acindar

As explained in Note 3(b), the Company obtained control of Acindar in May 2004 and recorded, under Brazilian GAAP, goodwill of R$144,758. Under US GAAP, measuring the net assets acquired at fair value yielded negative goodwill of R$323,755. The negative

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

goodwill was reduced from the fair value assignable to the acquired non-current assets. The purchase price has been allocated as follows:

R$ thousand

Current assets	447,568
Other assets	69,652
Property, plant and equipment	474,235
Current liabilities	(209,099)
Deferred tax liabilities	(105,257)
Other liabilities	(229,759)

Purchase price	447,340

The adjustments reflected in the US GAAP reconciliations represent the additional depreciation relating to fair value adjustment with respect to property, plant and equipment.

Other business combinations

In December 2004, Acindar acquired 100% of Bonelli S.A. (“Bonelli”). Under Brazilian GAAP, the Company registered net assets acquired at Bonelli’s book value which differs from the fair value of the assets acquired and liabilities assumed under US GAAP. The adjustments reflected in the US GAAP reconciliations represent the differences between the fair value and book value of net assets as well as the additional depreciation/amortization relating to the fair value adjustment during 2005.

(ii) Deferred income tax

Under Brazilian GAAP, deferred tax assets must be recorded to the extent that realization is probable (a valuation allowance is not recorded), while deferred tax liabilities must be recorded in full. Recognition of deferred tax assets from tax loss carry-forwards is based on future taxable earnings brought to their present value. The income tax loss carry-forwards do not expire; however, they may only be used to offset up to 30% of taxable income in any given subsequent year.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

Under US GAAP, deferred taxes are recorded on all temporary differences, except for differences arising from remeasurement of non-monetary assets and liabilities from reais into U.S. dollars, at historical exchange rates. Valuation allowances are established when it is more likely than not that deferred tax assets will not be realized. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are netted rather than presented as gross. Discounting is not permitted.

As explained above, Brazilian GAAP does not address fair value adjustments in acquisitions. Thus, deferred tax assets arising from tax losses carried-forward of an acquired entity are recognized directly in the statement of operations in the period when all conditions are met. Pursuant to US GAAP, these assets must be assessed at the date of acquisition and, if recorded, affect the value assigned to goodwill. The reversal of statutory deferred tax assets from tax losses carried-forward of SMJ at December 31, 2005, 2004 and 2003 in the amount of R$215,688, R$239,921 and R$223,710 respectively, is due to this difference of accounting practice.

The net SMJ goodwill amortization, which represents the tax benefit, of R$108,548 in 2005 and 2004, has been recorded in other net operating expense in the consolidated statement of operations for the year ended December 31, 2005 and 2004, according to Brazilian GAAP. For US GAAP purposes, this amount would be presented as a deferred income tax charge in the accompanying consolidated statement of operations, because it represents the realization of the deferred tax asset. Accordingly, for US GAAP purposes the “operating income before taxes,” “operating income (expense)” and the “income before income tax” amounts in the consolidated statements of operations would be increased by R$108,548 in 2005 and 2004 and the “income and social contribution taxes” amount would be increased by the same amounts. However, there is no effect on US GAAP net income or shareholders’ equity from this adjustment.

Valuation allowance

US GAAP also requires disclosure of the amount of tax credits and related valuation allowance. For the financial years ended on December 31, 2005 and 2004, these may be stated as follows:

	2005	2004

Total tax loss carry-forwards – calculation basis	5,006,129	4,474,029
Statutory rate	34%	34%

Total tax loss carry-forwards – tax credit	1,702,084	1,521,170
Valuation allowance	(1,343,496)	(1,281,096)

Net balance of tax credits recognized	358,588	240,074

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

(iii) Reversal of net equity inputted at local books

The net equity of SMJ at the time of initial consolidation in 2003 was negative by R$ 132,454 and therefore it impacted negatively the consolidated net equity of the Company for Brazilian GAAP purposes. Under US GAAP, given the fair value adjustments recorded at the acquisition date, there was no such negative net equity, thus its reversal in the reconciliation of net equity shown above.

(iv) Property, plant and equipment

(a) Interest capitalized under US GAAP to property, plant and equipment

Brazilian GAAP allows interest costs incurred and other financial charges, including monetary and exchange variations, related to third-party financing of fixed assets or long-term inventories to be capitalized. Interest capitalized must be depreciated within the useful lives of the related assets.

Under US GAAP, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. In addition, the amount of interest expense capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings, and other financial expenses related to the borrowings.

(b) Depreciation of property plant and equipment

Depreciation adjustments under US GAAP are generated by differences in the computation basis, as follows: (i) accumulated effect of the difference between the historical exchange rates and the current rates and (ii) exchange rate variation on loans, which is not capitalized under US GAAP.

(v) Deferred charges

According to Brazilian GAAP, pre-operating expenses are capitalized and amortized on a straight-line basis over a period, not exceeding ten years.

As per US GAAP, costs of such nature must be recognized as expenses in the period in which they were incurred.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

(vi) Swap – fair value adjustments

Under Brazilian GAAP, swap contracts are recorded on the balance sheet on an accrual basis.

For US GAAP purposes the swap contracts are recorded on the balance sheet at fair value, with changes in fair value recognized in earnings unless specific hedge criteria are met. The Company did not account for any transaction as hedging activity and accordingly had a reconciling item in 2004, which reversed in 2005.

(vii) Dividends

Under Brazilian GAAP, at each year-end, management is required to propose a dividend distribution from earnings and accrue for this in the consolidated financial statements, subject to ratification by the shareholders’ meeting. Under Brazilian accounting principles, companies are permitted to pay interest on shareholders’ equity in the form of a dividend, up to certain limits. The interest is treated as declared once it is recorded as a liability by the Company and the shareholders are notified (and the withholding tax becomes payable) or when formally approved by the shareholders. For financial reporting purposes, the interest is recorded as a deduction from unappropriated retained earnings. The Company is required to withhold income tax (15%) on these amounts on behalf of its shareholders.

Under US GAAP, since proposed dividends must be ratified or modified at the annual shareholders’ meeting, such dividends would not be considered declared at the balance sheet date and would therefore not be accrued. However, interest credited to shareholders as capital remuneration under Brazilian legislation and dividends up to the limit of minimum legal compulsory payment as required by Brazilian GAAP and Company’s by-laws (25% of adjusted net income - see Note 17) would be considered as declared for US GAAP purposes.

(viii) Effects of functional currency adjustments

According to Brazilian GAAP, entities incorporated in Brazil must use the local currency (real) as their functional currency. Brazilian GAAP financial statements are presented in reais, and assets and liabilities denominated in foreign currencies are translated into reais at official exchange rates reported by the Brazilian Central Bank at each balance sheet date. Exchange rate differences arising on monetary items in foreign currencies are recognized in the statements of operations of the period in which they own.

Under US GAAP, an entity’s functional currency must be determined taking into account the economic environment in which it operates and the currency in which its main operating and financial indicators are determined. Certain of the Company’s subsidiaries have determined that the U.S. dollar is its functional currency since a substantial portion of their consolidated sales are destined for export and denominated in U.S. dollars, significant portion of their consolidated production costs are linked or denominated in U.S. dollars, and a significant

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

portion of their consolidated financing is also denominated in U.S. dollars. The Company’s Board of Directors (“Conselho de Administração”) and management consider the U.S. dollar to be their functional currency for US GAAP only.

The domestic subsidiaries, CST, Vega do Sul and Belgo-Mineira Bekaert Artefatos de Arames Ltda. (BMB), which produce steel cords, each have a vast majority of their indicators determined by the U.S. dollar. Thus, for US GAAP purposes, CST, Vega do Sul and BMB’s functional currency is the U.S. dollar.

The foreign subsidiaries Acindar Ind. Argentina de Aceros S.A. (Acindar), Belgo-Mineira Uruguai (BMU) and Bemex International Ltd. use the Argentinean pesos, Uruguayan pesos and the U.S. dollar, respectively, as their functional currency.

For purposes of financial statements under Brazilian GAAP, the translation method used was that of the current rate (balance sheet and statement of operations converted by the rate at the end of each financial year). For purposes of US GAAP, amounts are reported based on functional currency balances translated to reais at the period end exchange rates for balance sheet accounts and average rates for the year for statement of operations and cash flows. Also under US GAAP, gains and losses resulting from translation of foreign operations is recorded in other comprehensive income in shareholders’ equity.

(ix) Convertible debentures

Under Brazilian GAAP, the ONC’s issued by Acindar, which are held by third parties, were accounted for at December 31, 2004 at the face value plus accrued interest.

Under US GAAP, the ONC’s were evaluated at the commitment date, February 2, 2004, as to whether an embedded beneficial conversion feature existed. The beneficial conversion feature is calculated at its intrinsic value at the commitment date (that is, the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the debt is convertible). It was determined that a beneficial conversion feature did exist at the commitment date, thus for US GAAP, a portion of the proceeds from the issuance of the ONC’s, equal to the intrinsic value, was allocated to additional paid-in capital. As the ONC’s to third parties have a stated redemption date as of February 4, 2013, the debt discount will be amortized to interest expense beginning February 4, 2004 to February 4, 2013 using the effective interest method.

(x) Pension plan

In determining the pension benefit obligations for Brazilian GAAP, Brazilian Accounting Standard NPC 26 became effective for financial statements beginning with the year ended December 31, 2001. As permitted by NPC 26, the transitional obligation at adoption date,

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

which is the difference between the plan’s net assets and the projected benefit obligation at that date, was fully recognized directly to retained earnings.

For the purpose of US GAAP, the Company recognizes these effects according to SFAS No 87, “Employer’s Accounting for Pensions.” An initial transition obligation determined based on an actuarial valuation is recognized and actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, is recorded in accordance with these standards and therefore result in deferral differences. SFAS No 87 does not allow the immediate recognition of actuarial gains and losses. They are deferred and recognized over time.

(xi) Revaluations

As allowed by Brazilian GAAP, the subsidiary, CST, adopted the revaluation criterion for its property, plant and equipment. As a result of the merger the revaluation recorded by CST was reversed. In addition, as a result of the Company’s internal reorganization in March 2005, such revaluation was realized for Brazilian Gaap purposes.

Such revaluations are not allowed by US GAAP, and consequently all related impacts in equity and net income were reversed in the reconciliation including the reversal of the related deferred taxes.

(xii) Tax incentives

The subsidiaries CST and Belgo Bekaert Nordeste (BBN) enjoy tax incentives in terms of income tax reductions, given its location in an area which qualifies for federal incentives. Until 2003, Belgo Siderurgia’s Vitória plant also enjoyed a similar incentive.

According to Brazilian GAAP, such benefits must be directly recorded as a credit to shareholders’ equity in a capital reserve account at the subsidiary level. For consolidation purposes the tax incentives are reclassified to income tax expense, as determined by the consolidation rules issued by CVM.

Under US GAAP, tax incentives at any level would be accounted for as a reduction of income tax expense for the period.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

(xiii) Capital lease arrangements

Brazilian GAAP does not require capitalization of assets acquired through capital lease arrangements. Virtually all lease contracts are considered as operating leases, with charges being recorded in statements of operations throughout the period of the lease arrangement. The residual value, often reached at a bargain purchase option, after the period of the lease arrangement, is capitalized and depreciated over the estimated useful remaining life.

US GAAP requires capital lease arrangements defined under SFAS 13 to be capitalized and depreciated over the estimated useful remaining life.

(xiv) Debt issuance costs

Under Brazilian GAAP, debt issuance costs are expensed as incurred.

Under US GAAP debt issuance costs related to the issuance of debt securities or other short- or long-term borrowings are capitalized as deferred debt issuance cost and amortized over the term of the debt.

(xv) Gain on SMJ Debt

In January 2005, Belgo Mineira Participação Indústria e Comércio S.A. (“BMP”) invested an amount of R$17.9 million as additional paid capital in its subsidiary Belgo Siderugia S.A (formerly Siderurgica Mendes Junior – SMJ). In Belgo Siderurgia S.A., the corresponding liability had been booked at its nominal amount R$600 million, R$95 million representing principal and R$505 million as interest and inflation adjustments to the original loans. The R$582.1 million difference, between BMP’s credits and Belgo Siderurgia S.A.’s liability, was written off against the accumulated losses of Belgo Siderurgia S.A, thus increasing its shareholder’s equity and, positively influencing, via equity pick-up, the Parent Company’s earnings for Brazilian GAAP purposes in 2005. For US GAAP purposes, this difference was considered in the purchase accounting of SMJ during 2003 and affected the determination of the related negative goodwill. Therefore such gain would not affect the determination of net income under US GAAP for the year ended December 31, 2005 and accordingly the net income under US GAAP for such period would be lower by R$582.1 million.

(xvi) Debt restructuring

According to Brazilian GAAP, a gain from a debt restructuring involving modification of terms is recognized when the carrying value of the restructured debt exceeds the fair value calculated on the basis of the new terms. Under US GAAP, a gain from a troubled debt restructuring involving modification of terms can only be recognized when the carrying amount of the debt exceeds the total future cash payments specified by the new terms. A reconciling item is set forth for the difference in the recognition of a debt restructuring gain.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

(xvii) Minority shareholders

As detailed in Note 2(k) not all subsidiaries consolidated are wholly owned by Arcelor Brasil; therefore, the US GAAP adjustments identified for each of such subsidiaries are allocated to their respective minority shareholders based on their participation.

(xviii) Cumulative effect of change in accounting principle

Under US GAAP, effective January 1, 2004, the Company changed its policy regarding the accounting for the equity investment in Acindar previously reported on a one-month lag. In an effort to provide more timely and meaningful financial information on the Company’s business operations, the Company determined that all businesses should be reported on a real-time basis and therefore, the financial results as of and for the year ended December 31, 2004 reflect the change of bringing the Acindar subsidiary off of the lag. Therefore, the Company’s financial results for the year ended December 31, 2004 includes the results of Acindar for the eight-months ended December 31, 2004 and the results of Acindar as an equity investment from December 1, 2003 to April 30, 2004. As a result of this change, R$22,379 would be considered a cumulative effect of change in accounting principle and would be shown separately on the statement of operations before arriving at the net income for the year.

(xix) Equity pick-up adjustments

The financial statements of the affiliated companies, mainly Acindar Industria Argentina de Aceros S.A. (accounted for under the equity method up to April 2004), for the purposes of the above reconciliation, were adjusted to comply with US GAAP. It should be noted that the most significant adjustments identified from Argentinean accounting principles (Argentinean GAAP) to US GAAP are related to inflation accounting. Nevertheless, the accounting principles used in the preparation of the Brazilian GAAP consolidated financial statements and those that would be required under US GAAP in relation to inflation accounting are similar and therefore no reconciling items regarding inflation accounting exist in the above reconciliations. In addition, no other material differences between Argentinean GAAP, Brazilian GAAP and US GAAP were identified, thus no specific items are included in the shareholders’ equity and net income US GAAP reconciliations.

(xx) Earnings per share

Under Brazilian GAAP, net income per share is calculated on the number of total shares outstanding at the balance sheet date. Information is disclosed for the parent company per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchange.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

Under US GAAP, basic earnings per common share is computed by dividing net income attributable to common shares by weighted average number of common shares and share equivalents outstanding during the period. The computation of diluted earnings per common share is similar to the computation of basic earnings per common share, except for the impact of convertible debentures issued by the subsidiary Acindar.

The table below presents the determination of US GAAP net income available to common shareholders and weighted average common shares outstanding used to calculate basic and diluted earnings per share for each of the years presented.

	2005	2004	2003

Basic
Net income available for common shareholders before
cumulative effect of change in accounting principle	2,545,485	1,898,478	619,142
Cumulative effect of change in accounting principle	-	22,379	-

Net income available for common shareholders	2,545,485	1,920,857	619,142

Weighted-average number of shares – basic	599,814	580,010	366,460

Basic earnings per thousand common shares before
cumulative effect of change in accounting principle	4.24	3.27	1.69

Cumulative effect of change in accounting principle	-	.04	-

Basic earnings per thousand common shares	4.24	3.31	1.69

	2005	2004	2003

Diluted
Net income available for common shareholders before
cumulative effect of changes in accounting principle	2,479,827	1,859,869	554,112
Cumulative effect of changes in accounting principle	-	22,379	-

Net income available for common shareholders (*)	2,479,827	1,882,248	554,112

Weighted-average number of shares – diluted	599,814	580,010	366,460

Diluted earnings per thousand common shares before
cumulative effect of change in accounting principle	4.13	3.21	1.51

Cumulative effect of change in accounting principle	-	0.04	-

Diluted earnings per thousand common shares	4.13	3.25	1.51

(*) The difference between the net income available for common shareholders’ considered as the numerator for basic and diluted earnings per share calculation under US GAAP for 2005, 2004 and 2003 is due to the impact of the convertible debentures issued by the subsidiary Acindar.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

(xxi) Classification of statement of operations

Under Brazilian GAAP, in addition to the differences noted above, the classification of certain income and expense items is presented differently from US GAAP.

The significant reclassifications are summarized as follows:

  Brazilian GAAP requires interest expense and income to be shown as part of operating income (expense) and accrued interest as a part of loans and financing within liabilities. Under US GAAP, interest expense and income would be shown separately after operating income (expense) within the statements of operations. Financial expense, net under Brazilian GAAP totaled R$220,688, R$84,217 and R$27,907 in 2005, 2004 and 2003, respectively.

  Brazilian GAAP requires gains and losses on the disposal or impairment of permanent assets to be classified as non-operating results. According to US GAAP, such gains and losses on the disposal or impairment of property, plant and equipment are classified within operating income. Losses on the disposal of permanent assets totaled R$95,840, R$7,147 and R$38,749 in 2005, 2004 and 2003, respectively.

  Brazilian GAAP requires that statutory attributions (executive profit sharing) be recorded separately before “income before minority interest” on the statement of operations. Under US GAAP, statutory attributions would be classified as operating expenses on the statement of operations. Executive profit sharing expensed totaled R$4,008, R$7,304, and R$3,271 in 2005, 2004 and 2003, respectively.

  Under Brazilian GAAP, shipping and handling expenses are recorded as a reduction of gross sales revenues. Under US GAAP these shipping and handling expenses are recorded as cost of sales. Shipping and handling expenses totaled R$481,147, R$337,380 and R$265,559 in 2005, 2004 and 2003, respectively.

  Under Brazilian GAAP, equity interest in income (loss) of associated companies is recorded as operating income (expenses). Under US GAAP, equity interest in income (loss) of associated companies is generally classified in the statement of operations in a caption after income tax. Equity interest in income (loss) of associated companies, under Brazilian GAAP, totaled R$495,143, R$(7,116) and R$83,409 in 2005, 2004 and 2003, respectively.

  Please also see proportional consolidation of jointly-controlled entities under item (xxii).

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

(xxii) Classification of balance sheet

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP.

The significant reclassifications are summarized as follows:

  Under Brazilian GAAP, deferred income tax assets are shown separately from liabilities. Classification between current or non-current depends on the expected timing of realization. For US GAAP purposes, deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are netted rather than presented gross. See Note 16.

  Brazilian GAAP requires the classification of “permanent assets.” This includes investments in associated companies, property, plant and equipment and deferred charges, including goodwill, which the Company has the intent and ability to hold and use in its operating activities. Under US GAAP, these assets would be classified as non- current assets and property, plant and equipment.

  Brazilian GAAP allows export financing instruments to be recorded as a reduction of the related accounts receivable balances. Under US GAAP, such export financing instruments must be accounted for as financial debt.

  Under Brazilian GAAP, jointly-controlled entities must be consolidated using the proportional consolidation method. Proportional consolidation requires that each investor’s share of the assets, liabilities, income and expenses be combined on a line-by- line basis with similar items in the Company’s consolidated financial statements. Under US GAAP, jointly-controlled entities are accounted for under the equity method.

The following table presents summarized assets and liabilities of, the Company’s subsidiary, Guilman Amorin that is proportionally consolidated in the balance sheet in accordance with Brazilian GAAP:

	December, 31

	2005	2004

Balance sheet
Total current assets	23,992	19,996
Property, plant and equipment	63,967	66,397
Total assets	101,663	91,361
Total current liabilities	36,457	34,420
Total long-term liabilities	31,758	51,783

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

The following table shows summarized income and expenses and cash flow information of Guilman Amorin that is proportionally consolidated in the statement of operations in accordance with Brazilian GAAP:

	For the years ended December 31,

	2005	2004	2003

Statement of operations
Net sales	28,381	27,152	27,210
Operating income	31,686	28,576	47,094
Net income	39,182	21,753	34,643

Cash flows
Cash flow provided by operating
activities	22,703	18,012	27,773
Cash flow used in investing activities	(497)	(28)	(164)
Cash flow used in financing activities	(18,025)	(20,364)	(22,762)

This proportional consolidation criteria used did not impact shareholders’ equity or net income under US GAAP.

26 ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

US GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with US GAAP disclosure requirements. Below are US GAAP condensed consolidated financial statements, additional US GAAP disclosure requirements and/or explanations of disclosure differences between Brazilian GAAP and US GAAP not incorporated in the above notes.

a. Condensed Consolidated Balance Sheets, Statements of Income and Cash Flows – US GAAP

The following are the condensed consolidated balance sheets of the Company under US GAAP at December 31, 2005 and 2004:

	2005	2004

Current assets
Cash and cash equivalents	1,083,305	1,248,033
Marketable securities	161,411	146,258
Trade accounts receivable, net	1,275,915	1,504,954
Inventories	2,671,561	2,462,806

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

	2005	2004

Recoverable and deferred taxes	609,650	711,457
Other current assets	206,351	224,031

Total current assets	6,008,193	6,297,539

Non-current assets
Recoverable and deferred taxes	1,040,666	2,081,316
Restricted deposits for legal proceedings	386,884	385,526
Other non-current assets	200,550	213,227
Property, plant and equipment, net	10,496,774	8,655,713
Investments	119,024	215,039

Total non-current assets	12,243,898	11,550,821

Total assets	18,252,091	17,848,360

	2005	2004

Current liabilities
Trade accounts payable	657,232	628,857
Current portion of long-term debt	521,617	770,687
Income tax, taxes and social contribution payable	375,856	531,014
Dividends and interest on shareholders’ equity payable	570,780	263,391
Other current liabilities	636,657	527,297

Total current liabilities	2,762,142	2,721,246

Long-term liabilities
Long-term debt	1,774,911	2,030,716
Accrued pension cost liability	83,172	152,633
Provision for contingencies	586,540	576,599
Other long-term liabilities	506,743	720,182

Total long-term liabilities	2,951,366	3,480,130

Minority interest	636,011	2,651,952

Shareholders’ equity	11,902,572	8,995,032

Total liabilities and shareholders’ equity	18,252,091	17,848,360

The following are the condensed consolidated statements of operations of the Company under US GAAP for the years ended December 31, 2005, 2004 and 2003:

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

	2005	2004	2003

Net revenue	13,341,337	9,055,400	3,855,842

Costs of products sold	(7,936,228)	(5,316,350)	(2,433,742)

Gross profit	5,405,109	3,739,050	1,422,100

Operating income (expenses):
Selling, general and administrative	(966,398)	(756,610)	(379,274)
Other operating expenses	(242,863)	(263,238)	(159,264)

	(1,209,261)	(1,019,848)	(538,538)

Operating income	4,195,848	2,719,202	883,562

Financial expense	(555,678)	(250,742)	(172,700)
Financial income	27,111	176,963	78,235
Non-operating expense	(63,322)	(28,315)	(61,831)

Income before income taxes, equity interest in
income (loss) of associated companies and
minority interest and cumulative effect of
change in accounting principle	3,603,959	2,617,108	727,266

Income tax expense	(719,926)	(283,624)	(146,420)
Equity interest in income (loss) of associated
companies	(86,962)	(24,623)	83,409
Minority interest	(251,586)	(410,383)	(45,113)

Net income before cumulative effect of change in
accounting principle	2,545,485	1,898,478	619,142
Cumulative effect of change in accounting
principle	-	22,379	-

Net income after cumulative effect of change in
accounting principle	2,545,485	1,920,857	619,142

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

The following are the condensed consolidated statements of cash flows of the Company under US GAAP for the years ended December 31, 2005, 2004 and 2003:

	Year ended December 31,

	2005	2004	2003

Cash flows from operating activities
Net income	2,545,485	1,920,857	619,142
Adjustments to reconcile net income to cash provided by
Depreciation, amortization and depletion	794,644	640,974	129,874
Minority interest	251,586	410,383	45,113
Equity interest in income (loss) of associated companies	86,962	24,623	(83,409)
Loss on disposal of property, plant and equipment, net	101,783	19,896	46,279
Deferred income taxes	614,220	229,023	146,421
Cumulative effect of change in accounting principle	-	(22,379)	-
Others	86,010	59,554	270,440

Decrease (increase) in assets
Trade accounts receivable	249,478	(605,483)	27,906
Inventories	(200,131)	(528,843)	(167,458)
Other receivables	(58,200)	62,251	(473,354)

Increase (decrease) in liabilities
Trade accounts payable	(47,763)	(25,312)	113,673
Income tax, taxes and social contribution payable	(712,475)	(353,454)	38,367
Other liabilities	(155,314)	72,545	(136,775)

Net cash provided by operating activities	3,556,285	1,904,635	576,219

Cash flows from investing activities
Investments	290,668	784,965	(234,802)
Purchase of property, plant and equipment	(3,177,369)	(1,009,468)	(652,264)
Sales of shares	(246)	-	-

Net cash used in investing activities	(2,886,953)	(224,503)	(887,066)

Cash flows from financing activities
Loans and financing received	1,256,089	809,688	839,169
Loans and financing paid	(1,334,258)	(1,063,926)	(778,489)
Redemption of debentures	(208,296)	(346,237)	(25,526)
Increase in capital	-	53,252	266,626
Payment of dividends and interest on shareholders’ equity	(729,986)	(379,073)	(135,817)

Net cash (used in) provided by financing activities	(1,016,451)	(926,296)	165,963

Effects of foreign currency translation	182,391	(27,609)	108,640

Increase (decrease) in cash and cash equivalents	(164,728)	726,227	(36,244)

Cash and cash equivalents at the beginning of the year	1,248,033	521,806	558,050

Cash and cash equivalents at the end of the year	1,083,305	1,248,033	521,806

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

	Year ended December 31,

	2005	2004	2003

Supplementary disclosure of cash flow information:

Cash paid during the year for:
Income taxes	453,242	221,229	155,127
Interest	138,801	96,499	110,682

Non-cash transaction:
Conversion of convertible notes in the acquisition of
investments, Acindar	-	(243,219)	-
Acquisition of Acindar	-	123,141	-
Acquisition of CST and Vega by issuance of shares	6,413,545	-	-

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

b. Pension Plan

Information with respect to the Company’s defined benefit plan (excluding the subsidiary CST’s pension plan, which is disclosed separately below), in the form required by SFAS No 132-R; “Employers’ Disclosure about Pensions and Other Postretirement Benefits” (revised 2003), for the years ended December 31, 2005 and 2004 is as follows:

	Pension benefits

	2005	2004

Change in benefit obligation:
Benefit obligation at beginning of year	104,923	89,968
Service cost	1,227	7,878
Interest cost	9,990	10,784
Benefits paid	(8,258)	(3,397)
Effects of settlement	(40,871)	-
Actuarial gain	(769)	(310)

Benefit obligation at end of year	66,242	104,923

Change in plan assets:
Fair value of plan assets at beginning of year	114,107	88,241
Actual return on plan assets	2,976	15,233
Employer contribution	5,848	8,418
Plan participants’ contributions	3,047	5,612
Effects of settlement	(42,146)	-
Actual benefit payments	(8,258)	(3,397)

Fair value of plan assets at end of year	75,574	114,107

Funded status	9,332	9,184

Unrecognized net transition obligation	333	749
Unrecognized net actuarial loss (gain)	3,646	(3,883)

Prepaid pension cost asset	13,311	6,050

The accumulated benefit obligation for the defined benefit pension plan was R$59,378 and R$94,051 at December 31, 2005 and 2004, respectively.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

The components of the Company’s net periodic benefit cost (income) were as follows:

	Pension benefits

	2005	2004	2003

Service cost	6,633	7,878	7,057
Interest cost	12,534	10,784	10,968
Expected return on plan assets	(14,495)	(11,277)	(9,396)
Amortization of actuarial loss	-	-	347
Amortization of transition obligation	415	415	415
Employee contributions	(4,528)	(3,872)	(5,867)

Net periodic benefit cost	559	3,928	3,524

The actuarial assumptions used in the accounting for the Company’s benefit plans were as follows:

	Pension liability

	2005	2004

Weighted average assumptions used to determine net
periodic benefit cost:
Discount rate	12.35%	12.35%
Expected return on plan assets	12.35%	12.35%
Average rate of compensation increase	8.15%	8.15%

Weighted average assumptions used to determine
benefit obligations:
Discount rate	12.35%	12.35%
Average rate of compensation increase	8.15%	8.15%

The expected long-term rate-of-return for the plan assets was determined considering the plan’s current short-term position, blended with the long-term view based on the pension portfolio’s past average rate or earnings and general expectations.

The Company’s contributions to the pension plan for the year end December 31, 2006 are estimated to be approximately R$6,300.

The calculations to measure the pension benefit were based on individual participant data (including activities, retirees and beneficiaries) as of September 30, 2005.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

Effects of migration to PGBL

Effective January 1, 2005, the Company commenced offering defined contribution plans through an insurance company PGBL (“Plano Gerador de Benefícios Livre”/Free Benefits Generator Plan).

For this new retirement plan, the Company is committed to match the monthly employee contributions. The retirement benefit of employees covered by PGBL will depend on the level of contributions and the effective return of the investments obtained by the fund.

With the implementation of this new retirement plan, the Company enabled the current participants of the defined benefit plan to migrate to the new plan, transferring the reserves already established by the participants and the Company’s contributions to the defined contributions plan. The following is a rollforward of the prepaid pension cost asset for 2005, including the effect of the settlement mentioned:

Prepaid pension cost asset at beginning of the year	6,050
Net periodic post-retirement benefits cost for the year	2,688
Actual company contribution during the year	5,848
Effect of settlement	(1,275)

Prepaid pension cost asset at end of the year	13,311

The Company’s pension plan is classified under US GAAP as a participating annuity contract. The insurance company guarantees a return of IGP (inflation index) + 6% and offers an additional percentage if the actual returns on assets exceed the guaranteed minimum. If the returns do not meet the guaranteed minimum, any future excess will be reduced to cover any underperformance of the fund. At no time is the Company obligated to pay the shortfall to the insurance company.

As the primary obligation for payment of benefits is effectively transferred to the insurance company, the Company has not disclosed estimated future benefit payments.

The subsidiary CST’s pension plans are administered by a board of curators of a foundation, Fundação de Seguridade Social dos Empregados da CST - FUNSSEST, which is comprised of plan members, chosen from the employees of the sponsor and retired participants. The plan assets are comprised principally of time deposits and equity securities, government securities and properties. All benefits are calculated and paid in Brazilian reais.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

Information with respect to CST’s pension plans, in the form required by SFAS No. 132-R, for the years ended December 31, 2005 and 2004 is as follows:

	Pension benefits

	2005	2004

Change in benefit obligation:

Benefit obligation at beginning of year	(612,018)	(518,186)
Service cost	(15,105)	(3,195)
Interest cost	(72,993)	(12,275)
Actuarial losses	(40,601)	(32,849)
Benefits paid	29,118	6,136
Translation gain (loss)	(202)	(51,649)
Effects of business combination(*)	155,130	-

Benefit obligation at end of year	(556,671)	(612,018)

Change in plan assets:

Fair value of plan assets at beginning of year	649,422	624,094
Actual return on plan assets	122,502	34,098
Employer contributions	13,978	3,275
Plan participants’ contributions	1,195	105
Actual benefit payments	(29,118)	(6,136)
Bonus to be paid(**)	-	(4,878)
Translation gain (loss)	126	(1,136)
Effects of business combination(*)	(155,130)	-

Fair value of plan assets at end of year	602,975	649,422

ITEM 10: Funded status
	46,304	37,404
Unrecognized net actuarial gain	(116,911)	(159,697)
Unrecognized net transition obligation	186	239
Unrecognized prior service cost	(26,082)	(36,629)
Effects of business combination(*)	27,707	-

Accrued pension cost liability	(68,796)	(158,683)

(*) Relates to the acquisition of the minority interest at September 30, 2005.
(**) Provision related to extra bonus paid to participants of Plan I during 2005.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

The components of CST’s net periodic benefit cost (income) were as follows:

	Pension benefits

		Three
	Year ended	months ended
	December 31,	December 31,
	2005	2004

Service cost	15,105	3,195
Interest cost	72,993	12,275
Expected return on plan assets	(98,555)	(7,729)
Amortization of transition obligation	29	8
Amortization of prior service cost	(7,090)	(1,941)
Amortization of actuarial gain	(26,672)	(6,533)

	(44,190)	(725)

Participants’ contributions	(386)	(310)
Effects of business combination	8,831	-

Net periodic benefit cost	(35,745)	(1,035)

The actuarial assumptions used in the accounting for CST’s benefit plans were as follows:

	Pension liability

	2005	2004

Weighted-average assumptions used to determine net
periodic benefit cost:
Discount rate	10.88%	12.18%
Average rate of compensation increase	(i)	(i)
Expected return on plan assets	13.28%	14.93%

Weighted-average assumptions used to determine benefit
obligations:
Discount rate	10.88%	12.18%
Average rate of compensation increase	(i)	(i)

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

(i) Annual salary increase assumptions were as follows:

	Year ended December 31,

	2005	2004

Plan I	4.60%	5.83%
Plan II
For year 2005	-	6.89%
For year 2006 on	5.65%	6.89%
Plans III and IV
For year 2005	-	10.06%
For years 2006 to 2009	7.74%	9.00%
From year 2009 on	6.69%	7.95%

Information about plan assets:

Plan I

	Asset allocation (%)			Weighted-average

				expected rate
Asset Category	2005	2004	Target	of return (%) (*)

Debt securities	100.00	99.06	97.00	12.96
Equity securities	-	0.94	-	-
Loans	-	-	3.00	10.87

Total	100.00	100.00	100.00	12.90

(*) Nominal rates include an expected inflation rate of 4.60% per annum.

Plan II

	Asset allocation (%)			Weighted-average

				expected rate
Asset Category	2005	2004	Target	of return (%) (*)

Debt securities	88.53	89.22	97.00	12.96
Equity securities	11.47	10.78	-	-
Loans	-	-	3.00	10.87

Total	100.00	100.00	100.00	12.90

(*) Nominal rates include an expected inflation rate of 4.60% per annum.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

Plan III

	Asset allocation (%)			Weighted-average

				expected rate
Asset Category	2005	2004	Target	of return (%) (*)

Debt securities	70.19	60.67	82.00	12.96
Equity securities	22.56	29.23	15.00	15.06
Real estate	2.43	5.02	-	10.87
Loans	4.82	5.08	3.00	20.87

Total	100.00	100.00	100.00	13.21

(*) Nominal rates include an expected inflation rate of 4.60% per annum.

Plan IV

	Asset allocation (%)			Weighted-average

				expected rate
Asset Category	2005	2004	Target	of return (%) (*)

Debt securities	85.83	84.10	85.00	12.96
Equity securities	14.17	15.90	15.00	15.06

Total	100.00	100.00	100.00	14.93

(*) Nominal rates include an expected inflation rate of 4.60% per annum.

The fair value of plan assets amounted to R$642,341 and R$649,422 at December 31, 2005 and 2004, respectively. FUNSSEST seeks to match the plan assets with the actuarial obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets, and, consequently, the funds are primarily invested in Brazilian securities. Following the strategy described in its investment plan for 2005, pension assets of FUNSSEST are allocated with a goal to achieve the distribution described in the tables above (Plans I, II, III and IV).

Expected rates of return

	Gross expected	Net expected
	rate of return	rate of return

Plans I, II and III	13.08	8.48
Plan IV	13.28	8.68

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

FUNSSEST has determined the overall expected long-term rate of return on assets based on historical returns and the extent to which adjustments were made to those historical returns, and how those adjustments were determined.

Accumulated benefit obligation

	2005	2004

Plans I, II and III	522,357	384,814
Plan IV	34,657	38,335

Total	557,014	423,149

Estimated future benefit payments

Year	Plan I	Plan II	Plan III	Plan IV(*)

2006	9,123	10,974	10,881	9
2007	9,000	11,424	12,436	19
2008	8,872	11,583	14,794	29
2009	8,745	11,722	17,745	40
2010	8,619	11,874	20,510	51
2011-2015	40,769	59,104	146,722	434

(*) For Plan IV; estimated future benefit payments do not include benefits from the plan’s defined contribution portion.

CST’s contributions to the plans for the year end December 31, 2006 are estimated to be approximately R$15,000.

The calculations to measure the pension benefit were based on individual participant data (including actives, retirees and beneficiaries) as of September 30, 2005.

The pension liability is treated for accounting purposes as a non-monetary liability, despite the pension disbursements being made in reais. Accordingly, the foreign currency translation gain and losses are deferred (unrecognized net actuarial gain account) to be recognized along with other actuarial gains and losses over a period of 5 years.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

c. Comprehensive income

US GAAP requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include movements in equity which are not the result of transactions with owners. For Arcelor Brasil, the components of comprehensive income are its net income and changes in cumulative translation adjustment.

Comprehensive income for the year ended December 31,	2005	2004	2003

Net income	2,545,485	1,920,857	619,142

Cumulative translation adjustments, net of R$0 tax	(683,653)	(22,920)	(120,905)

Comprehensive income	1,861,832	1,897,937	498,237

d. Segment information

US GAAP requires that public enterprises disclose certain information about segments on the basis that the chief operating decision-maker uses such information internally for deciding how to allocate resources to segments and in assessing performance.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

These Company’s segments are: (1) Steelmaking – Brazil; (2) Steelmaking – Argentina; (3) Wire Drawing – Brazil; (4) Flat Steel; and (5) Others. These segments comprise one or more legal entities (see each segment’s listing of companies in Note 2a). The steelmaking segment in Brazil and the steelmaking segment in Argentina mainly operate in producing and trading long steel products for civil construction, industry at large and the agricultural sectors (bars, profiles, wire rods, etc.). The wire drawing segment produces and trades drawn products for use in industry applications and farming and ranching (wires, nails, fences, etc.). The flat steel segment is comprised of the subsidiaries CST and Vega who operate in producing and selling iron and steel products, mainly slabs and semi-finished steel plates for export. “Others” is a segment comprising the subsidiary CAF (reforesting activities), services rendered by BMS, and Guilman (supplied electric power). Prices and conditions within the segments are compatible with those in the market.

	2005 (Under Brazilian GAAP)

	Brazilian	Argentinean	Brazilian
	Long Steel	Long Steel	Wire	Flat Steel
	Segment	Segment	Segment	Segment	Other	Eliminations	Consolidated

Net revenue	4,848,015	2,050,874	2,035,730	2,941,359	159,514	(1,349,321)	10,686,171

External customers	3,737,762	2,011,511	1,914,518	2,941,359	81,020	-	10,686,171
Inter segments	1,110,253	39,363	121,212	-	78,494	(1,349,321)	-

Depreciation and amortization	(565,827)	(45,528)	(85,547)	(205,973)	(13,405)	-	(936,280)

Financing income	78,893	34,122	25,397	20,252	31,017	(25,155)	164,526
Financing expense	(190,297)	(50,847)	(31,550)	(133,945)	(8,576)	23,713	(391,502)
Exchange variation	28,881	3,111	(2,200)	(23,680)	7,940	(7,764)	6,288

Operating income	1,157,310	754,787	316,553	614,312	57,236	26,730	2,926,928

Equity interest (expense) income	483,154	8,539	3,450	-	-	-	495,143

Income tax and social contribution
(expense) benefit	(127,714)	(241,367)	(82,761)	117,608	(6,981)	18,138	(323,077)

Total assets	4,649,646	1,611,897	1,024,497	9,585,098	1,342,094	-	18,213,232

Capital expenditures	243,131	72,013	104,721	881,079	496,545		1,797,489

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

	2004 (Under Brazilian GAAP)
		>		>

	Brazilian Long Steel Segment		Argentinean Long Steel Segment		Brazilian Wire Segment
						Other	Eliminations	Consolidated

Net revenue	4,436,214		1,445,222		1,923,125	128,839	(1,242,490)	6,690,910

External customers	3,413,674		1,388,800		1,823,941	64,495	-	6,690,910
Inter segments	1,022,540		56,422		99,184	64,344	(1,242,490)	-

Depreciation and amortization	(555,238)		(25,251)		(88,472)	(11,792)	-	(680,753)

Financing income	99,626		18,850		14,140	30,507	(24,487)	138,636
Financing expense	(165,806)		(44,273)		(34,768)	(7,736)	24,576	(228,007)
Exchange variation	29,428		(26,718)		(3,986)	6,430	-	5,154

Operating income (expense)	781,263		594,719		402,171	56,611	(38,053)	1,796,711

Equity interest (expense) income	(10,903)		2,070		5,764	(4,047)	-	(7,116)

Income tax and social contribution
(expense) benefit	(134,600)		(228,323)		(115,022)	(17,188)	33,096	(462,037)

Total assets	4,934,738		1,727,546		980,807	453,681	-	8,096,772

Capital expenditures	234,712		36,284		69,978	52,939	-	393,913

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

	2003 (Under Brazilian GAAP)

	Brazilian	Brazilian
	Long Steel	Wire	Other	Eliminations	Consolidated
	Segment	Segment

Net revenue	3,076,978	1,404,714	124,753	(826,556)	3,779,889

External customers	2,355,825	1,360,370	63,694	-	3,779,889
Inter segments	721,153	44,344	61,059	(826,556)	-

Depreciation and amortization	(281,951)	(47,970)	(14,812)	-	(344,733)

Financing income	176,984	18,788	30,387	(39,150)	187,009
Financing expense	(172,576)	(36,456)	(7,019)	39,245	(176,806)
Exchange variation	(53,797)	(7,958)	23,645	-	(38,110)

Operating income (expense)	379,658	270,898	95,480	131,015	877,051

Equity interest income (expense)	117,409	8,936	-	(42,936)	83,409

Income tax and social contribution
(expense) benefit	93,475	(67,157)	(26,024)	8,544	8,838

Total assets	5,067,825	854,157	353,839	-	6,275,821

Capital expenditures	254,374	51,378	32,648	-	338,400

Information on the Company’s net revenues under Brazilian GAAP by geographic area is as follows:

Destination	2005	2004	2003

North America	1,302,082	555,032	352,642
Asia	626,253	90,341	103,228
Europe	286,851	91,115	78,279
Latin America (mainly Argentina)	2,416,931	1,697,976	292,385
Other	169,936	108,039	54,296

	4,802,053	2,542,503	880,830

Brazil	5,884,118	4,148,407	2,899,059

Total	10,686,171	6,690,910	3,779,889

e. Commitments

The Company’s purchase commitments as of December 31, 2005 amount to R$650,000 and are mostly earmarked for projects to improve and increase production capacity.

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

f. Capital Leases

The Company’s subsidiary Vega do Sul has a contract signed with a supplier of services that is providing electricity, compressed air, various types of water, gas, hydrogen and nitrogen and other similar substances required in the production process of the mill, as well as industrial waste management and the processing complex. Such services are being provided to Vega from a multi-facility utilities center (CMU) located within Vega’s site. The contract is for an initial period of 15 (fifteen) years, for which the monthly remuneration includes fixed take-or-pay payments for the availability of the capacity and for the provision of the services. Such contract, in substance, conveys the right to use the CMU to Vega for a specified period of time and substantially transfers all risks and rewards to Vega, and, therefore, it is accounted for under EITF 01-08 and FAS 13 as a capital lease.

Year end
December 31,

2006	21,625
2007	21,625
2008	21,625
2009	21,625
2010 and forward	167,051

Total minimum payments	253,551

Less amount representing interest	(131,498)

Present value of net minimum capital lease payments	122,053

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

g. Marketable securities

The amortized cost, gross unrealized holding gains and losses, and fair value of held-to-maturity debt securities by security type at December 31, 2005 and 2004 were as follows:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	holdings	holdings	value
		gains	losses

At December 31, 2005
Held to Maturity:
Government bonds	51,437	-	740	50,697
At December 31, 2004
Held to Maturity:
Government bonds	107,500	-	1,349	106,151

The Company also maintains a short-term portfolio of investment securities classified as trading that in December 31, 2005 and 2004 amounted to R$109,974 and R$38,758, respectively. These investments are subject to price volatility associated with any interest-bearing instrument.

h. New standards

In March 2005, the FASB issued FASB Interpretation (FIN) No 47, “Accounting for Conditional Asset Retirement Obligations – an Interpretation of Financial Accounting Standard No 143, Accounting for Asset Retirement Obligations.” FIN No. 47 clarifies the requirement to record liabilities stemming from a legal obligation to clean up and retire fixed assets when retirement depends on a future event. The FASB believes this interpretation will result in more consistent recognition of liabilities relating to asset retirement obligations, more information about expected future cash outflows associated with the obligations and investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets. FIN No. 47 was effective for fiscal year 2005. The adoption of this standard did not have any impact on the Company’s financial statements.

In May 2005, the FASB issued FASB Statement No 154, “Accounting Changes and Error Corrections a replacement of APB Opinion No 20 and FASB Statement No 3.” This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. APB Opinion No 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of

Arcelor Brasil S.A.
(formerly known as Companhia Siderúrgica Belgo-Mineira)

Notes to Consolidated Financial Statements
(Expressed in thousands of Reais, unless otherwise stated)

the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FASB Statement No 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this Statement to have an impact on the Company’s consolidated financial statements

In February 2006, the FASB issued SFAS No 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment to SFAS No 133 and No 140. The primary objectives of this Statement with respect to SFAS No 133 are to simplify accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and to eliminate the interim guidance in Statement No 133 Implementation Issue No D1, “Application of FAS No 133 to beneficial Interests in Securitized Financial Assets,” which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No 133. The primary objective of this Statement with respect to SFAS No 140 is to eliminate a restriction on the passive derivative instruments that a qualifying special-purpose entity (SPE) may hold. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management does not expect the adoption of this Statement to have an impact on the Company’s consolidated financial statements.

* * *

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ARCELOR BRASIL S.A.

By:	/s/ José Armando de Figueiredo Campos

Name: José Armando de Figueiredo Campos
Title: Chief Executive Officer

By:	/s/ Leonardo de Moraes Horta

Name: Leonardo de Moraes Horta
Title: Chief Financial Officer

Dated: June 29, 2006

Exhibit Index

Exhibit Number	Description

1.1	English translation of our Estatuto Social (by-laws), as amended

12.1	Section 302 Certification of the Chief Executive Officer

12.2	Section 302 Certification of the Acting Chief Financial Officer

13.1	Section 906 Certification of the Chief Executive Officer

13.2	Section 906 Certification of the Acting Chief Financial Officer